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TABLE OF CONTENTS
INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on May 3, 2006

Registration No. 333-131078

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 6 to
FORM S-4
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

DIGITAL GENERATION SYSTEMS, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	7319 (Primary Standard Industrial Classification Code Number)	94-3140772 (I.R.S. Employer Identification No.)
750 W. John Carpenter Freeway, Suite 700 Irving, Texas 75039 (972) 581-2000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Office)

Scott K. Ginsburg
Chief Executive Officer
750 W. John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:
David R. Earhart, Esq. Gardere Wynne Sewell LLP 1601 Elm Street 3000 Thanksgiving Tower Dallas, TX 75201-4761 (214) 999-3000	Raymond Grochowski, Esq. Latham & Watkins LLP 555 Eleventh Street, N.W. Tenth Floor Washington, D.C. 20004 (202) 637-2200	Joseph E. Mullaney III, Esq. Nutter McClennen & Fish LLP World Trade Center West 155 Seaport Boulevard Boston, MA 02210 (617) 439-2000

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and all other conditions to the merger of DG Acquisition Corp. IV ("Merger Sub"), a Delaware corporation and a recently formed, wholly owned subsidiary of Digital Generation Systems, Inc., a Delaware corporation ("DG Systems"), with and into FastChannel Network, Inc., a Delaware corporation ("FastChannel"), pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2006, by and among DG Systems, Merger Sub and FastChannel, attached as Appendix A to the Joint Proxy Statement/Prospectus forming part of this Registration Statement.

        If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on the date that the Commission, acting under Section 8(a), determines.

MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

Dear Stockholder:

        The Boards of Directors of Digital Generation Systems, Inc. and FastChannel Network, Inc. have approved a merger agreement that provides, among other things, for the merger of DG Acquisition Corp. IV, a wholly owned subsidiary of DG Systems ("Merger Sub"), with and into FastChannel. In this merger, the holders of FastChannel common and preferred stock will receive shares of DG Systems common stock in the amounts described in the accompanying joint proxy statement/prospectus and the holders of DG Systems common stock will continue to hold their shares.

        Pursuant to the merger, FastChannel stockholders will be entitled to receive an aggregate of up to 52,062,712 shares of DG Systems common stock, which shares are offered pursuant to the accompanying joint proxy statement/prospectus. If the merger is completed, holders of FastChannel common and preferred stock immediately prior to the merger will own approximately 41% of the Combined Company on a fully diluted basis and the holders of DG Systems common stock immediately prior to the merger will own approximately 59% of the Combined Company on a fully diluted basis. The number of shares to be issued will not be adjusted for changes in the market price of DG Systems common stock. We describe in detail the terms of the merger in the accompanying joint proxy statement/prospectus under the caption "THE MERGER," on page 42 which we urge you to read carefully. The common stock of DG Systems is quoted on The Nasdaq National Market under the symbol "DGIT."

        In the merger, the holders of FastChannel common and preferred stock will receive shares of DG Systems common stock in exchange for their shares of FastChannel as follows: (a) each share of FastChannel Series A-1 preferred stock will be converted into 1.2275 shares of DG Systems common stock; (b) each share of FastChannel B-1 preferred stock will be converted into 1.3093 shares of DG Systems common stock; (c) each share of FastChannel Series C-1 preferred stock will be converted into 1.9520 shares of DG Systems common stock; (d) each share of FastChannel Series D-1 preferred stock will be converted into 1.4975 shares of DG Systems common stock; (e) each share of FastChannel Series E-1 preferred stock will be converted into 1.4272 shares of DG Systems common stock; (f) each share of FastChannel Series F preferred stock will be converted into 1.1459 shares of DG Systems common stock; and (g) each share of FastChannel Common Stock will be converted into the number of Shares of DG Systems' common stock obtained by (A) subtracting (i) the aggregate number of shares of DG Systems' common stock issuable to holders of FastChannel preferred stock from (ii) 52,062,712 (as adjusted) divided by (B) the number of shares of FastChannel common stock outstanding immediately prior to the merger. If none of the then exercisable FastChannel derivative securities are exercised, each share of FastChannel common stock outstanding immediately prior to the merger will be converted into the right to receive approximately 0.83 shares of DG Systems common stock. If 50% of the then-exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately 0.69 shares of DG Systems common stock. If all of the then exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately .59 shares of DG Systems common stock.

        Because the value of DG Systems common stock to be issued in the merger will not be known until the time of the merger, whether the holders of then-exercisable FastChannel derivative securities will choose to exercise them in order to receive DG Systems common stock in the merger will not be knowable until immediately prior to the merger. At the time the FastChannel stockholders vote, they will not know the number of shares of DG Systems common stock that they will receive in the merger until the time of the merger.

        More information about DG Systems, FastChannel and the merger is contained in the accompanying joint proxy statement/prospectus. We encourage you to read the joint proxy statement/prospectus and to carefully consider the risk factors beginning on page 23 of the accompanying joint proxy statement/prospectus before voting.

        Your vote is very important.    Whether or not you plan to attend your company's special meeting, please take the time to vote your shares. You may vote your shares by completing, signing, dating and returning the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope.

Sincerely,

Scott K. Ginsburg Chairman of the Board Digital Generation Systems, Inc.	Lisa C. Gallagher Chairman of the Board FastChannel Network, Inc.

        The accompanying joint proxy statement/prospectus is dated May 3, 2006 and is first being mailed to the stockholders of DG Systems and FastChannel on or about May 5, 2006.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

HOW TO OBTAIN ADDITIONAL INFORMATION

        This document incorporates important business and financial information about DG Systems from documents that DG Systems filed with the Securities and Exchange Commission and that DG Systems has not included in or delivered with this document. This information is available to you without charge. You can obtain those documents through the Securities and Exchange Commission at www.sec.gov. You can obtain copies of these documents by requesting them in writing or by telephone from DG Systems or FastChannel at the following address and telephone number:

Digital Generation Systems, Inc. Investor Relations 750 W. John Carpenter Freeway, Suite 700 Irving, Texas 75039 (972) 581-2000	FastChannel Network, Inc. Investors Relations 250 First Avenue, Suite 201 Needham, Massachusetts 02494 (781) 898-6500

        To obtain timely delivery of requested documents prior to the respective special meetings, you must request documents no later than May 19, 2006. If you request any incorporated documents, we will mail the documents you request by first class mail, or another equally prompt means, within two business days after your request is received.

DIGITAL GENERATION SYSTEMS, INC.
750 W. JOHN CARPENTER FREEWAY, SUITE 700
IRVING, TEXAS 75039

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 26, 2006

To the Stockholders of Digital Generation Systems, Inc.:

        We will hold a special meeting of the stockholders of Digital Generation Systems, Inc., a Delaware corporation, on May 26, 2006 at 10:00 a.m., local time, at the Wingate Inn, 850 Walnut Hill Lane, Irving, Texas 75038, to consider and vote upon the following matters:

  1.
  A proposal to adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2006, by and among DG Systems, Merger Sub, a wholly owned subsidiary of DG Systems, and FastChannel, and approve the issuance of DG Systems common stock in the merger. A copy of the merger agreement is attached an Appendix A to the joint proxy statement/prospectus accompanying this notice;

  2.
  A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger;

  3.
  A proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split of the issued and outstanding shares of DG Systems common stock, $.001 par value per share; and

  4.
  To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

        The DG Systems Board of Directors has unanimously adopted and approved the merger agreement and the issuance of DG Systems common stock in the merger and the amendment to the DG Systems certificate of incorporation to effect the one-for-ten share reverse stock split and recommends that the stockholders vote FOR the adoption of the merger agreement and the approval of the issuance of DG Systems common stock in the merger and FOR the proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split.

        The close of business on April 14, 2006 has been fixed by the DG Systems Board of Directors as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Only holders of record of DG Systems common stock at the close of business on the record date may attend and vote at the special meeting. A list of such stockholders will be at the principal offices of DG Systems, located at 750 W. John Carpenter Freeway, Suite 700, Irving, Texas 75039, during ordinary business hours for the ten-day period prior to the special meeting.

        All stockholders are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting. Executed proxies with no instructions indicated thereon will be voted "FOR" the adoption of the merger agreement and the approval of the issuance of DG Systems common stock in the merger, "FOR" approval of the one-for-ten share reverse stock split and, in the discretion of the proxy holders, on each of the other proposals that may properly come before the special meeting.

        If you plan on attending the meeting and your shares are held in the name of a broker, trust, bank or other nominee, you should bring with you a proxy or letter from the broker, trustee, bank or nominee confirming your beneficial ownership of the shares. If you plan to vote via proxy and your shares are held in "street name," please note that your broker will not be permitted to vote on the approval of the merger agreement and the issuance of DG Systems common stock in the merger unless you provide your broker with instructions on how to vote.

By Order of the Board of Directors,
Omar A. Choucair Chief Financial Officer and Secretary
Irving, Texas May 3, 2006

FASTCHANNEL NETWORK, INC.
250 FIRST AVENUE, SUITE 201
NEEDHAM, MA 02494

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 25, 2006

To the Stockholders of FastChannel Network, Inc.:

        We will hold a special meeting of the stockholders of FastChannel Network, Inc., a Delaware corporation, on May 25, 2006 at 10:30 a.m., local time, at the offices of Nutter McClennen & Fish LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210, to consider and vote upon the following matters:

  1.
  A proposal to adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2006, by and among DG Systems, Merger Sub, a wholly owned subsidiary of DG Systems, and FastChannel, and approve the merger contemplated by the merger agreement. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus accompanying this notice;

  2.
  A proposal to adopt an amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger. A copy of the amendment is attached as Appendix E to the joint proxy statement/prospectus accompanying this notice;

  3.
  A proposal to terminate the FastChannel Fourth Amended and Restated Investors' Rights Agreement, dated as of September 9, 2004, by and among FastChannel and certain FastChannel stockholders in connection with the merger;

  4.
  A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger and adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger; and

  5.
  To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

        The FastChannel Board of Directors has unanimously adopted and approved the merger agreement and the merger and the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences in connection with the merger, and recommends that the stockholders vote FOR adoption of the merger agreement and approval of the merger, FOR adoption of the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger and FOR termination of the investor rights agreement.

        The close of business on April 18, 2006 has been fixed by the FastChannel Board of Directors as the record date for the determination of stockholders entitled to notice of and to vote at the special meeting or any adjournment or postponement thereof. Only holders of record of FastChannel preferred and common stock at the close of business on the record date may attend and vote at the special meeting. A list of such stockholders will be available at FastChannel, located at 250 First Avenue, Suite 201, Needham, MA 02494, during ordinary business hours for the ten-day period prior to the special meeting.

        All stockholders entitled to vote are cordially invited to attend the special meeting in person. However, to ensure your representation at the special meeting, you are urged to complete, sign and return the enclosed proxy card as promptly as possible in the enclosed postage-prepaid envelope. You may revoke your proxy in the manner described in the accompanying joint proxy statement/prospectus at any time before it is voted at the special meeting. Executed proxies with no instructions indicated thereon will be voted vote FOR adoption of the merger agreement and approval of the merger, FOR adoption of the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger, FOR termination of the investor rights agreement and, in the discretion of the proxy holders, on each of the other proposals that may properly come before the special meeting.

        A failure to vote is the same as a vote against proposals one (1), two (2) and three (3).

By Order of the Board of Directors,
John Roland President
Needham, Massachusetts May 3, 2006

TABLE OF CONTENTS

SUMMARY
FORWARD-LOOKING STATEMENTS
SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL DATA
MARKET PRICE INFORMATION
RECENT DEVELOPMENTS
EQUITY COMPENSATION PLAN INFORMATION
RISK FACTORS
THE MERGER
COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
THE MERGER AGREEMENT
ADDITIONAL AGREEMENTS
DG SYSTEMS' SPECIAL MEETING
DG SYSTEMS PROPOSAL TO APPROVE A ONE-FOR-TEN SHARE REVERSE STOCK SPLIT
FASTCHANNEL'S SPECIAL MEETING
FASTCHANNEL PROPOSAL TO ADOPT AN AMENDMENT TO FASTCHANNEL'S CERTIFICATE OF INCORPORATION TO AMEND THE LIQUIDATION PREFERENCES OF THE FASTCHANNEL STOCKHOLDERS IN CONNECTION WITH THE MERGER
FASTCHANNEL PROPOSAL TO TERMINATE THE FOURTH AMENDED AND RESTATED INVESTOR RIGHTS AGREEMENT IN CONNECTION WITH THE MERGER
INFORMATION REGARDING THE DG SYSTEMS' AND THE COMBINED COMPANY'S EXECUTIVE OFFICERS AND BOARD OF DIRECTORS
THE COMPANIES
DG SYSTEMS BUSINESS
DG SYSTEMS' MANAGEMENT'S DISCUSSION AND ANALYSIS
DESCRIPTION OF DG SYSTEMS CAPITAL STOCK
FASTCHANNEL BUSINESS
FASTCHANNEL MANAGEMENT'S DISCUSSION AND ANALYSIS
COMPARISON OF STOCKHOLDER RIGHTS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
Appendix A -	Second Amended and Restated Agreement and Plan of Merger, dated April 14, 2006, by and among DG Systems, Merger Sub and FastChannel
Appendix B -	Written Opinion of Southwest Securities, Inc., financial advisor to DG Systems
Appendix C -	Written Opinion of Revolution Partners, LLC, financial advisor to FastChannel
Appendix D -	Section 262 of the Delaware General Corporation Law
Appendix E -	Amendment to FastChannel Second Amended and Restated Certificate of Incorporation

i

QUESTIONS AND ANSWERS ABOUT THE MERGER

Q:
What is the proposed transaction?

A:
DG Acquisition Corp. IV, a wholly owned subsidiary of DG Systems ("Merger Sub"), will merge with and into FastChannel, after which FastChannel will continue as a wholly owned subsidiary of DG Systems. The holders of FastChannel common and preferred stock will receive shares of DG Systems common stock, so that after the merger, holders of FastChannel common and preferred stock will own approximately 41% of the Combined Company on a fully diluted basis. Holders of DG Systems common stock before the merger will continue to hold their shares following the merger, when they will collectively own approximately 59% of the Combined Company on a fully diluted basis.

Q:
When do you expect to complete the merger?

A:
We expect to complete the merger as soon as possible following the special meeting of the stockholders of DG Systems and FastChannel.

Q:
What will FastChannel stockholders receive in the merger?

A:
The issued and outstanding shares of FastChannel common and preferred stock will be converted into and exchanged for an aggregate of up to 52,062,712 shares of DG Systems common stock. DG Systems will not issue fractional shares and will pay cash in lieu of issuing fractional shares. If the proposal to approve the amendment to DG Systems' certificate of incorporation is adopted, the number of shares of DG Systems common stock to be received by FastChannel stockholders will be reduced to give effect to the one-for-ten share reverse stock split.

Q:
What will FastChannel stockholders receive for fractional shares?

A:
No fractional shares of DG Systems common stock will be issued as a result of the merger. Instead, FastChannel stockholders will receive cash in lieu of the issuance of any fractional shares. As promptly as practicable following the closing of the merger, DG Systems' exchange agent will determine the difference between (a) the number of full shares of DG Systems' common stock delivered and (b) the aggregate number of full shares of DG Systems' common stock to be distributed to the FastChannel stockholders pursuant to the merger agreement.

The exchange agent, as agent for such holders, shall sell the excess shares at then prevailing prices on the Nasdaq. The exchange agent will determine the portion of such net proceeds to which each holder of FastChannel stock is entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such FastChannel stockholder is entitled (after taking into account all shares of DG Systems' common stock to be issued to such holder) and the denominator of which is the aggregate amount of fractional share interests to which all FastChannel stockholders are entitled. DG Systems will pay all commissions, transfer taxes and other out-of-pocket transaction costs of the exchange agent incurred in connection with such sale or sales of the excess shares. In addition, DG Systems will pay the exchange agent's compensation and expenses in connection with such sale or sales.

Q:
Will FastChannel stockholders be able to immediately trade the DG Systems common stock that they receive in the merger?

A:
Yes, except for certain stockholders who are affiliates of FastChannel or who are subject to lock-up agreements with respect to their shares. All of the DG Systems common stock issued in the merger will be quoted on the Nasdaq National Market under the symbol "DGIT."

Q:
What do I need to do now?

A:
You should carefully read and consider the information contained in this joint proxy statement/prospectus and decide how you wish to vote your shares. You may wish to consult with your own legal and tax advisors.

Q:
How do I cast my vote?

A:
There are several ways your shares can be represented at your company's special meeting. You can attend the special meeting in person or you can indicate on the enclosed proxy card how you want to vote and return it in the accompanying pre-addressed postage paid envelope. In order to assure that your vote is obtained, please vote your proxy card even if you currently plan to attend the meeting in person.

Q:
Why is my vote important?

A:
If you do not return your proxy card or vote in person at your special meeting, it will be more difficult for DG Systems and FastChannel to obtain the necessary quorum to hold their special meetings. In addition, if you are a FastChannel stockholder, your failure to vote will have the same effect as a vote against the merger agreement and the merger.

Q:
If I am a DG Systems stockholder and my shares are held in a brokerage account, will my broker vote my shares for me?

A:
No. If you do not provide your broker with instructions on how to vote your "street name" shares, your broker will not be permitted to vote them on the adoption of the merger agreement and approval of the merger and the issuance of DG Systems common stock. Therefore, you should be sure to provide your broker with instructions on how to vote your shares. Please check the voting form used by your broker regarding submission of proxies. No shares of FastChannel common or preferred stock are held in "street name."

Q:
Can I change my vote after I mail my proxy card?

A:
Yes. You can change your vote at any time before your proxy is voted at your company's special meeting. You can do this in one of three ways:

•
timely delivery by mail of a valid, subsequently dated proxy;

•
delivery to the Secretary of your company before or at the applicable stockholders' meeting of written notice that you have revoked your proxy; or

•
if you hold your shares directly, submitting a vote by ballot at the applicable DG Systems or FastChannel special meeting.

  If you have instructed a street name holder to vote your shares, you must follow the street name holder's directions in order to change those instructions.

Q:
Should stockholders send in their stock certificates at this time?

A:
No. After the merger is completed, DG Systems will send FastChannel stockholders written instructions for exchanging their stock certificates. DG Systems stockholders will keep their existing stock certificates.

Q:
Who can help me or answer my questions?

A:
If you have any questions about the merger, including how to complete and return your proxy card, or if you would like additional copies of this joint proxy statement/prospectus, you should contact:

  For DG Systems stockholders:

    Digital Generation Systems, Inc.
    750 W. John Carpenter Freeway, Suite 700
    Irving, Texas 75039
    Attention: Chief Financial Officer
    (972) 581-2000
    investor_relations@dgsystems.com

  For FastChannel stockholders:

    FastChannel Network, Inc.
    250 First Avenue, Suite 201
    Needham, Massachusetts 02494
    Attention: Chief Executive Officer
    (781) 898-6500
    info@fastchannel.com

SUMMARY

        This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. For a more complete description of the legal terms of the merger, you should carefully read the rest of this document and the attachments. See "WHERE YOU CAN FIND MORE INFORMATION" on page 156. We have included page references to direct you to a more complete description of the topics presented in this summary.

The Companies (See page 125)

  Digital Generation Systems, Inc.
  750 W. John Carpenter Freeway, Suite 700
  Irving, Texas 75039
  Telephone: (972) 581-2000
  www.dgsystems.com

        Digital Generations Systems, Inc., founded in 1991 and incorporated under the laws of Delaware, offers a suite of digital technology products and services both directly and through its wholly owned subsidiaries AGT Broadcast, Inc., SourceTV, Inc. and StarGuide Digital Network, Inc. ("Starguide"). DG Systems operates a nationwide digital network out of its Network Operation Center, or "NOC," located in Irving, Texas. The network beneficially links more than 5,000 advertisers and advertising agencies with more than 3,800 television, cable and network broadcast destinations and over 10,000 radio stations across the United States and Canada. Through the NOC, DG Systems delivers audio, video, image and data content that comprise transactions between the advertising and broadcast industries. Through StarGuide, DG Systems develops and sells proprietary digital software, hardware and communications technology, including various bandwidth satellite receivers, audio compression codes and software to operate integrated digital multimedia networks, and offers related engineering consulting services.

  FastChannel Network, Inc.
  250 First Avenue, Suite 201
  Needham, Massachusetts 02494
  Telephone: (781) 898-6500
  www.fastchannel.com

        Fast Channel Network, Inc., founded in 1993 and incorporated under the laws of Delaware, develops and markets advanced media distribution, media broadcast verification, and competitive monitoring services for the advertising industry. FastChannel's products and services provide actionable market intelligence and tools which include the Echo broadcast verification product and the Galileo competitive monitoring product. FastChannel's proprietary "Intelligence and Control" technology platform allows media agencies to closely monitor the accuracy of their purchases of advertising on television and radio stations, while providing unique insight into competitors' media strategies by allowing customers to view competitor's spots, view the frequency, time, and location of airings, and to learn the competitor's positioning of spots within a commercial break. The platform also provides FastChannel customers with the ability to instantaneously distribute advertising content to over 20,000 media outlets.

Reasons for the Merger (see page 51 and page 58)

        The boards of directors of DG Systems and FastChannel believe that the merger is fair to and in the best interests of their respective stockholders. In the course of reaching this decision, the respective boards of directors consulted with legal and financial advisors and considered a number of factors, including, among others, the following principal factors which were material to the respective board's decision:

  •
  current industry, market and economic conditions, including the continuing trend of consolidation in the telecommunications industry and the importance of achieving operational scale and geographic diversity in remaining competitive in the long term;

  •
  the strategic fit between the two companies and the potential for an integrated company with greater financial strength, including the belief that the Combined Company's stronger balance sheet will enable it to accelerate the expansion of its sales and marketing organization, to fund additional programs, to acquire additional products and to raise additional capital;

  •
  the ability of the Combined Company to offer expanded product and service offerings;

  •
  the ability to expand DG Systems' and FastChannel's customer bases;

  •
  the complementary nature of the companies' product and service offerings;

  •
  the operating efficiencies and the earnings power of the Combined Company;

  •
  DG Systems' business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including its prospects if it were to continue as a separate company;

  •
  FastChannel's business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects, including its prospects if it were to continue as a separate company;

  •
  the anticipated financial condition of the Combined Company after the transaction, including its pro forma market capitalization, revenues, profits and earnings per share; and

  •
  the ability of the Combined Company to more easily attract and retain skilled personnel.

The respective boards also identified and considered a number of potentially negative factors in their deliberations concerning the merger, including:

  •
  the risk that, despite DG Systems' and FastChannel's efforts after the merger, the Combined Company may lose key personnel;

  •
  the risk that a significant number of DG Systems' and FastChannel's customers and suppliers might cease doing business with the Combined Company;

  •
  the difficulty of managing operations in the different geographic locations in which DG Systems and FastChannel operate;

  •
  the risk of potential adverse effects of one-time charges expected to be incurred in connection with the costs of the merger and the subsequent integration of the companies;

  •
  the risk of the potential adverse effects on the Combined Company's results of operations of amortizing goodwill and other intangible assets that would be recorded in connection with the merger; and

  •
  the risk that the potential benefits of the merger might not be fully realized.

        The respective boards determined that DG Systems and FastChannel could avoid or mitigate these and other risks, and that, overall, these risks were outweighed by the potential benefit of the merger.

The Merger (see page 42)

        In the merger, Merger Sub, a wholly owned subsidiary of DG Systems, will merge with and into FastChannel. As a result, Merger Sub will cease to exist as a separate entity and FastChannel will continue as the surviving corporation and a wholly owned subsidiary of DG Systems. The merger agreement is attached as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference.

What FastChannel Stockholders Will Receive in the Merger (See page 78)

        Pursuant to the merger, FastChannel stockholders will be entitled to receive an aggregate of up to 52,062,712 shares of DG Systems common stock. Such stockholders will be entitled to receive cash for any fractional share of DG Systems common stock that they would otherwise receive pursuant to the merger. Immediately after the merger, FastChannel stockholders immediately prior to the merger will own approximately 41% of the Combined Company while DG Systems stockholders immediately prior to the merger will own approximately 59% of the Combined Company. The percentages of the Combined Company to be owned by the FastChannel and DG Systems stockholders were determined as a result of the negotiations described under "THE MERGER—Background of the Merger."

        FastChannel currently has 33.9 million shares of preferred stock outstanding, comprised of six classes, Series A-1 through Series F. The aggregate liquidation preference of all classes of preferred stock, or the amount that these stockholders are legally entitled to receive in preference to the holders of common stock, is approximately $41.0 million. Of this amount, the holders of the Series F, Series E-1 and Series C-1 preferred stock have an aggregate liquidation preference of approximately $31.6 million, which is greater than the value of the 52.0 million shares of DG Systems common stock to be issued in the merger based upon an assumed market price of $.60 per share. When it became evident that the total number of shares of common stock that DG Systems was willing to issue in the merger, approximately 52.0 million shares, would likely be worth less than the aggregate liquidation preferences of just the Series F, Series E-1 and Series C-1 preferred stock, and that the holders of the Series D-1, Series B-1 and Series A-1 preferred stock, as well as the holders of common stock and options and warrants to acquire common stock, would therefore receive nothing in the merger, the FastChannel Board of Directors determined that there needed to be a reallocation of the merger consideration so that all classes of FastChannel stock would receive some shares in the merger. Otherwise there would be a significant likelihood that stockholder litigation would result that could delay or even prevent the merger from being completed. Ms. Lisa Gallagher, a member of the Board of Directors at the time and currently the Chair of the Board of Directors, was asked to prepare a share allocation plan that would reduce the number of shares to be received by the holders of Series F, Series E-1 and Series C-1 preferred stock by some number, and then divide these shares among the holders of the Series D-1, Series B-1 and Series A-1 preferred stock, as well as the holders of common stock and options and warrants to acquire common stock. The plan, as prepared by Ms. Gallagher, was approved unanimously by the independent members of the FastChannel Board of Directors, and subsequently presented to all of the FastChannel stockholders for discussion at two meetings held via teleconference. While there was no formal vote taken at these meetings, it was the general consensus that the reallocation plan was fair, in light of the circumstances, to all stockholders.

        In connection with the allocation plan, the holders of the Series F, Series E-1 and Series C-1 preferred stock are being asked to voluntarily waive their liquidation preferences by up to one-third in order to permit the holders of the Series A-1, Series B-1 and Series D-1 preferred stock, as well as the holders of FastChannel common stock and warrants and options to acquire common stock, to receive shares of DG Systems common stock in connection with the merger. The aggregate value of the amount proposed to be waived by the holders of the Series F, Series E-1 and Series C-1 preferred stock and distributed to these other stockholders is approximately $9.4 million. For a more complete description of the proposed amendment to the FastChannel certificate of incorporation and its effect on FastChannel stockholders see "FASTCHANNEL'S PROPOSAL TO ADOPT AN AMENDMENT TO ITS CERTIFICATE OF INCORPORATION."

        There are expected to be 6.7 million shares of DG Systems common stock available for distribution to the holders of FastChannel common stock at the time of the merger. Because of the large number of shares of FastChannel common stock that may be issuable between now and closing upon the exercise of outstanding warrants and stock options, many of which are subject to vesting provisions, it is not possible to determine the number of shares of FastChannel common stock that will be outstanding immediately prior to the merger. Furthermore, because the value of the shares of DG Systems common stock to be issued in the merger will not be certain until the actual time of the merger, whether or not the holders of warrants and options to acquire shares of FastChannel common stock choose to exercise their rights to acquire such shares in order to receive shares of DG Systems common stock in the merger will not be ascertainable until the time of the merger.

        In the merger, the holders of FastChannel common and preferred stock will receive shares of DG Systems common stock in exchange for their shares of FastChannel as follows: (a) each share of FastChannel Series A-1 preferred stock will be converted into 1.2275 shares of DG Systems common stock; (b) each share of FastChannel B-1 preferred stock will be converted into 1.3093 shares of DG Systems common stock; (c) each share of FastChannel Series C-1 preferred stock will be converted into 1.9520 shares of DG Systems common stock; (d) each share of FastChannel Series D-1 preferred stock will be converted into 1.4975 shares of DG Systems common stock; (e) each share of FastChannel Series E-1 preferred stock will be converted into 1.4272 shares of DG Systems common stock; (f) each share of FastChannel Series F preferred stock will be converted into 1.1459 shares of DG Systems common stock; and (g) each share of FastChannel Common Stock will be converted into the number of Shares of DG Systems' common stock obtained by (A) subtracting (i) the aggregate number of shares of DG Systems' common stock issuable to holders of FastChannel preferred stock from (ii) 52,062,712 (as adjusted) divided by (B) the number of shares of FastChannel common stock outstanding immediately prior to the merger. If none of the then exercisable FastChannel derivative securities are exercised, each share of FastChannel common stock outstanding immediately prior to the merger will be converted into the right to receive approximately 0.83 shares of DG Systems common stock. If 50% of the then-exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately 0.69 shares of DG Systems common stock. If all of the then exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately .59 shares of DG Systems common stock.

        Because the value of DG Systems common stock to be issued in the merger will not be known until the time of the merger, whether the holders of then-exercisable FastChannel derivative securities will choose to exercise them in order to receive DG Systems common stock in the merger will not be knowable until immediately prior to the merger. At the time the FastChannel stockholders vote, they will not know the number of shares of DG Systems common stock that they will receive in the merger until the time of the merger.

        If the proposal to approve the amendment to DG Systems' certificate of incorporation is adopted, the number of shares of DG Systems common stock to be received by FastChannel stockholders will be reduced to give effect to the one-for-ten share reverse stock split.

DG Systems Special Meeting (See page 95)

        DG Systems will hold its special meeting on May 26, 2006 at 10:00 a.m., local time, at the Wingate Inn, 850 Walnut Hill Lane, Irving, Texas 75038. At the special meeting, the DG Systems' board of directors will ask its stockholders to consider and vote upon proposals to approve and adopt the merger agreement and the issuance of DG Systems common stock pursuant to the merger, amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split and such other matters that may properly come before the special meeting or any postponements or adjournments of the meeting.

DG Systems' Record Date; Voting Power (See page 95)

        DG Systems stockholders are entitled to one vote per share of common stock held on the record date. Only holders of DG Systems common stock at the close of business on April 14, 2006 are entitled to receive notice of and to vote at the DG Systems special meeting. On that date, there were approximately 160 holders of record holding 74,219,000 shares of DG Systems common stock outstanding.

DG Systems Vote Required (See page 96)

        Provided a quorum is present, the affirmative vote of the holders of record of a majority of the outstanding shares of DG Systems common stock present and entitled to vote at the special meeting is required to approve the merger agreement and approve the issuance of DG Systems common stock in the merger and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

        The affirmative vote of the holders of record of a majority of the outstanding shares of DG Systems common stock is required to approve the proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split.

        As of April 14, 2006 the directors and executive officers of DG Systems owned 24,276,856 shares of common stock entitled to vote, representing 33% of the outstanding shares of common stock.

        Scott K. Ginsburg, DG Systems' Chairman and Chief Executive Officer and the holder of approximately 32% of all issued and outstanding DG Systems common stock, has entered into a voting agreement that obligates him to vote these shares in favor of approval and adoption of the merger agreement and the issuance of DG Systems common stock in the merger, unless the merger agreement is terminated.

Recommendation to DG Systems Stockholders (See page 51)

        DG Systems' board of directors believes the merger is advisable and fair and in the best interests of DG Systems and its stockholders and recommends that you vote FOR the proposal to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger, FOR the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposal to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger and FOR approval of the amendment to the certificate of incorporation to effect a one-for-ten share reverse stock split. When you consider the board of directors' recommendation, you should be aware that DG Systems directors may have interests in the merger that may be different from, or in addition to, your interests. These interests are described in "THE MERGER—Interests of Executive Officers and Directors in the Merger."

FastChannel's Special Meeting (See page 99)

        FastChannel will hold its special meeting at the offices of Nutter McClennen & Fish LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210, on May 25, 2006 at 10:30 a.m., local time. At the special meeting, the FastChannel board of directors will ask its stockholders to consider and vote upon a proposal to adopt the merger agreement and approve the merger, a proposal to adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger, a proposal to terminate the FastChannel investor rights agreement in connection with the merger, and a proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies on the proposals to adopt the merger agreement and approve the merger, to adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger and a proposal to terminate the FastChannel investor rights agreement in connection with the merger.

FastChannel's Record Date; Voting Power (See page 100)

        Only holders of FastChannel preferred and common stock at the close of business on April 18, 2006 will receive notice of and may vote at the FastChannel special meeting. On that date, there were (a) 181 holders of record holding 43,571,950 shares of FastChannel common stock outstanding on an as converted basis, (b) 48 holders of record holding 33,859,832 shares of FastChannel preferred stock outstanding together as a single class on an as converted to common stock basis, and (c) (i) 172 holders of record holding 9,712,598 shares of FastChannel common stock outstanding, (ii) 40 holders of record holding 16,925,645 shares of FastChannel Series F preferred stock outstanding, (iii) 22 holders of record holding 8,539,503 shares of FastChannel Series E-1 preferred stock outstanding, (iv) 6 holders of record holding 539,381 shares of FastChannel Series D-1 preferred stock outstanding, (v) 5 holders of record holding 2,404,371 shares of FastChannel Series C-1 preferred stock outstanding, (vi) 34 holders of record holding 2,896,603 shares of FastChannel Series B-1 preferred stock outstanding, (vii) 21 holders of record holding 2,553,849 shares of FastChannel Series A-1 preferred stock outstanding.

        (a) The holders of FastChannel preferred stock held on the record date voting together with the holders of FastChannel common stock are entitled to such number of votes per share as shall equal the nearest whole number of shares of FastChannel common stock into which such share of FastChannel preferred stock is convertible on the record date and the holders of FastChannel common stock are entitled to one vote per share of common stock held on the record date, (b) the holders of FastChannel preferred stock held on the record date voting together as a single class on an as converted to common stock basis are entitled to such number of votes per share as shall equal the nearest whole number of shares of FastChannel common stock into which such share of FastChannel preferred stock is convertible on the record date, and (c) the holders of FastChannel common stock and each series of preferred stock each voting separately are entitled to one vote per share of common stock and one vote per share of each series of preferred stock held on the record date.

FastChannel Quorum (See page 100)

        The holders of a majority of the stock issued and outstanding and entitled to vote at the FastChannel special meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the FastChannel special meeting of stockholders, and where the separate vote by class or classes is required, a majority of the issued and outstanding shares of such class or classes entitled to vote at the FastChannel special meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the FastChannel special meeting of stockholders.

FastChannel Vote Required (See page 100)

        The affirmative vote of (a)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis and (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis must adopt the merger agreement and approve the merger (b)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis, (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis, and (iii) holders of a majority of the issued and outstanding shares of the common stock and each of the series of preferred stock each voting separately must adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger and (c) the holders of 66 2/3% of the issued and outstanding FastChannel securities covered by the investor rights agreement (the "Registrable Securities") voting together as a single class on an as converted to common stock basis must approve the termination of the investor rights agreement.

        Directors and executive officers of FastChannel and their affiliates own as of the record date (a) 2.8% of the issued and outstanding shares of FastChannel preferred and common stock entitled to vote together as a single class on an as converted to common stock basis, (b) 0% of the issued and outstanding shares of FastChannel preferred stock outstanding entitled to vote together as a single class on an as converted to common stock basis, (c) (i) 2.8% of the issued and outstanding shares of FastChannel common stock entitled to vote as a separate class, (ii) 0% of the issued and outstanding shares of FastChannel Series F preferred stock entitled to vote as a separate class, (iii) 0% of the issued and outstanding shares of FastChannel Series E-1 preferred stock entitled to vote as a separate class, (iv) 0% of the issued and outstanding shares of FastChannel Series D-1 preferred stock entitled to vote as a separate class, (v) 0% of the issued and outstanding shares of FastChannel Series C-1 preferred stock entitled to vote as a separate class, (vi) 0% of the issued and outstanding shares of FastChannel Series B-1 preferred stock entitled to vote as a separate class, and (vii) 0% of the issued and outstanding shares of FastChannel Series A-1 preferred stock entitled to vote as a separate class and (d) 0% of the issued and outstanding FastChannel Registrable Securities voting together as a single class on an as converted to common stock basis.

        Certain FastChannel stockholders that as of the FastChannel record date beneficially hold approximately (a) 50% of the issued and outstanding shares of FastChannel preferred and common stock together as a single class on an as converted to common stock basis, (b) 68% of the issued and outstanding shares of FastChannel preferred stock outstanding together as a single class on an as converted to common stock basis, (c) (i) 9% of the issued and outstanding shares of FastChannel common stock as a separate class, (ii) 74% of the issued and outstanding shares of FastChannel Series F preferred stock as a separate class, (iii) 70% of the issued and outstanding shares of FastChannel Series E-1 preferred stock as a separate class, (iv) 0% of the issued and outstanding shares of FastChannel Series D-1 preferred stock as a separate class, (v) 64% of the issued and outstanding shares of FastChannel Series C-1 preferred stock as a separate class, (vi) 55% of the issued and outstanding shares of FastChannel Series B-1 preferred stock as a separate class, and (vii) 50% of the issued and outstanding shares of FastChannel Series A-1 preferred stock as a separate class, and (d) 39% of the issued and outstanding FastChannel Registrable Securities voting together as a single class on an as converted to common stock basis have entered into voting agreements that obligate them to vote these shares in favor of approval and adoption of the merger agreement and the merger, unless the merger agreement is terminated.

        The voting agreements, which are substantially identical to the voting agreement signed by Mr. Ginsburg as described above, obligate these stockholders to vote in favor of the proposal to approve the merger agreement and the merger unless and until such time as the merger agreement may be terminated in accordance with its terms.

Recommendation to FastChannel Stockholders (See page 58)

        FastChannel's board of directors believes the merger is advisable and in the best interests of FastChannel stockholders and recommends that FastChannel stockholders vote FOR adoption of the merger agreement and approval of the merger, FOR adoption of the amendment to FastChannel's certificate of incorporation to amend the liquidation preferences of the FastChannel stockholders in connection with the merger and FOR termination of the FastChannel investor rights agreement in connection with the merger. When you consider the board of directors' recommendation, you should be aware that FastChannel's directors may have interests in the merger that may be different from, or in addition to, your interests. These interests are described in "THE MERGER—Interests of Executive Officers and Directors in the Merger."

Interests of Officers and Directors in the Merger (See page 66)

        Some members of DG Systems' management and the DG Systems board of directors have interests in the merger that are different from, or in addition to, the interests of the DG Systems stockholders generally. In addition, some members of FastChannel's management and the FastChannel board of directors have interests in the merger that are different from, or in addition to, the interests of the FastChannel stockholders generally. Without limitation, officers and directors of DG Systems and FastChannel are entitled to be indemnified for certain liabilities following the merger, Messrs. Ginsburg and Choucair will be entitled to the benefit of employment agreements with DG Systems and Mr. Roland will be entitled to the benefit of a consulting agreement with DG Systems. Mr. Ginsburg also has entered into a standstill and registration rights agreement pursuant to which DG Systems has agreed to register the resale of certain shares held by him. Each of the DG Systems board and the FastChannel board was aware of these interests and considered them, among other matters, when they voted to approve and adopt the merger agreement.

Completion of the Merger (See page 88)

        To complete the merger, a number of conditions must be satisfied or waived. These include:

  •
  the SEC must have declared effective the Registration Statement, of which this joint proxy statement/prospectus is part;

  •
  the holders of a majority of the shares of DG Systems outstanding and entitled to vote at the special meeting must have voted to approve the issuance of shares of DG Systems common stock to the FastChannel stockholders as contemplated by the merger agreement;

  •
  (a)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis and (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis must adopt the merger agreement and approve the merger, (b)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis, (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis, and (iii) holders of a majority of the issued and outstanding shares of the common stock and each of the series of preferred stock each voting separately must adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger and (c) the holders of 66 2/3% of the FastChannel Registrable Securities voting together as a single class on an as converted to common stock basis must terminate the FastChannel investor rights agreement in connection with the merger;

  •
  Nasdaq must have approved for quotation the shares of DG Systems common stock issuable in the merger;

  •
  there shall not have been any court proceeding or other action by any governmental entity or law challenging or preventing the merger;

  •
  DG Systems must have arranged for equity or debt financing sufficient to repay the Combined Company indebtedness and provide the Combined Company with not less than $2 million of additional cash working capital upon the completion of merger;

  •
  each of the DG Systems directors that are not identified by DG Systems as continuing directors must have tendered their resignations, subject to completion of the merger, and the persons designated by each of FastChannel and DG Systems will have been elected as new directors of the Combined Company and the persons identified in the merger agreement shall have been appointed the officers of the Combined Company;

  •
  holders of not more than 5% of the issued and outstanding shares of FastChannel capital stock at the time of the merger shall have exercised their dissenter's rights;

  •
  certain FastChannel stockholders must have executed and delivered the lock-up agreement to DG Systems;

  •
  Scott Ginsburg will have entered into the standstill and registration rights agreement;

  •
  each of the parties must have performed each of its covenants and agreements contained in the merger agreement in all material respects, and each of the representations and warranties of the parties contained in the merger agreement will be true and correct, unless failure to do so would not have a material adverse effect; and

  •
  DG Systems and FastChannel must have obtained all necessary consents, approvals and authorizations required in connection with the merger agreement and the merger.

        DG Systems or FastChannel, as applicable, may waive the conditions to the completion of the merger to the extent that a waiver is permitted by law.

        Other than the condition regarding effectiveness of the Registration Statement of which this joint proxy statement/prospectus is part, and the conditions regarding stockholder approval, satisfaction of each of the conditions to the merger is permitted by law to be waived in the discretion of the board of directors of DG Systems or FastChannel, as applicable. Neither DG Systems nor FastChannel will waive any of the conditions to the completion of the merger if its board of directors believes that the condition being waived is material to it or its stockholders, unless a supplement to this joint proxy statement/prospectus is provided to stockholders.

Termination of the Merger Agreement (See page 89)

        The merger agreement may be terminated at any time prior to the effective time of the merger in any of the following ways:

        By either party:

  •
  by the mutual written consent of DG Systems and FastChannel;

  •
  if the merger is not completed on or prior to June 30, 2006, except that a party may not terminate the merger agreement if the cause of the merger not being completed is that party's failure to fulfill its material obligations under the merger agreement;

  •
  if the other party gives notice of the intent to file for protection under federal or state bankruptcy laws or a governmental authority issues a final and non-appealable order that permanently restrains, enjoins or prohibits the completion of the merger;

  •
  if FastChannel's stockholders fail to adopt the merger agreement and approve the merger at a meeting duly held for such purpose; or

  •
  if either party has failed to cure (a) a breach of covenant or agreements (unless caused by the party seeking termination) (b) a representation or warranty having become untrue and, in each case, such failure to cure would cause a failure of a closing condition as of the closing date.

        By DG Systems:

  •
  if the FastChannel board of directors either fails to make, changes or withdraws its recommendation in a manner adverse to DG Systems or fails to call the FastChannel special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  if the FastChannel board of directors determines to recommend that FastChannel accept an acquisition proposal other than the one contemplated by the merger agreement or to accept a superior proposal (as defined in the merger agreement); or

  •
  if a person or group becomes the beneficial owner of 20% or more of the outstanding shares of FastChannel common stock.

        By FastChannel:

  •
  if DG Systems' stockholders fail to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger;

  •
  if DG Systems fails to so act if the FastChannel board of directors either withdraws or adversely modifies its recommendation of the merger or fails to call the special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  if the DG Systems board of directors either fails to make or changes its recommendation in a manner adverse to FastChannel or fails to call the DG Systems special meeting to vote on the proposal to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger in the manner contemplated by the merger agreement; or

  •
  if the DG Systems board of directors determines to recommend that DG Systems stockholders accept an acquisition proposal or DG Systems enters into a written agreement related to an acquisition proposal other than the one contemplated by the merger agreement.

Expenses; Termination Fee (See page 90)

        DG Systems has agreed to pay FastChannel a termination fee of $2,000,000 and FastChannel's fees and expenses up to $1,000,000, if the merger agreement is terminated because:

  •
  the board of directors of DG Systems withdraws or changes its recommendation in a manner adverse to FastChannel or for any reason DG Systems fails to call its stockholders' meeting in accordance with the terms of the merger agreement;

  •
  DG Systems enters into a written agreement relating to an acquisition proposal other than the one contemplated by the merger agreement; or

  •
  DG Systems materially breaches a representation or warranty or has failed to perform in any material respect any of its covenants or obligations under the merger agreement and such breach is not cured within 10 days after written notice and such breach would result in the failure of certain representations, warranties, covenants and closing conditions to the merger being satisfied.

        FastChannel has agreed to pay DG Systems a termination fee of $2,000,000 and DG Systems' fees and expenses up to $1,000,000, if the merger agreement is terminated because:

  •
  the board of directors of FastChannel withdraws or changes its recommendation in a manner adverse to DG Systems or for any reason FastChannel fails to call its stockholders' meeting in accordance with the terms of the merger agreement;

  •
  a person or group becomes the beneficial owner of 20% or more of FastChannel common stock; or

  •
  FastChannel materially breaches a representation or warranty or has failed to perform in any material respect any of its covenants or obligations under the merger agreement and such breach is not cured within 10 days after written notice and such breach would result in the failure of certain representations, warranties, covenants and closing conditions to the merger being satisfied.

Fees and Expenses (See page 68)

        Except in the event of a termination as described above, each party will pay the costs, expenses and fees incurred by the party in connection with the merger, except that DG Systems will pay all expenses related to the Registration Statement of which this joint proxy statement/prospectus is part.

Accounting Treatment (See page 68)

        The Combined Company will account for the merger under the purchase method of accounting for business combinations under accounting principles generally accepted in the United States of America.

See "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

Fairness Opinions of Financial Advisors (See page 53 and page 61)

        In connection with the merger, DG Systems' financial advisor, Southwest Securities, Inc., rendered a written opinion to the DG Systems board of directors that, as of December 15, 2005 the consideration to be paid by DG Systems in the merger is fair, from a financial point of view, to DG Systems and its stockholders. Southwest Securities' opinion is based upon and subject to the factors and assumptions set forth therein and appears as Appendix B to this joint proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety.

        Southwest Securities' opinion is directed to the board of directors of DG Systems and does not constitute a recommendation to any stockholder as to how that stockholder should vote on, or take any other action with respect to, the merger.

        FastChannel's financial advisor, Revolution Partners, LLC, has rendered a written opinion to FastChannel that, as of December 14, 2005, the aggregate merger consideration to be received by the FastChannel stockholders in the merger is fair, from a financial point of view, to the stockholders of FastChannel. This opinion is subject to the qualifications and limitations referred to in the opinion. This opinion is based upon and subject to the factors and assumptions set forth therein and appears as Appendix C to this joint proxy statement/prospectus. We urge you to read this opinion carefully and in its entirety.

        Revolution Partners' opinion is directed to the board of directors of FastChannel and does not constitute a recommendation to any stockholder as to how that stockholder should vote on, or take any other action with respect to, the merger.

        As discussed elsewhere in the joint proxy statement/prospectus, FastChannel has several classes of preferred stock outstanding, each of which has the right to receive a preferential distribution in the event of a transaction such as the proposed merger. These liquidation preferences, which were originally negotiated by the holders of these securities, are now proposed to be amended in order to permit the distribution of the DG Systems common stock to be issued in connection with the merger to all holders of FastChannel securities. Revolution Partners did not undertake a review of the manner in which the shares of DG Systems common stock is to be distributed amongst the stockholders of FastChannel, either under the existing certificate of incorporation or as the certificate of incorporation is proposed to be amended. Rather, Revolution Partners opined only as to the aggregate consideration to be received by all stockholders. Accordingly, Revolution Partners has expressed no opinion with respect to the consideration to be received by holders of any class of FastChannel securities.

Material United States Federal Income Tax Consequences (See page 69)

        DG Systems stockholders.    DG Systems stockholders will not receive anything upon consummation of the merger and will not recognize any gain or loss for United States federal income tax purposes as a result of the consummation of the merger.

        FastChannel stockholders.    The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. FastChannel stockholders participating in the merger will not recognize gain or loss for United States federal income tax purposes with respect to DG Systems common stock received in the merger, except for gain or loss resulting from cash that FastChannel stockholders receive in lieu of a fractional share of DG Systems common stock. FastChannel stockholders should review the opinion filed as Exhibit 8.1 to the registration statement of which this joint proxy statement/prospectus is part.

        Tax matters are very complicated and the tax consequences of the merger to a particular FastChannel stockholder will depend on the facts of the stockholder's own situation. Each stockholder should carefully read the full discussion of Material United States Federal Income Tax Consequences and consult his or her own tax advisor for a full understanding of the tax consequences to him or her.

Dissenters' Rights (See page 71 and Appendix D)

        The holders of DG Systems capital stock are not entitled to dissenters' or appraisal rights in connection with the merger under Delaware law.

        The holders of FastChannel capital stock are entitled to dissenters' rights or appraisal rights in connection with the merger under Delaware law. FastChannel capital stock held by stockholders that do not vote for approval of the merger and make a demand for appraisal in accordance with Delaware law will not be converted into DG Systems stock, but will be converted into the right to receive from the Combined Company consideration determined in accordance with Delaware law.

Regulatory Approvals (See page 74)

        Neither DG Systems nor FastChannel is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. DG Systems must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of shares of DG Systems common stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

FORWARD-LOOKING STATEMENTS

        This joint proxy statement/prospectus contains "forward-looking statements." These statements are subject to risks and uncertainties and are based on the beliefs and assumptions of management of DG Systems and/or FastChannel, whose assumptions are based on information currently available to each company's management. When we use words such as "believes," "expects," "anticipates," "intends," "plans," "estimates," "should," "likely," "potential" or similar expressions, we are making forward-looking statements. Forward-looking statements include, but are not limited to, the information concerning possible or assumed future results of operations of DG Systems and FastChannel set forth under:

        "Summary," "Risk Factors," "Selected Historical and Selected Unaudited Pro Forma Financial Data," "The Merger—Background of the Merger," "The Merger—Recommendation of the Board of Directors of DG Systems; DG Systems' Reasons for the Merger," "The Merger—Recommendation of the FastChannel Board of Directors; FastChannel's Reasons for the Merger," "The Merger—Fairness Opinion of Financial Advisor to DG Systems," "The Merger—Fairness Opinion of Financial Advisor to FastChannel," "Combined Company Unaudited Pro Forma Condensed Consolidated Financial Statements," "DG Systems Business," "DG Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations," "FastChannel Business," and "FastChannel's Management's Discussion and Analysis of Financial Condition and Results of Operations."

        Forward-looking statements are not guarantees of performance. They involve risks, uncertainties and assumptions. The actual results of the Combined Company after the merger may differ materially from those expressed in the forward-looking statements. Many of the factors that will determine these results and values are beyond DG Systems' or FastChannel's ability to control or predict. Stockholders are cautioned not to put undue reliance on any forward-looking statements.

        For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under "RISK FACTORS" beginning on page 23.

        The list of factors discussed under "RISK FACTORS" that may affect future performance and the accuracy of forward-looking statements is illustrative, but by no means exhaustive. Accordingly, all forward-looking statements should be evaluated with the understanding of their inherent uncertainty.

SELECTED HISTORICAL AND SELECTED UNAUDITED PRO FORMA FINANCIAL DATA

DG Systems Selected Historical Financial Data

        The following selected historical consolidated financial data should be read in conjunction with DG Systems' consolidated financial statements and related notes and "DG Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein.

        The consolidated statement of operations data for the years ended December 31, 2005, 2004, 2003, 2002 and 2001 and the consolidated balance sheet data at December 31, 2005, 2004, 2003, 2002 and 2001 are derived from the consolidated financial statements of DG Systems, which were audited by KPMG LLP, independent registered public accounting firm.

        Amounts (except per share amounts) are shown in thousands.

Statement of Operations:

	For the years ended December 31,
	2005	2004	2003	2002	2001
Revenues	$58,352	$62,366	$57,687	$66,294	$70,700

Costs and expenses
Cost of revenues	35,343	33,355	29,207	33,328	37,413
Sales and marketing	4,318	4,707	4,499	5,005	5,615
Research and development	1,665	2,079	3,289	3,941	4,604
General and administrative	7,588	7,151	7,142	9,642	12,187
Restructuring charges	434	—	—	771	791
Impairment charges	655	9,131	—	—	—
Depreciation and amortization	6,645	5,797	7,897	7,390	17,065

Total expenses	56,648	62,220	52,034	60,077	77,675

Income (loss) from operations	1,704	146	5,653	6,217	(6,975)
Other (income) expense
Interest and other (income) expense, net	2,990	1,284	963	1,520	2,054
Net income (loss) before income taxes and cumulative effect of change in accounting principle	(1,286)	(1,138)	4,690	4,697	(9,029)
Provision (benefit) for income taxes	(196)	(4,342)	491	1,848	—

Net income (loss) before cumulative effect of change in accounting principle	(1,090)	3,204	4,199	2,849	(9,029)
Cumulative effect of change in accounting principle	—	—	—	(130,234)	—

Net income (loss)	$(1,090)	$3,204	$4,199	$(127,385)	$(9,029)

Basic and diluted net income (loss) per common share before cumulative effect of change in accounting principle	$(0.01)	$0.04	$0.06	$0.04	$(0.13)

Basic and diluted net income (loss) per common share	$(0.01)	$0.04	$0.06	$(1.80)	$(0.13)

Weighted average common shares outstanding
Basic	73,779	72,768	71,367	70,718	70,443

Diluted	73,779	73,302	74,891	70,807	70,443

Balance Sheet Data:

	December 31,
	2005	2004	2003	2002	2001
Cash and cash equivalents	$1,886	$8,059	$7,236	$2,527	$2,724
Working capital (deficit)	2,624	7,857	7,202	477	(1,011)
Property and equipment, net	11,641	10,874	9,735	12,757	16,535
Total assets	114,333	107,227	92,933	97,205	235,800
Long-term debt, excluding current portion	20,834	8,447	2,400	4,548	9,496
Shareholders' equity	80,207	79,432	75,474	69,213	196,682

FastChannel Selected Historical Financial Data:

        The following selected historical financial data should be read in conjunction with FastChannel's consolidated financial statements and related notes and "FastChannel's Management's Discussion and Analysis of Financial Condition and Results of Operations" contained herein. The consolidated statement of operations data for the years ended December 31, 2005 and 2004 and the consolidated balance sheet data at December 31, 2005 and 2004 are derived from the consolidated financial statements of FastChannel, which were audited by Vitale Caturano & Company, Ltd., independent public accountants. The consolidated statement of operations data for the years ended December 31, 2003, 2002 and 2001 and the consolidated balance sheet data at December 31, 2003, 2002 and 2001 are derived from the consolidated financial statements of FastChannel, which were audited by PricewaterhouseCoopers LLP, independent auditors. Amounts are shown in thousands.

Statement of Operations:

	For the years ended December 31,
	2005	2004	2003	2002	2001
Revenues	$24,738	$21,342	$14,205	$9,069	3,315
Costs and expenses
Cost of revenues	14,274	12,305	9,072	3,621	2,899
Selling and marketing	4,691	3,342	3,494	2,747	2,378
Product development	5,512	3,508	3,977	2,258	2,926
General and administrative	7,159	4,871	4,751	2,981	1,897
Depreciation and amortization	2,336	787	587	403	—

	33,972	24,813	21,881	12,010	10,100

Loss from operations	(9,234)	(3,471)	(7,676)	(2,941)	(6,785)
Other (income) expense
Interest and other (income) expense, net	631	785	263	271	94

Loss before extraordinary items	(9,865)	(4,256)	(7,939)	(3,212)	(6,881)
Extraordinary items	—	152	—	—	—

Net loss	$(9,865)	$(4,104)	$(7,939)	$(3,212)	(6,881)

Balance Sheet Data:

	December 31,
	2005	2004	2003	2002	2001
Cash and cash equivalents	$1,262	$6,779	$2,562	$7,859	$591
Working capital (deficit)	(6,428)	6,868	845	6,617	(130)
Property and equipment, net	8,429	8,637	4,471	3,198	742
Total assets	25,884	30,238	18,432	21,205	10,650
Long-term debt, excluding current portion	—	3,196	3,781	1,450	1,466
Redeemable convertible preferred stock	39,930	39,871	28,964	28,353	16,521
Stockholders' deficit	(28,506)	(18,745)	(19,442)	(11,694)	(9,139)

Selected Unaudited Pro Forma Condensed Consolidated Financial Data:

        The following selected unaudited pro forma condensed consolidated financial data was prepared using the purchase method of accounting. The unaudited pro forma condensed combined balance sheet data assumes the merger took place on December 31, 2005 and combines the DG Systems' historical balance sheet at December 31, 2005 with FastChannel's historical balance sheet at December 31, 2005. The unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2005 gives effect to the merger as if it had occurred on January 1, 2005 and combines DG Systems' historical statement of operations for the year ended December 31, 2005 with FastChannel's statement of operations for the year ended December 31, 2005.

        The selected unaudited pro forma condensed consolidated financial data is presented for illustrative purposes only and is not necessarily indicative of the combined financial position or results of operations of future periods or the results that actually would have been realized had the entities been a single entity or members of a consolidated group during this period. The selected unaudited pro forma condensed consolidated financial data as of and for the year ended December 31, 2005 are derived from the unaudited pro forma condensed consolidated financial statements at page 75 of this joint proxy statement/prospectus and should be read in conjunction with those statements and the related notes. See "Combined Company Unaudited Pro Forma Condensed Consolidated Financial Statements."

Year Ended December 31, 2005
Unaudited Pro Form Condensed Combined Statement of Operations Data:
Revenue	$83,722
Net loss	(13,572)
Net loss per share: basic and diluted	($0.11)
Weighted average number of shares used in computing loss per share:
Basic and diluted	126,416
Unaudited Pro Forma Condensed Combined Balance Sheet
Cash, cash equivalents and short-term investments	$3,149
Working capital (deficit)	(3,804)
Total assets	155,865
Long-term liabilities	21,674
Stockholders' equity	107,279

MARKET PRICE INFORMATION

        DG Systems' common stock has been quoted on the Nasdaq National Market under the symbol DGIT since DG Systems' initial public offering on February 6, 1996. Prior to that time there was no public market for DG Systems common stock or other securities. FastChannel is a private company and its capital stock has never been traded on an established public trading market, nor are there any uniformly quoted prices for such shares.

        The following table sets forth the high and low closing sales prices of the DG Systems common stock each quarter during the fiscal years ended December 31, 2005 and 2004, and the current fiscal year through May 1, 2006. Such prices represent prices between dealers, do no include retail mark-ups, markdowns or commissions and may not represent actual transactions. On December 14, 2005, the day preceding public announcement of the merger, the closing sales price of the DG Systems common stock was $0.50 per share.

	Fiscal Year Ending December 31, 2006		Fiscal Year Ended December 31, 2005		Fiscal Year Ended December 31, 2004
	High	Low	High	Low	High	Low
First Quarter	$.74	$.52	$1.58	$1.06	$2.30	$1.04
Second Quarter	$.78	$.68	$1.35	$.96	$1.76	$1.20
Third Quarter	—	—	$.98	$.60	$1.49	$1.15
Fourth Quarter	—	—	$.71	$.47	$1.35	$1.05

        As of March 31, 2006, DG Systems had issued 74,806,000 and outstanding 74,219,000 shares of its common stock. As of April 14, DG Systems' common stock was held by approximately 160 stockholders of record. DG Systems estimates that there are approximately 7,077 beneficial stockholders.

        DG Systems has never declared or paid cash dividends on its capital stock. DG Systems currently expects to retain any future earnings for use in the operation and expansion of its business and does not anticipate paying any cash dividends in the foreseeable future.

        As of April 18, 2006, FastChannel had 44,288,162 shares of its common stock issued and outstanding on an as converted basis.

RECENT DEVELOPMENTS

        While DG Systems has not completed it quarterly report on Form 10Q for the three months ended March 31, 2006 and FastChannel is not required to file its interim results, DG Systems and FastChannel expect to report the following results (amounts shown in millions):

	Three months ended March 31,
DG Systems
	2006 Estimated	2005
Revenues	$14.2 to $14.4	$15.7
Operating Expenses	$12.6 to $12.8	$13.5
Operating Income	$1.4 to $1.8	$2.2
Net Income	$0.6 to $0.8	$1.1

	Three months ended March 31,
FastChannel
	2006 Estimated	2005
Revenues	$5.4 to $5.7	$6.8
Operating Expenses	$6.8 to $7.0	$8.1
Operating Loss	$(1.6) to $(1.3)	$(1.3)
Net Loss	$(1.8) to $(1.4)	$(1.4)

Condensed Recent Developments Analysis

DG Systems—Three months ended March 31, 2006 versus three months ended March 31, 2005

        Revenues.    Revenues for three months ended March 31, 2006 are estimated to decrease in a range from $1.3 million to $1.5 million or between 8.3% and 9.6% as compared to the prior year period. The expected decline is due to reductions in deferred revenue of approximately $0.7 million, as a result of certain contracts expiring at the Starguide division. The remaining decline is due to a more competitive rate environment in the advertising distribution industry.

        Operating Income.    Operating income for the three months ended March 31, 2006 is estimated to decrease in a range from $.4 million to $.8 million or between 18.2% and 36.4% as compared to the prior year period primarily due to a one time $.5 million reduction of operating expenses related to the re-negotiation of an existing service agreement in the three months ended March 31, 2005.

        Net income (loss).    Net income for the three months ended March 31, 2006 is estimated to decrease in a range from $0.3 million to $0.5 million or between 27.3% and 45.5% as compared to the prior year period primarily due to the same factors noted above and a $0.2 million reduction in income tax expense, as a result of lower earnings. DG Systems' effective tax rate remains consistent at 38% for both periods.

FastChannel—Three months ended March 31, 2006 versus three months ended March 31, 2005

        Revenues.    Revenues for three months ended March 31, 2006 are estimated to decrease in a range from $1.1 million to $1.4 million or between 16.2% and 20.6% as compared to the prior year period. The expected decline of approximately $1.3 million attributable to lower distribution volumes related to FastChannel's movie studio customers.

        Operating Loss.    Operating loss for the three months ended March 31, 2006 is estimated to increase in a range from $0.0 million to $0.3 million or up to 23.1% as compared to the prior year period primarily due to a decline in revenue from FastChannel's movie studio customers, partially offset by lower operating expenses resulting from a workforce reduction in December 2005.

        Net loss.    Net loss for the three months ended March 31, 2006 is estimated to increase in range from $0.0 million to $0.4 million or up to 28.6% as compared to the prior year period primarily due to the same factors described above. FastChannel recognizes no tax benefit from its operating losses, as a result of a full valuation allowance that is maintained on its deferred tax assets.

EQUITY COMPENSATION PLAN INFORMATION

        The following table provides information about the securities authorized for issuance under DG Systems' equity compensation plans as of December 31, 2005:

	(a)	(b)	(c)
	Number of securities to be issued upon exercise of outstanding options, warrants and rights(1)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	6,948,940	$1.58	11,780,264
Equity compensation plans not approved by security holders	—	—	—
Total	6,948,940	$1.58	11,780,264

(1)
This table excludes an aggregate of 4,418,657 shares issuable upon exercise of outstanding options and warrants assumed by DG Systems in connection with DG Systems' merger with StarGuide Digital Networks, Inc. in January 2001. The weighted-average exercise price of the excluded options and warrants is $1.20 per share.

RISK FACTORS

        The proposed merger of DG Systems and FastChannel involves a high degree of risk, and there can be no assurance that the Combined Company will be successful. Before you decide whether to vote to approve the DG Systems merger proposal or the FastChannel merger proposal, as the case may be, you should carefully consider the risks described below, together with the other information contained in the joint proxy statement/prospectus, including, without limitation, the sections entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" for both companies, which can be found on pages 134 and 147, respectively, as well as the audited consolidated financial statements for both companies which are attached. If any of the following risks actually occurs, or other risks which are currently deemed immaterial become relevant, the Combined Company's business, financial condition and results of operations would suffer. In that case the market price of the Combined Company's common stock would likely decline.

Risks Relating to the Merger

DG Systems' stock price is volatile and the value of the DG Systems common stock to be issued in the merger will depend on its market price at the time of the merger; no adjustment in the number of shares of DG Systems common stock to be issued in the merger will be made as a result of changes in the market price of DG Systems common stock prior to the merger.

        At the closing of the merger, each share of FastChannel common and preferred stock will be exchanged for shares of DG Systems common stock, as more particularly described herein. The number of shares to be issued will not be adjusted for changes in the market price of DG Systems common stock. In addition, neither DG Systems nor FastChannel may terminate or renegotiate the merger agreement, and neither FastChannel nor DG Systems may re-solicit the vote of its stockholders solely because of changes in the market price of DG Systems common stock. Consequently, the specific dollar value of DG Systems common stock that FastChannel stockholders will receive upon the completion of the merger will depend on the market value of DG Systems common stock at that time and may vary from the date that any stockholder votes to approve the merger. You are urged to obtain recent market quotations for DG Systems common stock. Neither DG Systems nor FastChannel can predict or give any assurances as to the market price of DG Systems common stock at any time before or after the merger.

There can be no assurance that the business operations and personnel of DG Systems and FastChannel can be successfully integrated on a timely basis, if at all. In the event that the expected synergies from the merger are not realized on a timely basis, the business and results of operations of the Combined Company could be materially and adversely affected.

        Integrating the operations and personnel of DG Systems and FastChannel will be a complex process. There can be no assurance that the integration will be completed on a timely basis, or that the anticipated benefits of the merger can be achieved. The respective Boards of Directors of DG Systems and FastChannel approved the merger based, in part, upon the expectation that the merger would produce synergies and other benefits that would result in a more valuable combined business. The integration process will be expensive and time consuming and will divert the attention of senior management. Any unexpected difficulties in implementing the integration could cause a serious disruption in the ongoing business affairs of the Combined Company. Further, the process of combining DG Systems and FastChannel could negatively affect employee morale and the ability of the Combined Company to retain key employees after the merger.

DG Systems stockholders will have a reduced ownership and voting interest of the Combined Company and will exercise less influence over matters requiring stockholder approval with respect to the Combined Company. In addition, if the value of FastChannel, together with any synergies to be achieved from its combination with DG Systems, is less than the value of the stock to be issued in connection with the merger, the price of DG Systems common stock could decrease.

        After the merger's completion, DG Systems stockholders will own a significantly smaller percentage of the Combined Company than they currently own of DG Systems. Following completion of the merger, DG Systems stockholders will own approximately 59% of the Combined Company. Consequently, DG Systems stockholders will have less influence over the matters requiring stockholder approval with respect to the Combined Company than they currently have over such matters with respect to DG Systems.

        It is possible that the price of the common stock of the Combined Company will decrease following consummation of the merger. To the extent that the price of the common stock declines as a result of the belief that the value of the stock to be issued in connection with the merger is greater than the value of FastChannel, together with any synergies to be achieved from its combination with DG Systems, the merger could have a dilutive effect on the value of the common stock held by DG Systems stockholders.

In the event that DG Systems is not able to obtain adequate financing as required by the merger agreement, the completion of the merger might be delayed or the merger agreement might be terminated.

        Under the merger agreement, DG Systems must arrange for equity or debt financing sufficient to repay the Combined Company indebtedness and provide the Combined Company with not less than $2 million of additional cash working capital upon the completion of merger. DG Systems refinanced its $17 million senior credit facility with a $25 million senior credit facility from Wachovia Bank N.A. on February 15, 2006. In addition, DG Systems has executed a $35 million commitment letter with Wachovia Bank N.A. pursuant to which DG Systems expects to refinance the debt of FastChannel upon completion of the merger. If the transaction contemplated by the commitment letter is not completed, and an alternative financing arrangement cannot be obtained on a timely basis, the completion of the merger might be delayed or the merger agreement might be terminated.

In connection with the merger, the Combined Company will incur significant transaction costs, as well as significant consolidation and integration expenses that cannot be accurately estimated at this time, either of which may negatively affect the Combined Company's financial condition and operating results.

        The Combined Company will incur significant transaction costs as a result of the merger, including investment banking, legal and accounting fees. In addition, the Combined Company will incur significant consolidation and integration expenses which cannot be accurately estimated at this time. These costs could include the possible relocation of certain operations from Texas to other offices of the Combined Company as well as costs associated with terminating existing office leases and the loss of benefits of certain favorable office leases. It is expected that the Combined Company will charge consolidation and integration expenses to operations in fiscal years 2006 and 2007. DG Systems and FastChannel have estimated a range of an aggregate of approximately $2.5 to $3.0 million of transaction costs and a range of an aggregate of approximately $1.5 to $2.0 million of consolidation and integration costs. Actual transaction costs may substantially exceed our estimates and may have an adverse effect on the Combined Company's financial condition and operating results.

In the event that the merger is not completed on a timely basis, it could have a material adverse effect on both companies, including the loss of key employees and significant customers.

        The completion of the merger is subject to a number of important conditions, including the approval of the stockholders of both DG Systems and FastChannel and the other conditions precedent to the merger described under "THE MERGER AGREEMENT—Conditions Precedent to the Merger." For example, while the merger is pending, competitors may attempt to solicit key employees as well as major customers of DG Systems and/or FastChannel.

Revolution Partners has not reviewed the manner in which the DG Systems common stock is to be distributed to FastChannel stockholders.

        Revolution Partners did not undertake a review of the manner in which the shares of DG Systems common stock is to be distributed amongst the stockholders of FastChannel, either under the existing certificate of incorporation or as the certificate of incorporation is proposed to be amended. Rather, Revolution Partners opined only as to the aggregate consideration to be received by all stockholders. Accordingly, Revolution Partners has expressed no opinion with respect to the consideration to be received by holders of any class of FastChannel securities.

Risks Related to the Combined Company

DG Systems and FastChannel each have a history of losses which must be considered in assessing their future prospects.

        For the year ended December 31, 2005, DG Systems reported net loss of $1.1 million, while FastChannel reported a net loss of $9.9 million. On a proforma basis, the Combined Company would have reported a net loss of $13.6 million for the year ended December 31, 2005. DG Systems expects to report consolidated revenues of approximately $14.2 to $14.4 million and FastChannel expects to report consolidated revenues of approximately $5.4 to $5.7 million for the three months ended March 31, 2006. The Combined Company could generate net losses in the future, which could depress its stock price. Decreases in revenues could occur, which could impair its ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly its ability to continue to automate order processing and to reduce telecommunications costs. Its prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, the Combined Company must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade its technologies and begin to commercialize products incorporating such technologies. The Combined Company may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

The Combined Company may not be able to obtain additional financing to satisfy its future capital expenditure needs.

        The Combined Company intends to continue making capital expenditures to produce and install various equipment required by our customers to receive our services and to introduce additional services. We also expect it to make capital expenditures related to the merger. In addition, it will continue to analyze the costs and benefits of acquiring certain additional businesses, products or technologies that it may from time to time identify, and its related ability to finance these acquisitions. Assuming that it does not pursue one or more additional acquisitions funded by internal cash reserves, we anticipate that upon completion of the merger the Combined Company will have funds available under credit agreements in amounts that should be adequate to satisfy the Combined Company's capital requirements, including those capital requirements related to the FastChannel business, through December 31, 2006, assuming consummation of the proposed refinancing described under "DG Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations-Liquidity and Capital Resources." The Combined Company may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for its capital needs. Its capital needs depend upon numerous factors, including:

  •
  the progress of DG Systems' product development activities;

  •
  the progress of product development activities related to FastChannel products;

  •
  the cost of increasing the Combined Company's sales and marketing activities; and

  •
  the amount of revenues generated from operations.

        We cannot predict any of the foregoing factors with certainty. In addition, we cannot predict the precise amount of future capital that the Combined Company will require, particularly if it pursues one or more additional acquisitions. Furthermore, additional financing may not be available to it, or if it is available, it may not be available on acceptable terms. Its inability to obtain financing for additional acquisitions on acceptable terms may prevent it from completing advantageous acquisitions and consequently could seriously harm its prospects and future rates of growth. Inability to obtain additional funding for continuing operations or an acquisition would seriously harm the Combined Company's business, financial condition and results of operations. Consequently, it could be required to:

  •
  significantly reduce or suspend its operations;

  •
  seek an additional merger partner; or

  •
  sell additional securities on terms that are highly dilutive to its stockholders.

        DG Systems refinanced its senior credit facility with a two-year revolving credit facility with Wachovia Bank N.A. on February 15, 2006. DG Systems has classified its debt as of December 31, 2005 in accordance with the new Credit Agreement with Wachovia Bank. Accordingly, DG Systems is currently in compliance with its current senior credit facility. Additionally, DG Systems has executed a $25 million commitment letter with Wachovia Bank N.A. to provide the capital to refinance up to $10 million of assumed FastChannel debt upon completion of the merger.

Both DG Systems and FastChannel have obtained waivers of violations of financial covenants in their credit facilities from time to time. As a result, the Combined Company may not be able to obtain financing or waivers of violations in the future.

        Both DG Systems and FastChannel have violated certain financial covenants in their credit facilities from time to time. As a result, both companies have been required to and have obtained waivers of such violations in order to avoid defaulting on their debts. Because of these past violations, the Combined Company may not be able to obtain financing, or financing on acceptable terms, in order to satisfy its needs. In addition, future lenders, including DG Systems' current lender, may be less likely to grant waivers to avoid future violations in light of these past violations and waivers. The Combined Company's inability to obtain financing on acceptable terms, or to obtain waivers of future violations of its credit facilities, would seriously harm the Combined Company's business, financial condition and results of operations

The Combined Company's business will be highly dependent on radio and television advertising. If demand for, or margins from, the Combined Company's radio and television advertising delivery services declines, its business results will decline.

        We expect that a significant portion of the Combined Company's revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, the Combined Company's radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm the Combined Company's business:

  •
  competition from new advertising media;

  •
  new product introductions or price competition from competitors;

  •
  a shift in purchases by customers away from the Combined Company's premium services; and

  •
  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, the Combined Company's revenues and results of operations would decline.

        Television and radio advertising distribution will comprise a range of approximately 60 to 70% of the Combined Company's total revenue.

        The Combined Company will distribute advertising to over 3,900 television, broadcast and cable networks, cable systems and over 10,000 radio stations. Accordingly, no individual television or radio station destinations will be material to the Combined Company.

If the Combined Company is not able to maintain and improve service quality, its business and results of operations will be susceptible to decline.

        The business of the Combined Company will depend on making cost-effective deliveries to broadcast stations within the time periods requested by its customers. If it is unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through it in the event of a significant occurrence of lost deliveries, which would result in a decrease in its revenues or an increase in its expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that the Combined Company will maintain insurance against business interruption, such insurance may not be adequate to protect it from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of its business. Its ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of its control, including:

  •
  equipment failure;

  •
  interruption in services by telecommunications service providers; and

  •
  inability to maintain its installed base of audio and video units that will comprise its distribution network.

        DG Systems currently maintains business interruption insurance and intends on providing business interruption insurance for the Combined Company upon consummation of the merger.

The market price of the Combined Company's common stock is likely to continue to be volatile.

        Some of the factors that may cause the market price of the Combined Company's common stock to fluctuate significantly include:

  •
  the addition or departure of key Combined Company personnel;

  •
  variations in the Combined Company's quarterly operating results;

  •
  announcements by the Combined Company or its competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

  •
  changes in financial estimates by securities analysts;

  •
  changes in market valuations of networking, Internet and telecommunications companies;

  •
  fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq National Market; and

  •
  sale of a significant number of shares of Combined Company common stock by the Combined Company or its significant holders.

Sales of substantial amounts of the Combined Company's common stock in the public market after the merger could materially adversely affect the market price of its common stock.

        DG Systems will issue up to 52,062,712 shares of DG Systems common stock to FastChannel stockholders in the merger. Approximately 102,419,000 of the total shares of common stock of the Combined Company outstanding after the merger will be freely tradable immediately following the merger, and approximately 16,739,456 additional shares will become freely tradable at various times over the 180-day lock-up period following the merger. The sale of substantial amounts of these shares (including a possible 2,767,879 shares issuable upon exercise of outstanding DG Systems options as of December 31, 2005) may cause substantial fluctuations in the price of its common stock. In addition, once the lock-up period expires completely, sales of a substantial number of shares within a short period of time could cause the stock price to fall. Because investors would be more reluctant to purchase shares of the Combined Company's common stock following substantial sales, the sale of these shares also could impair its ability to raise capital through the sale of additional stock.

If the Combined Company is unable to maintain the current strategic relationships with broadcast and media outlets, this could adversely impact its operating results.

        Our strategy depends in part on the maintenance of ongoing relationships with broadcast and media outlets. The Combined Company may not be able to successfully maintain such relationships, which may jeopardize its ability to generate sales of its services in those segments. Various factors could limit the Combined Company's ability to maintain such relationships, including, but not limited to, the resources available to its competitors.

Insiders will have substantial control over the Combined Company after the merger which could limit others' ability to influence the outcome of key transactions, including changes in control.

        Following the merger, we anticipate that the executive officers and directors of the Combined Company and their respective affiliates will own approximately 19% of the Combined Company's common stock. In addition, Crosspoint Venture Partners, which is currently a significant stockholder of FastChannel and is represented on the FastChannel Board of Directors by one of its partners, Mr. James Dorrian, will initially own approximately 13% of the Combined Company's common stock. Crosspoint will not be represented on the Combined Company's Board of Directors following the merger. As a result, these stockholders will be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. Such concentration of ownership may have the effect of delaying or preventing a change in control of the Combined Company even if a change of control is in the best interest of all stockholders.

The Combined Company's business may be adversely affected if it is not able to protect its intellectual property rights from third-party challenges.

        We cannot assure that the Combined Company's intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect the Combined Company's proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, the Combined Company may still receive future communications from third parties asserting that it is infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require it to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, it may not be able to obtain licenses necessary for the operation of its business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent its ability to operate its business.

The Combined Company may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt its business, dilute stockholder value or divert management attention.

        The Combined Company's business strategy will include the acquisition of complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

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  the difficulty of assimilating the operations and personnel of the acquired companies;

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  the potential disruption of its business;

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  the inability of its management to maximize its financial and strategic position by the successful incorporation of acquired technology and rights into its product and service offerings;

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  difficulty maintaining uniform standards, controls, procedures and policies;

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  the potential loss of key employees of acquired companies; and

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  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        The Combined Company may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with its operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect its business and results of operation. The Combined Company may dispose of any of its businesses or product lines in the event that it is unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in the strategic interests of the Combined Company.

        DG Systems will continue to explore growth opportunities. Currently, DG Systems is not in negotiations to acquire any material entities and or additional business or product lines.

Failure to manage future growth could hinder the future success of the Combined Company's business.

        The personnel, systems, procedures and controls of the Combined Company may not be adequate to support its existing as well as future operations. To accommodate any potential future growth and to compete effectively and manage future growth, if any, the Combined Company will need to continue to implement and improve its operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage its work force. The Combined Company must also continue to further develop its products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade its core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

The Combined Company will depend on key personnel to manage the business effectively, and if it is unable to retain its key employees or hire additional qualified personnel, its ability to compete could be harmed.

        The future success of the Combined Company will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on its business.

        The Combined Company's future success will also depend upon its ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to the Combined Company's products and services. Because of this intense competition, the Combined Company may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on the Combined Company's business.

Certain provisions of the Combined Company's bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to its shareholders.

        Following the merger the Combined Company will have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of its stock because such acquirer would not have the ability to replace these directors except as the term of each class expires. The directors will be divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

DG Systems' board of directors may issue, without further stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        DG Systems' certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

Risks Relating to the Industry

The media distribution services and products industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the markets for these new products and services will grow, if at all. If the markets fail to grow, or grow more slowly than anticipated, it will be difficult for any market participant to succeed. Even if the markets do grow, it will be necessary to quickly conform existing products and services to emerging industry standards in a timely fashion.

        The marketing efforts of DG Systems and FastChannel to date with regard to their products and services have involved identification and characterization of specific market segments for these products and services with a view to determining the target markets that will be the most receptive to such products and services. Each company may not have correctly identified such markets and its planned products and services may not address the needs of such markets. Furthermore, each company's technologies, in their current forms, may not be suitable for specific applications and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary. Broad commercialization of DG Systems' and FastChannel's products and services will require the Combined Company to overcome significant market development hurdles, many of which we cannot predict. To achieve sustained growth, the market for the Combined Company's products must continue to develop and the Combined Company must expand product offerings to include additional applications within the broadcast market. Potential new products and applications for existing products in new markets include distance learning and training, finance and retail. We believe that DG Systems' and FastChannel's products and services are among the first commercial products to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services. However, the market may not accept these products. In addition, it is possible that:

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  the convergence of several industry segments may not continue;

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  markets may not develop as a result of such convergence; or

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  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect the Combined Company to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for the Combined Company's products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if the Combined Company's products do not achieve the anticipated level of market acceptance, its future growth could be jeopardized.

The industry is in a state of rapid technological change and the Combined Company may not be able to keep up with the pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. The Combined Company's future success will depend upon its ability to enhance current products, develop and introduce new products that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of its customers. The Combined Company may not succeed in developing and marketing product enhancements or new products that respond to technological change or emerging industry standards. It may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. The Combined Company's products may not adequately meet the requirements of the marketplace and achieve market acceptance. If the Combined Company cannot, for technological or other reasons, develop and introduce products in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if the Combined Company has pre-announced the product releases, its business, financial condition, results of operations or cash flows will be materially affected.

The marketing and sale of media distribution services and media intelligence products each involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product solutions to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products to customers typically involves a significant technical evaluation and commitment of cash and other resources. In addition, there are frequently delays associated with educating customers as to the productive applications of our products, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain foreign customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products with these customers. Because of the lengthy sales cycle and the large size of customers' average orders, if revenues projected from a specific customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be negatively affected. Revenues will also vary significantly as a result of the timing of product purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations operating results are likely to be seriously harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        On a historical basis the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. Additionally, in any single period, service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. Both companies have historically operated with little or no backlog. The absence of backlog increases the difficulty of predicting revenues and operating results. Fluctuations in revenues due to seasonality may become more pronounced as revenue increases or decreases. In addition, service revenues are influenced by political advertising, which generally occurs every two years.

The markets in which the Combined Company will operate are highly competitive, and competition may increase further as new entrants enter the market while more established companies with greater resources seek to expand their market share.

        The market for the distribution of audio and video transmissions has become increasingly concentrated in recent years as a result of acquisitions, which are likely to permit many competitors to devote significantly greater resources to the development and marketing of new competitive products and services. Moreover, competition among the various dub and ship houses and production studios in the market for the distribution of audio advertising spots to radio stations and the distribution of video advertising spots to television stations is intense. The principal competitive factors affecting these markets include price, quality and performance of products, the timing and success of new product introductions, the emergence of new technologies and the number and nature of competitors in a given market. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. Although many dub and ship houses and production studios generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers such as AT&T, MCI WorldCom and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Competition is also likely to come from entities with package delivery expertise such as Federal Express, United Parcel Service, and DHL if any such companies enter the electronic data delivery market. Radio networks such as ABC or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        The increasingly competitive environment is likely to result in price reductions that could result in lower profits and loss of market share for the Combined Company.

Risks Related to DG Systems

DG Systems' business is highly dependent on electronic video advertising delivery service deployment.

        Inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to DG Systems' business objectives and deter future growth. It has made a substantial investment in upgrading and expanding its Network Operating Center, or "NOC," and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, it cannot assure its stockholders that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, it believes that to more fully address the needs of potential video delivery customers it will need to develop a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. It will need to provide these services on a localized basis in each of the major cities in which it provides services directly to agencies and advertisers. It currently provides certain of such services to a portion of its customers through its facilities in New York, Los Angeles, Detroit and Chicago. However, it may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, it may not be able to provide competitive video distribution services in other United States markets because of the additional costs and expenses necessary to do so and because it may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While DG Systems is taking the steps it believes are required to achieve the network capacity and scalability necessary to deliver video content reliably and cost effectively as video advertising delivery volume grows, it may not achieve such goals because they are highly dependent on the services provided by its telecommunication providers and the technological capabilities of both its customers and the destinations to which content is delivered. If its telecommunication providers are unable or unwilling to provide the services necessary at a rate it is willing to pay or if its customers and/or their delivery destinations do not have the technological capabilities necessary to send and/or receive video content, its goals of adequate network capacity and scalability could be jeopardized.

        In addition, it may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless it can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing its ability to achieve and maintain profitability.

We are at risk of being delisted from the Nasdaq National Market. In the event that this cannot be avoided, the market price of our common stock could decline as certain institutional investors would need to sell our shares to comply with their contractual obligations, the liquidity of the stock would likely decline and our ability to obtain research coverage would be further impaired.

        Nasdaq rules require, among other things, that a registrant's common stock trade at $1.00 per share or more on a consistent basis. On August 9, 2005, we received notice from The Nasdaq Stock Market ("Nasdaq") that for 30 consecutive business days, the bid price of our common stock closed below $1.00 per share. We were given until February 6, 2006, to regain compliance with Nasdaq Marketplace Rule 4450(a)(5), which required that the bid price of our common stock close at $1.00 per share or more for a minimum of ten consecutive business days. On February 7, 2006 we received a staff determination letter from Nasdaq stating that our common stock is subject to delisting from the Nasdaq National Market because we did not regain compliance with the $1.00 minimum closing bid price requirement as set forth in the Rule. We were provided 180 calendar days from the initial notice of non-compliance, or until February 6, 2006, to regain compliance with the Rule. We appealed the Nasdaq staff determination and requested a hearing with a Nasdaq Listings Qualification Panel, which hearing occurred on March 9, 2006. At the hearing, we presented a plan for our continued listing on the Nasdaq National Market, which plan includes a proposed one-for-ten share reverse stock split. On March 15, 2006, we were notified that Nasdaq granted our request for an extension, provided that:

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  on or before May 31, 2006 the reverse stock split is approved and the closing bid price of the common stock is at least $1.00 per share; and

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  on or before June 14, 2006, the closing bid price of the common stock is at least $1.00 for at least ten prior consecutive trading days.

        If those requirements are not satisfied, the common stock may be delisted from Nasdaq or transferred to The Nasdaq Capital Market.

        Our board of directors has approved a proposal to amend the Company's certificate of incorporation to affect a one-for-ten share reverse stock split of the issued and outstanding common stock in order to attempt to continue to keep the common stock quoted on The Nasdaq National Market. If this proposal is not approved or is not effective in order to enable us to achieve and maintain compliance with Nasdaq Marketplace Rule 4450(a)(5), management will continue to review other alternatives to continue to keep the common stock quoted on The Nasdaq National Market or a similar securities exchange. These alternatives could include but would not be limited to applying to transfer the inclusion of the common stock to The Nasdaq Capital Market.

Following the reverse stock split, if approved by DG Systems' stockholders, the market price of DG Systems' common stock may not increase in proportion to the reduction in the number of shares of DG Systems' common stock outstanding before the reverse stock split.

        Although the purpose of the reverse stock split is to increase DG Systems' stock price, there can be no assurance that it will have this effect, or that any such increase will be sustained. Further, even though the reverse stock split, by itself, would not impact DG Systems' assets or prospects, the reverse stock split could be followed by a decrease in the aggregate market value of the common stock. There is no assurance that the market price per new share of DG Systems' common stock after the reverse stock split will rise in proportion to the reduction in the number of old shares of DG Systems' common stock outstanding before the reverse stock split.

        After the reverse stock split, if approved by DG Systems' stockholders, the market price of DG Systems' common stock will also be based on the Combined Company's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of DG Systems' common stock declines, the percentage decline as an absolute number and as a percentage of DG Systems' overall market capitalization may be greater than would occur in the absence of the reverse stock split.

DG Systems depends upon a number of single or limited-source suppliers, and its ability to produce audio and video distribution equipment could be adversely impacted if those relationships were discontinued.

        DG Systems relies on fewer than five single or limited-source suppliers for integral components used in the assembly of its audio and video units namely, the Bradbury Group and SVT Electronics. Although these suppliers are generally large, well-financed organizations, in the event that a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to DG Systems, this would delay its deployment of audio and video units. It relies on its suppliers to manufacture components for use in its products. Some of its suppliers also sell products to its competitors and may in the future become its competitors, possibly entering into exclusive arrangements with its existing competitors. In addition, its suppliers may stop selling their products or components to it at commercially reasonable prices or completely stop selling their products or components to it. If a reduction or interruption of supply were to occur, it could take a significant period of time for DG Systems to qualify an alternative subcontractor, redesign its products as necessary and contract for the manufacture of such products. This would have the effect of depressing its business until it was able to establish sufficient component supply through an alternative source. DG Systems believes that there are currently alternative component manufacturers that could supply the components required to produce its products, but based on the financial condition and service levels of its current suppliers, it does not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with its current suppliers. It has experienced component shortages in the past with only minimal impact to our business, however, future material component shortages or production or delivery delays may occur in the future that could have a significant impact to our business.

If DG Systems were no longer able to rely on its existing providers of transmissions services, its business and results of operations could be materially and adversely affected.

        DG Systems obtains its local access transmission services and long distance telephone access through contracts with Sprint and MCI that expire in 2007 and 2006, respectively. These agreements with Sprint and MCI provide for reduced pricing on various services provided in exchange for minimum purchases under the contracts of $1.0 million for each year of the Sprint contract and $0.5 million for 2006 for MCI. The agreements provide for certain achievement credits once specified purchase levels are met. Any material interruption in the supply or a material change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing its operating results.

DG Systems faces various risks associated with purchasing satellite capacity.

        As part of its strategy of providing transmittal of audio, video, data and other information using satellite technology, DG Systems periodically purchases satellite capacity from third parties owning satellite systems. Although DG Systems' management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity requires a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make its business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with DG Systems, DG Systems' business could be interrupted.

        DG Systems has designed and developed the necessary software to enable its current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet its future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. DG Systems has a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives DG Systems access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and DG Systems is given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if DG Systems does not make timely payments or becomes insolvent.

Certain of DG Systems products depend on satellites; any satellite failure could result in interruptions of its service that could negatively impact its business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and their ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of DG Systems' products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of its service, negatively impacting its business. It attempts to mitigate this risk by having its customers procure their own agreements with satellite providers.

DG Systems determined its disclosure controls and procedures were not effective as of December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be materially impacted.

        For the year ended December 31, 2004, DG Systems determined that its disclosure controls and procedures were not effective, and it identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. Specifically, DG Systems concluded that its review of the reversal of valuation allowances with respect to its deferred tax assets was inadequate. To remediate the material weakness, DG Systems has engaged an outside accounting services firm to be directly involved in the review and accounting evaluation of the calculation of its provision for income taxes. As of April 30, 2005, DG Systems concluded that its internal control over financial reporting was effective and that the its disclosure controls and procedures were effective at the reasonable assurance level. Since April 30, 2005, DG Systems continues to believe that its controls and procedures remain effective. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be materially impacted, either of which could result in a decrease in our stock price.

Risks Relating to FastChannel

In the event that the merger is not completed, FastChannel will need additional capital, which may not be available on acceptable terms, if at all. Even if such additional capital can be raised, it may dilute current ownership interests.

        FastChannel needs additional capital to finance its ongoing operations. Additional capital may not be available on acceptable terms, if at all. If FastChannel is unable to obtain additional capital, it may be required to reduce the scope of its planned product development and marketing and sales efforts, which would harm its business and competitive position.

        To the extent that FastChannel raises additional capital through the sale of equity or securities convertible into equity, the issuance of the securities could result in dilution to its existing stockholders. If additional funds are raised through the issuance of senior debt securities, these securities would have rights, preferences and privileges senior to holders of its convertible notes and its common stock. Further, these securities could also have rights, preferences and privileges senior to the holders of other outstanding debt and the terms of that debt could impose restrictions on its operations.

FastChannel has a history of losses and negative cash flows and its future operating results are uncertain.

        FastChannel has had net losses each year since its inception. For the year ended December 31, 2005, FastChannel reported net loss of $9.9 million. FastChannel may continue to generate net losses in the future, which could depress the value of its stock. A decrease in revenue may occur, which would impair its ability to operate profitably in the future. Furthermore, continued operating losses could limit FastChannel's ability to obtain the cash necessary to make interest and principal payments on its debt and fund other business needs.

        FastChannel's prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share.

        To address these risks, it must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, continue to upgrade its technologies and commercialize products incorporating such technologies. FastChannel may not be successful in addressing any or all of these risks and may not be able to sustain profitability.

FastChannel has substantial debt, which may hinder its growth and put it at a competitive disadvantage.

        FastChannel has substantial earnings deficiencies. For the year ended December 31, 2005, FastChannel had an operating loss of approximately $9.9 million. FastChannel's total debt as of December 31, 2005 was $8.8 million and it had negative working capital of $6.4 million. FastChannel's substantial debt may limit its flexibility in planning and reacting to business changes, and may have consequences including the following:

  •
  FastChannel may face difficulties obtaining additional financing for acquisitions, working capital and investments, or such financing may not be available on acceptable terms;

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  a substantial portion of FastChannel's cash flow will be used to make principal and interest payments on outstanding debt thereby reducing funds that would otherwise be available for operations and future business opportunities; and

  •
  this substantial debt may make FastChannel more vulnerable to a business or general economic downturn.

FastChannel has been in material default with respect to over $9.1 million in indebtedness since the fourth quarter of 2005, and it does not currently have an alternative source of financing to repay this indebtedness, much less finance continuing operating losses. FastChannel has entered and is currently discussing forbearance terms with its lenders. In the event that the merger is not completed and this indebtedness is not repaid by June 1, 2006, it is unlikely that FastChannel will be able to continue its business and operations as currently conducted, if at all.

        FastChannel may face difficulties repaying its existing debt to creditors. Failure to timely repay or refinance FastChannel's debt may cause FastChannel to be in default of its debt instruments and cause FastChannel's creditors to foreclose on its debt agreements. Therefore, this debt could materially adversely affect business operations and financial condition.

        FastChannel's ability to make interest and principal payments on its debt and borrow additional funds on favorable terms depends on the future performance of the business. If FastChannel does not have sufficient cash flow in the future to make interest or principal payments, FastChannel may be required to refinance all or a part of its debt or raise additional capital. FastChannel can not assure that it will be able to refinance its debt on acceptable terms.

        FastChannel executed a forbearance agreement with Comerica Bank as of January 8, 2006 for the March 2005 revolving line and equipment line of credit. As a part of this agreement, the financial institution has agreed to forbear certain of its rights under the default provisions of the revolving line and equipment line agreements until June 1, 2006, subject to certain terms and conditions, to afford FastChannel the opportunity to consummate its proposed merger. Upon execution of the agreement, a permanent reduction of the equipment line in the amount of $475,000 was paid by FastChannel in accordance with the agreement. A second permanent reduction of the equipment line in the amount of $225,000 is due on March 15, 2006. The interest rate on both lines will increase from prime to prime plus 2.5%. Borrowing on the revolving line is capped at $2.7 million and repayment of the equipment line will continue as originally scheduled. In addition a $45,000 forbearance fee will be payable upon closing of the proposed merger.

        At December 31, 2005, the amount due on the revolving line of credit was $2,480,760 and the amount due on the term debt was $1.8 million.

        In March 2005 FastChannel issued a $1,000,000 Senior Subordinated Promissory Note to a stockholder, Ackerly Partners, LLC. The note bears interest at a rate of 8% per annum and is due December 31, 2005. The Note was not repaid on December 31, 2005 and FastChannel is in the process of discussing forbearance terms.

        In August 2003, FastChannel entered into an agreement with Massachusetts Capital Resource Company to sell FastChannel's 8% Subordinated Debt (the "Subordinated Debt"), due September 30, 2010, in the original principal amount of $3,500,000. Interest on the Subordinated Debt is payable quarterly in arrears. Beginning on and with September 30, 2006, and on the last day of December, March, June and September in each year thereafter through and including September 30, 2010, FastChannel is required to redeem, without premium, $218,750 in principal amount of the Subordinated Debt, or such lesser amount as may be then outstanding, together with all accrued and unpaid interest then due on the amount so redeemed. FastChannel may at any time, and from time to time, redeem, without premium or penalty, the Subordinated Debt in whole or in part together with interest due on the amount so redeemed through the date of redemption.

        As of December 31, 2005, FastChannel was not in compliance with all financial covenants. FastChannel has obtained waivers through September 30, 2005, however FastChannel continues to be in violation of the covenants subsequent to that date. FastChannel is in the process of discussing forbearance terms.

FastChannel's independent auditors have expressed substantial doubt about its ability to continue as a going concern as a result of recurring losses from operations, defaults under its lending arrangements and negative working capital and operating cash flows. As a result, FastChannel may experience increased difficulty obtaining necessary funds in the future, and its relationships with suppliers and customers could be harmed.

        The report of Vitale, Caturano & Company, Ltd., with respect to the financial statements for the year ended December 31, 2005, expresses substantial doubt about FastChannel's ability to continue as a going concern because FastChannel has suffered recurring losses from operations, is in default under its lending arrangements and has negative working capital and cash flows. As a result of such report, FastChannel may not be able to obtain necessary funding in the future, or obtain funding on acceptable terms. Further, doubts about FastChannel's ability to continue as a going concern could limit its ability to maintain relationships with its current suppliers and customers, and could prevent the development of relationships with new suppliers and customers. In the event that the merger is not consummated, FastChannel's inability to overcome these concerns could make it necessary that it attempt to sell its assets, merge with another entity or cease operations.

Restrictions and covenants in FastChannel's debt instruments restrict FastChannel's ability to conduct its business and could prevent it from obtaining necessary funds in the future.

        FastChannel's debt and financing arrangements contain a number of significant limitations that restrict its ability to, among other things:

  •
  borrow additional money or issue guarantees;

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  pay dividends or other distributions to stockholders;

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  make investments;

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  create liens on assets;

  •
  sell assets;

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  enter into sale-leaseback transactions; and

  •
  engage in mergers or consolidations.

        Any of these restrictions may adversely affect FastChannel's business, financial condition and operations.

        FastChannel was in technical default under the terms of its outstanding indebtedness as of September 30, 2005, although as a practical matter this did not affect the ability of FastChannel to manage its business as its creditors were prepared to waive the defaults. During the course of negotiations with respect to the merger, FastChannel management kept its three principal lenders apprised. When discussions reached a point where a transaction with DG Systems appeared likely, FastChannel, together with its legal counsel, discussed with its lenders the proposed terms of the merger, including, without limitation, the provision in the merger agreement that provided that FastChannel's existing indebtedness would either be assumed by DG Systems or repaid at the time of the merger. FastChannel and its counsel then negotiated the terms of forbearance agreements with each of these lenders, which provided that the lenders would not seek to accelerate the outstanding indebtedness or otherwise demand repayment of the loans until such time as the merger was consummated or the merger agreement terminated. FastChannel has executed a forbearance agreement with its principal lender, and is in the process of negotiating similar agreements with its subordinated debt lenders. If forbearance agreements are not completed, then the lenders can exercise their rights pursuant to an event of default, which provides the lenders the right to accelerate the payment of the outstanding indebtedness which could result in foreclosure. FastChannel is not obligated to seek any further consents or approvals from its lenders in order to complete the merger.

A significant percentage of FastChannel's business comes from FastChannel's top ten customers. The loss of one of the top ten customers could materially and adversely affect FastChannel's business, financial condition and operations.

        Sales to a small number of customers have historically accounted for a significant portion of FastChannel's revenue. For the year ended December 31, 2005, the top five customers accounted for 35% of FastChannel's revenue and the top ten account for 44% of FastChannel's revenue. FastChannel's customer, BBDO, accounted for 20% of its revenue for the year ended December 31, 2005. As a result, FastChannel's revenues could be materially and adversely impacted due to customer losses, order cancellations, delays or uncollected receivables from customers. The loss of a top customer, or a delay of a large order from any customer, even if only temporary, could adversely impact FastChannel's ability to accurately predict cash flow. Furthermore, if current customers' expectations are affected by actual or potential product line and service elimination in connection with the merger, this could negatively impact FastChannel's ability to collect outstanding receivables from these customers.

Demand for FastChannel's advertising and intelligence products and services will depend on continued development of the market for digital advertising distribution. A decline in the demand for, or failure to achieve broad market acceptance of FastChannel's products and services will have a material adverse effect on FastChannel's business, financial condition, operations and cash flows.

        Although demand for FastChannel products has increased in recent years, the market for FastChannel products is still emerging. The market may not continue to grow. If the market for FastChannel products and services fails to grow or grows more slowly than FastChannel currently anticipates, it will materially affect FastChannel's business, financial condition, operations and cash flows.

The development of FastChannel's intellectual property may be slower than expected.

        The development of new FastChannel technologies such as broadcast verification and competitive monitoring may proceed at a slower pace than expected. Timely development of new or enhanced technologies is a complex and uncertain process and FastChannel may not have sufficient resources to successfully and accurately anticipate technological and market trends, or successfully manage long development cycles. FastChannel may also experience design, manufacturing, marketing and other difficulties that may delay or prevent its development, introduction or marketing of new products and enhancements. To the extent that upgrades of existing technology are required for the introduction of new services, the success of these upgrades may be dependent on the conclusion of contract negotiations with vendors and vendors meeting their obligations in a timely manner. In addition, new service offerings may not be widely accepted by customers, which may result in the termination of those service offerings and an impairment of any assets used to develop or offer those services.

FastChannel faces a number of business challenges that will continue to exist whether the merger is completed or not.

        FastChannel has encountered a number of significant business challenges in recent years that will continue to be relevant going forward. For example, the market for the digital distribution of advertising media has remained relatively stagnant in terms of size, which has in turn resulted in increased pricing pressure. While FastChannel has been able to continue to add new clients, in many cases it has been necessary to reduce prices in order to do so. As other competitive media distribution services are offered, this downward pressure on pricing is likely to increase. In addition, FastChannel's strategy of increasing business with existing customers while also attracting new customers has been impaired by unexpected delays in new product introductions. In the event that FastChannel is unable to consistently bring innovative, value-added products to the market on a timely basis its ability to grow its revenues and achieve profitably will remain in doubt.

THE MERGER

Background of the Merger

        As a part of its ongoing efforts to maximize stockholder value, the DG Systems' Board of Directors from time to time evaluates various means of increasing the value of DG Systems common stock, including strategic acquisitions and alliances and the undertaking of operating, administrative and financial measures.

        In early 2004, the DG Systems Board of Directors delegated to Scott K. Ginsburg, Chairman and Chief Executive Officer, and Omar A. Choucair, Chief Financial Officer, the assignment of identifying strategic alternatives for DG Systems that could be expected to maximize stockholder value. The potential alternatives to be considered were to include, but not be limited to, the sale of securities or assets of DG Systems, the combination, sale or merger of DG Systems with another entity or strategic buyer, or a transaction that would result in DG Systems becoming a private company.

        Messrs. Ginsburg and Choucair promptly contacted several companies in the industry to determine which, if any of these parties, would be potential acquisition candidates for DG Systems. At that time, DG Systems had not retained any financial advisor to assist it in these efforts. As a result of these efforts, DG Systems acquired AGT Broadcast, a competitor of DG Systems, effective June 1, 2004. Other preliminary efforts did not lead to any firm offers as it became clear that the other parties that Messrs. Ginsburg and Choucair contacted, other than FastChannel, had no interest in a strategic partnership with DG Systems at the time. However, it became apparent that a transaction with FastChannel could provide benefits to both companies' stockholders. As a result, after preliminary discussions with Michael Greenlees (the then Chief Executive Officer of FastChannel), on April 2, 2004 DG Systems and FastChannel executed a customary mutual non-disclosure agreement to facilitate confidential discussions between the two companies. Shortly thereafter, on April 6, 2004, Messrs. Ginsburg and Choucair met with Mr. Greenlees, John Roland, President and Chief Operating Officer of FastChannel, and Dean McCausland, the then Chief Financial Officer, to discuss FastChannel's interest in a potential strategic business combination with DG Systems. While these preliminary discussions were inconclusive in that no firm offer was made by either side, the parties agreed that there were a number of potential strategic advantages to such a business combination and that they would remain in touch.

        During the summer of 2004, Messrs. Ginsburg and Choucair reported back to the DG Systems Board of Directors with respect to their conversations with prospective strategic partners. They communicated to the board the mixed results of their efforts and that while they had not received any firm offers, they believed that the potential synergies, product pipeline and customer opportunites that a combination with FastChannel presented might make a combination of the companies attractive. Based on these reports, the DG Systems Board of Directors determined that a potential strategic combination with FastChannel would likely result in significant cost-savings and other synergies and would help to maximize value to DG Systems stockholders over the long term. The board agreed with the view expressed by Messrs. Ginsburg and Choucair that no other prospective strategic opportunities made sense at the time, based on DG Systems' capital structure and the anticipated valuations of other potential transactions, and that only the potential transaction with FastChannel presented the type of benefits that would make additional efforts worthwhile. As a result, the DG Systems board instructed Messrs. Ginsburg and Choucair to re-initiate conversations with FastChannel.

        After a series of telephonic communications between Mr. Ginsburg and Mr. Greenlees regarding a potential combination of the companies, on August 10, 2004, Mr. Ginsburg sent a non-binding letter of intent to Mr. Greenlees that outlined the general terms and conditions pursuant to which DG Systems was prepared to proceed with a tax-free, all stock, business combination involving DG Systems and FastChannel, with a value to FastChannel stockholders of approximately $28 million. Upon receiving the offer, Mr. Greenlees, in consultation with Messrs. Roland and McCausland, determined that the

DG Systems proposal did not provide FastChannel's stockholders with sufficient consideration in light of FastChannel's prospects at the time and therefore did not merit further consideration. Furthermore, because FastChannel was at the time pursuing a round of venture capital financing, Mr. Greenlees declined to respond to Mr. Ginsburg's offer.

        There were no other substantive merger discussions between DG Systems and FastChannel until January 21, 2005, at which time Mr. Ginsburg met again with Mr. Greenlees to further discuss possible merger scenarios. Following a series of discussions between Messrs. Ginsburg and Greenlees subsequent to the January 21st meeting, on March 11, 2005, Mr. Greenlees submitted to Mr. Ginsburg a non-binding letter of intent outlining the terms of an all-cash offer by FastChannel to acquire all of the outstanding shares of DG Systems for $1.85 per share, in cash, which represented a premium of approximately 20% over the trading price at that time. The parties remained far apart in terms of valuation, and DG Systems declined to respond to Mr. Greenlees' offer. DG Systems also believed that financing would not be available to FastChannel to complete such transaction.

        Also in early 2005, FastChannel senior management entered into a consulting and financial advisory agreement with CIBC World Markets. The FastChannel management team subsequently met with several other prospective strategic partners, none of which discussions were fruitful.

        At a regularly scheduled meeting of the FastChannel Board of Directors on April 6, 2005, Mr. Greenlees, then Chairman of the FastChannel Board of Directors, discussed with his fellow directors the competitive landscape, including the strategic opportunities available through a business combination with DG Systems. At the invitation of Mr. Greenlees, CIBC discussed the possible synergies of such a business combination. After discussion, the FastChannel Board of Directors decided not to pursue a business combination with DG Systems at that time.

        Messrs. Ginsburg and Greenlees met again on April 19, 2005 at which time Mr. Greenlees reiterated his belief that although the business combination as discussed had real merit, it was premature to proceed at such time.

        Approximately one month later, Mr. Greenlees submitted a follow-up letter reiterating his thoughts about the proposed transaction. Mr. Ginsburg responded to Mr. Greenlees on May 16, 2005 reminding Mr. Greenlees of DG Systems' initial proposal as set forth in Mr. Ginsburg's August 10, 2004 letter.

        On August 27, 2005, Messrs. Ginsburg and Choucair, together with John Harris, DG Systems' financial advisor, met with Messrs. Greenlees, Roland and McCausland to further discuss the terms of a potential transaction. FastChannel executed a new non-disclosure and standstill agreement on August 29, 2005, pursuant to which the companies exchanged certain additional due diligence information.

        The FastChannel Board of Directors met at a regularly scheduled meeting on September 8, 2005 at which time Mr. Greenlees led a discussion about the likely consolidation of the industry in the near term. He advised the other members of the Board that conversations with DG Systems were continuing but were not yet at a point where it was clear that a transaction could be reached that would be in the best interests of FastChannel stockholders. The FastChannel Board of Directors authorized FastChannel management to move forward with their discussions.

        On September 9, 2005, Mr. Greenlees submitted an outline of the proposed merger of DG Systems and FastChannel to Mr. Ginsburg. At the time, FastChannel was falling behind in both its product development efforts as well as its revenue goals. FastChannel's cash and cash equivalents, which had earlier been considered sufficient to operate the business for the foreseeable future, began to dwindle at a time when product development expenses continued to be high. For these reasons, the management team began to reassess its thinking vis-à-vis the merger on the basis that the advantages that might be gained through a strategic business combination with a larger company, such as DG

Systems, might outweigh the advantages of remaining an independent company. The outline as presented by Mr. Greenlees contemplated a tax-free, stock-for-stock transaction whereby DG Systems stockholders would own 56.5% and FastChannel stockholders would own 43.5% of the Combined Company.

        The DG Systems' Board of Directors met on September 13, 2005 to discuss the FastChannel proposal. At this meeting the board determined that the proposed merger would potentially be in the best interest of DG Systems' stockholders and granted approval to DG Systems' senior management team to proceed with further negotiations and due diligence in connection with the proposal. Messrs. Ginsburg, Choucair and Harris met with Messrs. Greenlees, Roland and McCausland, together with FastChannel's independent financial advisors, in Dallas on September 14, 2005 and discussed the proposed transaction. At this time, the parties agreed that if the proposed merger were consummated, DG Systems stockholders would own 59% and FastChannel stockholders would own 41% of the Combined Company.

        DG Systems engaged Southwest Securities on September 16, 2005 to advise the company with respect to the merger and, if necessary, render a fairness opinion with respect to the proposed transaction. DG Systems also directed its transactional counsel Latham & Watkins LLP to prepare a draft merger agreement, and on September 22, 2005, Latham & Watkins distributed a draft merger agreement to FastChannel's then outside counsel, Choate, Hall & Stewart LLP.

        The FastChannel Board of Directors met again on September 21, 2005 at which time Mr. Greenlees advised the FastChannel Board of Directors that discussions with DG Systems had reached a point where it appeared likely that an agreement could be reached that would be in the best interests of FastChannel stockholders. He explained that Choate, Hall & Stewart were conducting a due diligence review of DG Systems and that negotiations surrounding the merger agreement itself had begun. The FastChannel Board of Directors discussed the selection of an appropriate financial advisor and it was agreed that Ms. Gallagher, who was currently serving as a member on FastChannel's Board of Directors, would provide management advice and counsel in this regard prior to appointment. The FastChannel Board of Directors then authorized FastChannel management to continue discussions with DG Systems consistent with the outline of the transaction described to the FastChannel Board of Directors and, based on such negotiations, to develop and provide a recommendation to the FastChannel Board of Directors as soon as practicable.

        The companies' representatives met on September 26, 2005 and September 27, 2005 to continue due diligence.

        On September 29, 2005, the independent members of the FastChannel Board of Directors, Mr. Jim Dorrian, Ms. Gallagher, Mr. Christopher Jones and Mr. John Greening, convened via teleconference to discuss the proposed transaction as well as the timetable proposed by Mr. Greenlees, which contemplated that the merger agreement would need to be considered and voted upon as early as October 8, 2005. Also participating on the call at the invitation of the independent directors was Joseph E. Mullaney III, Esq., a corporate partner at the firm of Nutter McClennen & Fish, LLP, and Messrs. David Lavallee and Cameron Pforr, Managing Directors at Revolution Partners. Mr. Mullaney discussed with the directors their fiduciary duties arising under Delaware law in the context of a transaction such as the proposed merger. Further, the independent directors expressed their concern that with respect to the proposed transaction with DG Systems, Mr. Greenlees could potentially be subject to both real and perceived conflicts of interest based upon the then current terms of the proposed transaction.

        Based upon the market price of DG Systems common stock at the time, the total value of the consideration to be received in the merger was less than the aggregate liquidation preference amounts to which the holders of FastChannel preferred stock were entitled. In light of the fact that the senior management of FastChannel held a significant number of shares of FastChannel common stock, which would be of no value in the merger under the existing certificate of incorporation, and no shares of preferred stock, which would be valuable in the merger, the Special Committee was concerned that senior management could be accused, fairly or not, with negotiating a transaction that benefited them as managers as opposed to a transaction that was in the best interests of all stockholders. Because the FastChannel Special Committee was comprised of individuals who held varying amounts of FastChannel stock, both preferred and common, but otherwise had no management role at the company, it was decided that the Special Committee could help to ensure that the negotiations were conducted in a manner most likely to benefit all stockholders. Accordingly, the independent directors voted to establish a Special Committee of the FastChannel Board of Directors for the purpose of reviewing the status of the merger negotiations as well as working with Mr. Greenlees and other members of FastChannel management to see if a mutually acceptable transaction could be negotiated with DG Systems. The FastChannel Special Committee then took the following steps: (i) Ms. Gallagher was named Chairman of the FastChannel Special Committee; (ii) Mr. Mullaney was appointed as outside legal counsel to the FastChannel Special Committee; and (iii) Revolution Partners was appointed as the independent financial advisor to the FastChannel Special Committee. Finally, Mr. Dorrian noted that as a director and a representative of the largest holder of FastChannel Series F preferred stock, he could find himself in a position of conflict and might need to excuse himself from certain deliberations based upon the advice of his personal counsel.

        Immediately after the FastChannel Special Committee conference call, Mr. Greenlees, together with FastChannel's company counsel, were invited to join the call. Ms. Gallagher advised Mr. Greenlees the FastChannel Special Committee had been formed for the purpose of working with him and other members of FastChannel management to represent the interests of the FastChannel stockholders in the negotiations with DG Systems. Mr. Greenlees concurred with the decision to establish the Special Committee and plans were made to distribute the draft merger agreement and all related due diligence materials to the Special Committee and its advisors.

        Also on September 29, 2005, Mr. McCausland and Revolution Partners representatives, Cameron Pforr and Matthew Cusick, met with Southwest Securities representative, Richard Davis, in Needham, Massachusetts to discuss due diligence procedures. Further on that date Mr. McCausland also entered into a financial advisory agreement with CIBC on behalf of FastChannel which superceded their previous consulting and financial advisory agreement.

        The FastChannel Special Committee met again via teleconference on October 3, 2005 to review the status of the proposed merger. After having reviewed the proposed terms of the merger agreement as well as the due diligence materials, it was determined that the merger was attractive from a strategic point of view, but in light of the fixed number of shares proposed to be issued at closing, there would be insufficient proceeds at closing to meet the liquidation preferences of the holders of certain series of FastChannel preferred stock and, as a result, no consideration would be available for the holders of common stock or for the holders of Series A-1, Series B-1 or Series D-1 preferred stock. Also on October 3, an engagement letter between FastChannel and Revolution Partners was executed, under which Revolution Partners agreed to serve as financial advisor and present a fairness opinion in connection with the proposed transaction with DG Systems.

        The DG Systems Board of Directors also met on October 3, 2005 to discuss the status of the proposed transaction with FastChannel. At the meeting the Board of Directors concluded that while a merger with FastChannel may ultimately result in a maximization of DG Systems' stockholder value, the risk that an acceptable agreement with FastChannel would not be reached necessitated an exploration of alternate strategic options. To this end, the board directed Messrs. Ginsburg and Choucair to engage Southwest Securities to explore a range of strategic alternatives intended to enhance shareholder value, including soliciting offers from third parties to acquire DG Systems.

        The types of strategic alternatives explored by DG Systems in October 2005 with the assistance of Southwest Securities included, among others, the sale of the assets of DG Systems, the merger of DG Systems into other entities for consideration including cash and stock, as well as other potential recapitalization transactions. At that time, the DG Systems board of directors directed Messrs. Ginsburg and Choucair to continue to explore the proposed transaction with FastChannel, as well as alternative strategic options that might be identified with the assistance of Southwest Securities.

        Mr. Choucair and Southwest Securities representatives, Michael Craig and Richard Davis, met with Revolution Partners representative, Cameron Pforr, in Dallas on October 4, 2005 to discuss additional due diligence procedures.

        DG Systems submitted additional comments on the draft merger agreement on October 4, 2005 to FastChannel and had discussions with FastChannel regarding several items relating to the draft merger agreement. The principal outstanding items discussed included the parties' ability to terminate the merger agreement in the event of a material adverse change, management structure of the Combined Company and financing options of the Combined Company.

        DG Systems engaged Southwest Securities on October 5, 2005 to act as an advisor to the DG Systems' board with respect to exploring alternative strategic options. Southwest Securities conducted a broad-based process of contacting numerous parties (including financial sponsors and selected strategic parties) in connection with the exploration of strategic alternatives for the company. Southwest Securities managed the process of administering non-binding indications of interest and management meetings with interested parties. At the request of DG Systems' board of directors, Southwest Securities and DG Systems' senior management continued discussions with five parties.

        Mr. Ginsburg and Mr. Greenlees discussed the merger on October 6, 2005, and agreed to invite their respective boards to meet in Dallas on October 11, 2005.

        The FastChannel Special Committee convened on October 6, 2005 to discuss various due diligence items, as well as the invitation to meet with the DG Board of Directors. At the close of the meeting it was determined that Mr. Dorrian would attend the DG Systems Board of Directors meeting in his capacity as a FastChannel director.

        Messrs. Ginsburg and Choucair, together with DG Systems directors, Kevin Howe and Anthony LeVecchio, and DG Systems financial advisor, John Harris, met with Messrs. Greenlees, Roland and McCausland, together with FastChannel director Jim Dorrian and board observer Chris Ackerley on October 11, 2005 in Dallas. FastChannel management provided a business update to DG Systems. Both groups provided input on the merger agreement, stockholders voting agreement to be entered into by Mr. Ginsburg, Crosspoint Venture Partners and certain other FastChannel stockholders, and the disclosure schedule to be delivered in connection with the merger agreement. At the conclusion of the meeting there was general agreement that work should continue on the proposed merger, but that it would be at least several weeks before the parties would be in a position to consider entering into a definitive agreement.

        Mr. Choucair and DG Systems employee, Elaine Locke, met with Mr. McCausland on October 12, 2005 in Dallas to discuss potential synergies and opportunities for cost reductions that could be achieved if the companies were combined.

        Messrs. Ginsburg and Greenlees remained in communication over the next week.

        The DG Systems board of directors met on October 25, 2005 and November 3, 2004, to discuss the FastChannel proposal and directed DG Systems' senior management team to continue with additional negotiations and due diligence of FastChannel.

        On November 4, 2005 the FastChannel Special Committee convened to discuss a number of issues relating to the proposed merger and how to best proceed. As part of this discussion, it was agreed that the FastChannel Certificate of Incorporation would need to be amended in order to permit all stockholders of FastChannel to receive some portion of the merger consideration. Ms. Gallagher agreed to draft a preliminary proposal for the FastChannel Special Committee to review. Mr. Mullaney was further instructed to mark-up the latest draft of the merger agreement in order to reflect the comments of the FastChannel Special Committee and forward it to Choate Hall & Stewart. The comments related principally to the balance of the representations and warranties to be given by the parties in the agreement as drafted, as well as the standards of materiality. It was the belief of the Special Committee that as the proposed transaction was intended to be a strategic business combination, the representations and warranties should be both parallel and proportional. The other matter of concern was the perceived imbalance in the parties' respective ability to terminate the agreement under various circumstances. Mr. Mullaney marked the changes as requested by the Special Committee and forwarded the mark-up to FastChannel's counsel so that they might send it on to DG Systems.

        On November 6, 2005 the FastChannel Special Committee convened again to review progress on the various matters pending, which was followed by another meeting on November 7th at which time Ms. Gallagher presented the FastChannel Special Committee with a formula whereby the holders of Series F, Series E and Series C preferred stock would forgo certain liquidation preferences to which they were entitled in order that the holders of Series A, Series B, Series D and common stock would be entitled to receive some shares of DG Systems common stock in connection with the merger.

        Ms. Gallagher reviewed with the other directors the fact that FastChannel had 33.9 million shares of preferred stock outstanding, comprised of six classes, Series A-1 through Series F. The aggregate liquidation preference of all classes of preferred stock, or the amount that these stockholders were legally entitled to receive in preference to the holders of common stock, was approximately $41.0 million. At the time there were also approximately 17.9 million shares of FastChannel common stock outstanding (including Class B common stock and warrants to purchase common stock), and an additional 3.2 million options to purchase common stock. Under the terms of the existing certificate of incorporation, the holders of Series F, Series E-1 and Series C-1 would be legally entitled to receive all of the shares of DG common stock proposed to be issued in connection with the merger.

        Ms. Gallagher proposed that in connection with the merger the holders of the Series F, Series E-1 and Series C-1 preferred stock would be asked to voluntarily waive their liquidation preferences in part in order to permit the holders of the Series A-1, Series B-1 and Series D-1 preferred stock, as well as the holders of FastChannel common stock, to receive shares of DG common stock in connection with the merger. The aggregate value of the amount to be waived by the holders of the Series F, Series E-1 and Series C-1 preferred stock and distributed to these other shareholders was approximately $9.4 million.

        Under the plan, again using an assumed market price of $0.60 per share at the time of closing, the holders of Series F preferred stock would receive shares of DG Systems common stock with a value of approximately $11.8 million in the merger, or 38% of the total consideration proposed to be paid in the merger, versus $15.7 million, or 51% of the total consideration proposed to be paid in the merger under the terms of the existing certificate of incorporation. Similarly, using the same assumed market price of $0.60 per share, the holders of Series E-1 and Series C-1 preferred stock will collectively receive shares of DG Systems common stock with an aggregate value of approximately $10.3 million, or 33% of the total consideration proposed to be paid in the merger, versus $15.8 million, or 49% of the total consideration proposed to be paid in the merger under the terms of the existing certificate of incorporation (based upon the current market price of DG Systems common stock they would not get their entire preference in any event).

        As a result of reducing the liquidation preference for the holders of Series F, Series E-1 and Series C-1 preferred stock, under the terms of the plan the holders of Series A-1, Series B-1 and Series D-1 preferred stock will be entitled to receive shares of DG Systems common stock with an aggregate value of approximately $5.5 million, or 16% of the total consideration proposed to be paid in the merger, versus nothing under the terms of the existing certificate of incorporation. Finally, the holders of FastChannel common stock, including warrants and options to acquire shares of common stock, will be entitled to receive shares of DG Systems common stock with an aggregate value of approximately $4.0 million, or 13% of the total consideration proposed to be paid in the merger, versus nothing under the terms of the existing certificate of incorporation. The FastChannel Special Committee, with Mr. Dorrian abstaining from the meeting, approved the share allocation plan prepared by Ms. Gallagher and asked that it be presented to Mr. Dorrian for his review on behalf of the holders of the FastChannel Series F preferred stock. Mr. Dorrian approved the plan without modification.

        On November 8, 2005 the FastChannel Special Committee convened to review the written response of FastChannel's counsel to the comments of the Special Committee concerning the merger agreement that had been delivered to them the prior week. Mr. Mullaney was instructed to reiterate once more the FastChannel Special Committee's unwillingness to proceed with the merger on the basis of the terms included in the merger agreement as drafted, and that further revisions would need to be made. The draft agreement, in the view of the Special Committee, continued to be too one-sided in favor of DG Systems. FastChannel was being asked to make representations and warranties about many matters as to which DG Systems was to be exempt. There were other disparities as well in the agreement at the time. For example, the agreement included a so-called "No Shop" provision which bound FastChannel, but there was no limitation on DG Systems' right to pursue other mergers and acquisitions, pending the merger with FastChannel. It was also at this time that, due to his potential conflict of interest as a representative of the largest holder of preferred stock in FastChannel, Mr. Dorrian excused himself from all future FastChannel Special Committee discussions concerning the terms of the merger and, in particular, the terms of any modification to the existing liquidation preferences for the holders of FastChannel preferred stock.

        On November 9, 2005 the FastChannel Special Committee instructed Mr. Greenlees to advise Mr. Ginsburg that the Special Committee was indeed interested in proceeding with the merger but only on terms that were fair and proportional.

        On November 10, 2005, Mr. Mullaney met with FastChannel's senior management at the offices of Choate Hall & Stewart to review in detail the outstanding issues to be resolved in the merger agreement. The revised merger agreement was forwarded to DG Systems and Latham & Watkins on November 13th.

        On November 14th, Ms. Gallagher, Mr. Jones and Mr. Mullaney traveled to New York City to initially meet with CIBC to discuss their historical role in connection with the transaction. Later that evening, Mr. Ginsburg met with Mr. Greenlees, Ms. Gallagher, Mr. Jones and Mr. Mullaney to discuss the remaining issues outstanding. Mr. Ginsburg expressed his concern regarding the Special Committee's most recent revisions to the merger agreement and that the DG Systems Board of Directors was unwilling to expend further time and resources negotiating a deal which had been under discussion for several months. Mr. Ginsburg did agree to use his best efforts to see whether a mutually acceptable resolution to these issues could be achieved.

        Over the following weekend, Mr. Ginsburg communicated to Mr. Greenlees his willingness to request that the DG Systems Board of Directors consider a proposal to combine the companies using a combination of cash and DG Systems securities or an all-cash bid.

        On November 19, 2005, the FastChannel Special Committee met for several hours to discuss the revised terms of the DG Systems proposal. While there had been some progress made at the bargaining table, the agreement was still not acceptable. In reviewing the course of the negotiations since September 2005, it was the sense of the Special Committee that the FastChannel management team had been prepared to accept less mutuality in the merger agreement than the Board thought was appropriate. And while reasonable people could easily differ about such things, the Special Committee concluded that a new approach would be necessary if an acceptable agreement was ever to be reached. Accordingly, it was determined that Ms. Gallagher, who had previously been a successful investment banker, would take the lead in the negotiations going forward. In order to make it clear to the DG Systems management team that Ms. Gallagher spoke for the entire Board, it was also decided that, with the agreement of Mr. Greenlees, she should be made Chair of the Board of Directors. At the conclusion of the meeting it was thus decided that: (i) an all-stock offer was the only acceptable alternative and that FastChannel would only proceed on this basis; (ii) effective immediately Mr. Greenlees would redirect his energies to running the day-to-day operations of the business and that henceforth all negotiations would be conducted by Ms. Gallagher together with the Special Committee's legal and financial advisors, in consultation with FastChannel management; and (iii) that Ms. Gallagher would be asked to serve as Chair of the FastChannel Board of Directors at the next meeting of the FastChannel Board of Directors.

        On the afternoon of November 21, 2005, Ms. Gallagher, in her capacity as the Chairman of the Special Committee of the FastChannel Board of Directors, wrote to Mr. Ginsburg advising him that all future negotiations should be directed to her attention as the Chairman of the Board of Directors effective as of November 23, 2005. She added that it remained the hope and expectation of the FastChannel Board of Directors that the parties could reach agreement on an all-stock merger between the two companies. Also on November 21, 2005, Messrs. Ginsburg and Choucair discussed Ms. Gallagher's letter with Mr. Mullaney and agreed upon a process for moving the transaction forward.

        On November 23, 2005, the share allocation plan originally prepared by Ms. Gallagher and approved by the Special Committee as well as Mr. Dorrian was presented via a teleconference, which all holders of Series F, Series E-1 and Series C-1 preferred stock of FastChannel had been invited to attend. Ms. Gallagher and Mr. Mullaney described the mechanics of the proposal, which involved a reduction in the liquidation preferences of the holders of FastChannel Series F, Series E-1 and Series C-1 Preferred stock in the aggregate amount of approximately $9.0 million. While no formal vote was taken, there was no dissent expressed at the time.

        On November 23, 2005 the FastChannel Board of Directors met for the purpose of receiving a briefing by Mr. Mullaney on the conference call with holders of Series F, E-1 and C-1 preferred stock of FastChannel and to confirm Ms. Gallagher's appointment as Chairman of the Board of Directors of FastChannel and authorization to negotiate the proposed transaction in such capacity on behalf of FastChannel.

        The FastChannel Special Committee met again on November 27, 2005 for the purpose of discussing the latest draft of the merger agreement and discussions with creditors. Also on November 27, 2005, Mr. Mullaney submitted a letter to DG Systems addressing several points of the proposed transaction.

        On November 30, 2005, there was another teleconference for the benefit of the holders of FastChannel Series A-1, Series B-1 and Series D-1 preferred stock as well as the holders of FastChannel common stock, on which the share allocation plan was discussed. Again, Ms. Gallagher and Mr. Mullaney explained the mechanics of the proposal, and while no formal vote was held there was no dissent expressed on the call. Later that evening the FastChannel Special Committee voted to place Mr. Greenlees on paid administrative leave until further notice.

        On December 1, 2005, Mr. Mullaney and Ms. Gallagher spoke on the telephone with representatives of Latham & Watkins regarding the status of Mr. Greenlees and discussed, among other things, the leadership of the Combined Company in the event that agreement on the other terms of a combination could be reached in light of the changed circumstances of Mr. Greenlees.

        On December 5, 2005, Mr. John Roland, President and Chief Operating Officer of FastChannel, with the support of the FastChannel Special Committee, placed Mr. McCausland on paid administrative leave until further notice.

        On December 6, 2005, Messrs. Ginsburg and Choucair discussed various issues of the proposed transaction with Mr. Roland, including issues related to leadership of the Combined Company in the event that agreement on the other terms of a combination could be reached. Also on December 6th, Mr. Ginsburg and Ms. Gallagher spoke regarding the potential leadership of the Combined Company.

        On December 7, 2005, Messrs. Ginsburg and Choucair again discussed the proposed transaction with Ms. Gallagher and Mr. Roland of FastChannel.

        Following a series of discussions on December 9, 2005, Messrs. Greenlees and McCausland were advised that they would not be executives of the Combined Company. Mr. Greenlees and Mr. McCausland subsequently resigned their positions as executive officers of FastChannel due to philosophical differences, the strategic direction of the combined company and their roles in the combined company. Also on December 9, 2005, Messrs. Ginsburg and Choucair and representatives of Latham & Watkins participated in a conference call with Ms. Gallagher, Mr. Roland, Mr. Pforr of Revolution Partners, and attorneys from Nutter, McClennen & Fish, to further negotiate the merger agreement and the leadership and management of DG Systems after the merger.

        On December 11, 2005, the FastChannel Board of Directors discussed the terms of separation for both Mr. Greenlees and Mr. McCausland, and over the next few days mutually acceptable agreements were executed and delivered between the parties.

        On December 12, 2005, the DG Systems' Board of Directors met to discuss the proposed transaction.

        On December 13, 2005, the FastChannel Board of Directors met telephonically to consider the proposed merger. Mr. Mullaney described the principal terms of the merger agreement, including, without limitation, the circumstances that could permit either party to terminate the agreement prior to closing. Messrs. Lavallee and Pforr of Revolution Partners delivered their Firm's fairness opinion. Following a lengthy deliberation, a motion was made and seconded to continue the meeting on the following day in order to permit the finalization of certain agreements with FastChannel creditors as well as Messrs. Greenlees and McCausland. The terms of Mr. Greenlees, and Mr. McCausland's separation agreements included certain salary continuation for a specified time and standard mutual releases and were subsequently executed on December 14, 2005.

        Also on December 13, 2005, Messrs. Ginsburg and Choucair discussed remaining diligence items as well as various terms of the merger agreement with Mr. Mullaney and Mr. Roland.

        On December 14, 2005, the FastChannel Board of Directors again met telephonically and, after further deliberation, unanimously approved the merger agreement and authorized and directed Mr. Roland to execute and deliver a copy of the agreement to DG Systems in substantially the same form as presented to the FastChannel Board of Directors on December 13th. Also at the December 14, 2005 meeting, the FastChannel Board of Directors appointed John Roland as Chief Executive Officer.

        On December 14, 2005, the DG Systems' Board of Directors met to discuss the proposed transaction. Previously unresolved issues, principally management structure of the Combined Company, financing requirements, the more limited ability of the parties to terminate the merger agreement in the event of a material adverse change, and an increase in the number of shares to be received by FastChannel stockholders by approximately 500,000 shares, were reflected in the merger agreement discussed. All members of the board were present either in person or telephonically. Prior to the meeting the directors had received a draft of the merger agreement and related documents. Mr. Ginsburg reviewed the transaction with the board, including the strategic reasons for the proposed transaction and the principal terms of the proposed transaction. Mr. Ginsburg also reviewed the single alternate proposal received at the culmination of the strategic alternatives process. This alternative proposal contemplated that the equity of DG Systems would be acquired for $0.80 per share, payable in cash, but was not accompanied by evidence regarding the ability of the potential acquiror to obtain financing to consummate the transaction. The alternate proposal also would have required that DG Systems cease exploring other strategic alternatives during a sixty day due diligence period. Mr. Ginsburg expressed his views as to why the proposed combination with FastChannel would be more beneficial to the stockholders of DG Systems. Representatives of Latham & Watkins reviewed with the board their fiduciary duties in connection with their consideration of the proposed transaction. Representatives of Southwest Securities then presented their financial analysis of the proposed transaction and opined that the proposed merger consideration as set forth in the merger agreement was fair, from a financial point of view, to DG Systems and its stockholders. The directors then deliberated and discussed the proposed merger and voted unanimously to approve the merger agreement in substantially the same form presented to the DG Systems board.

        On December 15, 2005, Messrs. Ginsburg and Choucair had several conversations with Messrs. Roland, Mullaney and Ms. Gallagher to finalize the merger agreement and later that day the merger agreement was executed and delivered by the parties. On December 16, 2005, DG Systems and FastChannel issued a joint press release announcing the proposed merger.

        On January 13, 2006, the FastChannel Board of Directors approved an amended and restated merger agreement, as described below, and authorized its execution and delivery by John Roland in substantially the form presented to the FastChannel Board of Directors and an amendment to the FastChannel certificate of incorporation to amend the liquidation preferences of FastChannel stockholders in connection wtih the merger.

        On January 13, 2006, DG Systems and FastChannel entered into an amended and restated merger agreement in order to make various non-material and technical changes to the merger agreement.

        On April 14, 2006, DG Systems and FastChannel entered into a second amended and restated merger agreement in order to modify the composition of the board of directors of DG Systems following the merger and to make various non-material changes to the merger agreement.

Recommendation of the Board of Directors of DG Systems; DG Systems' Reasons for the Merger

        The DG Systems' board of directors has unanimously adopted and approved the merger agreement and has determined that the issuance of shares of common stock to FastChannel stockholders pursuant to the merger is fair to and in the best interests of DG Systems and its stockholders and recommends that the holders of DG Systems common stock vote FOR approval and adoption of the merger agreement and the issuance of DG Systems common stock in the merger. In the course of reaching its decision to adopt and approve the merger agreement and the merger and to recommend approval to the stockholders, the board of directors consulted with DG Systems legal and financial advisors and considered a number of factors, including, among others, the following principal factors which were material to the board's decision:

  •
  current industry, market and economic conditions, including the continuing trend of consolidation in the telecommunications industry and the importance of operational scale and geographic diversity in remaining competitive in the long term;

  •
  the strategic fit between the two companies and the potential for a Combined Company with greater financial strength, including the belief that the Combined Company's stronger balance sheet will enable it to accelerate the expansion of its sales and marketing organization, to fund additional programs, to acquire additional products and to raise additional capital;

  •
  the ability of the Combined Company to offer expanded product and service offerings;

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  the ability to expand DG Systems' and FastChannel's customer bases;

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  the complementary nature of the companies' product and service offerings;

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  the operating efficiencies and the earnings power of the Combined Company, which are described in greater detail in "Combined Company Unaudited Pro Forma Condensed Consolidated Financial Statements";

  •
  DG Systems' business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including its prospects if it were to continue as a separate company;

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  FastChannel's business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects;

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  the anticipated financial condition of the Combined Company after the transaction, including its pro forma market capitalization, revenues, profits and earnings per share;

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  historical financial information concerning the financial performance and operations of DG Systems and FastChannel, as well as anticipated future financial performance and operations of the Combined Company; and

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  the ability of the Combined Company, due to its increased size, to attract and retain skilled personnel.

In the course of deliberations, the board also considered a number of additional factors relevant to the merger, including:

  •
  the possibility of strategic alternatives to the merger for enhancing long-term shareholder value, including investigating strategic transactions with other companies and the fact that Southwest Securities conducted a broad-based search with respect to other potential strategic alternatives intended to enhance stockholder value;

  •
  the numerous meetings and conversations involving representatives of DG Systems' senior management, representatives of Southwest Securities and interested parties during which meetings the proposed valuations of other interested parties, which included numerous and significant conditions and contingencies, as compared to the valuation of the merger, which included fewer significant conditions and contingencies, were discussed;

  •
  the more diverse ownership of the Combined Company as compared to the more concentrated ownership of DG Systems and FastChannel prior to the merger;

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  the historical market price of DG Systems common stock and the belief of the board that the market price of DG Systems common stock in the future is likely to be positively impacted by the merger;

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  the potential for improved trading liquidity for stockholders of the Combined Company;

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  the opinion of Southwest Securities to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be paid by DG Systems in the merger is fair, from a financial point of view, to DG Systems and its stockholders;

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  the terms and conditions of the merger agreement, including the termination fees and the "fiduciary duty outs," the agreements contemplated by the merger agreement and the closing conditions;

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  the expected qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code;

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  the anticipated positive impact of the merger on DG Systems' and FastChannel's customers, suppliers and employees;

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  the likelihood that the merger will be completed; and

  •
  the effect of the public announcement of the merger on the market price of DG Systems common stock.

The board also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

  •
  the risk that, despite DG Systems' and FastChannel's efforts after the merger, the Combined Company may lose key personnel;

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  the risk that a significant number of DG Systems' and FastChannel's customers and suppliers might cease doing business with the Combined Company;

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  the difficulty of managing operations in the different geographic locations in which DG Systems and FastChannel operate;

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  the risk of potential adverse effects of one-time charges expected to be incurred in connection with the costs of the merger and the subsequent integration of the companies;

  •
  the risk of the potential adverse effects on the Combined Company's results of operations of amortizing goodwill and other intangible assets that would be recorded in connection with the merger; and

  •
  the risk that the potential benefits of the merger might not be fully realized.

        The board determined that DG Systems and FastChannel could avoid or mitigate these and other risks, and that, overall, these risks were outweighed by the potential benefit of the merger.

        The foregoing discussion of the information and positive and negative factors considered by the board in approving the merger is not intended to be exhaustive, but includes the factors considered by the DG Systems board of directors to have been material in its analysis of the merger. In considering the merger, given the number and diversity of the potentially positive and negative factors considered, the board did not find it practical or feasible to quantify or otherwise attempt to assign any relative or specific values to any of the foregoing factors. In making their determination, individual directors may have accorded different values to different factors.

Fairness Opinion of Financial Advisor to DG Systems

        DG Systems retained Southwest Securities to act as its financial advisor in connection with the proposed merger. DG Systems requested that Southwest Securities render an opinion to DG Systems' board of directors as to the fairness, from a financial point of view, to DG Systems and its stockholders of the consideration to be paid in the merger. On December 14, 2005, at a meeting of the DG Systems' board of directors held to evaluate the merger, Southwest Securities delivered its oral opinion, which opinion was subsequently confirmed by delivery of its written opinion dated December 15, 2005, to the effect that, as of that date and subject to the various assumptions summarized below, the consideration to be paid by DG Systems in the merger was fair, from a financial point of view, to DG Systems and its stockholders. Southwest Securities does not have any obligation to update, revise or reaffirm its opinion. The DG Systems board of directors does not intend to solicit an updated opinion from Southwest Securities in light of the potential effect on the liquidity of the DG Systems common stock should the listing move from The Nasdaq National Market to The Nasdaq Capital Market, as discussed herein.

        The full text of Southwest Securities' written opinion to the DG Systems' board of directors, which sets forth, among other things, the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached as Appendix B to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. Holders of DG Systems' common stock are encouraged to read the opinion carefully and in its entirety. The following summary is qualified in its entirety by reference to the full text of such opinion. Southwest Securities' analyses and opinion were prepared for and addressed to the DG Systems' board of directors and are directed only to the fairness, from a financial point of view, to DG Systems and its stockholders of the consideration to be paid in the merger. Southwest Securities' opinion does not constitute a recommendation to DG Systems' stockholders on how to vote at any meeting held in connection with the merger. Southwest Securities' opinion also does not in any manner address the prices at which DG Systems' common stock has traded or may trade in the future, including subsequent to the completion of the merger.

        In preparing its opinion to the DG Systems' board of directors, Southwest Securities performed various financial and comparative analyses, including those described below. The summary set forth below does not purport to be a complete description of the analyses underlying Southwest Securities' opinion or the presentation made by Southwest Securities to the DG Systems' board of directors. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Southwest Securities did not attribute any particular weight to any analysis or factor considered by it, but rather made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. Accordingly, notwithstanding the separate analyses summarized below, Southwest Securities believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors, or focusing on information presented in tabular format, without considering all of the analyses and factors or the narrative description of the analyses, would create a misleading or incomplete view of the process underlying its opinion.

        In performing its analyses, Southwest Securities made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Southwest Securities, DG Systems or FastChannel. Any estimates contained in the analyses performed by Southwest Securities are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than those suggested by such analyses. Additionally, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty. In addition, as described above, Southwest Securities' opinion was among several factors taken into consideration by the DG Systems' board of directors in making its determination to approve the merger agreement and the merger and the issuance of shares of DG Systems' common stock in the merger. Consequently, Southwest Securities' analyses should not be viewed as determinative of the decision of the DG Systems' board of directors or DG Systems' management with respect to the fairness of the consideration provided for in the merger agreement.

        In arriving at its opinion, Southwest Securities, among other things, did the following:

  •
  reviewed the merger agreement;

  •
  reviewed certain financial and other data with respect to DG Systems and FastChannel made available from published sources and from the internal records of DG Systems and FastChannel;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of DG Systems relating to DG Systems' and FastChannel's businesses and the combined business after the merger, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the merger;

  •
  conducted discussions with members of the senior management and other representatives of DG Systems and FastChannel;

  •
  compared certain financial information for FastChannel with similar information for certain other companies, the securities of which are publicly traded;

  •
  reviewed the financial terms, to the extent publicly available, of selected precedent transactions which Southwest Securities deemed generally comparable to the merger; and

  •
  conducted such other financial studies, analyses and investigations and considered such other information as Southwest Securities deemed appropriate.

        In rendering its opinion, Southwest Securities assumed and relied on the accuracy and completeness of information that was publicly available or was furnished by DG Systems and FastChannel. Southwest Securities did not assume any responsibility for independently verifying and did not independently verify such information. Southwest Securities did not independently evaluate, physically inspect or appraise any of the respective assets or liabilities (contingent or otherwise) of DG Systems or FastChannel and was not furnished with any such valuations or appraisals. Southwest Securities was not asked to and did not consider the possible effects of any litigation or other legal claims. Southwest Securities further assumed that the merger will qualify as a tax-free reorganization for United States federal income tax purposes and that the merger will be consummated in a timely manner and in accordance with the terms of the merger agreement without waiver, modification or amendment of any material term, condition or agreement and that all governmental, regulatory and other consents and approvals necessary for the consummation of the merger will be obtained without any material adverse effect on DG Systems or FastChannel or on the contemplated benefits of the merger.

        Southwest Securities' opinion is necessarily based upon, economic, market and other conditions as in effect on, and information made available to Southwest Securities as of, December 15, 2005. Southwest Securities' opinion addresses solely the fairness of the consideration to be paid pursuant to the merger agreement, and does not address any other terms or agreement relating to the merger or any other matters pertaining to DG Systems. Southwest Securities' opinion does not address the merits of the underlying decision by DG Systems to engage in the merger or the relative merits of the merger compared to any alternative business strategy or transaction in which DG Systems might engage.

        Financial Analysis.    The following is a summary of the material analyses performed by Southwest Securities in connection with its opinion to the DG Systems' board of directors dated December 15, 2005. Some of the financial analyses summarized below include information presented in tabular format. In order to understand fully Southwest Securities' financial analyses, the tables must be read together with the text of the summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data set forth below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Southwest Securities' financial analyses.

        Merger Consideration.    The consideration to be paid by DG Systems in the merger consists of 52,062,712 newly issued shares of DG Systems' common stock. Preceding the public announcement of the merger on December 15, 2005, DG Systems' common stock closed at $0.50 per share. The following table reflects the various values of the merger consideration considered by Southwest Securities in its analyses.

DG Systems' Common Stock Price Per Share		Implied Equity Values of Merger Consideration
Recent closing price as of December 12, 2005	$0.53	$27,593,237
One Month Average	0.56	29,155,119
Three Month Average	0.59	30,717,000
Six Month Average	0.70	36,443,898
One Year Average	0.95	49,459,576

        Selected Publicly Traded Company Analysis.    Southwest Securities reviewed publicly available financial information of the following eight publicly traded digital content and media distribution companies:

  •
  ADVO, Inc.

  •
  Akamai Technologies, Inc.

  •
  Avid Technology, Inc.

  •
  COMTEX News Network, Inc.

  •
  Loudeye Corp.

  •
  Medialink Worldwide, Incorporated

  •
  Point.360

  •
  Valassis Communications, Inc.

        For each of the selected companies, Southwest Securities calculated a range of multiples for business enterprise value to revenues, earnings before interest, taxes, depreciation and amortization, commonly referred to as EBITDA, and earnings before interest and taxes, commonly referred to as EBIT; market capitalization to net income and to tangible book value. Southwest Securities then noted the median of such multiples was 1.1x for business enterprise value to revenues, 8.5x for business enterprise value to EBITDA, 14.3x for business enterprise value to EBIT, 17.4x for market capitalization to net income, and 5.4x for market capitalization to tangible book value.

        Southwest Securities derived a range of implied equity values for FastChannel by applying the multiples described above to the corresponding last twelve month values for FastChannel, where meaningful, to calculate implied equity values for FastChannel ranging from $19.8 million to $39.7 million and a median implied equity value of $29.7 million. Control premiums ranging from 0% to 30% were then applied to the median implied equity value of FastChannel resulting in an implied equity value range of $29.7 million to $38.6 million. These implied equity values were then compared to the implied equity values of the merger consideration described above. Southwest Securities noted that the implied equity value of the merger consideration based on the closing price of DG Systems as of December 12, 2005, the one month average, the three month average and the six month average all fell within the range of implied equity values based on the Selected Publicly Traded Company Analysis, and the implied equity value of the merger consideration based on the one year average fell within this range when a 30% control premium was applied.

        Selected Precedent Transactions Analysis.    Southwest Securities reviewed publicly available financial information relating to the following ten merger and acquisition transactions involving digital content and media distribution companies:

Target	Acquirer
DoubleClick, Inc. Grey Global Group, Inc. Advertising.com, Inc. goClick.com, Inc. AGT-Broadcast Comstock, Inc. Overture Services, Inc. Seven Worldwide, Inc. CaptureQuest Mediaplex, Inc.	Hellman & Friedman LLC
WPP Group plc
America Online, Inc.
Marchex, Inc.
Digital Generation Systems, Inc.
Jupitermedia Corporation
Yahoo! Inc.
Kohlberg & Co., L.L.C.
Avalon Digital Marketing Systems, Inc.
ValueClick, Inc.

        Using publicly available information, Southwest Securities calculated the business enterprise value of the target reflected in each transaction as a multiple of revenue, EBITDA and EBIT for the last twelve months preceding announcement of the transaction and the equity value of the purchase price to net earnings and tangible book value for the last twelve months preceding announcement of the transaction and noted the median of such multiples was 1.7x, 10.0x, 13.7x, 20.2x and 3.2x, respectively.

        Southwest Securities derived a range of implied equity values for FastChannel by applying these median multiples to the corresponding last twelve month values for FastChannel, where meaningful, to calculate implied equity values for FastChannel ranging from $23.6 million to $36.0 million. These implied equity values were then compared to the implied equity values of the merger consideration described above. Southwest Securities noted that the implied equity value of the merger consideration based on the closing price of DG Systems as of December 12, 2005, the one month average, the three month average and the six month average all fell within the range of implied equity values based on the Selected Precedent Transactions Analysis, and the implied equity value of the merger consideration based on the one year average was higher than this range.

        No company, transaction or business used in the Selected Publicly Traded Company Analysis or the Selected Precedent Transactions Analysis is identical to DG Systems, FastChannel or the merger. Accordingly, an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions to which DG Systems, FastChannel and the merger were compared.

        Discounted Cash Flow Analyses.    Southwest Securities performed discounted cash flow analyses on each of FastChannel and the resulting combination of FastChannel and DG Systems and used the results of each analysis to derive a range of implied equity values for FastChannel and a range of implied equity values per share of the Combined Company. Southwest Securities used financial cash flow projections of FastChannel and of the Combined Company for the years 2006 through 2010 prepared by DG Systems' management. Southwest Securities estimated the terminal value of FastChannel and of the Combined Company, representing the value of FastChannel's and of the Combined Company's projected free cash flow beyond 2010 by applying terminal multiples of EBITDA ranging from 4.0x to 7.0x to FastChannel's and to the Combined Company's EBITDA in 2010. Southwest Securities then discounted FastChannel's and the Combined Company's unlevered free cash flows and the range of terminal values to calculate the present values as of January 1, 2006, using a range of discount rates from 18.0% to 24.0%. Southwest Securities utilized this range of discount rates based on analyzing and comparing the weighted average cost of capital for the selected publicly traded companies used in the analysis, including DG Systems. The weighted average cost of capital for these companies ranged from 5.7% to 36.9%. Southwest Securities noted that the implied equity value of the merger consideration based on the December 12, 2005 closing price, the one month average, the three month average, the six month average and the one year average fell below or within the range of implied equity values based on the Discounted Cash Flow Analysis. This resulted in an implied equity value for FastChannel ranging from $42.7 million to $82.4 million and a Combined Company implied equity value per share ranging from $0.92 to $1.72. These implied equity values were then compared to the implied equity values of the merger consideration and the recent per share prices of DG Systems' common stock described above.

        Pro Forma Merger Analysis.    Southwest Securities analyzed the pro forma impact of the proposed merger on DG Systems' projected earnings per share for the fiscal years ending December 31, 2005 and 2006. For purposes of this analysis, Southwest Securities used the financial information, projections and expected synergies provided by the management of DG Systems. Southwest Securities assumed such synergies were available at the beginning of each respective year. DG Systems also asked Southwest Securities to assume that up to 15,000,000 additional shares of common stock could be issued in connection with refinancing debt of the Combined Company and satisfying the condition in the merger agreement that DG Systems obtain an additional $5 million of working capital at the time the merger is consummated. Southwest Securities therefore assumed 15,000,000 additional shares of DG Systems' common stock were outstanding during 2005 and 2006. Based on this analysis and these assumptions Southwest Securities observed the merger on a pro forma basis would result in dilution of $(0.01) per share in 2005 and 2006.

        Relative Contribution Analysis.    Using estimated financial data for DG Systems and FastChannel provided by DG Systems' management, Southwest Securities analyzed the relative contributions of each of DG Systems and FastChannel to the Combined Company's revenue, EBITDA, EBIT, net income and tangible book value, adjusted for estimated synergies from the merger, for fiscal years 2006 through 2008. Southwest Securities then computed DG Systems' percentage contribution to the Combined Company. This analysis indicated that DG Systems will contribute approximately 64.3% to 68.4% to the Combined Company's revenues, 53.1% to 54.2% to the Combined Company's EBITDA, 54.9% to 56.7% to the Combined Company's EBIT, 52.7% to 56.5% to the Combined Company's net income and 70.7% to the Combined Company's tangible book value as of September 30, 2005 on a pro forma basis. This was compared to the 58.8% post-merger pro forma ownership of DG Systems by present stockholders.

        Miscellaneous.    DG Systems has paid Southwest Securities a customary fee for its financial advisory services, none of which is contingent on completion of the merger. DG Systems also has agreed to reimburse Southwest Securities for reasonable expenses incurred by Southwest Securities in performing its services and to indemnify Southwest Securities and related persons and entities against liabilities, including liabilities under the United States federal securities laws, arising out of Southwest Securities' engagement.

        DG Systems retained Southwest Securities based upon Southwest Securities' experience and expertise. Southwest Securities is a nationally recognized investment banking and advisory firm. As part of its investment banking business, Southwest Securities is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

Recommendation of the Board of Directors of FastChannel; Fast Channel's Reasons for the Merger

        The FastChannel Board of Directors unanimously voted to recommend to the holders of FastChannel preferred stock and common stock that the merger agreement be adopted and approved. In addition to the anticipated joint reasons described above, the FastChannel Board of Directors believes that the merger will be beneficial to FastChannel and its stockholders for the following additional reasons:

  •
  DG Systems products and larger customer base offer a significant opportunity to leverage sales of FastChannel's proprietary products;

  •
  FastChannel believes that the combination of DG Systems technology solutions with FastChannel's own proprietary technologies will produce more comprehensive high level solutions that can compete more effectively against other emerging technologies;

  •
  The Combined Company would have greater access to the capital markets than FastChannel would have as a relatively small, stand-alone company;

  •
  the research investment resources that will be available to the Combined Company should allow new technologies to be developed and commercialized more quickly;

  •
  FastChannel believes that the nature of DG Systems business model will provide a better opportunity for implementing FastChannel's long-term growth strategy as opposed to a combination with another company in the industry;

  •
  current industry, market and economic conditions, including the continuing trend of consolidation in the telecommunications industry and the importance of operational scale and geographic diversity in remaining competitive in the long term;

  •
  FastChannel's business, financial condition, results of operations, assets, management, competitive position, operating performance and prospects;

  •
  DG Systems' business, financial condition, results of operations, assets, management, competitive position, operating performance, trading performance and prospects, including its prospects if it were to continue as a separate company;

  •
  the financial condition of the Combined Company after the transaction, including its pro forma market capitalization, revenues, profits and earnings per share;

  •
  historical and projected financial information concerning the financial performance and operations of DG Systems and FastChannel; and

  •
  the ability of the Combined Company, due to its increased size, to attract and retain skilled personnel.

        In the course of deliberations, the FastChannel Board of Directors also considered a number of additional factors relevant to the merger, including:

  •
  based upon the anticipated synergies identified by both DG Systems and FastChannel management, it was deemed likely that by combining the revenues of the two companies, while eliminating duplicative and other redundant expenses, the Combined Company would be in a stronger financial position and therefore better able to compete in an increasingly competitive market;

  •
  given the fact that there has been no market for FastChannel securities in its eleven year history, the receipt in the merger of registered securities that must be eligible for quotation on the Nasdaq National Market as a condition to closing, was a favorable outcome for FastChannel stockholders;

  •
  that FastChannel stockholders will hold approximately 41% of the Combined Company following the merger, when FastChannel revenues are only expected to constitute between 30% and 32% of the Combined Company's revenues, was viewed as a positive outcome for FastChannel stockholders and supported the FastChannel directors belief that the merger consideration reflected the value of FastChannel's intellectual property which has yet to result in additional revenues;

  •
  based upon the historical stock price of DG Systems as well as the likelihood that the Combined Company can achieve significant synergies, that it was more likely, on balance, that the market price of the Combined Company would appreciate following the merger as opposed to declining;

  •
  the possibility of strategic alternatives to the merger for enhancing long-term shareholder value, including investigating strategic transactions with other companies;

  •
  the opportunity to obtain liquidity for FastChannel stockholders;

  •
  the ownership of the combined enterprise by DG Systems stockholders and FastChannel stockholders after the merger, including the ratio of equity ownership between the two companies;

  •
  the historical market price of DG Systems common stock and the potential for an increase or decrease in the market price of DG Systems common stock in the future;

  •
  the opinion of Revolution Partners to the effect that, as of the date of the opinion and based on and subject to the matters described in the opinion, the consideration to be received by FastChannel Stockholders in the merger is fair, from a financial point of view, to FastChannel and its stockholders;

  •
  the terms and conditions of the merger agreement, including the termination fees and the "fiduciary duty outs," the agreements contemplated by the merger agreement and the closing conditions;

  •
  the expected qualification of the merger as a reorganization under Section 368(a) of the Internal Revenue Code;

  •
  the likelihood that the merger can be completed without lengthy regulatory review;

  •
  the ability of the Combined Company to realize certain operating efficiencies as a result of the merger.

The FastChannel Board of Directors also identified and considered a number of potentially negative factors in its deliberations concerning the merger, including:

  •
  the risk that, despite the efforts of both companies after the merger, the Combined Company may lose key customers and personnel;

  •
  the difficulty of managing operations in the several different geographic locations in which FastChannel and DG Systems operate;

  •
  the risk of potential adverse effects of one-time charges expected to be incurred in connection with the costs of the merger and the subsequent integration of the companies;

  •
  the risk of the potential adverse effects on the Combined Company's results of operations of amortizing goodwill and other intangible assets that would be recorded in connection with the merger; and

  •
  the risk that the potential benefits of the merger might not be fully realized.

  •
  if the Combined Company loses one or more significant customers, either as a direct result of the merger or otherwise, the business and operating results of the Combined Company would be materially and adversely affected and the anticipated financial benefits of the merger would be less likely to be realized, if they can be recognized at all;

  •
  in order to achieve the anticipated synergies from the merger, the management of the Combined Company will need to consolidate several business offices in various geographic locations. In addition to the costs involved with this consolidation, this will involve a number of important strategic decisions and any mistakes in implementing the consolidation could adversely affect not only the business operations of the Combined Company, but also result in the loss of key employees and perhaps even customers, any of which could significantly impair the ability of the Combined Company to achieve the anticipated benefits of the merger;

  •
  the outstanding indebtedness of the Combined Company following the merger will be at least $33.6 million, even before additional cash expenses associated with the merger and anticipated restructuring charges, all of which will likely need to be financed as well. This indebtedness will require that the Combined Company devote much of its available cash flows to interest charges and the repayment of principal. In the event that interest rates continue to rise, these costs will only increase. The Combined Company's inability to make some or all of these payments could jeopardize its ability to continue operations in accordance with its business plans.

  •
  the merger will involve anticipated aggregate transactional costs of $2.5 million to $3.0 million, as well as an aggregate of $1.5 million to $2.0 million in anticipated integration costs. If these expenses are materially greater than expected, either individually or in the aggregate, the financial condition of the Combined Company would be materially and adversely affected which, in light of the significant indebtedness to be owed by the Combined Company following the merger, would likely negatively affect the market price of the Combined Company's common stock;

  •
  in addition to the actual cash expenses and costs associated with the merger and integration, there will be a number of non-cash charges resulting from the merger which will be reflected in the financial results of the Combined Company which could also negatively affect the market price of the Combined Company's common stock.

        The FastChannel Board of Directors determined that DG Systems and FastChannel could avoid or mitigate these and other risks, and that, overall, these risks were outweighed by the potential benefit of the merger.

        In view of the variety of factors, both positive and negative, considered by the FastChannel Board of Directors, the FastChannel Board of Directors did not find it practicable to, and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the FastChannel Board of Directors may have given different weight to different factors.

        The foregoing discussions of the information and factors consider by the FastChannel Board of Directors is not intended to be exhaustive, but it does include all material factors considered by the FastChannel Board. In the course of its deliberations, the FastChannel Board of Directors did not establish a range of values for FastChannel; however, based upon the factors outlined above and on the opinion of its financial advisor, the FastChannel Board of Directors determined that the merger is fair to, and in the best interests of, FastChannel and its stockholders.

Fairness Opinion of Financial Advisor to FastChannel

        The Special Committee of the board of directors of FastChannel retained Revolution Partners, LLC ("Revolution Partners") to provide it with financial advisory services and a financial fairness opinion in connection with the merger. FastChannel's board of directors selected Revolution Partners to act as its financial advisor based on Revolution Partners' qualifications, expertise and reputation and its knowledge of the business and affairs of FastChannel. On December 13, 2005, Revolution Partners delivered its oral opinion to FastChannel's board of directors, subsequently confirmed in writing, that as of December 14, 2005, based upon certain assumptions, qualifications, limitations and factors stated in its opinion, the consideration to be received by FastChannel stockholders in the merger is fair from a financial point of view to the stockholders of FastChannel. This opinion is based upon and subject to the various considerations set forth in the opinion.

        The full text of the written opinion of Revolution Partners, dated as of December 14, 2005, is attached as Appendix C to this joint proxy statement/prospectus and is incorporated into this joint proxy statement/prospectus by reference. The opinion sets forth, among other things, the assumptions made, procedures followed, matters considered and limitations on the scope of the review undertaken by Revolution Partners in rendering its opinion. FastChannel stockholders are encouraged to read the entire opinion carefully. Revolution Partners' opinion is directed to FastChannel's board of directors and addresses only the fairness from a financial point of view of the aggregate consideration to be received pursuant to the merger agreement by FastChannel stockholders as of the date of the opinion. It does not address any other aspects of the merger and does not constitute a recommendation to any stockholder of FastChannel as to how to vote at the FastChannel special meeting. The summary of the opinion of Revolution Partners set forth in this document is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Revolution Partners, among other things:

  •
  reviewed certain publicly available financial statements and other information of DG Systems;

  •
  reviewed certain internal financial statements and other financial and operating data concerning FastChannel and DG Systems prepared by the management of each of FastChannel and DG Systems, respectively;

  •
  reviewed certain financial projections prepared by the management of each of FastChannel and DG Systems, respectively;

  •
  discussed the past and current operations and financial condition and the prospects of FastChannel, including information relating to the strategic, financial and operational benefits anticipated from the merger, with senior executives of FastChannel;

  •
  discussed the past and current operations and financial condition and the prospects of DG Systems, including information relating to the strategic, financial and operational benefits anticipated from the merger, with senior executives of DG Systems;

  •
  reviewed the reported prices and trading activity for the DG Systems common stock;

  •
  compared the financial performance of FastChannel and DG Systems and the prices and trading activity of DG Systems common stock;

  •
  compared certain aspects of FastChannel's and DG System's financial performance with those of public companies Revolution Partners deemed comparable;

  •
  reviewed available financial and valuation information, public and private, of certain comparable merger transactions;

  •
  participated in discussions and negotiations among representatives of FastChannel and DG Systems and their financial and legal advisors;

  •
  reviewed the draft merger agreement dated December 13, 2005 furnished to Revolution Partners and certain related documents;

  •
  discussed with the management of DG Systems and FastChannel the strategic rationale for the Merger, including the existing and anticipated future relationship between DG Systems and FastChannel; and

  •
  considered such other factors and performed such other analyses as Revolution Partners deemed appropriate.

Revolution Partners assumed and relied upon without independent verification the accuracy and completeness of the information reviewed by it for the purposes of its opinion. With respect to financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the merger, Revolution Partners assumed that they were reasonably prepared on bases reflecting the best currently available estimates and judgments for future performance of FastChannel and DG Systems. Revolution Partners also relied upon, without independent verification, the assessment by the management of each of FastChannel and DG Systems of:

  •
  the strategic, financial and other benefits expected to result from the merger;

  •
  the timing and risks associated with the integration of FastChannel and DG Systems; and

  •
  the validity of, and risks associated with, FastChannel and DG Systems' existing independently as stand-alone companies and future technologies, services or business models.

        Revolution Partners did not make any independent valuation or appraisal of the assets or liabilities or technology of FastChannel, nor was it furnished with any such appraisals. Revolution Partners assumed that in connection with the receipt of all the necessary regulatory approvals for the proposed merger, no restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived from the merger. Revolution Partners was not asked to and did not consider the possible effects of any litigation or other legal claims. In addition, Revolution Partners assumed that the merger will be consummated in accordance with the terms set forth in the merger agreement, including, among other things, that the merger will be treated as a reorganization pursuant to the Internal Revenue Code of 1986. Revolution Partners' opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to it as of December 13, 2005. In arriving at its opinion, Revolution Partners was not authorized to solicit, and did not solicit, interest from any party with respect to the acquisition, business combination or other extraordinary transaction involving FastChannel.

        The possibility that DG Systems could be delisted was one of several potentially adverse events that Revolution Partners contemplated might occur pending the merger of the two companies. In a presentation delivered to the Special Committee on October 6th, 2005, Revolution Partners highlighted and explored several risks inherent in any business combination involving a company with the small market capitalization of DG Systems, a micro-cap. Other potential difficulties discussed included DG Systems' poor trading and operational performance, the difficulty in re-obtaining institutional research coverage and investor interest, the potential for delisting, and the difficult creditor situation faced by DG Systems.

        In its fairness opinion delivered to the FastChannel board of directors, Revolution Partners specifically cited as one of the several transactional risks the fact that FastChannel stockholders would be receiving shares of a stock that, although publicly registered, is thinly traded, has no institutional research following, and an extremely low institutional holding, each of which is an important consideration. DG Systems management and FastChannel management at the time believed that DG Systems stock would likely move up in value following the announcement of the merger. Revolution Partners did not support the thesis that there would be any meaningful upward stock movement on announcement, based upon the belief that investors would likely wait to see actual results confirming the expected benefits of the merger. DG Systems management also indicated that they intended to pursue a reverse stock split to remedy the potential delisting situation. The illiquidity of DG Systems stock, while certainly not desirable, was deemed to be preferable to the total lack of liquidity available to the holders of common and preferred stock of FastChannel as an privately held company.

        The following is a brief summary of the material financial analyses performed by Revolution Partners in connection with its oral opinion and the preparation of its written opinion letter dated December 14, 2005. To the extent that the financial analyses summarized below were based upon market prices, such market prices were as of December 12, 2005. Some of these summaries of financial analyses include information presented in tabular format. To fully understand the financial analyses used by Revolution Partners, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses.

        Additionally, Revolution Partners noted that FastChannel has various classes of preferred stock with corresponding liquidation preferences, and thus the consideration to be received by the holders of FastChannel preferred stock and holders of FastChannel common stock in the merger would be divided up between them according to liquidation preferences and reduction in those preferences subject to a shareholder agreement acceptable to a majority of the holders of FastChannel preferred stock. Revolution Partners was not asked to, and did not, evaluate the consideration to be received by any particular class of FastChannel securities, but rather, opined on the fairness of the aggregate consideration received by FastChannel stockholders.

        Public Company Comparables Analysis.    Based on public and other available information, Revolution Partners considered ratios of share price and market capitalization adjusted for debt and cash as appropriate to derive multiples on a company in a particular market segment. In order to perform this analysis, Revolution Partners compared financial information of FastChannel, including revenue and Earnings Before Interest, Taxes, Depreciation and Amortization (which we refer to as EBITDA) with publicly available information for selected companies in the media distribution and media intelligence subsectors. Revolution Partners examined financial data from four companies with market capitalizations less than $110 million: Point.360 and DG Systems in the media distribution segment and Digimarc, Onstream Media in the media intelligence segment. Revolution Partners also considered the financial data from one media intelligence company with a market capitalization greater than $1 billion, aQuantive.

        Using public and other available information Revolution Partners derived multiple ranges of enterprise value to 2005 calendar year revenue and to 2006 calendar year revenue. The resulting enterprise values for FastChannel by applying the derived multiples to the corresponding values were $15.2 million to $25.4 million. Revolution Partners also derived multiple ranges of enterprise value to 2005 EBITDA and enterprise value to 2006 EBITDA. The resulting enterprise values for FastChannel by applying these multiples to the corresponding values for FastChannel were not meaningful for 2005 and $33.1 million to $38.6 million for 2006.

        Revolution Partners noted that the enterprise value to be received by the stockholders of FastChannel in connection with the merger, $38.2 million based on the trailing 5-day average closing stock price of DG Systems' shares and the assumption of debt and transaction costs, is at the high end of the range indicated in this analysis.

        In evaluating such companies, Revolution Partners made numerous assumptions and subjective judgments. Mathematical analysis, such as relying strictly upon the average, median or range, in itself is not a meaningful method of using comparable company data.

        Comparable Transactions Analysis.    Based on public and other available information, Revolution Partners calculated enterprise value as a multiple of the last twelve months revenue, LTM Revenue, and for the next twelve months, NTM Revenue, for the following eight particularly comparable transactions involving media distribution and digital content that have been announced since June 1, 2004:

Target	Acquiror
PRN Corporation Fastclick AudioAudit Media DVX Digital Impact Mayhthenyi (Source TV) International Video Conversions AGT Broadcast	Thomson ValueClick Nielsen Media Research DG Systems infoUSA DG Systems Point.360 DG Systems

Using public and other available information, Revolution Partners calculated the Enterprise Value to LTM and NTM Revenue for each transaction as available and determined the median multiples for EV/LTM Revenue and EV/NTM Revenue were 1.5x and 1.2x respectively. Revolution Partners derived a range of implied Enterprise Values, by applying the body of transaction multiples, of between $25.0 million and $35.0 million. Revolution Partners noted that the enterprise value to be received by the stockholders of FastChannel is higher than the range indicated by this analysis.

        Discounted Cash Flow Analysis.    Revolution Partners performed a discounted cash flow analysis of the implied present value of FastChannel as of September 30, 2005, on a stand-alone basis based on FastChannel's management projections for the years 2005 through 2010. A terminal value representing the value of unlevered free cash flows beyond 2010 was determined applying a range of EBITDA multiples from 4.0x to 6.0x. Revolution Partners then discounted the unlevered free cash flows and range of terminal values based on a weighted average cost of capital of between 21.0% and 29.0% and applied a 25% private company illiquidity discount to determine the range of implied enterprise values. Revolution Partners estimated the net present value of FastChannel using a range of discount rates to future cash flows of between 21% to 29%. This range for FastChannel was determined through the use of a weighted-average cost of capital analysis using selected public companies that Revolution Partners deemed reasonably comparable to FastChannel. This annual discount rate was applied to projected unleveraged cash flows of FastChannel as well as its terminal value. The 25% illiquidity discount was based upon Revolution Partners' experience with the value impact of liquidity for the equity securities of public and private companies. This resulted in an implied enterprise valuation range for FastChannel of $30.8 million and $41.0 million. Revolution Partners noted that the enterprise value to be received by FastChannel stockholders in the transaction falls within the range indicated by this analysis.

        Contribution Analysis.    Based on public and other available information, Revolution Partners reviewed the estimated contribution of each of DG Systems and FastChannel to estimated total revenue and Earnings Before Interest, Taxes, Depreciation and Amortization for the twelve month periods ending December 31, 2005 and 2006. This analysis indicated that FastChannel will contribute 30% and 32% percent of Combined Company revenue in 2005 and 2006. Analysis of FastChannel's 2005 EBITDA is not meaningful. FastChannel is anticipated to contribute approximately 25% of 2006 Combined Company EBITDA. Revolution Partners noted that the implied percentage 2005 and 2006 revenue contribution and the implied 2006 EBITDA contribution for FastChannel in the Combined Company is less than the pro forma share ownership in the Combined Company by the stockholders of FastChannel based on the consideration of 52,062,712 DG shares provided for in the merger agreement. Revolution Partners also considered a range of dilution to FastChannel stockholders' ownership in the Combined Company based on the anticipated 2006 equity raise, and found that under reasonable scenarios, FastChannel shareholders will still hold a pro forma share ownership greater than the implied percentage based upon 2005 and 2006 revenue contribution and 2006 EBITDA contribution analyses.

        The preparation of a fairness opinion is a complex process that involves the application of subjective business judgment in determining the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, is not necessarily susceptible to partial consideration of the analyses or summary description. Revolution Partners believes that its analyses must be considered as a whole and that selecting portions of the analyses and of the factors considered, without considering all factors and analyses, could create an incomplete or misleading view of the processes underlying its opinion.

        In view of the wide variety of factors considered in connection with its evaluation of the fairness of the consideration to be paid from a financial point of view, Revolution Partners did not find it practicable to assign relative weights to the factors considered in reaching its opinion. No single company or transaction used in the above analyses as a comparison is identical to FastChannel or DG Systems or the proposed merger. In addition, Revolution Partners may have given various analyses more or less weight than other analyses, and may have deemed various assumptions more or less probable than other assumptions. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that this analysis was given greater weight than any other analysis. Accordingly, the ranges of valuations resulting from any particular analysis described above should not be taken to be the view of Revolution Partners with respect to the actual value of FastChannel. The analyses were prepared solely for purposes of Revolution Partners providing an opinion as to the fairness of the aggregate consideration to be received by the stockholders of FastChannel, from a financial point of view, and do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold, which are inherently subject to uncertainty.

        In connection with its analyses, Revolution Partners made, and was provided by FastChannel's management, numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond FastChannel's or DG System's control. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. Because these analyses are inherently subject to uncertainty, and are based upon numerous factors or events beyond the control of FastChannel, DG Systems, or their advisors, none of FastChannel, DG Systems, Revolution Partners, or any other person assumes any responsibility if future results or actual values are materially different from these forecasts or assumptions.

        As described above, Revolution Partners' opinion and presentation were among the many factors that the board of directors of FastChannel took into consideration in making its determination to approve, and to recommend that FastChannel's stockholders approve, the merger agreement and the merger. Consequently, the analyses as described above should not be viewed as determinative of the opinion of FastChannel's board of directors with respect to the merger or of whether FastChannel's board of directors would have been willing to agree to a different level of consideration.

        There were no specific factors which contradicted Revolution Partners' opinion at the time of its delivery. To the best of Revolution Partners' knowledge, this was the best available transaction and outcome for the stockholders of FastChannel at that given time.

        Revolution Partners is a boutique investment banking and advisory firm. Revolution Partners, as part of its investment banking and financial advisory business, is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, competitive biddings, private placements and valuations for corporate and other purposes.

        Pursuant to the terms of the aforementioned engagement letter, Revolution Partners provided financial advisory services and a financial fairness opinion in connection with the merger, and FastChannel agreed to pay Revolution Partners a customary financial advisory fee of $175,000, of which $50,000 is payable, contingent upon closing of the transaction. FastChannel has also agreed to reimburse Revolution Partners for its expenses incurred in performing its services. In addition, FastChannel has agreed to indemnify Revolution Partners and its affiliates, their respective directors, officers, agents and employees and each person, if any, controlling Revolution Partners or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, related to or arising out of Revolution Partners' engagement.

Interests of Executive Officers and Directors in the Merger

        Some members of the DG Systems and FastChannel boards of directors and some executive officers of DG Systems and FastChannel have interests in the merger that are in addition to the interests of the DG Systems and FastChannel stockholders generally. In considering the fairness of the merger to the stockholders of DG Systems and FastChannel, the boards of directors of both companies took these considerations into account. See "THE MERGER—Background of the Merger." You should be aware of these interests.

Standstill and Registration Rights Agreement

        As a condition to and inducement to FastChannel entering the merger agreement, Scott Ginsburg has entered into a Standstill and Registration Rights Agreement pursuant to which Mr. Ginsburg will, (i) subject to certain exceptions, agree to refrain from taking certain actions intended to effect a takeover of DG Systems for a period of one year following the merger and (ii) be granted certain registration rights with respect to sales of the DG Systems common stock held by him.

  Indemnification of DG Systems Officers and Directors

        For not less than six years from and after the completion of the merger, the Combined Company is required to indemnify and hold harmless all past and present directors, officers and employees of DG Systems to the same or greater as such persons are indemnified as of the date of the merger agreement by DG Systems pursuant to DG Systems' Certificate of Incorporation, DG Systems' Bylaws and indemnification agreements, if any, in existence on the date of the merger agreement, for acts or omissions occurring at or prior to the merger; provided, however, that DG Systems is required to indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated thereby.

        In addition, for not less than six years after completion of the merger, the Combined Company must provide to DG Systems' current directors and officers an insurance and indemnification policy that provides coverage for claims arising from facts or events that occurred on or before the merger, including, without limitation, the transactions contemplated by the merger agreement that is no less favorable than DG Systems' existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

  Employment Agreement with Scott Ginsburg

        Immediately following the merger, Scott K. Ginsburg will be employed as the Chief Executive Officer of the Combined Company. The Combined Company will enter into an employment agreement with Scott Ginsburg that provides for a term of two years and such other terms as are determined by the board of directors of the Combined Company and its compensation committee. No compensation is dependent upon the approval of the merger.

  Employment Agreement with Omar Choucair

        Immediately following the merger, Omar A. Choucair will be employed as the Chief Financial Officer of the Combined Company. The employment of Omar Choucair as the Chief Financial Officer will be governed by an amendment to his current employment agreement on such terms as determined by the board of directors of the Combined Company and its compensation committee. No compensation is dependent upon the approval of the merger.

        See "Employment Contracts and Change of Control Agreements" for additional details of the current employment agreement.

  Indemnification of FastChannel Officers and Directors

        For not less than six years from and after the completion of the merger, the Combined Company is required to indemnify and hold harmless all past and present directors, officers and employees of FastChannel to the same or greater as such persons are indemnified as of the date of the merger agreement by FastChannel pursuant to FastChannel's Certificate of Incorporation, FastChannel's Bylaws and indemnification agreements, if any, in existence on the date of the merger agreement, for acts or omissions occurring at or prior to the merger; provided, however, that FastChannel is required to indemnify and hold harmless such persons to the fullest extent permitted by law for acts or omissions occurring in connection with the approval of the merger agreement and the consummation of the transactions contemplated thereby.

        In addition, for not less than six years after completion of the merger, the Combined Company must provide to FastChannel's current directors and officers an insurance and indemnification policy that provides coverage for claims arising from facts or events that occurred on or before the merger, including, without limitation, the transactions contemplated by the merger agreement that is no less favorable than FastChannel's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage.

  Consulting Agreement with John Roland

        Immediately following the merger, John Roland will serve as a consultant to the Combined Company. The consulting relationship of John Roland will be governed by a consulting agreement that provides for a term through December 31, 2006, with compensation equal to his current compensation rate, plus a payment of $60,000 if he serves as a consultant through December 31, 2006. The compensation payable to Mr. Roland pursuant to his consulting agreement is dependent upon the approval of the merger.

Directors and Executive Officers of the Combined Company Following the Merger

        Following the merger, the directors of the Combined Company will be nominated as follows: (a) two persons designated by FastChannel; (b) two persons designated by DG Systems, one of whom shall be Scott Ginsburg who shall serve as the Chairman of the board of directors; and (c) three persons designated by mutual agreement of FastChannel and DG Systems.

        In addition, immediately following the merger, the Combined Company will take action to appoint the following persons as officers: (a) Scott Ginsburg as Chief Executive Officer and; (b) Omar Choucair as the Chief Financial Officer. The Combined Company will enter into an employment agreement with Mr. Ginsburg as the Chief Executive Officer with a two year term and such other terms as the board of directors and its compensation committee determine appropriate. The employment of Mr. Choucair as the Chief Financial Officer of the Combined Company will be governed by an amendment to his current employment agreement with DG Systems on such terms as shall be determined by the board of directors of the Combined Company and its compensation committee.

Certain Fees Associated with the Merger

        DG Systems has agreed to pay Southwest Securities for its financial advisory services and delivery of its fairness opinion an aggregate fee equal to $200,000, plus normal reimbursement of expenses. FastChannel has agreed to pay Revolution Partners for its financial advisory services and delivery of its fairness opinion an aggregate fee equal to $175,000, plus reimbursement of expenses incurred in performing its services. In addition, FastChannel may be required to also pay CIBC for its consulting and financial advisory services to FastChannel management an aggregate fee of up to $750,000, plus reimbursement of expenses incurred in performing its services.

Accounting Treatment

        The merger will be accounted for using the purchase method of accounting. The merger will be accounted for as a purchase by DG Systems under accounting principles generally accepted in the United States of America. Under the purchase method of accounting, the assets and liabilities of FastChannel will be recorded, as of completion of the merger, at their respective fair values and added to those of DG Systems. Reported financial condition and results of operations of DG Systems issued after completion of the merger will reflect FastChannel's balances and results after completion of the merger, but will not be restated retroactively to reflect the historical financial position or results of operations of FastChannel. Following the completion of the merger, the earnings of the Combined Company will reflect purchase accounting adjustments, including increased depreciation and amortization expense for acquired tangible and intangible assets. The excess of purchase price over the fair value of the identifiable tangible assets acquired and liabilities assumed will be recorded as goodwill and other intangibles. The other intangibles will be amortized on a straight-line basis over periods ranging from 4 to 20 years. The results of operations of the Combined Company will not include FastChannel's results prior to the merger. See "COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL STATEMENTS."

Material United States Federal Income Tax Consequences of the Merger

General

        The following discussion describes the material United States federal income tax consequences of the merger to DG Systems, FastChannel, DG Systems' stockholders and to United States holders (as defined below) of FastChannel's stock who hold their stock as a capital asset within the meaning of section 1221 of the Code (generally property held for investment).

        For purposes of this discussion, a United States holder means:

  •
  a citizen or resident of the United States;

  •
  a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or in the District of Columbia;

  •
  a trust, the substantial decisions of which are controlled by one or more United States persons and which is subject to the primary supervision of a United States court, or a trust that validly has elected under applicable Treasury Regulations to be treated as a United States person for United States federal income tax purposes; or

  •
  an estate that is subject to U.S. federal income tax on its income regardless of its source.

        This discussion does not address all of the United States federal income tax consequences that may be relevant to particular stockholders in light of their individual circumstances, and does not address the tax consequences arising under the laws of any state, local or foreign jurisdiction. In addition, this discussion does not consider any specific facts or circumstances that may be relevant to a stockholder subject to special rules under United States federal income, including without limitation:

  •
  banks, trusts and other financial institutions;

  •
  tax-exempt organizations;

  •
  insurance companies;

  •
  dealers in securities or foreign currencies;

  •
  mutual funds, regulated investment companies or real estate investment trusts;

  •
  traders in securities that elect to use a mark-to-market method of accounting;

  •
  holders that are not United States holders (as defined below)

  •
  holders whose functional currency is not the U.S. dollar;

  •
  partnerships or other entities treated as partnerships for United States federal income tax purposes;

  •
  holders who hold shares as part of a hedge, straddle or other risk reduction, constructive sale or conversion transaction; and

  •
  holders who acquired their shares upon the exercise of employee stock options or otherwise as compensation or through a tax-qualified retirement plan.

        If a partnership or other entity treated as a partnership for United States federal income tax purposes holds shares of FastChannel stock, the tax treatment of a partner generally will depend on the status of the partner and on the activities of the partnership. Partners of partnerships holding FastChannel stock should consult their tax advisors about the tax consequences of the merger to them.

        No information is provided in this document or the tax opinions referred to in the following paragraphs with respect to the tax consequences, if any, of the merger under applicable foreign, state, local and other tax laws. This discussion is based, and the tax opinions referred to in the following paragraphs will be based, upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable Treasury Regulations, IRS rulings and judicial decisions, as in effect as of the date of this document or the date of the tax opinions, as the case may be. There can be no assurance that future legislative, administrative or judicial changes or interpretations, which changes could apply retroactively, will not affect the accuracy of this discussion or the statements or conclusions set forth in the tax opinions referred to in the following paragraphs. No rulings have been or will be sought from the IRS concerning the tax consequences of the merger, and none of the tax opinions of counsel to be received in connection with the merger will be binding on the IRS. As such, there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the merger described in this discussion or the tax opinions of counsel or that any such contrary position would not be sustained. The tax opinions referred to in the following paragraphs rely on facts, assumptions and representations of factual statements and covenants contained in officer's certificates of DG Systems, FastChannel and Merger Sub. In addition, the opinions set forth below assume the absence of changes in facts or in law between the date of this joint proxy statement/prospectus and the effective time of the merger.

        Tax matters are very complicated, and the tax consequences of the merger to FastChannel stockholders will depend on such stockholder's particular tax situation. Each stockholder of FastChannel is encouraged to consult its own tax advisor as to the particular tax consequences to it of the merger, including the applicability and effect of any state, local, foreign or other tax laws, and of changes in applicable tax laws.

Tax Treatment of FastChannel Stockholders and FastChannel

        The merger is intended to qualify as a reorganization under Section 368(a) of the Internal Revenue Code. Subject to the limitations and qualifications set forth in this section "Material United States Federal Income Tax Consequences of the Merger" and in the opinion filed as Exhibit 8.1 to the registration statement of which this joint proxy statement/prospectus is part, it is the opinion of Nutter, McClennen & Fish that:

  •
  Under Section 354 of the Code, a holder of FastChannel stock who receives DG Systems common stock in the merger will not recognize gain or loss, except for gain or loss resulting from cash that the FastChannel stockholder receives in lieu of a fractional share of DG Systems common stock;

  •
  A holder of FastChannel stock who receives cash in lieu of a fractional share of DG Systems common stock in the merger will be treated under Section 356 of the Code as receiving such cash in exchange for such fractional share interest, and generally will recognize gain or loss in an amount equal to the difference between the cash received and the portion of the tax basis of the FastChannel stock allocable to the fractional share interest. Such gain or loss will be capital gain or loss and generally will be long term capital gain or loss if the FastChannel stock has been held for more than one year at the effective time of the merger;

  •
  Pursuant to Section 358 of the Code, a holder of FastChannel stock will have an aggregate tax basis in the shares of DG Systems common stock received in the merger equal to (i) the stockholder's aggregate tax basis in the shares of FastChannel surrendered in the merger, reduced by (ii) any tax basis in such FastChannel stock that is allocable to a fraction of a share of DG Systems common stock for which cash is received;

  •
  Pursuant to Section 1223 of the Code, the holding period for the DG Systems common stock received by a holder of FastChannel stock in the merger will include the holding period for the FastChannel stock surrendered in exchange therefor; and

  •
  Pursuant to Section 1032 of the Code, FastChannel will not recognize any gain or loss as a result of the merger.

        Each holder of FastChannel stock receiving DG Systems common stock as a result of the merger will be required to retain certain records and file with its federal income tax return a statement setting forth certain facts relating to the merger.

        Holders of FastChannel stock may be entitled to appraisal rights in connection with the merger. If a holder of FastChannel stock receives cash pursuant to the exercise of appraisal rights, such holder generally will recognize gain or loss, measured by the difference between the amount received (other than any amount relating to interest, if any, which will be taxable as ordinary income) and such holder's tax basis in such FastChannel stock. A holder of FastChannel stock who exercises appraisal rights is urged to consult its, his or her own tax advisor.

Backup Withholding

        A FastChannel stockholder may be subject to "backup withholding" for United States federal income tax purposes on any cash received in the merger in lieu of a fractional share of DG Systems common stock, unless certain requirements are met. Payments will not be subject to backup withholding if the stockholder (1) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (2) provides DG Systems or the third-party paying agent, as appropriate, with the holder's correct taxpayer identification number and completes a form in which the holder certifies that the holder is not subject to backup withholding. The taxpayer identification number of an individual is his or her Social Security number. Any amount paid as backup withholding will be credited against the holder's U.S. federal income liability provided the holder furnishes the required information to the IRS.

Tax Treatment of DG Systems, Merger Sub and DG System Stockholders

        Subject to the limitations and qualifications set forth in this section "Material United States Federal Income Tax Consequences of the Merger" and in the opinion filed as Exhibit 8.2 to the registration statement of which this joint proxy statement/prospectus is part, it is the opinion of Latham & Watkins that:

  •
  Neither DG Systems nor Merger Sub will recognize any gain or loss as a result of the consummation of merger; and

  •
  The stockholders of DG Systems will not recognize any gain or loss as a result of the consummation of merger.

Dissenters' Rights

        Under Delaware law, FastChannel stockholders have the right to dissent from the merger and to receive payment in cash for the fair value of their FastChannel stock, as determined by the Court of Chancery of the State of Delaware. FastChannel stockholders electing to exercise appraisal rights must comply with the provisions of Section 262 of the Delaware General Corporation Law in order to perfect their rights. Delaware law requires strict compliance with the statutory procedures. A copy of Section 262 is attached to this proxy statement/prospectus as Appendix D, and you should read it carefully.

        The following is a brief summary of the material provisions of the Delaware statutory procedures required to be followed by a stockholder in order to dissent from the merger and perfect the stockholder's appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to Section 262 of the Delaware General Corporation Law. If you wish to consider exercising your appraisal rights, you should carefully review the text of Section 262 contained in Appendix D because failure to timely and properly comply with the requirements of Section 262 will result in the loss of your appraisal rights under Delaware law.

        Section 262 requires that stockholders be notified not less than 20 days before the special meeting to vote on the merger that dissenters' appraisal rights will be available. A copy of Section 262 must be included with such notice. This joint proxy statement/prospectus constitutes FastChannel's notice to its stockholders of the availability of appraisal rights in connection with the merger in compliance with the requirements of Section 262.

        If you elect to demand appraisal of your shares, you must satisfy each of the following conditions:

  (1)
  You must deliver to FastChannel a written demand for appraisal of your shares before the vote is taken on the merger agreement at the special meeting. This written demand for appraisal must be in addition to and separate from any proxy or vote abstaining from or voting against the merger. A demand will be sufficient if it reasonably informs FastChannel of the identity of the stockholder and that the stockholder intends to demand the appraisal of his, her or its shares. Voting against or failing to vote for the merger itself does not constitute a demand for appraisal under Section 262.

  (2)
  You must not vote in favor of the merger. A vote in favor of the merger, by proxy, or in person, will constitute a waiver of your appraisal rights in respect of the shares so voted and will nullify any previously filed written demands for appraisal.

        If you fail to comply with either of these conditions, and the merger is completed, you will be entitled to receive the shares of DG Systems common stock and cash payment for your shares of FastChannel common stock as provided for in the merger agreement, but will have no appraisal rights with respect to your shares of FastChannel common stock.

        All demands for appraisal should be delivered before the vote on the merger is taken at the special meeting to the following address: FastChannel, 250 First Avenue, Suite 201, Needham, Massachusetts 02494, Attention: General Counsel, and should be executed by, or on behalf of, the record holder of the shares of FastChannel common stock. The demand must reasonably inform FastChannel of the identity of the stockholder and the intention of the stockholder to demand appraisal of his, her or its shares.

        To be effective, a demand for appraisal by a holder of FastChannel common stock must be made by, or in the name of, such record stockholder, fully and correctly, as the stockholder's name appears on the stock certificate(s) and cannot be made by the beneficial owner if he, she or it does not also hold the shares of record. The beneficial holder must, in such cases, have the record owner submit the required demand in respect of such shares. In addition, the demand must state that the holder intends to demand the appraisal of his, her or its shares.

        If shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of a demand for appraisal should be made in such capacity; and if the shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand should be executed by or for all joint owners. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, he or she is acting as agent for the record owner. A record owner, such as a broker, who holds shares as a nominee for others, may exercise his, her or its right of appraisal with respect to the shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In such case, the written demand should state the number of shares as to which appraisal is sought. Where no number of shares is expressly mentioned, the demand will be presumed to cover all shares held in the name of such record owner.

        If you hold your shares of FastChannel common stock in a brokerage or bank account or in other nominee form and you wish to exercise appraisal rights, you should consult with your broker or bank or such other nominee to determine the appropriate procedures for the making of a demand for appraisal by such nominee.

        Within 10 days after completion of the merger, the surviving entity must give written notice of the date the merger was completed to each FastChannel stockholder who has properly filed a written demand for appraisal and who did not vote in favor of the merger. Within 120 days after completion of the merger, either the surviving entity or any stockholder who has complied with the requirements of Section 262 may file a petition in the Delaware Court of Chancery demanding a determination of the fair value of the shares held by all stockholders entitled to appraisal. The surviving entity has no obligation to file such a petition in the event there are dissenting stockholders. Accordingly, the failure of a stockholder to file such a petition within the period specified could nullify such stockholder's previous written demand for appraisal. Upon the filing of any such petition by a FastChannel stockholder, service of a copy thereof will be made upon the Combined Company.

        At any time within 60 days after completion of the merger, any stockholder who has demanded an appraisal has the right to withdraw the demand and to accept the shares of DG Systems common stock and cash payment specified by the merger agreement for his or her shares of FastChannel common stock. Any attempt to withdraw an appraisal demand more than 60 days after completion of the merger will require the written approval of the surviving entity. Within 120 days after completion of the merger, any stockholder who has complied with Section 262 will be entitled, upon written request, to receive a statement setting forth the aggregate number of shares of FastChannel common stock with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. If a petition for appraisal is duly filed by a stockholder and a copy of the petition is delivered to the surviving entity, the surviving entity will then be obligated within 20 days after receiving service of a copy of the petition to provide the Chancery Court with a duly verified list containing the names and addresses of all stockholders who have demanded an appraisal of their shares. After notice to dissenting stockholders, the Chancery Court is empowered to conduct a hearing upon the petition, to determine those stockholders who have complied with Section 262 and who have become entitled to the appraisal rights provided thereby. The Chancery Court may require the stockholders who have demanded payment for their shares to submit their stock certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Chancery Court may dismiss the proceedings as to such stockholder.

        After determination of the stockholders entitled to appraisal of their shares of FastChannel common stock, the Chancery Court will appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid. When the value is determined the Chancery Court will direct the payment of such value by the Combined Company, with interest thereon accrued during the pendency of the proceeding, if the Chancery Court so determines, to the stockholders entitled to receive the same, upon surrender by such holders of the certificates representing such shares.

        In determining fair value, the Chancery Court is required to take into account all relevant factors. You should be aware that the fair value of your shares as determined under Section 262 could be more than, the same as, or less than the value that you are entitled to receive pursuant to the merger agreement.

        Costs of the appraisal proceeding may be imposed upon the surviving entity and the stockholders participating in the appraisal proceeding by the Chancery Court as the Chancery Court deems equitable in the circumstances. Upon the application of a stockholder, the Chancery Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys' fees and the fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Any stockholder who had demanded appraisal rights will not, after completion of the merger, be entitled to vote shares subject to such demand for any purpose or to receive payments of dividends or any other distribution with respect to such shares (other than with respect to payment as of a record date prior to completion of the merger); however, if no petition for appraisal is filed within 120 days after completion of the merger, or if such stockholder delivers a written withdrawal of his or her demand for appraisal and an acceptance of the merger within 60 days after completion of the merger, then the right of such stockholder to appraisal will cease and such stockholder will be entitled to receive the shares of DG Systems common stock and cash payment for shares of his or her FastChannel common stock pursuant to the merger agreement. Any withdrawal of a demand for appraisal made more than 60 days after completion of the merger may only be made with the written approval of the surviving entity and must, to be effective, be made within 120 days after completion of the merger.

        In view of the complexity of Section 262, FastChannel stockholders who may wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

        Failure to take any required step in connection with exercising appraisal rights may result in the termination or waiver of such rights.

Regulatory Approvals

        Neither DG Systems nor FastChannel is required to make filings or to obtain approvals or clearances from any antitrust regulatory authorities in the United States or other countries to consummate the merger. DG Systems must comply with applicable federal and state securities laws and the rules and regulations of the Nasdaq National Market in connection with the issuance of shares of DG Systems common stock in the merger and the filing of this joint proxy statement/prospectus with the SEC.

Resales of DG Systems Common Stock Issued in Connection with the Merger; Affiliate Agreements

        This registration statement of which this joint proxy statement/prospectus is a part does not cover any resales of the DG Systems common stock to be received by the stockholders of FastChannel upon completion of the merger, and no person is authorized to make any use of this joint proxy statement/prospectus in connection with any such resale.

        Subject to lock-up agreements entered into by certain Fast Channel stockholders, all shares of DG Systems common stock received by FastChannel stockholders in the merger will be freely transferable, except that shares of DG Systems common stock received by persons who are deemed to be "affiliates" of FastChannel under the Securities Act of 1933, as amended, at the time of the FastChannel special meeting may be resold by them only in transactions permitted by Rule 145 under the Securities Act or as otherwise permitted under the Securities Act.

        Following the merger, approximately 41,002,899 shares will be held by persons who will be deemed to be affiliates of the Combined Company. As permitted by Rule 144 under the Securities Act, each such affiliate will be permitted to sell, within any three month period, the greater of one percent of the issued and outstanding shares of common stock of the Combined Company (approximately 1,262,000 shares following the merger) or the average weekly reported volume of trading in the common stock during the preceding four calendar weeks.

        Any affiliate of FastChannel who is not an affiliate of the Combined Company will be free of the foregoing resale limitations one year following the merger. Any stockholder who has not been an affiliate of the Combined Company for three months will be free of the foregoing resale limitations two years following the merger.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

        Under the terms of the merger agreement, the holders of FastChannel common and preferred stock will receive up to 52,062,712 shares of DG Systems common stock and as a result, after the merger, holders of FastChannel common and preferred stock immediately prior to the merger will own approximately 41% of the Combined Company and the holders of DG Systems common stock immediately prior to the merger will collectively own approximately 59% of the Combined Company.

        DG Systems will be the parent of FastChannel, and will be the surviving registrant in the merger. On the date of the merger, the assets and liabilities of FastChannel will be recorded at their estimated fair values.

        The Combined Company unaudited pro forma condensed consolidated financial statements give effect to the merger and the Media DVX acquisition as if the transactions had occurred on December 31, 2005 for purposes of the Combined Company unaudited pro forma condensed consolidated balance sheet, and on January 1, 2005 for purposes of the Combined Company unaudited pro forma condensed consolidated statements of operations for the year ended December 31, 2005.

        The Combined Company unaudited pro forma condensed consolidated balance sheet and statements of operations do not purport to represent what the financial position or results of operations actually would have been if the merger and the Media DVX acquisition had occurred as of such dates, or what such results will be for any future periods.

        The Combined Company unaudited pro forma condensed consolidated financial statements are derived from the audited historical financial statements of DG Systems, FastChannel, and Media DVX and the assumptions and adjustments described in the accompanying notes. The pro forma adjustments are based on preliminary estimates and assumptions that DG Systems believes are reasonable under the circumstances. The preliminary allocation of the estimated purchase price to the assets and liabilities of FastChannel reflects the assumption that assets and liabilities are carried at historical amounts which approximate fair market values except for certain purchased intangible assets which have been included at their estimated fair values. The actual allocation of the purchase price may differ from that reflected in the Combined Company unaudited pro forma condensed consolidated financial statements after a more extensive review of the fair value of the assets and liabilities is completed. The Combined Company unaudited pro forma financial information should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems, FastChannel, and Media DVX appearing elsewhere in the joint proxy statement/prospectus. The Combined Company unaudited pro forma condensed consolidated financial statements do not reflect any cost savings, restructuring charges or other economic efficiencies nor debt refinancing which may result from the merger.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2005

	Historical DG Systems	Historical FastChannel	Pro Forma Adjustments		Pro Forma Combined
Cash	$1,886,074	$1,262,450	—		$3,148,524
Accounts receivable, net	10,719,669	4,835,626	—		15,555,295
Inventory	1,548,080	210,253	—		1,758,333
Deferred income taxes	828,693	—	—		828,693
Other current assets	933,243	884,485	—		1,817,728

Total current assets	15,915,759	7,192,814	—		23,108,573
Property and equipment, net	11,641,446	8,428,771	—		20,070,217
Long term investments	4,757,818	—	—		4,757,818
Goodwill	45,146,530	7,033,113	10,649,158	(2)	62,828,801
Deferred income taxes	17,370,458	—	—		17,370,458
Intangible and other assets, net	19,500,028	3,229,322	5,000,000	(2)	27,729,350

Total assets	$114,332,039	$25,884,020	$15,649,158		$155,865,217

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable and accrued liabilities	$8,405,488	$4,229,992	—		$12,635,480
Deferred revenue	1,187,466	672,929	—		1,860,395
Current portion of long-term debt and capital leases	3,698,650	8,717,560	—		12,416,210

Total current liabilities	13,291,604	13,620,481	—		26,912,085
Long-term debt and capital leases	20,833,561	331,370	—		21,164,931
Other long-term liabilities	—	508,717			508,717
Deferred income taxes	—	—	—		—

Total liabilities	34,125,165	14,460,568	—		48,585,733
Redeemable convertible preferred stock	—	39,929,582	(39,929,582)	(3)	—
Shareholders' equity:
Common stock	74,883	87,254	(35,191)	(1),(3)	126,946
Additional paid-in capital	271,253,402	10,300,105	16,720,442	(1),(3)	298,273,949
Accumulated deficit	(190,268,006)	(38,893,489)	38,893,489	(3)	(190,268,006)
Treasury stock, at cost	(853,405)	—	—		(853,405)

Total shareholders' equity	80,206,874	(28,506,130)	55,578,740		107,279,484

Total liabilities, redeemable preferred stock, and shareholders' equity	$114,332,039	$25,884,020	$15,649,158		$155,865,217

Pro Forma Adjustments

(1)
Records the purchase price of $27,072,610, (52,062,712 shares at $0.52 per share.)

(2)
Eliminates historical FastChannel goodwill and allocates the purchase price as follows:

Tangible net assets	$2,111,973
Customer Contracts and Related Relationships	5,000,000
Capitalized software and other technology	2,278,366
Goodwill	17,682,271

$27,072,610
(3)
Eliminates historical FastChannel equity in consolidation.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2005

		Pro forma results for other recently completed acquisition
	Historical DG Systems			Historical FastChannel	Pro Forma Adjustments		Pro Forma Combined
		MDX	Subtotal
Revenues:	$58,351,989	$631,534	$58,983,523	$24,738,059	—		$83,721,582
Costs and expenses:
Cost of revenues	35,342,740	433,595	35,776,335	14,273,741	—		50,050,076
Sales and marketing	4,317,911	287,799	4,605,710	4,691,351	—		9,297,061
Research and development	1,665,096	275,625	1,940,721	5,512,077	—		7,452,798
General and administrative	7,587,773	312,888	7,900,661	7,159,192	—		15,059,853
Restructuring charges	433,844	—	433,844	—	—		433,844
Impairment charges	655,000	—	655,000	—	—		655,000
Depreciation and amortization	6,644,971	814,085	7,459,056	2,336,180	1,011,667	(1)	10,806,903

Total costs and expenses	56,647,335	2,123,991	58,771,326	33,972,541	1,011,667		93,755,534

Income (loss) from operations	1,704,654	(1,492,457)	212,197	(9,234,482)	(1,011,667)		(10,033,952)
Other (income) expense:
Interest income and other (income) expense, net	—	—	—	(107,327)	—		(107,327)
Interest expense	2,989,940	—	2,989,940	738,175	112,667	(2)	3,840,782

Total other (income) expense	2,989,940	—	2,989,940	630,848	112,667		3,733,455

Net loss before provision income taxes	(1,285,286)	(1,492,457)	(2,777,743)	(9,865,330)	(1,124,334)		(13,767,407)
Benefit for income taxes	(195,045)	—	(195,045)	—	—	(3)	(195,045)

Net loss	$(1,090,241)	$(1,492,457)	$(2,582,698)	$(9,865,330)	$(1,124,334)		$(13,572,362)

Basic net income per common share	($0.01)		($0.04)				($0.11)
Diluted net income per common share	($0.01)		($0.04)				($0.11)
Basic weighted average common shares outstanding	73,779,000		73,779,000		52,637,479		126,416,479
Diluted weighted average common shares outstanding	73,779,000		73,779,000		52,637,479		126,416,479

Pro Forma Adjustments

(1)	-	Records additional amortization expense related to purchased intangibles to reflect a purchase date of January 1, 2005.
(2)	-	Reflects additional interest expense from debt issued in other recently completed acquisition.
(3)	-	Reflects DG Systems' year to date tax expense without benefitting additional acquired losses until the Combined Company's tax position can be completely assessed.

THE MERGER AGREEMENT

        The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Appendix A to this joint proxy statement/prospectus. All shareholders of DG Systems and FastChannel are urged to read the merger agreement carefully and in its entirety.

Explanatory Note Regarding Summary of Merger Agreement and Representations and Warranties in the Merger Agreement

        The summary of the terms of the merger agreement is intended to provide information about the material terms of the merger. The terms of the merger agreement (such as the representations and warranties) govern the contractual rights and relationships, and allocate risks, between the parties in relation to the merger. In particular, the representations and warranties reflect negotiations between the parties to the merger agreement and, in certain cases, merely represent risk allocation decisions between the parties and may not be statements of fact. As such, the representations and warranties are solely for the benefit of the parties to the merger agreement and may be limited or modified by a variety of factors, including: subsequent events, information included in public filings, disclosures made during negotiations, correspondence between the parties and disclosure schedules to the merger agreement. Accordingly, the representations and warranties may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact.

General

        Under the merger agreement, Merger Sub will merge with and into FastChannel with FastChannel continuing as the surviving corporation and a wholly owned subsidiary of DG Systems.

The Merger

        The percentages of the Combined Company to be owned by the FastChannel and DG Systems stockholders were determined as a result of the negotiations described under "THE MERGER—Background of the Merger." The allocation of the approximately 52.0 million shares of DG Systems common stock to be issued in connection with the merger was determined by its Board of Directors based upon a share allocation plan prepared by Ms. Lisa Gallagher, currently the Chair of the Board of Directors. Under the allocation plan, which must be approved by the FastChannel stockholders at the Special Meeting, the holders of Series F, Series E-1 and Series C-1 preferred stock will waive their right to receive approximately 15,000,000 shares of DG common stock, which will then be allocated among the holders of the Series D-1, Series B-1 and Series A-1 preferred stock, as well as the holders of common stock and options and warrants to acquire common stock.

        Except for dissenting shares, at the effective time of the merger: (a) each share of Series A-1 Preferred Stock, par value $.01 per share, of the FastChannel issued and outstanding will be converted into the right to receive 1.2275 shares of DG Systems common stock; (b) each share of Series B-1 Preferred Stock, par value $.01 per share, of FastChannel issued and outstanding at the effective time of the merger will be converted into the right to receive 1.3093 shares of DG Systems' common stock; (c) each share of Series C-1 Preferred Stock, par value $.01 per share, of FastChannel issued and outstanding at the effective time of the merger will be converted into the right to receive 1.9520 shares of DG Systems' common stock; (d) each share of Series D-1 Preferred Stock, par value $.01 per share, of FastChannel issued and outstanding at the effective time of the merger will be converted into the right to receive 1.4975 shares of DG Systems' common stock; (e) each share of Series E-1 Preferred Stock, par value $.01 per share, of FastChannel issued and outstanding at the effective time of the merger will be converted into the right to receive 1.4272 shares of DG Systems' common stock; (f) each share of Series F Preferred Stock, par value $.01 per share, of FastChannel issued and outstanding at the effective time of the merger shall be converted into the right to receive 1.1459 shares of DG

Systems' common stock; and (g) each share of common stock, par value $.01 per share, of FastChannel issued and outstanding immediately prior to the effective time of the merger (excluding any shares of Common Stock held in the treasury of the Company), shall be converted into the right to receive the number of shares of DG Systems' common stock obtained by (A) subtracting (i) the aggregate number of shares (subject to adjustment) of DG Systems' common stock issuable to holders of FastChannel preferred stock from (ii) 52,062,712 divided by (B) the number of shares of FastChannel common stock outstanding immediately prior to the merger. If none of the then exercisable FastChannel derivative securities are exercised, each share of FastChannel common stock outstanding immediately prior to the merger will be converted into the right to receive approximately 0.83 shares of DG Systems common stock. If 50% of the then-exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately 0.69 shares of DG Systems common stock. If all of the then exercisable FastChannel derivative securities are exercised, each such share of FastChannel common stock will be converted into the right to receive approximately .59 shares of DG Systems common stock.

        Because the value of DG Systems common stock to be issued in the merger will not be known until the time of the merger, whether the holders of then-exercisable FastChannel derivative securities will choose to exercise them in order to receive DG Systems common stock in the merger will not be knowable until immediately prior to the merger. At the time the FastChannel stockholders vote, they will not know the number of shares of DG Systems common stock that they will receive in the merger until the time of the merger.

        The total number of shares of DG Systems' common stock into which the FastChannel common and preferred stock will be converted in the merger will not exceed 52,062,712 shares. The number of shares of DG Systems common stock issued upon the conversion of each share of FastChannel preferred and common stock will be adjusted to reflect any change in the number or class of outstanding shares of DG Systems common stock that occurs prior to the merger by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

        No fractional shares of DG Systems common stock will be issued as a result of the merger. Instead, FastChannel stockholders will receive cash in lieu of the issuance of any fractional shares. As promptly as practicable following the closing of the merger, DG Systems' exchange agent will determine the difference between (a) the number of full shares of DG Systems' common stock delivered and (b) the aggregate number of full shares of DG Systems' common stock to be distributed to the FastChannel stockholders pursuant to the merger agreement.

        The exchange agent, as agent for such holders, shall sell the excess shares at then prevailing prices on the Nasdaq. The exchange agent will determine the portion of such net proceeds to which each holder of FastChannel stock is entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such FastChannel stockholder is entitled (after taking into account all shares of DG Systems' common stock to be issued to such holder) and the denominator of which is the aggregate amount of fractional share interests to which all FastChannel stockholders are entitled. DG Systems will pay all commissions, transfer taxes and other out-of-pocket transaction costs of the exchange agent incurred in connection with such sale or sales of the excess shares. In addition, DG Systems will pay the exchange agent's compensation and expenses in connection with such sale or sales.

        All shares of FastChannel common and preferred stock that are converted will be canceled and retired. Each certificate previously representing any such shares of FastChannel stock outstanding immediately before the effective time of the merger, other than dissenting shares, shall thereafter represent the right to receive a certificate representing the shares of DG Systems common stock, and any cash in lieu of fractional shares, to which the holder thereof is entitled under the merger agreement. Shares of FastChannel stock (a) held in the treasury of FastChannel, (b) owned by DG

Systems, Merger Sub or any other wholly owned subsidiary of DG Systems or Merger Sub or (c) owned by a wholly owned subsidiary of FastChannel will be canceled without any payment.

Effective Time and Closing of the Merger

        Promptly after the satisfaction or, if permissible, waiver of the conditions to closing set forth in the merger agreement, DG Systems, Merger Sub and FastChannel will file a certificate of merger with the Secretary of State of the State of Delaware in accordance with the Delaware General Corporation Law. The merger will be effective when the certificate of merger is filed with the Secretary of State of the State of Delaware, unless another date or time is specified in the certificate of merger. We expect to complete the merger during the second quarter of 2006.

Procedure to Exchange Certificates

        DG Systems has designated Mellon Investor Services, Inc. to act as exchange agent. Promptly following the merger, the exchange agent will mail letters of transmittal and instructions regarding the exchange process to each record holder of shares of FastChannel preferred and common stock outstanding immediately prior to the merger. Upon surrender of FastChannel preferred and common stock certificates and letters of transmittal, properly completed and duly executed, the FastChannel record holders will be entitled to receive certificates representing whole shares of DG Systems common stock and cash in lieu of any fractional shares. If a transfer of ownership of FastChannel stock occurred which is not registered in the transfer records of FastChannel, the exchange agent may issue a certificate representing the proper number of shares of DG Systems common stock to a person other than the person in whose name the surrendered certificate is registered if appropriate documentation evidencing such transfer is provided to the exchange agent. The holder of the surrendered certificate will pay any applicable transfer taxes or establish that any transfer tax has been paid. Until surrendered, each FastChannel stock certificate will represent only the right to receive upon surrender a certificate representing the appropriate number of whole shares of DG Systems common stock, cash in lieu of any fractional shares of DG Systems common stock, and any dividends to the extent provided below. No interest will be paid or will accrue on any cash payable in lieu of any fractional shares of DG Systems common stock.

        DG Systems will not pay any dividends or make any cash payment in lieu of fractional shares until the holder of the FastChannel stock certificate surrenders that certificate. In each case, taxes will be withheld as required. No interest will be paid or accrued on unpaid dividends or distributions.

        All shares of DG Systems common stock issued upon the surrender and exchange of FastChannel common and preferred stock certificates will be considered issued and paid in full satisfaction of all rights associated with the shares of FastChannel common and preferred stock except for the Combined Company's obligation to pay any dividends or other distributions with a record date prior to the merger and any cash in lieu of fractional shares. After the merger, FastChannel will not record any further transfer of shares of FastChannel common and preferred stock outstanding prior to the merger.

        The exchange agent will deliver to DG Systems any DG Systems common stock certificates issued in the merger and any dividends or distributions that DG Systems deposited with the exchange agent which former FastChannel stockholders do not claim within six months after the merger. Any former FastChannel stockholder who has not complied with the exchange procedures before the six-month anniversary of the merger may only look to DG Systems for payment of DG Systems common stock, any cash in lieu of fractional shares of DG Systems common stock and any unpaid dividends and distributions on DG Systems common stock. Neither FastChannel, DG Systems, Merger Sub, the exchange agent nor any other person will be liable to you for any amount properly delivered to a public official under applicable abandoned property, escheat or similar laws. The exchange agent shall invest any cash included in the exchange fund, as directed by DG Systems, on a daily basis. DG Systems shall receive any interest and other income resulting from these investments.

        The exchange agent will deliver DG Systems common stock, any cash in lieu of fractional shares and unpaid dividends or distributions on DG Systems common stock to which the holder is entitled in exchange for lost, stolen or destroyed FastChannel stock certificates if the holder of these FastChannel stock certificates signs an affidavit of loss, theft or destruction. DG Systems may also, in its discretion, require the holder of a lost, stolen or destroyed certificate to deliver a bond in reasonable sum as indemnity against any claim that any claimant might make against DG Systems regarding the alleged lost, stolen or destroyed certificate.

Dissenting Shares

        Shares of FastChannel common and preferred stock that are outstanding immediately prior to the merger will not be converted or represent the right to receive any DG Systems common stock if they are held by stockholders who have:

  •
  not consented to the merger;

  •
  demanded appraisal for the shares; and

  •
  neither failed to perfect nor effectively withdrawn demand nor otherwise lost their appraisal rights.

        Holders of dissenting shares will be entitled to have the shares appraised in accordance with the applicable provisions of the Delaware General Corporation Law.

        FastChannel will give DG Systems prompt notice of any demands for appraisals, withdrawals of demands for appraisal and any other instruments received by FastChannel, and the opportunity to participate in all negotiations and proceedings relating to demands for appraisal. FastChannel will not, without DG Systems' prior written consent, make any payment relating to any demands for appraisal, or offer to settle or settle any demand for appraisal rights.

        For additional information regarding dissenters' rights, please refer to the Disenters' Rights section beginning on page 70.

Representations and Warranties

        Except as discussed in the paragraphs below, the merger agreement contains essentially reciprocal representations and warranties made by and among FastChannel, DG Systems and Merger Sub. These representations and warranties relate to the following matters:

  •
  due organization and good standing, and other corporate records;

  •
  capitalization;

  •
  corporate power and authority to enter into the merger agreement;

  •
  subsidiaries;

  •
  compliance with certificate of incorporation, bylaws, applicable laws or judgments, and material contracts;

  •
  financial statements and undisclosed liabilities;

  •
  leases of personal and real property; owned real property; scheduled contracts;

  •
  approvals required in connection with the merger;

  •
  conduct of business since delivery of certain financial statements;

  •
  litigation;

  •
  intellectual property matters;

  •
  compliance with laws, permits;

  •
  taxes and actions affecting tax treatment of merger;

  •
  environmental matters;

  •
  insurance;

  •
  employees and employee benefit plans;

  •
  personal property and assets;

  •
  related party transactions;

  •
  certain advisory fees;

  •
  required stockholder vote;

  •
  accuracy of disclosures; and

  •
  fairness opinions.

        FastChannel also made additional representations and warranties to DG Systems and Merger Sub relating to the following matters:

  •
  acquisitions since January 1, 2002;

  •
  information supplied for use in this joint proxy statement/prospectus; and

  •
  receipt of the releases and waivers of liability of Michael Greenlees and Dean McCausland.

        DG Systems made additional representations and warranties to FastChannel relating to the following matters:

  •
  SEC filings; and

  •
  Ownership of Merger Sub and Merger Sub's prior activities.

Covenants Relating to Conduct of Business

        DG Systems and FastChannel have each undertaken certain covenants in the merger agreement concerning the conduct of their respective businesses between the date the merger agreement was signed and the completion of the merger. The following summarizes the more significant of these covenants:

        Unless the other party agrees in writing or otherwise contemplated by the merger agreement or set forth on a disclosure letter thereto, FastChannel and DG Systems each have agreed that, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, FastChannel and DG Systems each will:

  •
  conduct its operations only in the ordinary and usual course of business consistent with past practice,

  •
  coordinate and cooperate in obtaining any required consents, approvals or waivers required in connection with the merger; and

  •
  take all actions reasonably practicable to obtain stockholder approval.

        Unless the other party agrees in writing or otherwise contemplated by the merger agreement or set forth on schedules thereto, during the period from the date of the merger agreement through the earlier of the merger or the termination of the merger agreement, FastChannel and DG Systems each will not:

  •
  amend or otherwise change its certificate of incorporation or bylaws;

  •
  issue, sell, pledge, dispose of, grant, transfer, or encumber any shares of capital stock of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock other than as allowed or contemplated by the merger agreement;

  •
  accelerate, amend or change the period of exercisability of options or other equity incentive awards;

  •
  declare, set aside or pay any dividend or other distribution on any class of its common stock or any of its other securities or any of its subsidiaries' securities;

  •
  redeem, repurchase or otherwise acquire any of its common stock or any of its other securities or any of its subsidiaries' securities;

  •
  sell, transfer or make any other disposition of any of its assets, with a value in excess of $75,000 with respect to FastChannel and $100,000 with respect to DG Systems, other than in the ordinary course of business consistent with past practice or pursuant to existing commitments;

  •
  make any acquisition of any interest in any person or assets or incur indebtedness for borrowed money causing the aggregate borrowed money of (i) FastChannel and its subsidiaries to exceed $10,000,000 or (ii) DG Systems and its subsidiaries to exceed $26,500,000;

  •
  refinance any "existing indebtedness" (as defined in the Merger Agreement) except with the consent of the other party, such consent not to be unreasonably withheld;

  •
  terminate, cancel or request any material change in, or agree to any material change in, any material contract other than in the ordinary course of business consistent with past practice;

  •
  make or authorize any capital expenditure in excess of the companies' 2005 budget, other than capital expenditures that are not individually in excess of $15,000 for FastChannel and $60,000 for DG Systems, or in the aggregate in excess of $50,000 per month for FastChannel and $200,000 per month for DG Systems;

  •
  increase the compensation or benefits payable or to become payable to its directors, officers, employees or consultants except in connection with annual adjustments consistent with past practices;

  •
  grant any rights to severance or termination pay to, or enter into any agreement to provide severance benefits with, any director, officer or other employee or consultant of the company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or consultant, except as required by applicable law;

  •
  take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any employee benefit plans;

  •
  pre-pay any long-term debt in an amount not to exceed $10,000 in the aggregate for FastChannel and its subsidiaries taken as a whole or an amount not to exceed $100,000 in the aggregate for DG Systems and its subsidiaries taken as a whole, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except for borrowings under revolving credit lines existing as of the date of the merger agreement in the ordinary course of business consistent with past practice and in accordance with their terms;

  •
  fail to collect notes or accounts receivable in the ordinary course of business consistent with past practice or enter into a factoring or discounting arrangement with a third party with respect to accounts receivable;

  •
  fail to pay any account payable in the ordinary course of business consistent with past practice,

  •
  vary the Company's inventory practices in any material respect from the Company's past practices;

  •
  make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a governmental authority;

  •
  waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

  •
  file any amended tax return, make any tax election or enter into any agreement in respect of taxes, including the settlement of any tax controversy, claim or assessment, adopt or change of any accounting method in respect of taxes, or surrender any right to claim a refund of taxes;

  •
  take, or agree to take, any action that would prevent the merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

  •
  adopt or implement any stockholder rights plan;

  •
  modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the company is a party;

  •
  write up, write down or write off the book value of any assets;

  •
  take any action to exempt the Company from (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares any person or entity or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

  •
  open or close, or enter into an agreement to open or close, any facility or office;

  •
  take any action that is intended or would reasonably be expected to result in any of the closing conditions not being satisfied;

  •
  fail to be in material compliance with the terms of instruments evidencing indebtedness other than any such failure that is waived by the party to whom such indebtedness is owed within a reasonable time after the commencement of such material non-compliance and the other party is provided with a copy of such waiver;

  •
  allow any insurance policy relating to the company's business to lapse without obtaining replacement insurance coverage of comparable amount at similar cost;

  •
  enter into any contract that contains any non-compete or exclusivity provisions with respect to any customer, line of business or geographic area with respect to the company, any of its subsidiaries or any of the company's current or future affiliates, or which restricts the conduct with respect to any customer, of any line of business by the company, any of its subsidiaries or any of the company's current or future affiliates or any geographic area in which the company, any of its subsidiaries or any of the company's current or future affiliates may conduct business, or which otherwise restricts operation of the company's business;

  •
  take any formal action or grant any consent or approval concerning any joint venture outside the ordinary course of business consistent with past practice; or

  •
  authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

No Solicitation; Acquisition Proposal

  By FastChannel

        FastChannel has agreed that FastChannel and its subsidiaries will not and the employees, agents or representatives of FastChannel and its subsidiaries will not:

  •
  encourage, solicit, initiate or facilitate any "acquisition proposal" of the type described below;

  •
  enter into any agreement with respect to any acquisition proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the merger; or

  •
  participate in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of an acquisition proposal.

        However, FastChannel is permitted to furnish information or participate in discussions or negotiations in response to a "superior proposal" of the type described below if prior to obtaining FastChannel stockholder approval of the merger:

  •
  FastChannel's board of directors determines in good faith after consultation with its outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of the directors' fiduciary duties to the FastChannel stockholders to fail to take such action;

  •
  FastChannel promptly advises DG Systems of the inquiry relating to an acquisition proposal; and

  •
  FastChannel notifies and keeps DG Systems informed of the status and terms of the acquisition proposal or negotiations relating to the acquisition proposal.

  By DG Systems

        DG Systems has agreed that DG Systems and its subsidiaries will not and the employees, agents or representatives of DG Systems and its subsidiaries will not:

  •
  encourage, solicit, initiate or facilitate any "acquisition proposal" of the type described below;

  •
  enter into any agreement with respect to any acquisition proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the merger; or

  •
  participate in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of an acquisition proposal.

        However, DG Systems is permitted to furnish information or participate in discussions or negotiations in response to an "acquisition proposal" of the type described below if:

  •
  DG Systems' board of directors determines in good faith after consultation with its outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of the directors' fiduciary duties to the DG Systems stockholders to fail to take such action;

  •
  DG Systems promptly advises FastChannel of the inquiry relating to an acquisition proposal; and

  •
  DG Systems notifies and keeps FastChannel informed of the status and terms of the acquisition proposal.

        An "acquisition proposal" means any offer or proposal concerning any:

  •
  merger, consolidation, business combination or similar transaction involving such person or any of its subsidiaries;

  •
  sale, lease or other disposition directly or indirectly by merger, consolidation, business combination or share exchange, joint venture or otherwise of assets of such person or any of its subsidiaries representing 20% or more of the consolidated assets of such person and its subsidiaries;

  •
  issuance, sale or other disposition of securities representing 20% or more of the voting power of such person or any of its subsidiaries; or

  •
  transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of such person or any of its subsidiaries.

        A "superior proposal" means a unsolicited acquisition proposal for at least 50% of the voting power of the FastChannel's stock or 50% of the FastChannel's consolidated assets for which financing is reasonably determined to be available by the FastChannel board of directors after consultation with the its financial advisor and (A) if accepted, is reasonably likely to be consummated, and (B) if consummated would result in a transaction that is more favorable to the FastChannel stockholders, from a financial point of view, than the transactions contemplated by the merger agreement.

DG Systems' Board of Directors' Fiduciary Obligations

        The DG Systems board of directors has agreed that it will not (a) withdraw its recommendation for the approval of the merger agreement and the merger and the issuance of DG Systems common stock in the merger to FastChannel's stockholders, (b) recommend another acquisition proposal or (c) cause DG Systems to enter into an agreement related to another acquisition proposal.

        However, if the board of directors determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of its fiduciary duty to not take such action and notifies FastChannel of its intention to do so, the DG Systems board of directors is permitted to:

  •
  withdraw or modify its recommendation to approve the merger and issuance of DG Systems common stock;

  •
  recommend an acquisition proposal; or

  •
  enter into an agreement related to an acquisition proposal.

FastChannel's Board of Directors' Fiduciary Obligations

        The FastChannel board of directors has agreed that it will not (a) withdraw its recommendation for the recommend adoption of the merger agreement to the FastChannel stockholders, (b) recommend another acquisition proposal, or (c) cause FastChannel to enter into an agreement related to another acquisition proposal.

        However, if the board of directors determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of its fiduciary duty to not take such action and notifies DG Systems of its intention to do so, the FastChannel board of directors is permitted to withdraw or modify its recommendation to approve the merger.

Additional Actions

        DG Systems and FastChannel have each undertaken certain additional covenants in the merger agreement concerning their conduct between the date the merger agreement was signed and the completion of the merger. The following summarizes the more significant of these covenants:

        Delivery of Financial Statements.    Each party has agreed to cause to be delivered to the other its monthly unaudited interim financial statements and annual audited financial statements.

        Reasonable Efforts.    FastChannel, DG Systems and Merger Sub each have agreed to use its reasonable best efforts to take all actions, and to do all things, necessary, proper or advisable to conclude the merger and any transactions that the merger agreement contemplates, including, among other things:

  •
  obtaining all consents, approvals, actions or waivers by governmental entities;

  •
  obtaining all necessary consents, approvals or waivers from third parties;

  •
  defending any lawsuits or legal proceedings that challenge the merger agreement; and

  •
  executing and delivering any additional instruments, certificates and other documents.

        Amendment of Bylaws.    DG Systems has agreed to take such action as is reasonably necessary to amend its Bylaws to prohibit a single person from simultaneously being Chairman of the Board and Chief Executive Officer of DG Systems within two years of the merger.

        Amendment of FastChannel Certificate of Incorporation and Termination of Investor's Rights Agreement.    FastChannel has agreed to take such action as is necessary to terminate the FastChannel Investor's Rights Agreement and to amend the FastChannel Certificate of Incorporation to the extent necessary to provide for the conversion of the FastChannel capital stock into shares of DG Systems' common stock pursuant to the merger agreement.

        Roland and Series F Releases.    FastChannel has agreed to use its reasonable best efforts to obtain releases and waivers of any liability with respect to FastChannel in respect of the cancellation of certain shares of restricted FastChannel common stock issued to John Roland and the releases and waivers of any liability with respect to FastChannel in respect of liability related to the sale and issuance of the FastChannel Series F preferred stock to be executed by the holders of the Series F preferred stock.

        Indemnification; Directors and Officers Insurance.    DG Systems has agreed to, and agreed to cause the Combined Company to:

  •
  indemnify and hold harmless each former director and officer of FastChannel and DG Systems against any and all demands, claims, complaints, actions or causes of action, suits, proceedings, investigations, arbitrations, assessments, losses, fees, damages, liabilities, obligations and any out-of-pocket costs and expenses incurred by any director or officer in connection with any debt, obligation or liability or any claim, action, suits, proceeding or investigation related to matters existing at or prior to the merger to the fullest extent permitted under the applicable certificate of incorporation and bylaws, and advance reasonable expenses as incurred; and

  •
  maintain in effect, for a period of six years following the merger, a directors' and officers' liability insurance policy covering those persons who are currently covered by FastChannel's or DG Systems' directors' and officers' liability insurance policy with coverage at least as favorable as existing coverage.

Conditions Precedent to the Merger

        The companies' respective obligations to complete the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following conditions:

  •
  the adoption of the merger agreement and approval of the merger by the FastChannel stockholders, and the adoption of the merger agreement and approval of the issuance of DG Systems common stock by the DG Systems stockholders;

  •
  the absence of any law, order or injunction prohibiting completion of the merger;

  •
  the SEC having declared effective the DG Systems registration statement, of which this joint proxy statement/prospectus forms a part;

  •
  the Nasdaq having approved for quotation the shares of DG Systems stock issued to the FastChannel stockholders pursuant to the merger; and

  •
  DG Systems shall have obtained financing sufficient to (a) permit repayment of the combined indebtedness of DG Systems and FastChannel and (b) provide DG Systems with not less than $2,000,000 of additional cash working capital upon the completion of the merger. DG Systems refinanced its senior credit facility with a two-year revolving credit facility with Wachovia Bank N.A. on February 15, 2006. Additionally, DG Systems has executed a $35 million commitment letter with Wachovia Bank N.A. to provide the capital to refinance up to $10 million of assumed FastChannel debt upon the merger.

        In addition, individually, the companies' respective obligations to effect the merger are subject to the satisfaction or, to the extent legally permissible, the waiver of the following additional conditions:

  •
  the representations and warranties of the other party contained in the merger agreement (without regard to materiality qualifiers) being true and correct as of the date of the merger agreement and as of the closing date of the merger, (except to the extent that such representation or warranty speaks as of another date), unless the failure to be true and correct would not constitute a material adverse effect with respect to such company;

  •
  the other party has performed or complied in all material respects with all agreements and covenants required to be performed or complied by it under the merger agreement at or prior to the closing date;

  •
  the other party having not suffered a material adverse effect on such party;

  •
  the other party has received all consents, approvals and authorizations required by the merger agreement; and

  •
  the other party has no action or claim pending or threatened before any court, judicial or administrative agency that wherein an unfavorable result would prevent consummation of, or rescind, the transactions contemplated by the merger agreement.

        It is also a condition of DG Systems' obligations to effect the merger that the following additional conditions are satisfied or, to the extent legally permissible, waived:

  •
  The number of dissenting FastChannel stockholders does not exceed 5% of the total shares outstanding immediately prior to the merger.

  •
  The releases executed by Michael Greenlees and Dean McCausland containing non-competition and confidentiality provisions shall be in full force and effect; and

  •
  CrossPoint Venture Partners and its affiliates who are FastChannel stockholders will have executed the lock-up agreement required by the merger agreement.

        It is also a condition of FastChannel's obligations to effect the merger that the following additional conditions are satisfied or, to the extent legally permissible, waived:

  •
  Each of DG Systems directors that are not identified by DG Systems as continuing directors must have tendered their resignations, subject to completion of the merger, and the persons designated by each of DG Systems and FastChannel shall have been elected as new directors of the Combined Company, and the persons identified in the merger agreement shall have been appointed the officers of the Combined Company; and

  •
  Scott Ginsburg will have executed the standstill and registration rights agreement required by the merger agreement.

Termination; Amendment and Waiver

        The merger agreement may be terminated at any time prior to the completion of the merger in any of the following ways:

        By either (or both) FastChannel or DG Systems:

  •
  by mutual written consent of FastChannel and DG Systems;

  •
  by FastChannel or DG Systems if the merger has not occurred on or prior to June 30, 2006, unless the merger has not occurred as a result of a breach of the merger agreement by the party seeking termination;

  •
  by either FastChannel or DG Systems if they receive notice from the other party of such party's intention to file for protection under federal bankruptcy laws or similar state laws relating to bankruptcy, insolvency or reorganization;

  •
  by either FastChannel or DG Systems if the FastChannel stockholder approval is not obtained by reason of the failure to obtain the required vote at a duly held meeting of the FastChannel stockholders;

  •
  by either party upon the other party's failure to cure a materially adverse effect; or

  •
  by either FastChannel or DG Systems upon the other party's failure to cure (a) a breach of its covenant or agreements (unless caused by the party or parties seeking termination), or (b) a representation or warranty having become untrue, and in each case, such failure to cure would cause a failure of a closing condition as of the closing date.

  By DG Systems:

  •
  if the FastChannel board of directors either withdraws or adversely modifies it recommendation of the merger or fails to call the FastChannel special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  if the FastChannel board of directors fails, upon DG Systems' request, in response to notification by FastChannel that it has received an acquisition proposal containing a proposed acquisition price, to reconfirm its recommendation of the merger or the merger agreement within ten days after such request;

  •
  if the FastChannel board of directors determines to recommend that the FastChannel stockholders approve an acquisition proposal other than that contemplated by the merger agreement or determines to accept a superior proposal; or

  •
  if any person (other than DG Systems or its affiliates) becomes after the date hereof the beneficial owner of 20% or more of the outstanding shares of FastChannel common stock.

  By FastChannel:

  •
  if the DG Systems stockholder approval is not obtained by reason of the failure to obtain the required vote at a duly held meeting of the stockholders of DG Systems;

  •
  if the DG Systems board of directors either withdraws or adversely modifies it recommendation of the merger or fails to call the DG Systems special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  if the DG Systems board of directors withdraws, or adversely modifies, its recommendation of the merger or fails to call the DG Systems special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  if the DG Systems board of directors fails, upon FastChannel's request, in response to notification by DG Systems that it has received an acquisition proposal containing a proposed acquisition price, to reconfirm its recommendation in favor of the merger or the merger agreement within ten days after such request;

  •
  if the DG Systems board of directors determines to recommend that DG Systems stockholders approve an acquisition proposal; or

  •
  if the DG Systems board of directors causes DG Systems to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any acquisition proposal.

Effect of Termination

        In the event of termination of the merger agreement by either DG Systems or FastChannel, the merger agreement shall become void and there shall be no liability or obligation on the part of DG Systems or FastChannel or their respective subsidiaries, officers or directors except with respect to the provisions relating to access to confidential information, publicity, and termination and survival. Each party also will remain liable to each other party for any breach of its obligations under the merger agreement prior to the termination. Additionally, if either DG Systems or FastChannel breaches its obligations under the merger agreement and the stockholders of the breaching party have voted to approve the transactions contemplated by the merger agreement, then the non-breaching party has the right to seek and will be entitled to obtain specific performance. If the non-breaching party does not obtain specific performance, the breaching party will remain liable as if the non-breaching party had not sought specific performance.

Payment of Expenses; Termination Fee

        DG Systems has agreed to pay FastChannel a termination fee of $2,000,000 and FastChannel's fees and expenses up to $1,000,000, if FastChannel terminates the merger agreement because:

  •
  a material adverse effect to DG Systems occurs and is not cured;

  •
  DG Systems fails to cure (a) a breach of its covenants or agreements (unless such failure was caused by FastChannel), (b) a breach of a representation or warranty that is qualified as to materiality having become untrue or (c) a material breach of a representation or warranty that is not qualified as to materiality, and in each case, such failure to cure would cause a failure of a closing condition as of the closing date;

  •
  the DG Systems board of directors withdraws, or adversely modifies, its recommendation of the merger or fails for any reason within its control to call the DG Systems special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  the DG Systems board of directors fails, upon FastChannel's request, in response to notification by DG Systems that it has received an acquisition proposal containing a proposed acquisition price, to reconfirm its recommendation in favor of the merger or the merger agreement within ten days after such request;

  •
  the DG Systems board of directors determines to recommend that DG Systems stockholders approve an acquisition proposal; or

  •
  the DG Systems board of directors causes DG Systems to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any acquisition proposal.

        FastChannel has agreed to pay DG Systems a termination fee of $2,000,000 and DG Systems' fees and expenses up to $1,000,000, if DG Systems terminates the merger agreement because:

  •
  a material adverse effect to FastChannel occurs and is not cured;

  •
  FastChannel fails to cure (a) a breach of its covenant or agreements (unless such failure was caused by FastChannel), (b) a breach of a representation or warranty that is qualified as to materiality having become untrue or (c) a material breach of a representation or warranty that is not qualified as to materiality, and in each case, such failure to cure would cause a failure of a closing condition as of the closing date;

  •
  the FastChannel board of directors either withdraws or adversely modifies its recommendation of the merger or fails for any reason within its control to call the FastChannel special meeting to vote on the merger in the manner contemplated by the merger agreement;

  •
  the FastChannel board of directors fails, upon DG Systems' request, in response to notification by FastChannel that it has received an acquisition proposal containing a proposed acquisition price, to reconfirm its recommendation of the merger or the merger agreement within ten days after such request;

  •
  the FastChannel board of directors determines to recommend that the FastChannel stockholders approve an acquisition proposal other than that contemplated by the merger agreement or determines to accept a superior proposal; or

  •
  any person (other than DG Systems or its affiliates) becomes after the date hereof the beneficial owner of 20% or more of the outstanding shares of FastChannel common stock.

Amendment and Waiver

        The merger agreement may not be modified or amended except in writing signed by the party or parties against whom enforcement is sought. The terms of the merger agreement may be waived only by a written instrument signed by the party or parties waiving compliance. In the event of a material amendment to the terms of the merger agreement, the parties will seek further stockholder approval through a prospectus supplement or other appropriate means.

ADDITIONAL AGREEMENTS

DG Systems Voting Agreements

        To mutually induce FastChannel and DG Systems to enter into the merger agreement, Scott K. Ginsburg has entered into a voting agreement with FastChannel. Mr. Ginsburg has agreed to:

  •
  if requested by FastChannel, attend the DG Systems stockholder meeting, in person or by proxy;

  •
  vote all shares, beneficially held by him or for which he has the right to vote (which shares represent approximately 32% of the total votes that may be cast at the DG stockholders meeting, based on the total shares of DG common stock outstanding as of May 1, 2006), in favor of adoption and approval of the merger agreement, the merger, and any other matters necessary to complete the transactions contemplated by the merger agreement; and

  •
  will not vote, or cause to be voted, any shares owned in favor of any other acquisition proposal or any other action that is inconsistent with the merger, regardless of the recommendation of the DG Systems' board of directors.

        Under the terms of the voting agreement, Mr. Ginsburg agrees:

  •
  to revoke any and all previous proxies with respect to his shares except for proxies granted in connection with any meeting held for a purpose that would not be inconsistent with or frustrate the purposes of the merger;

  •
  not to sell, transfer, pledge, encumber or otherwise dispose of his shares or any voting interest in the shares; or

  •
  not to enter into any agreement or arrangement or alter, amend or terminate any existing agreement or arrangement if it would impair his ability to effectuate, carry out, or comply with all of the terms of the voting agreement.

        Mr. Ginsburg agrees that FastChannel will be entitled to injunctive relief to prevent breaches of the voting agreement or to specifically enforce the terms and provisions of the voting agreement, in addition to any other remedy available. If the merger agreement is terminated, the voting agreements will automatically terminate and be of no further force or effect.

        Mr. Ginsburg beneficially holds and has the right to vote 30,887,888 shares of DG Systems common stock as of the date of this joint proxy statement/prospectus. Except for the registration rights granted under the Standstill and Registration Rights Agreement, Mr. Ginsburg is not receiving any incentive or consideration in exchange for his approval of the merger pursuant to the voting agreement. Mr. Ginsburg currently serves as DG Systems' Chief Executive Officer without any employment agreement.

Standstill and Registration Rights Agreement

        As a condition and inducement to FastChannel entering into the merger agreement, Scott Ginsburg has entered into a Standstill and Registration Rights Agreement. This agreement provides that for a period of one year following consummation of the merger, subject to certain terms and conditions, Mr. Ginsburg will refrain from acquiring beneficial ownership of any common stock of DG Systems to the extent such an acquisition would result in Mr. Ginsburg beneficially owning or having the right to acquire more than 50.1% of the issued and outstanding common stock of DG Systems, making any public announcement with respect to a tender offer, merger or other business combination, sale or transfer of substantially all of the assets, recapitalization, dividend, share repurchase, liquidation or other extraordinary corporate transaction with DG Systems or any other transaction that would result in a change of control of DG Systems, or making a public request to DG Systems (or its directors, officers, stockholders, employees or agents) to take any action in respect of any of these things. The Standstill and Registration Rights Agreement also provides for registration rights with respect to common stock held by Mr. Ginsburg. Pursuant to the registration rights agreement, Mr. Ginsburg may require DG Systems to register upon demand the sale of up to 4% per year of the issued and outstanding shares of DG Systems common stock on a limited number of occasions during the two years following the first anniversary of the consummation of the merger. This requirement is called a demand registration. DG Systems is required to pay all registration expenses in connection with any demand registration effected pursuant to a registration right. In addition, if DG Systems proposes to register the sale of any of its common stock under the Securities Act, whether for its own account or otherwise, Mr. Ginsburg will be entitled to notice of the registration and will be entitled to include, subject to certain exceptions, shares of his common stock in that registration with all registration expenses paid by DG Systems.

FastChannel Voting Agreement

        To mutually induce FastChannel and DG Systems to enter into the merger agreement, certain stockholders of FastChannel have entered into a voting agreement with DG Systems. These stockholders have agreed to:

  •
  if requested by DG Systems, attend the FastChannel stockholder meeting, as applicable, in person or by proxy, or by written consent in lieu of a stockholders meeting;

  •
  vote all shares, either beneficially held by them, or for which they, have the right to vote (which shares represent approximately (a) 50% of the issued and outstanding shares of FastChannel preferred and common stock together as a single class on an as converted to common stock basis, (b) 68% of the issued and outstanding shares of FastChannel preferred stock outstanding together as a single class on an as converted to common stock basis, (c) (i) 9% of the issued and outstanding shares of FastChannel common stock as a separate class, (ii) 74% of the issued and outstanding shares of FastChannel Series F preferred stock as a separate class, (iii) 70% of the issued and outstanding shares of FastChannel Series E-1 preferred stock as a separate class, (iv) 0% of the issued and outstanding shares of FastChannel Series D-1 preferred stock as a separate class, (v) 64% of the issued and outstanding shares of FastChannel Series C-1 preferred stock as a separate class, (vi) 55% of the issued and outstanding shares of FastChannel Series B-1 preferred stock as a separate class, and (vii) 50% of the issued and outstanding shares of FastChannel Series A-1 preferred stock as a separate class, have entered into voting agreements that obligate them to vote these shares in favor of approval and adoption of the merger agreement and the merger, unless the merger agreement is terminated and (d) 39% of the issued and outstanding FastChannel Registrable Securities voting together as a single class on an as converted to common stock basis), in favor of adoption and approval of the merger agreement, the merger, and any other matters necessary to complete the transactions contemplated by the merger agreement; and

  •
  will not vote, or cause to be voted, any shares owned in favor of any other acquisition proposal or any other action that is inconsistent with the merger, regardless of the recommendation of the FastChannel board of directors.

        Under the terms of the voting agreement, the certain FastChannel stockholders thereto agree:

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  to revoke any and all previous proxies with respect to their shares except for proxies granted in connection with any meeting held for a purpose that would not be inconsistent with or frustrate the purposes of the merger;

  •
  not to sell, transfer, pledge, encumber or otherwise dispose of their shares or any voting interest in their shares; or

  •
  not to enter into any agreement or arrangement or alter, amend or terminate any existing agreement or arrangement if it would impair their ability to effectuate, carry out, or comply with all of the terms of the voting agreement.

        The certain FastChannel stockholders namely, Crosspoint Venture Partners, U.S. Ventures, L.P., Rock Maple Ventures, Patrick B. Flavin, and Thomas M. Luddy, entering into the voting agreement agree that DG Systems will be entitled to injunctive relief to prevent breaches of the voting agreement or to specifically enforce the terms and provisions of the voting agreement, in addition to any other remedy available. If the merger agreement is terminated, the voting agreements will automatically terminate and be of no further force or effect.

Lock-up Agreements

        As a condition to and inducement to DG Systems entering into the merger agreement, Crosspoint Venture Partners will enter into a lock-up agreement pursuant to which such stockholders will, subject to certain customary exceptions, agree to refrain from selling or otherwise transferring any shares of DG Systems' common stock held by such stockholders after the merger for a period of 180 days following the merger. Crosspoint Venture Partners post-merger ownership position will be approximately 16,739,456 shares of DG Systems common stock. See footnote (5) to the Combined Company Beneficial Ownership Table, page 124.

DG SYSTEMS' SPECIAL MEETING

Date, Time and Place of the DG Systems Special Meeting

        DG Systems will hold its special meeting on May 26, 2006 at 10:00 a.m., local time, at the Wingate Inn, 850 Walnut Hill Lane, Irving, Texas 75038.

Purpose of the Meeting

        At the special meeting, the DG Systems stockholders will be asked to consider and vote upon the following matters:

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  A proposal to adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2006, by and among DG Systems, Merger Sub, a wholly owned subsidiary of DG Systems, and FastChannel, and approve the issuance of DG Systems common stock in the merger. A copy of the merger agreement is attached an Appendix A to the joint proxy statement/prospectus accompanying this notice;

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  A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the issuance of DG Systems common stock in the merger;

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  A proposal to approve a one-for-ten share reverse stock split of the issued and outstanding shares of DG Systems common stock, $.001 par value per share; and

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  To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Quorum Required

        DG Systems' bylaws provide that the holders of a majority of DG Systems' common stock issued and outstanding and entitled to vote at the special meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the special meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum.

Voting Rights And Solicitation Of Proxies

        DG Systems' common stock is the only type of security entitled to vote at the special meeting. On April 14, 2006, the record date for determination of stockholders entitled to vote at the special meeting, there were 74,219,000 shares of common stock outstanding. Each stockholder of record on April 14, 2006 is entitled to one vote for each share of common stock held by such stockholder on that date. Shares of common stock may not be voted cumulatively. All votes will be tabulated by the inspector of election appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Proxies

        Whether or not you are able to attend DG Systems' special meeting, you are urged to complete and return the enclosed proxy, which is solicited by DG Systems' board of directors and which will be voted as you direct on your proxy when properly completed. In the event no directions are specified, such proxies will be voted FOR the approval of the merger agreement and the issuance of DG Systems common stock in the merger, FOR the proposal to adjourn the special meeting to permit further solicitation of proxies if there are not sufficient votes to approve the merger agreement and the issuance of DG Systems common stock in the merger, FOR the proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split and in the discretion of the proxy holders as to other matters that may properly come before the special meeting. You may also revoke or change your proxy at any time before the special meeting. To do this, send a written notice of revocation or another signed proxy with a later date to the Secretary at DG Systems' principal executive offices before the beginning of the special meeting. You may also revoke your proxy by attending the special meeting and voting in person. All shares represented by a valid proxy received prior to the special meeting will be voted.

DG Systems' Votes Required

        The affirmative vote of the holders of record of a majority of the outstanding shares of DG Systems common stock present and entitled to vote at the special meeting is required to approve the merger agreement and approve the issuance of DG Systems common stock in the merger and the proposal to adjourn the special meeting, if necessary, to permit further solicitation of proxies.

        The affirmative vote of the holders of record of a majority of the outstanding share of DG Systems common stock is required to approve the proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share stock split.

        As of April 14, 2006, the directors and executive officers of DG Systems owned 24,276,856 shares of common stock entitled to vote, representing 33% of the outstanding shares of common stock.

        Scott K. Ginsburg, DG Systems' Chief Executive Officer and the beneficial holder of approximately 32% of all outstanding DG Systems common stock, has entered into a voting agreement that obligates him to vote these shares in favor of approval and adoption of the merger agreement and the issuance of DG Systems common stock in the merger, unless the merger agreement is terminated.

Solicitation of Proxies

        DG Systems will bear the entire cost of solicitation, including the preparation, assembly, printing and mailing of this joint proxy statement/prospectus, the proxy and any additional soliciting material furnished to stockholders. Copies of solicitation material will be furnished to brokerage houses, fiduciaries and custodians holding shares in their names that are beneficially owned by others so that they may forward this solicitation material to such beneficial owners. In addition, DG Systems may reimburse such persons for their costs of forwarding the solicitation material to such beneficial owners. The original solicitation of proxies by mail may be supplemented by solicitation by telephone, telegram or other means by directors, officers, employees or agents of DG Systems. No additional compensation will be paid to these individuals for any such services. DG Systems does not presently intend to solicit proxies other than by mail.

DG SYSTEMS PROPOSAL TO APPROVE A ONE-FOR-TEN SHARE REVERSE STOCK SPLIT

        On January 13, 2006, the DG Systems' board of directors adopted resolutions authorizing an amendment to the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split of the issued and outstanding shares of DG Systems common stock, subject to approval by the stockholders of DG Systems at the special meeting. The DG Systems board of directors is recommending that the stockholders approve the reverse stock split to assist DG Systems to increase the market price of its common stock and assist DG Systems in complying with Nasdaq rules that require, among other things, that DG Systems' common stock trade at $1 per share or more on a consistent basis.

Reverse Stock Split

        The DG Systems common stock has been quoted on the Nasdaq National Market under the symbol DGIT since DG Systems' initial public offering on February 6, 1996. The holders of DG Systems common stock currently enjoy a substantial benefit in terms of liquidity by having such common stock listed on The Nasdaq National Market. On August 9, 2005, DG Systems received notice from The Nasdaq Stock Market that for 30 consecutive business days, the bid price of DG Systems common stock closed below $1 per share. DG Systems has 180 calendar days from that date, or until February 6, 2006, to regain compliance with Nasdaq Marketplace Rule 4450(a)(5). We appealed the Nasdaq staff determination and requested a hearing with Nasdaq Listings Qualification Panel, which hearing occurred on March 9, 2006. At the hearing, we presented a plan for our continued listing on the Nasdaq National Market which includes the proposed one-for-ten share reverse stock split. On March 15, 2006, we were notified that Nasdaq granted our request for an extension, provided that:

  •
  on or before May 31, 2006 the reverse stock split is approved and the closing bid price of the common stock is at least $1.00 per share; and

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  on or before June 14, 2006, the closing bid price of the common stock is at least $1.00 for at least ten prior consecutive trading days.

        If those requirements are not satisfied, the common stock may be delisted from Nasdaq or transferred to The Nasdaq Capital Market.

        Although the purpose of the reverse stock split is to increase DG Systems' stock price, there can be no assurance that it will have this effect, or that any such increase will be sustained. Further, even though the reverse stock split, by itself, would not impact DG Systems' assets or prospects, the reverse stock split could be followed by a decrease in the aggregate market value of the common stock. There is no assurance that the market price per new share of DG Systems' common stock after the reverse stock split will rise in proportion to the reduction in the number of old shares of DG Systems' common stock outstanding before the reverse stock split.

        After the reverse stock split, the market price of DG Systems' common stock will also be based on the Combined Company's performance and other factors, some of which are unrelated to the number of shares outstanding. If the reverse stock split is effected and the market price of DG Systems' common stock declines, the percentage decline as an absolute number and as a percentage of DG Systems' overall market capitalization may be greater than would occur in the absence of the reverse stock split.

Procedure to Effect the Reverse Stock Split

        The reverse stock split will be effected by filing an amendment to the DG Systems certificate of incorporation with the State of Delaware. The certificate of amendment will effect a reverse stock split of the shares by reducing the number of issued and outstanding shares of DG Systems' common stock by a ratio of one-for-ten, but will not change the number of authorized shares of common stock or preferred stock or the par value of DG Systems' common or preferred stock. The amendment will not contain any other changes to DG Systems' certificate of incorporation.

        Following the merger, if approved, the reverse stock split will be effected simultaneously for all shares of DG Systems' common stock. The reverse stock split will affect all of DG Systems' stockholders uniformly and will not affect any stockholder's percentage ownership interests in DG Systems, except to the extent that the reverse stock split results in any of DG Systems' stockholders owning a fractional share. As described below, stockholders holding fractional shares will be entitled to cash payments in lieu of such fractional shares. Common stock issued pursuant to the reverse stock split will remain fully paid and non-assessable. DG Systems will continue to be subject to the periodic reporting requirements of the Securities Exchange Act of 1934.

        No scrip or fractional certificates will be issued in connection with the reverse stock split. Stockholders who otherwise would be entitled to receive fractional shares because they hold a number of old shares not evenly divisible by ten will be entitled, upon surrender of certificate(s) representing such shares, to a cash payment in lieu thereof. The cash payment will be based on the average closing price per share of DG Systems' common stock as reported on Nasdaq for the 10 trading days immediately preceding the effective date of the reverse stock split. The ownership of a fractional interest will not give the holder thereof any voting, dividend or other rights except to receive payment therefore as described herein.

Exchange of Stock Certificates

        Post reverse split shares of DG Systems' common stock will continue to have $.001 par value per share. Following the reverse split, previously outstanding certificates representing DG Systems' common stock may be delivered to DG Systems' transfer agent, Mellon Investor Services, Inc., P.O. Box 3338, So. Hackensack, NJ 07606, Attn: Event Manager, in effecting sales through a broker or otherwise and all necessary adjustments to the number of the pre-reverse split shares held will be made at the time of sale or transfer. THUS, IT WILL NOT BE NECESSARY FOR STOCKHOLDERS OF DG SYSTEMS TO EXCHANGE THEIR EXISTING STOCK CERTIFICATES FOR POST REVERSE SPLIT STOCK CERTIFICATES.

Federal Income Tax Consequences of the Reverse Stock Split

        The following is a summary of certain material federal income tax consequences of the reverse stock split and does not purport to be a complete discussion of all of the possible federal income tax consequences of the reverse stock split and is included for general information only. Further, it does not address any state, local or foreign income or other tax consequences. For example, the state and local tax consequences of the reverse stock split may vary significantly as to each stockholder, depending upon the state in which he, she or it resides. Also, it does not address the tax consequences to stockholders that are subject to special tax rules, such as banks, insurance companies, regulated investment companies, personal holding companies, foreign entities, nonresident alien individuals, broker-dealers and tax-exempt entities. The discussion is based on the provisions of the United States federal income tax law as of the date hereof, which is subject to change retroactively as well as prospectively. This summary also assumes that the pre-reverse split shares are, and the post-reverse split shares will be, held as a "capital asset," as defined in the Code (i.e., generally, property held for investment). The tax treatment of a stockholder may vary depending upon the particular facts and circumstances of such stockholder. Each stockholder is urged to consult with such stockholder's own tax advisor with respect to the tax consequences of the reverse stock split.

        Provided there were no cash payments for fractional shares discussed below, no gain or loss should be recognized by a stockholder upon such stockholder's exchange of pre-reverse split shares for post-reverse split shares pursuant to the reverse stock split. The aggregate tax basis of the post-reverse split shares received in the reverse stock split (including any fraction of a post-reverse split share deemed to have been received) will be the same as the stockholder's aggregate tax basis in the pre-reverse split shares exchanged therefore. In general, stockholders who receive cash upon redemption of their fractional share interests in the post-reverse split shares as a result of the reverse stock split will recognize gain or loss based on their adjusted basis in the fractional share interests redeemed. The federal income tax liability, if any, generated by the receipt of cash in lieu of a fractional share interest should not be material in amount in view of the low value of the fractional share interest. The stockholder's holding period for the post-reverse split shares will include the period during which the stockholder held the pre-reverse split shares surrendered in the reverse stock split. DG Systems' view regarding the tax consequence of the reverse stock split is not binding on the IRS or the courts.

        To ensure compliance with Internal Revenue Service Circular 230, stockholders are hereby notified that: (a) any discussion of United States federal tax issues in this Section is not intended or written to be relied upon, and cannot be relied upon, by stockholders for the purpose of avoiding penalties that may be imposed on stockholders as a result of the reverse stock split under the Code; (b) such discussion is written in connection with the promotion of the reverse stock split; and (c) stockholders should seek advice based on their particular circumstances from an independent tax advisor to understand fully all federal, state, local and foreign tax consequences of the reverse stock split depending upon each stockholder's particular situation.

Recommendation of the Board of Directors

        DG Systems' board of directors unanimously recommends that you vote "FOR" the proposal to amend the DG Systems certificate of incorporation to effect a one-for-ten share reverse stock split.

FASTCHANNEL'S SPECIAL MEETING

Date, Time and Place of the FastChannel Special Meeting

        FastChannel will hold its special meeting of FastChannel stockholders at the offices of Nutter McClennen & Fish LLP, 155 Seaport Boulevard, Boston, Massachusetts 02210, on May 25, 2006 at 10:30 a.m., local time.

Purpose of the Meeting

        At the special meeting, the FastChannel stockholders will be asked to consider and vote upon the following matters:

  •
  A proposal to adopt the Second Amended and Restated Agreement and Plan of Merger, dated as of April 14, 2006, by and among DG Systems, Merger Sub, a wholly owned subsidiary of DG Systems, and FastChannel, and approve the merger contemplated by the merger agreement. A copy of the merger agreement is attached as Appendix A to the joint proxy statement/prospectus accompanying the notice to FastChannel stockholders;

  •
  A proposal to adopt an amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger. A copy of the amendment is attached as Appendix E to the joint proxy statement/prospectus accompanying the notice to FastChannel stockholders;

  •
  A proposal to terminate the Fourth Amended and Restated Investor Rights Agreement, dated as of September 9, 2004, by and among FastChannel and certain FastChannel stockholders in connection with the merger;

  •
  A proposal to adjourn the special meeting to a later date or dates, if necessary, to permit further solicitation of proxies if there are not sufficient votes at the time of the special meeting to adopt the merger agreement and approve the merger and adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of FastChannel stockholders in connection with the merger; and

  •
  To transact such other business as may properly come before the special meeting and any adjournments or postponements thereof.

Quorum Required

        FastChannel's bylaws provide that the holders of a majority of the stock issued and outstanding and entitled to vote at the FastChannel special meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the FastChannel special meeting of stockholders, and where the separate vote by class or classes is required, a majority of the issued and outstanding shares of such class or classes entitled to vote at the FastChannel special meeting of stockholders, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the FastChannel special meeting of stockholders.

Voting Rights and Solicitation of Proxies

        Only holders of FastChannel preferred and common stock at the close of business on April 18, 2006 will receive notice of and may vote at the FastChannel special meeting.

        On that date, there were (a) 181 holders of record holding 43,571,950 shares of FastChannel common stock outstanding on an as converted basis, (b) 48 holders of record holding 33,859,832 shares of FastChannel preferred stock outstanding together as a single class, (c) (i) 172 holders of record holding 9,712,598 shares of FastChannel common stock outstanding, (ii) 40 holders of record holding 16,925,645 shares of FastChannel Series F preferred stock outstanding, (iii) 22 holders of record holding 8,539,503 shares of FastChannel Series E-1 preferred stock outstanding, (iv) 6 holders of record holding 539,381 shares of FastChannel Series D-1 preferred stock outstanding, (v) 5 holders of record holding 2,404,371 shares of FastChannel Series C-1 preferred stock outstanding, (vi) 34 holders of record holding 2,896,603 shares of FastChannel Series B-1 preferred stock outstanding, (vii) 21 holders of record holding 2,553,849 shares of FastChannel Series A-1 preferred stock outstanding and (d) 59 holders of record holding 32,516,665 shares of FastChannel Registrable Securities on an as converted to common stock basis.

FastChannel Votes Required

        The affirmative vote of (a)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis and (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis must adopt the merger agreement and approve the merger, (b)(i) the holders of a majority of the issued and outstanding shares of preferred and common stock voting together as a single class on an as converted to common stock basis, (ii) the holders of a majority of the issued and outstanding shares of preferred stock voting together as a single class on an as converted to common stock basis, and (iii) holders of a majority of the issued and outstanding shares of the common stock and each of the series of preferred stock each voting separately must adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger and (c) the holders of 66 2/3% of the issued and outstanding shares of FastChannel Registrable Securities on an as converted to common stock basis.

        Directors and executive officers of FastChannel and their affiliates own (a) 2.8% of the issued and outstanding shares of FastChannel preferred and common stock entitled to vote together as a single class on an as converted to common stock basis, (b) 0% of the issued and outstanding shares of FastChannel preferred stock outstanding entitled to vote together as a single class on an as converted to common stock basis, and (c)(i) 2.8% of the issued and outstanding shares of FastChannel common stock entitled to vote as a separate class, (ii) 0% of the issued and outstanding shares of FastChannel Series F preferred stock entitled to vote as a separate class, (iii) 0% of the issued and outstanding shares of FastChannel Series E-1 preferred stock entitled to vote as a separate class, (iv) 0% of the issued and outstanding shares of FastChannel Series D-1 preferred stock entitled to vote as a separate class, (v) 0% of the issued and outstanding shares of FastChannel Series C-1 preferred stock entitled to vote as a separate class, (vi) 0% of the issued and outstanding shares of FastChannel Series B-1 preferred stock entitled to vote as a separate class, and (vii) 0% of the issued and outstanding shares of FastChannel Series A-1 preferred stock entitled to vote as a separate class and (d) 0% of the issued and outstanding shares of FastChannel Registrable Securities on an as converted to common stock basis.

        Certain FastChannel stockholders that beneficially hold approximately (a) 50% of the issued and outstanding shares of FastChannel preferred and common stock together as a single class on an as converted to common stock basis, (b) 68% of the issued and outstanding shares of FastChannel preferred stock outstanding together as a single class, on an as converted to common basis, (c)(i) 9% of the issued and outstanding shares of FastChannel common stock as a separate class, (ii) 74% of the issued and outstanding shares of FastChannel Series F preferred stock as a separate class, (iii) 70% of the issued and outstanding shares of FastChannel Series E-1 preferred stock as a separate class, (iv) 0% of the issued and outstanding shares of FastChannel Series D-1 preferred stock as a separate class, (v) 64% of the issued and outstanding shares of FastChannel Series C-1 preferred stock as a separate class, (vi) 55% of the issued and outstanding shares of FastChannel Series B-1 preferred stock as a separate class, and (vii) 50% of the issued and outstanding shares of FastChannel Series A-1 preferred stock as a separate class, have entered into a voting agreement that obligates them to vote these shares in favor of approval and adoption of the merger agreement and the merger, unless the merger agreement is terminated and (d) 39% of the issued and outstanding shares of FastChannel Registrable Securities on an as converted to common stock basis.

        The failure of FastChannel stockholders entitled to vote on such matters to vote in person or by proxy will have the same effect as a vote against the merger agreement and the merger, the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger and the termination of the FastChannel investor rights agreement.

Proxies

        Whether or not FastChannel stockholders are able to attend FastChannel's special meeting, FastChannel stockholders are urged to complete and return the proxy enclosed with this joint proxy/prospectus, which is solicited by FastChannel's board of directors and which will be voted as FastChannel stockholders direct on their respective proxies when properly completed. In the event no directions are specified, such proxies will be voted FOR the proposal to adopt and approve the merger agreement and the merger, FOR the proposal to adopt the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger, FOR the proposal to terminate the FastChannel investor rights plan in connection with the merger, FOR the proposal to adjourn the special meeting to permit further solicitation of proxies if there are not sufficient votes to adopt and approve the merger agreement and the merger, to the amendment to the certificate of incorporation of FastChannel to amend the liquidation preferences of the FastChannel stockholders in connection with the merger, and in the discretion of the proxy holders as to other matters that may properly come before the special meeting. FastChannel stockholders may also revoke or change their respective proxies at any time before the special meeting. To do this, they will need to send a written notice of revocation or another signed proxy with a later date to the Secretary at FastChannel's principal executive offices before the beginning of the special meeting. FastChannel stockholders may also revoke their respective proxies by attending the special meeting and voting in person. All shares represented by a valid proxy received prior to the special meeting will be voted.

Recommendation to FastChannel Stockholders

        FastChannel's board of directors believes the merger is advisable and in the best interests of FastChannel stockholders and recommends that FastChannel stockholders vote FOR adoption of the merger agreement and approval of the merger, FOR adoption of the amendment to FastChannel's certificate of incorporation to amend the liquidation preferences of the FastChannel stockholders in connection with the merger, and FOR the proposal to terminate the FastChannel investor rights agreement in connection with the merger. When you consider the board of directors' recommendation, you should be aware that FastChannel's directors may have interests in the merger that may be different from, or in addition to, your interests. These interests are described in "Interests of Officers and Directors in the Merger."

FASTCHANNEL PROPOSAL TO ADOPT AN AMENDMENT TO
FASTCHANNEL'S CERTIFICATE OF INCORPORATION
TO AMEND THE LIQUIDATION PREFERENCES OF THE FASTCHANNEL STOCKHOLDERS IN
CONNECTION WITH THE MERGER.

        On January 13, 2006, the FastChannel board of directors adopted resolutions authorizing an amendment to the FastChannel certificate of incorporation to amend the liquidation preferences of the FastChannel stockholders in connection with the merger, subject to (a) approval by the FastChannel stockholders at the special meeting and (b) the consummation of the merger. A copy of the amendment is attached as Appendix E to the joint proxy statement/prospectus accompanying the notice to FastChannel stockholders. It is a condition precedent to the consummation of the merger that the amendment be approved by the FastChannel stockholders. The FastChannel board of directors recommends that the FastChannel stockholders approve the amendment to the FastChannel certificate of incorporation to amend the liquidation preferences of the FastChannel stockholders in connection with the merger.

Amendment to Liquidation Preferences

        FastChannel's certificate of incorporation currently provides that upon the liquidation, dissolution or winding up of FastChannel, the assets of FastChannel shall be distributed in accordance with the liquidation preferences of the stockholders set forth in the FastChannel certificate of incorporation. Under FastChannel's certificate of incorporation, the merger constitutes an "acquisition" which is deemed by the FastChannel certificate of incorporation to be a liquidation, dissolution or winding up of FastChannel. FastChannel's certificate of incorporation provides that in such event, if the consideration received by FastChannel is other than cash, its value will be deemed to be its fair market value and further provides that the fair market value of securities not subject to restrictions on free marketability and traded on a securities exchange or through the NASDAQ National Market, will be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period ending three (3) days prior to the closing.

        Pursuant to the merger, FastChannel stockholders will be entitled to receive an aggregate of up to 52,062,712 shares of DG Systems common stock, as adjusted, at the effective time of the merger. While it is not currently possible to determine the fair market value of the DG Systems common stock in accordance with the method for doing so prescribed by the FastChannel certificate of incorporation, the FastChannel board of directors used an approximation based on the then current market price range of the DG Systems common stock for the sole purpose of understanding what portion of the total merger consideration, if any, the holders of the separate classes and series of FastChannel capital stock would be entitled to receive in the merger under the current certificate of incorporation, assuming for such purpose that the approximated market price of DG Systems common stock remained the same. Using this approach, they determined that under the current certificate of incorporation of FastChannel the total merger consideration payable to the stockholders of FastChannel would be distributed first to the holders of the FastChannel Series F preferred stock in the amount of their aggregate liquidation preference, and the remainder would then be distributed to the holders of FastChannel Series C-1 and Series E-1 preferred stock on a pari passu basis. The holders of FastChannel Series C-1 and Series E-1 preferred stock would likely receive a majority, but not all of their liquidation preference and the holders of FastChannel Series A-1, Series B-1, Series D-1 preferred stock and FastChannel common stock would receive nothing in connection with the merger under the existing certificate of incorporation.

        In light of such analysis, the FastChannel board of directors determined that amending the current liquidation preferences for the FastChannel stockholders under the FastChannel certificate of incorporation in connection with the merger was in the best interests of all FastChannel stockholders and would enable all FastChannel stockholders to receive a portion of the merger consideration and become stockholders of the Combined Company. The proposed amendment to the liquidation preferences of the FastChannel stockholders in connection with the merger contemplates that, based on the approximated market value of DG Systems common, the holders of the FastChannel Series F, series E-1 and Series C-1 preferred stock would accept fewer shares of DG Systems common stock in the merger than they would otherwise be entitled to receive under the current FastChannel certificate of incorporation.

        The proposed amendment to the current liquidation preferences of the FastChannel stockholders under the FastChannel certificate provides that, in connection with the merger, subject to adjustment to reflect any change in the number or class of outstanding shares of DG Systems common stock that occurs prior to the merger by reason of any stock dividend, subdivision, reclassification, recapitalization, combination or stock split, or other similar event, the holders of FastChannel common and preferred stock will be entitled to receive shares of DG Systems common stock in exchange for their shares of FastChannel capital stock as follows: (a) each share of FastChannel Series A-1 preferred stock will be converted into 1.2275 shares of DG Systems common stock; (b) each share of FastChannel B-1 preferred stock will be converted into 1.3093 shares of DG Systems common stock; (c) each share of FastChannel Series C-1 preferred stock will be converted into 1.9520 shares of DG Systems common stock; (d) each share of FastChannel Series D-1 preferred stock will be converted into 1.4975 shares of DG Systems common stock; (e) each share of FastChannel Series E-1 preferred stock will be converted into 1.4272 shares of DG Systems common stock; (f) each share of FastChannel Series F preferred stock will be converted into 1.1459 shares of DG Systems common stock; and (g) each share of FastChannel Common Stock will be converted into the number of Shares of DG Systems' common stock obtained by (A) subtracting (i) the aggregate number of shares of DG Systems' common stock issuable to holders of FastChannel preferred stock from (ii) 52,062,712 (as adjusted) divided by (B) the number of shares of FastChannel common stock outstanding immediately prior to the merger.

        FastChannel currently has 33.9 million shares of preferred stock outstanding, comprised of six classes, Series A-1 through Series F. The aggregate liquidation preference of all classes of preferred stock, or the amount that these stockholders are legally entitled to receive in preference to the holders of common stock, is approximately $41.0 million. Of this amount, the holders of the Series F-1, Series E-1 and Series C-1 preferred stock have an aggregate liquidation preference of approximately $31.6 million, which is greater than the value of the 52.0 million shares of DG Systems common stock to be issued in the merger based upon an assumed market price of $.60 per share.

        In connection with the merger, the holders of the Series F, Series E-1 and Series C-1 preferred stock are being asked to voluntarily waive their liquidation preferences in part in order to permit the holders of the Series A-1, Series B-1 and Series D-1 preferred stock, as well as the holders of FastChannel common stock as well as warrants and options to acquire common stock, to receive shares of DG Systems common stock in connection with the merger. The aggregate value of the amount proposed to be waived by the holders of the Series F, Series E-1 and Series C-1 preferred stock and distributed to these other shareholders is approximately $9.4 million. Under the share allocation plan as proposed, the holders of Series F, Series E-1 and Series C-1 preferred stock will not receive any additional payment or other consideration in exchange for the waiver of their liquidation rights under the existing Certificate of Incorporation. The FastChannel Board of Directors, in approving the share allocation plan, determined in December 2005 that the merger with DG Systems was in the best interests of the corporation and all of its stockholders, and that therefore a reduction in the merger consideration payable to these holders was appropriate in order to mitigate the risk of litigation from stockholders who would otherwise have received nothing in the merger. The Board believes it is likely that the holders of the Series F, Series E-1 and Series C-1 preferred stock will reach the same conclusion and vote to approve the merger and the amendment to the FastChannel Certificate of Incorporation.

        Under the plan, again using an assumed market price of $0.60 per share at the time of closing, the holders of Series F preferred stock would receive shares of DG Systems common stock with a value of approximately $11.8 million in the merger, or 38% of the total consideration proposed to be paid in the merger, versus $15.7 million, or 51% of the total consideration proposed to be paid in the merger under the terms of the existing certificate of incorporation. Similarly, using the same assumed market price of $0.60 per share, the holders of Series E-1 and Series C-1 preferred stock will collectively receive shares of DG Systems common stock with an aggregate value of approximately $10.3 million, or 33% of the total consideration proposed to be paid in the merger, versus $15.8 million, or 49% of the total consideration proposed to be paid in the merger under the terms of the existing certificate of incorporation (based upon the current marker price of DG common stock they would not get their entire preference in any event).

        As a result of reducing the liquidation preference for the holders of Series F, Series E-1 and Series C-1 preferred stock, under the terms of the plan the holders of Series A-1, Series B-1 and Series D-1 preferred stock will be entitled to receive shares of DG Systems common stock with an aggregate value of approximately $5.5 million, or 16% of the total consideration proposed to be paid in the merger, versus nothing under the terms of the existing certificate of incorporation. Finally, the holders of FastChannel common stock, including warrants and options to acquire shares of common stock, will be entitled to receive shares of DG Systems common stock with an aggregate value of approximately $4.0 million, or 13% of the total consideration proposed to be paid in the merger, versus nothing under the terms of the existing certificate of incorporation.

        There are expected to be 6.7 million shares of DG Systems common stock available for distribution to the holders of FastChannel common stock at the time of the merger. Because of the large number of shares of FastChannel common stock which may be issuable between now and closing upon the exercise of outstanding warrants and stock options, many of which are subject to vesting provisions, it is not possible to determine the number of shares of FastChannel common stock that will be outstanding immediately prior to the merger. Furthermore, because the value of the shares of DG Systems common stock to be issued in the merger will not be certain until the actual time of the merger, whether or not the holders of warrants and options to acquire shares of FastChannel common stock choose to exercise their rights to acquire such shares in order to receive shares of DG Systems common stock in the merger will not be ascertainable until the time of the merger.

Recommendation of the Board of Directors

        The FastChannel Board of Directors unanimously recommends that you vote "FOR" the proposal to adopt the amendment to the FastChannel certificate of incorporation to amend the liquidation preferences of the FastChannel stockholders in connection with the merger.

FASTCHANNEL PROPOSAL
TO TERMINATE THE FOURTH AMENDED
AND RESTATED INVESTOR RIGHTS AGREEMENT
IN CONNECTION WITH THE MERGER

        On April 18, 2006 the FastChannel board of directors adopted a resolution authorizing the termination of FastChannel's Fourth Amended and Restated Investor Rights Agreement dated as of September 9, 2004 in connection with the merger, subject to (a) approval by the FastChannel stockholders at the special meeting and (b) the consummation of the merger. It is a condition precedent to the consummation of the merger that the termination of the agreement be approved by the FastChannel stockholders. The FastChannel board of directors recommends that the FastChannel stockholders vote FOR the proposal to terminate the Fourth Amended and Restated Investor Rights Agreement in connection with the merger.

Termination of Agreement

        The Fourth Amended and Restated Investor Rights Agreement provides the holders of FastChannel Registrable Securities (as defined therein) with certain rights with respect to the shares of FastChannel Registrable Securities held by such FastChannel stockholders, such as registration rights and rights of first refusal, and subjects such holders to certain restrictions with respect to such shares, such as restrictions on transfer. The rights and restrictions relate to the FastChannel Registrable Securities, which, in the event the merger is consummated, will be exchanged for shares of DG Systems common stock in accordance with the terms and conditions of the merger agreement, and such rights and restrictions will therefore cease to be in effect. In the event the merger is not consummated, the agreement will not be terminated and such rights and restrictions will remain in effect.

Recommendation of the Board of Directors

        The FastChannel Board of Directors unanimously recommends that you vote "FOR" the proposal to terminate the Fourth Amended and Restated Investor Rights Plan in connection with the merger.

INFORMATION REGARDING DG SYSTEMS' AND THE COMBINED COMPANY'S EXECUTIVE OFFICERS AND BOARD OF DIRECTORS

Executive Officers and Directors of DG Systems

        The current officers and directors of DG Systems are as follows:

Name	Age	Title(s)	Expiration of Term
Scott K. Ginsburg(3)	53	Chief Executive Officer and Chairman of the Board	2007
Omar A. Choucair(3)	44	Chief Financial Officer and Director	2006
David M. Kantor(1)	49	Director	2006
Cappy R. McGarr(2)	54	Director	2008
Kevin C. Howe(1)(2)	56	Director	2008
Anthony J. LeVecchio(2)	58	Director	2008

(1)
Member of the Compensation Committee

(2)
Member of the Audit Committee

(3)
Member of the Executive Committee

        Scott K. Ginsburg joined DG Systems in December 1998 as Chief Executive Officer and Chairman of the Board. In July 1999 until November 2003, Mr. Ginsburg remained DG Systems' Chairman but did not serve as Chief Executive Officer. Mr. Ginsburg reassumed the responsibilities as Chief Executive Officer of DG Systems in November 2003. Mr. Ginsburg founded the Boardwalk Auto Group in 1998, which consists of several car dealerships located in the Dallas area. From 1997 to 1998, Mr. Ginsburg served as Chief Executive Officer and Director of Chancellor Media Corporation. Mr. Ginsburg founded Evergreen Media Corporation in 1988, and was the co-founder of Statewide Broadcasting, Inc. and H&G Communications, Inc. Mr. Ginsburg earned a B.A. from George Washington University in 1974 and a J.D. from Georgetown University in 1978.

        Omar A. Choucair joined the DG Systems as Chief Financial Officer in July 1999 and has been a member of the Board of Directors of the DG Systems since November 2000. Prior to joining the DG Systems, Mr. Choucair served as Vice President of Finance for AMFM, Inc. (formerly Chancellor Media Corporation) and served as Vice President of Finance for Evergreen Media Corporation before it was acquired by Chancellor Media Corporation in 1997. Prior to entering the media industry, Mr. Choucair was a Senior Manager at KPMG LLP, where he specialized in media and telecommunications clients. Mr. Choucair received a B.B.A. from Baylor University.

        David M. Kantor has been a member of the Board of Directors of the DG Systems since August 1999. Since 2003, Mr. Kantor has been Vice Chairperson and Chief Executive Officer of Reach Media, a company that develops, acquires and partners in quality media and marketing opportunities targeting the African American population. Formerly, he was Senior Vice President for Network Operations of AMFM, Inc. (formerly Chancellor Media Corporation) and President of ABC Radio Network, having previously served as Executive Vice President. Prior to joining ABC Radio Network, he held executive positions with Cox Cable and Satellite Music Network. Mr. Kantor holds a B.S. from the University of Massachusetts and an MBA from Harvard Business School.

        Cappy R. McGarr has been a member of the Board of Directors of DG Systems since February 2001. Since 1999, Mr. McGarr has been President of McGarr Capital Holdings, LLC, an asset management company. He received Bachelor of Arts, Bachelor of Journalism and Master of Business Administration degrees from the University of Texas at Austin. Upon completing his graduate degree in 1977, Mr. McGarr was employed by Goldman, Sachs & Co. He serves on the Board of Trustees of The National Archives Foundation and the Board of Directors of the Lyndon Baines Johnson Foundation.

        Kevin C. Howe has been a member of the Board of Directors of DG Systems since February 2001. Since 1999, he has been the Managing Partner of Mercury Ventures. Mercury Ventures manages six different funds that invest in emerging technology companies that focus on Internet applications. Mr. Howe serves on the board of The Sage Group, plc. which is traded on the London Stock Exchange. Mr. Howe also sits on the boards of seven privately held technology firms. In 1985, he co-founded DacEasy, an early leader in packaged application software. In 1987, Mr. Howe led the sale of DacEasy to Insilco (a Fortune 500 company). In 1991, Mr. Howe led the carve-out of DacEasy from Insilco and subsequent sale to The Sage Group, plc. which had market capitalization of over $7 billion. He was Chief Executive Officer of the US operations of The Sage Group, plc. responsible for operations and acquisitions until 1999. In 1993, Mr. Howe also co-founded Martin Howe Associates, which was an early leader in the merchant credit card processing industry and a pioneer in wireless solutions. The company was sold in 1997 to PMT Services, Inc., a Nasdaq listed company. Mr. Howe received his MBA from Southern Methodist University in 1976.

        Anthony J. LeVecchio has been a member of the Board of Directors of DG Systems since August 2004. Since its formation in 1988, he has been the President of The James Group, a general business consulting firm that has advised clients across a range of high-tech industries. Prior to forming The James Group in 1988, Mr. LeVecchio was the Senior Vice President and Chief Financial Officer for VHA Southwest, Inc., a regional healthcare system. He currently serves on the Board of Directors of Microtune, Inc., a company that is listed on the Nasdaq National Market, and serves as the Chairman of its Audit Committee. He also currently serves on the Board of Directors of Ascendent Solutions, Inc., a company that is tracked on the OTC Bulletin Board and serves as the Chairman of its Audit Committee. Mr. LeVecchio was appointed to the Board of Directors on August 27, 2004 to fill the vacancy existing for a director to serve a term expiring at the 2005 annual meeting.

Executive Officers and Directors of the Combined Company

        Following the merger, the directors of the Combined Company will be nominated as follows: (a) two persons designated by FastChannel; (b) two persons designated by DG Systems, one of whom shall be Scott Ginsburg who shall serve as the Chairman of the board of directors; and (c) three persons designated by mutual agreement of FastChannel and DG Systems.

        In addition, immediately following the merger, the Combined Company will take action to appoint the following persons as officers: (a) Scott Ginsburg as Chief Executive Officer and (b) Omar Choucair as the Chief Financial Officer. Biographical information regarding Messrs. Ginsburg and Choucair is set forth above.

Related Party Transaction

        In connection with the Company's acquisition of MDX, a $6.5 million promissory note was issued to the seller of MDX and is payable over three years with an interest rate of the one month LIBOR rate for the applicable period with principal and then accrued interest due as follows: $1.5 million due on April 15, 2006, $2.0 million due on April 15, 2007, and $3.0 million due on April 15, 2008. DG Systems pays accrued interest on the promissory note on a quarterly basis. The promissory note has been personally guaranteed by Scott K. Ginsburg, DG System's Chief Executive Officer and Chairman of the Board. An independent valuation of Mr. Ginsburg's personal guarantee of the Company's debt was obtained for the purpose of determining an amount to compensate him for such guarantee. The valuation determined that the improved interest rate obtained by the Company as a direct result of the personal guarantee is worth approximately $0.3 million over the term of the loan. For the year ended December 31, 2005, the Company has recognized additional interest expense of $0.1 million associated with the guarantee.

Other Information

        In September 1999, a civil lawsuit was filed by the SEC in the United States District Court for the Southern District of Florida against Scott Ginsburg, the Chairman of the Board of the Company, his brother and his father. The lawsuit alleged that Mr. Ginsburg had violated the insider trading provisions of the federal securities laws by communicating material, non-public information to his brother in 1996 regarding the securities of EZ Communications, Inc. ("EZ") and in 1997 regarding the securities of Katz Media, Inc. ("Katz"). The lawsuit further alleged that Mr. Ginsburg's father and brother, relying upon the information allegedly furnished by Mr. Ginsburg, purchased securities in EZ and Katz, and subsequently profited from the sale of such securities.

        In April 2002, a jury found that Mr. Ginsburg did make these communications, known as "tipping," and therefore concluded that he had violated Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14e-3 thereunder. In July 2002, the United States District Court imposed a $1,000,000 civil penalty against Mr. Ginsburg.

        Mr. Ginsburg filed a motion asking the Court to set aside its ruling and the verdict of the jury. On December 19, 2002, the United States District Court granted Mr. Ginsburg's motion for judgment notwithstanding the verdict. The Court overturned the jury verdict in its entirety and set aside the civil penalty.

        On February 13, 2003, the SEC filed a Notice of Appeal, seeking to reverse the Court's decision and challenging the Court's earlier refusal to impose an injunction against Mr. Ginsburg. On March 19, 2004 a decision of a three-judge panel of the Eleventh Circuit U.S. Court of Appeals reversed the decision by the U.S. District Court for the Southern District of Florida on December 19, 2002. The Court of Appeals (i) reinstated the jury verdict that Mr. Ginsburg had, in matters unrelated to the Company, violated Sections 10(b) and 14(e) of the Exchange Act and Rules 10b-5 and 14e-3 thereunder, (ii) reinstated a $1 million civil penalty against Mr. Ginsburg and (iii) remanded the case to the District Court with instructions to enjoin Mr. Ginsburg from violations of the federal securities laws and regulations. The Court of Appeals did not bar Mr. Ginsburg from serving as an officer or director of a public company and the Company's Board immediately and unanimously moved to affirm Mr. Ginsburg in his capacity as Chairman of the Board of Directors.

Board of Directors Meetings and Committees

        During the fiscal year ended December 31, 2005, DG Systems board of directors held thirteen meetings and acted by written consent in lieu of a meeting on one occasion. For the fiscal year, each of the directors during the term of their tenure, attended or participated in at least 75% of the aggregate of (1) the total number of meetings or actions by written consent of the board and (2) the total number of meetings held by all committees of the board on which each such director served. DG Systems' board of directors has two standing committees: the Audit Committee and the Compensation Committee.

Director Compensation

        Except for grants of stock options, directors of DG Systems generally do not receive compensation for services provided as a director other than reimbursement for documented reasonable expenses incurred in connection with attendance at meetings of DG Systems' board of directors and the committees thereof. DG Systems also does not pay compensation for committee participation or special assignments of the board of directors.

        Non-employee board members are eligible for option grants pursuant to the provisions of DG Systems' 1995 Director Option Plan. Under the 1995 Director Option Plan, each non-employee director of DG Systems will be automatically granted an option to purchase 10,000 shares of DG Systems'

common stock (the "First Option") on the date on which the optionee first becomes a non-employee director of DG Systems, and each non-employee director will thereafter be granted an additional option to purchase 2,500 shares of DG Systems' common stock (the "Subsequent Option") on the next anniversary. The exercise price per share of all options granted under the 1995 Director Option Plan shall be equal to the fair market value of a share of DG Systems' common stock on the date of grant of the option. Shares subject to the First Option vest over 36 months, and shares subject to the Subsequent Option vest over 12 months beginning with the month following the second anniversary of its date of grant. The terms of the options granted are ten years.

        Directors who are also employees of DG Systems are eligible to receive options for common stock directly under the 1992 Stock Option Plan and, if officers of DG Systems, are also eligible to receive incentive cash bonus awards and are eligible to participate in the 1996 Employee Stock Purchase Plan.

Corporate Governance

  Independence

        The Board of Directors has determined, after considering all of the relevant facts and circumstances, that each of Mr. Howe, Mr. Kantor, Mr. LeVecchio and Mr. McGarr is independent from our management, as an "independent director" as defined under the Nasdaq Marketplace Rules. This means that none of those directors (1) is an officer or employee of DG Systems or its subsidiaries or (2) has any direct or indirect relationship with DG Systems that would interfere with the exercise of his independent judgment in carrying out the responsibilities of a director. As a result, DG Systems has a majority of independent directors as required by the Nasdaq Marketplace Rules.

  Code of Business Conduct and Ethics

        DG Systems has adopted a Code of Business Conduct and Ethics that applies to its directors, officers and employees. A copy of DG Systems' Code of Business Conduct and Ethics is available on its website at www.dgsystems.com by clicking first on "About Us," then on "Code of Ethics." DG Systems will also provide a copy of its Code of Business Conduct and Ethics, without charge, to any stockholder who so requests in writing.

  Executive Sessions of Independent Directors

        Beginning with meetings held after October 1, 2004, DG Systems' independent directors have had executive sessions at which only independent directors are present after every regularly scheduled meeting of the Board of Directors. Mr. Howe presides over these executive sessions. For information on how to communicate with DG Systems' independent directors, please see "—Communications with the Board of Directors" below.

  Communications with the Board of Directors

        Stockholders may communicate with the Board of Directors by writing to the Board in care of DG Systems' Secretary, Digital Generation Systems, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039. The Board of Directors has delegated responsibility for initial review of stockholder communications to DG Systems' Secretary. In accordance with the Board's instructions, the Secretary will forward the communication to the director or directors to whom it is addressed, except for communications that are (1) advertisements or promotional communications, (2) solely related to complaints by users with respect to ordinary course of business customer service and satisfaction issues or (3) clearly unrelated to our business, industry, management or Board or committee matters. In addition, the Secretary will make all communications available to each member of the Board, at the Board's next regularly scheduled meeting.

Board Committees

        The Board of Directors of DG Systems has three standing committees: the Audit Committee, the Compensation Committee and the Executive Committee. None of the directors who serve as members of the Audit Committee or the Compensation Committee are employees of DG Systems or any of its subsidiaries. DG Systems has no nominating committee or committee that recommends qualified candidates to the Board of Directors for nomination or election as directors. For further information on director nominations, please see "—Nominations to the Board of Directors" below.

  Audit Committee

        The Audit Committee operates under an Amended and Restated Charter of the Audit Committee adopted by DG Systems' Board of Directors, a copy of which was attached as Appendix A to DG Systems' 2004 Proxy Statement.

        The Audit Committee's functions include:

  •
  engaging independent auditors and determining their compensation;

  •
  making recommendations to the Board of Directors for reviewing the completed audit and audit report with the independent auditors, the conduct of the audit, significant accounting adjustments, recommendations for improving internal controls, and all other significant findings during the audit;

  •
  meeting at least quarterly with DG Systems' management and auditors to discuss internal accounting and financial controls, as well as results of operations reviews performed by the auditors;

  •
  determining the scope of and authorizing or approving any permitted non-audit services provided by the independent auditors and the compensation for those services; and

  •
  initiating and supervising any special investigation it deems necessary regarding DG Systems' accounting and financial policies and controls.

        The Audit Committee is composed solely of directors who are not officers or employees of DG Systems and who, DG Systems believes, have the requisite financial literacy to serve on the Audit Committee, have no relationship to DG Systems that might interfere with the exercise of their independent judgment, and meet the standards of independence for members of an audit committee under the rules of the Securities and Exchange Commission (the "SEC") and under the Nasdaq Marketplace Rules.

        In accordance with the rules and regulations of the SEC, the preceding paragraph regarding the independence of the members of the Audit Committee shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to Regulations 14A or 14C of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or to the liabilities of Section 18 of the Exchange Act and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, notwithstanding any general incorporation by reference of this section of this Joint Proxy Statement into any other filed document.

        Messrs. LeVecchio (Chairman), McGarr and Howe are the current members of the Audit Committee. The Board of Directors, after reviewing all of the relevant facts, circumstances and attributes, has determined that Mr. LeVecchio, the Chairman of the Audit Committee, is the sole "audit committee financial expert" on the Audit Committee.

        See "Audit Committee Report" below.

  Compensation Committee

        The Compensation Committee's functions include:

  •
  establishing and administering DG Systems' compensation policies;

  •
  determining, or recommending to the Board, the compensation of DG Systems' executive officers;

  •
  administering DG Systems' 1992 Stock Option Plan and DG Systems' 1995 Director Option Plan; and

  •
  overseeing the administration of other employee benefit plans and fringe benefits paid to or provided for DG Systems' officers.

        See "Executive Compensation—Compensation Committee Report" below. Messrs. Howe (Chairman) and Kantor are the current members of the Compensation Committee. All current members of the Compensation Committee are "independent directors" as defined under the Nasdaq Marketplace Rules.

  Executive Committee

        The Executive Committee was established in January 2001. The Executive Committee has the authority, between meetings of the Board of Directors, to take all actions with respect to the management of DG Systems' business that require action by the Board of Directors, except with respect to certain specified matters that by law must be approved by the entire Board of Directors. Messrs. Ginsburg and Choucair are the current members of the Executive Committee.

Committees and Meetings of the Board of Directors

        During 2005, the Board of Directors held thirteen meetings. The Audit Committee held five meetings during 2005, and the Compensation Committee did not have any meetings during 2005. Instead, all issues normally considered by the Compensation Committee were considered by the entire Board of Directors. All persons who were directors during 2005 attended at least 75% of the total of Board meetings and the meetings of committees on which they served.

Nominations to the Board of Directors

        The Board of Directors does not have a nominating committee or other committee that recommends qualified candidates to the Board for nomination or election as directors. The Board of Directors believes that, because of its relatively small size, it is sufficient for the independent directors to elect or recommend director nominees. The Board of Directors has adopted a nominations process that provides that DG Systems' independent directors (as defined under the Nasdaq Marketplace Rules), acting by a majority, are authorized to recommend individuals to the Board of Directors for the Board's election as director nominees. Under the rules promulgated by the SEC, the independent directors are, therefore, treated as a "nominating committee" for the purpose of the disclosures in this section of this Joint Proxy Statement.

        With respect to the nominations process, the independent directors do not operate under a written charter, but under resolutions adopted by the Board of Directors.

        The independent directors are responsible for reviewing and interviewing qualified candidates to serve on the Board of Directors, for making recommendations to the full Board for nominations to fill vacancies on the Board, and for electing the management nominees for the directors to be elected by DG Systems' stockholders at each annual meeting. The independent directors have not established specific minimum age, education, experience or skill requirements for potential directors. The independent directors have, however, been authorized by the Board of Directors to take into account all factors they consider appropriate in fulfilling their responsibilities to identify and recommend individuals to the Board as director nominees. Those factors may include, without limitation, the following:

  •
  an individual's business or professional experience, accomplishments, education, judgment, understanding of the business and the industry in which DG Systems operates, specific skills and talents, independence, time commitments, reputation, general business acumen and personal and professional integrity or character;

  •
  the size and composition of the Board and the interaction of its members, in each case with respect to the needs of DG Systems and its stockholders; and

  •
  regarding any individual who has served as a director of DG Systems, his past preparation for, attendance at, and participation in meetings and other activities of the Board or its committees and his overall contributions to the Board and DG Systems.

        The independent directors may use multiple sources for identifying and evaluating nominees for directors, including referrals from DG Systems' current directors and management as well as input from third parties, including executive search firms retained by the Board. The independent directors will obtain background information about candidates, which may include information from directors' and officers' questionnaires and background and reference checks, and will then interview qualified candidates. DG Systems' other directors will also have an opportunity to meet and interview qualified candidates. The independent directors will then determine, based on the background information and the information obtained in the interviews, whether to recommend to the Board of Directors that a candidate be nominated to the Board.

        The independent directors will consider qualified nominees recommended by stockholders, who may submit recommendations to the independent directors in care of DG Systems' Board of Directors through a written notice as described under "—Corporate Governance—Communications with Directors" above. To be considered by the independent directors, a stockholder nomination (1) must be submitted by June 15, 2006, (2) must contain a statement by the stockholder that such stockholder holds, and has continuously held for at least a year before the nomination, at least $2,000 in market value or 1% of the shares of Common Stock and that such stockholder will continue to hold at least that number of shares through the date of the annual meeting of stockholders, and (3) must be accompanied by a description of the qualifications of the proposed candidate and a written statement from the proposed candidate that he or she is willing to be nominated and desires to serve, if elected. Nominees for director who are recommended by DG Systems' stockholders will be evaluated in the same manner as any other nominee for director.

Director Compensation

        Other than Mr. LeVecchio and except for grants of stock options, directors of DG Systems generally do not receive compensation for services provided as a director other than reimbursement for documented reasonable expenses incurred in connection with attendance at meetings of DG Systems' Board of Directors and the committees thereof. Other than Mr. LeVecchio, DG Systems also does not pay compensation for committee participation or special assignments of the Board of Directors. Mr. LeVecchio is paid $25,000 as an annual retainer, $1,000 for each meeting of the Board attended, and $750 for each meeting of the Audit Committee attended.

        All non-employee Board members are eligible for option grants pursuant to the provisions of DG Systems' 1995 Director Option Plan described herein. In connection with Mr. LeVecchio's appointment to the Board of Directors, he was granted options to purchase 10,000 shares of Common Stock. Directors who are also employees of DG Systems are eligible to receive options for Common Stock directly under the 1992 Stock Option Plan and, if officers of DG Systems, are also eligible to receive incentive cash bonus awards and are eligible to participate in the 1996 Employee Stock Purchase Plan.

Executive Compensation and Related Information

        The following Summary Compensation Table sets forth the compensation earned by DG Systems' Chief Executive Officer and the other executive officer (collectively, the "Named Officers"):

		Annual Compensation							Long-Term Compensation Awards
Name and Principal Position	Year	Salary		Bonus		Other Annual Compensation			Securities Underlying Options
Scott K. Ginsburg Chairman of the Board and Chief Executive Officer	2005 2004 2003	$ $ $	250,000 250,000 250,000	$ $ $	— 20,000 —	$ $ $	12,000 12,462 12,000	(1) (1) (1)	— — —
Omar A. Choucair Chief Financial Officer	2005 2004 2003	$ $ $	200,000 190,000 184,731	$ $ $	— 20,000 —	$ $ $	6,000 6,000 500	(1) (1) (1)	— — 25,000

(1)
Reimbursement of automobile expenses.

Option Grants

        No stock option grants were made to any Named Officers in 2005 and no stock appreciation rights were granted to any Named Officer during such year.

Repricing/Warrant Modifications

        On December 21, 2005, the board of directors of DG Systems approved a proposal to (1) extend the expiration date of certain fully-vested, outstanding warrants to purchase common stock of the Company held by Scott K. Ginsburg, Chairman and Chief Executive Officer, and Omar A. Choucair, Chief Financial Officer, until December 31, 2010, and (2) reduce the strike price of the warrants to $1.00. Prior to these modifications, Mr. Ginsburg held fully vested warrants as follows: (1) warrant to purchase 1,460,067 shares of Common Stock, strike price $3.25, with an expiration date of December 20, 2006; (2) warrant to purchase 1,548,460 shares of Common Stock, strike price $3.25, with an expiration date of February 20, 2008; and (3) warrant to purchase 3,509,730 shares of Common Stock, strike price $1.44, with an expiration date of March 20, 2008. Prior to the approved modifications, Mr. Choucair held a fully vested warrant to purchase 86,660 shares of Common Stock, strike price $1.44 and an expiration date of March 20, 2008. In recognition of the efforts of Messrs. Ginsburg and Choucair during the previous year, and in order that the foregoing warrants would continue to provide an incentive to each of them, the board of directors determined that such repricing was in the best interests of DG Systems.

        The following table sets forth certain information regarding amendments to warrants held by certain DG Systems' executive officers.

		TEN-YEAR OPTION/SAR REPRICINGS
Name	Date	Number of Securities Underlying options/SAR's repriced or amended	Market price of stock at time of repricing or amendment		Exercise price at time of repricing or amendment		New Exercise price		Length of original option term Remaining at date of repricing or amendment
Scott K. Ginsburg, Chairman and Chief Executive Officer	12/21/2005	1,460,067 1,548,460 3,509,730	$ $ $	.54 ..54 ..54	$ $ $	3.25 3.25 1.44	$ $ $	1.00 1.00 1.00	12 months 26 months 27 months
Omar A. Choucair, Chief Financial Officer	12/21/2005	86,660	$	..54		$1.44		$1.00	27 months

Aggregate Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

        The following table sets forth information concerning option exercises during 2005 and option holdings as of the end of 2005 with respect to any of the Named Officers. No stock appreciation rights were outstanding at the end of the year.

			Number of Securities Underlying Unexercised Options at Year End		Value of Unexercised in-the-Money Options at Year End(1)
Name	Shares Acquired on Exercise	Value Realized
			Exercisable	Unexercisable	Exercisable	Unexercisable
Scott K. Ginsburg	—	$—	507,258	1,042	$—	$—
Omar A. Choucair	—	$—	729,049	19,271	$—	$—

(1)
Based on the fair market value of the Common Stock at December 31, 2005, of $0.54 per share, less the exercise price payable for each share.

Employment Contracts and Change in Control Arrangements

        Pursuant to an employment agreement dated December 10, 2003, as amended, between Mr. Choucair and DG Systems (the "Agreement"), DG Systems agreed to employ Mr. Choucair as its Senior Vice President and Chief Financial Officer from the date of the Agreement through December 31, 2006. Under the Agreement, Mr. Choucair is entitled to an annualized base salary of $190,000 for the period beginning January 1, 2004, and $200,000 effective January 1, 2005 to December 31, 2006. DG Systems retained the right to increase the base compensation as it deems necessary. In addition, Mr. Choucair is entitled to participate in DG Systems' stock option plans, is entitled to four weeks of paid vacation per calendar year and is to receive a car allowance totaling $500 per month for the term of the contract. Finally, during the term of the Agreement, DG Systems shall pay the amount of premiums or other costs incurred for the coverage of Mr. Choucair and his spouse and dependent family members under DG Systems' health plan.

        The Agreement also includes provisions respecting severance, non-solicitation, non-competition, and confidentiality obligations. Pursuant to the Agreement, if Mr. Choucair terminates his employment for Good Reason (as described below), or, following consummation of the merger with FastChannel, is terminated prior to the end of the Employment Term by DG Systems other than for Cause (as described below) or death, he shall be entitled to all remaining salary to the end of the Employment Term, plus salary from the end of the Employment Term through the end of the third anniversary of the Date of Termination, at the rate of salary in effect on the Date of Termination in a lump sum payment. He shall have no obligation to seek other employment and any income so earned shall not reduce the foregoing amounts. If Mr. Choucair is terminated by DG Systems for Cause (as described below), or at the end of the Employment Term, he shall not be entitled to further compensation. Following the end of the Employment Term, upon termination of his employment with DG Systems for any reason other than Cause, but upon ninety days prior written notice if such termination is by Mr. Choucair, DG Systems shall pay to Mr. Choucair his salary as then in effect for a period of six months. Under the Agreement, Good Reason includes the assignment of duties inconsistent with the title of Chief Financial Officer, a material reduction in salary and perquisites, the relocation of DG Systems principal office by 20 miles, the transfer to an office other than the principal office or a material breach of the Agreement by DG Systems. Under the Agreement, Cause includes conviction of or a plea of guilty or nolo contendre by Mr. Choucair to a felony or certain criminal conduct against DG Systems, habitual neglect of or failure to perform his duties to DG Systems or any material breach of the Agreement by Mr. Choucair.

Compensation Committee Report

        The Compensation Committee of DG Systems' Board of Directors (the "Compensation Committee" or the "Committee") reviews and approves DG Systems' compensation policies. The following is the report of the Compensation Committee describing the compensation policies applicable to the compensation of DG Systems' Chief Executive Officer and other executive officers for 2005.

        For 2005, the process utilized by the Committee in determining executive officer compensation levels was based on the subjective judgment of the Committee. Among the factors considered by the Committee were the recommendations of the Chief Executive Officer with respect to the compensation of DG Systems' key executive officers. However, the Committee made the final compensation decisions concerning such officers.

        General Compensation Philosophy.    DG Systems' philosophy in setting its compensation policies for executive officers is to maximize stockholder value over time. The primary goal of DG Systems' executive compensation program is, therefore, to closely align the interests of the executive officers with those of DG Systems' stockholders. To achieve this goal, DG Systems attempts to (i) offer compensation opportunities that attract and retain executives whose abilities are critical to the long-term success of DG Systems, motivate individuals to perform at their highest level and reward outstanding achievement, (ii) maintain a portion of the executive total compensation at risk, with payment of that portion tied to achievement of financial, organizational and management performance goals, and (iii) encourage executives to manage from the perspective of owners with an equity stake in DG Systems. The Compensation Committee currently uses salary, incentive cash bonus awards and long-term stock-based incentives to meet these goals.

        Base Salary.    The base salary component of total compensation is primarily designed to attract, motivate, reward and retain highly skilled executives and to compensate executives competitively within the industry and the marketplace. In establishing base salaries of executive officers, the Compensation Committee evaluates each executive's salary history, scope of responsibility at DG Systems, prior experience, past performance for DG Systems, expected contribution to DG Systems' future success and recommendations from management. The Compensation Committee also takes into account the salaries for similar positions at comparable companies in DG Systems' industry, based on each individual Committee member's industry experience, and the position of each executive officer's base pay relative to the total compensation package, including cash incentives and long-term stock based incentives. In making its salary decisions, the Compensation Committee exercised its discretion and judgment based upon these factors. No specific formula was applied to determine the weight of each factor.

        Incentive Cash Bonuses.    Cash bonuses are considered annually based on factors such as competitive trends, overall financial performance of DG Systems and individual performance of the executive officer. The Compensation Committee has full discretion in determining incentive bonus amounts, which amounts are not required to be tied to any objective criteria or calculation. The Compensation Committee, in its discretion, approved cash bonuses to selected executive officers during 2004. Cash bonuses were not approved during 2005 or 2003.

        Long-Term Incentive Compensation.    The Compensation Committee views stock option grants as an important component of its long-term, performance-based compensation philosophy. DG Systems considers long-term incentives to its Chief Executive Officer and its other executive officers. The purpose of such option grants is to attract and retain the best employee talent available and to create a direct link between executive compensation and the long-term performance of DG Systems. The Compensation Committee believes that stock options directly motivate its executive officers to maximize long-term stockholder value. The options also utilize vesting periods that encourage key executives to continue in the employ of DG Systems. All options granted to executive officers to date have been granted at the fair market value of the Common Stock on the date of grant. Accordingly, the option will provide a return to the executive officer only if he or she remains employed by DG Systems, and then only if the market price of the Common Stock appreciates over the option term. The Board of Directors and/or the Compensation Committee consider the grant of each option subjectively, considering factors such as the individual performance of the executive officer and the anticipated contribution of the executive officer to the attainment of DG Systems' long-term strategic performance goals.

        Chief Executive Officer Compensation.    Mr. Ginsburg joined DG Systems in December 1998 as Chief Executive Officer and Chairman of the Board. In July 1999 until November 2003, Mr. Ginsburg remained DG Systems' Chairman but did not serve as Chief Executive Officer. Mr. Ginsburg reassumed the responsibilities as Chief Executive Officer of DG Systems in November 2003. Mr. Ginsburg's compensation was based on his experience and responsibility as well as compensation offered to similarly situated executives.

        Tax Limitation.    Under the Federal tax laws, a publicly held company such as DG Systems will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. To qualify for an exemption from the $1 million deduction limitation, the stockholders were asked to approve a limitation under DG Systems' 1992 Stock Option Plan on the maximum number of shares of Common Stock for which any one participant may be granted stock options per calendar year. Because this limitation was adopted, any compensation deemed paid to an executive officer when he or she exercises an outstanding option under the 1992 Stock Option Plan with an exercise price equal to the fair market value of the option shares on the grant date will qualify as performance-based compensation that will not be subject to the $1 million limitation. Since the cash compensation paid to DG Systems' executive officers for 2005 did not exceed the $1 million limit per officer and it was not expected that the cash compensation to be paid to any executive officer for 2006 would exceed this limit, the Committee deferred any decision on whether to limit the dollar amount of all other compensation payable to DG Systems' executive officers to the $1 million cap.

Respectfully submitted,
COMPENSATION COMMITTEE:
Kevin C. Howe David M. Kantor

Compensation Committee Interlocks and Insider Participation

        The current members of the Compensation Committee are Messrs. Howe (Chairman) and Kantor. All current members of the Compensation Committee are "independent directors" as defined under the Nasdaq Marketplace Rules. Messrs. Howe and Kantor were the members of the Compensation Committee during 2004. Neither of these individuals were at any time during 2005, or at any other time, an officer or employee of DG Systems.

        No executive officer of DG Systems serves as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of DG Systems' Board of Directors or Compensation Committee.

Stock Performance Table

        The table set forth below compares the cumulative total stockholder return on the Common Stock between December 31, 2000 and December 31, 2005 with the cumulative total return of (i) the Nasdaq Non-Financial Stocks Index and (ii) the Nasdaq Computer and Data Processing Stocks Index, over the same period. This table assumes the investment of $100.00 on December 31, 2000 in the Common Stock, the Nasdaq Non-Financial Stocks Index and the Nasdaq Computer and Data Processing Stocks Index, and assumes the reinvestment of dividends, if any.

        The comparisons shown in the table below are based upon historical data. DG Systems cautions that the stock price performance shown in the table below is not indicative of, nor intended to forecast, the potential future performance of the Common Stock. Information used in the graph was obtained from information published by Nasdaq and SG Cowen, sources believed to be reliable, but DG Systems is not responsible for any errors or omissions in such information.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
AMONG DIGITAL GENERATION SYSTEMS, INC., THE NASDAQ NON-FINANCIAL INDEX,
AND THE NASDAQ COMPUTER & DATA PROCESSING INDEX

*$100 invested on 12/31/00 in stock or index-including reinvestment of dividends. Fiscal year ending December 31.

	Cumulative Total Return
	12/00	12/01	12/02	12/03	12/04	12/05
DIGITAL GENERATION SYSTEMS, INC.	100.00	52.24	50.35	105.41	58.82	25.41
NASDAQ NON-FINANCIAL STOCKS INDEX	100.00	77.54	52.52	79.52	86.01	87.67
NASDAQ COMPUTER & DATA PROCESSING STOCKS INDEX	100.00	85.09	62.20	80.62	94.66	94.83

        Notwithstanding anything to the contrary set forth in any of DG Systems' previous or future filings under the Securities Act or the Exchange Act that might incorporate this report or future filings made by DG Systems under those statutes, the Audit Committee Report, the Compensation Committee Report and Stock Performance Graph shall not be deemed filed with the SEC and shall not be deemed incorporated by reference into any of those prior filings or into any future filings made by DG Systems under those statutes.

Security Ownership Of Certain Beneficial Owners And Management

DG Systems

        The following table sets forth, as of February 28, 2006 (except where otherwise noted), certain information with respect to shares beneficially owned by (i) each person who is known by DG Systems to be the beneficial owner of more than five percent of DG Systems' outstanding shares of Common

Stock, (ii) each of DG Systems' directors, (iii) each of the executive officers of DG Systems named in the Summary Compensation Table and (iv) all current directors and executive officers as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date. As of February 28, 2006, the directors and executive officers of DG Systems owned 24,276,856 shares of common stock entitled to vote, representing 32.7% of the outstanding shares of common stock.

	Shares Beneficially Owned as of December 31, 2005(1)(2)
Beneficial Owner	Number of Shares	Percentage of Class
Scott K. Ginsburg(3) Moon Doggie Family Partnership	30,887,888	38.0%
Omar A. Choucair(4)	852,074	1.1%
David M. Kantor(5)	122,778	*
Cappy R. McGarr(6)	302,778	*
Kevin C. Howe(6)	259,438	*
Anthony J. LeVecchio(7)	30,278	*
All directors and executive officers as a group (6 persons)(8)	32,455,233	39.4%

*
Less than 1% of the outstanding shares of common stock.

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to DG Systems' knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of Common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each beneficial owner listed is 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039.

(2)
The number of shares of common stock outstanding as of February 28, 2006 was 74,219,397. The number of beneficially owned shares includes shares issuable pursuant to stock options and warrants that may be exercised within sixty days after February 28, 2006.

(3)
Based on a filing with the Securities and Exchange Commission, dated January 22, 2001, indicating beneficial ownership as of such date. Includes 20,941,197 shares held of record by Scott K. Ginsburg and 2,920,134 shares held in the name of Moon Doggie Family Partnership, L.P. Scott K. Ginsburg, DG Systems' Chief Executive Officer and Chairman of the Board, is the sole general partner of Moon Doggie Family Partnership, L.P. Includes options exercisable into 508,300 shares of common stock, warrants issued to Moon Doggie Family Partnership, L.P. exercisable into 3,008,527 shares of common stock and warrants issued to Scott K. Ginsburg exercisable into 3,509,730 shares of common stock.

(4)
Includes options exercisable into 741,549 shares of common stock and warrants exercisable into 86,660 shares of common stock.

(5)
Includes options exercisable into 112,778 shares of common stock.

(6)
Includes options exercisable into 102,778 shares of common stock.

(7)
Includes options exercisable into 5,278 shares of common stock.

(8)
Includes options exercisable into 1,573,460 shares of common stock and warrants exercisable into 6,604,917 shares of common stock.

FastChannel

        The following table sets forth, as of December 31, 2005 (except where otherwise noted), certain information with respect to shares beneficially owned by (i) each person who is known by FastChannel to be the beneficial owner of more than five percent of FastChannel's outstanding shares of common stock, (ii) each of FastChannel's directors, (iii) each of the executive officers of FastChannel named in the Summary Compensation Table and (iv) all current directors and executive officers as a group. All amounts shown give effect to the conversion of all shares of preferred stock into common stock. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

	Shares Beneficially Owned as of December 31, 2005(1)(2)
	Series A-1 Preferred		Series B-1 Preferred		Series C-1 Preferred		Series D-1 Preferred		Series E-1 Preferred		Series F Preferred		Total Preferred		Common		Total
Beneficial Owner	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	% of Class	Shares	%
Crosspoint Venture Partners(4) The Pioneer Hotel Building 2925 Woodside Road Woodside CA 94062	—	*	75,978	2.6%	—	*	—	*	3,736,921	43.8%	9,686,794	57.2%	13,499,693	39.9%	425,450	3.1%	13,925,143	29.2%
U. S. Ventures, LP c/o Ticonderoga Capital 40 William Street Suite G20 Wellesley MA 02481	637,908	25.0%	393,740	13.6%	1,486,339	61.8%	—	*	413,379	4.8%	775,221	4.6%	3,706,587	11.0%	429,063	3.1%	4,135,650	8.7%
Ackerley Partners, LLC(6) 1301 Fifth Avenue Suite 4000 Seattle WA 98101	—	*	—	*	—	*	—	*	373,692	4.4%	2,433,658	14.4%	2,807,350	8.3%	581,748	4.2%	3,389,098	7.1%
Thomas M. Luddy(3) 64 Heather Drive New Canaan CT 06840	212,500	8.3%	772,594	26.7%	—	*	—	*	754,938	8.8%	753,417	4.5%	2,493,449	7.4%	240,212	1.7%	2,733,661	5.7%
Patrick B. Flavin(3) c/o Flavin Blake & Co. LP Metro Center One Station Place Stamford CT 06902	419,573	16.4%	336,431	11.6%	59,016	2.5%	—	*	1,074,346	12.6%	487,403	2.9%	2,376,769	7.0%	212,568	1.5%	2,589,337	5.4%
Coqui Capital Partners, LP(7) 1775 Broadway Suite 604 New York, NY 10019	—	*	445,804	15.4%	819,672	34.1%	169,724	31.5%	41,338	*	607,959	3.6%	2,084,497	6.2%	159,043	1.2%	2,243,540	4.7%
Boston Capital Ventures III(5)(8) 114 State Street 6th Floor Boston MA 02109	883,495	34.6%	250,000	8.6%	—	*	308,163	57.1%	1,131,332	13.3%	819,795	4.8%	3,392,785	10.0%	385,141	2.8%	3,777,926	7.9%
Eugene P. Conese, Jr.(10)	—	*	—	*	—	*	—	*	—	*	—	*	—	*	1,618,035	11.7%	1,618,035	3.4%
Mass Capital Resource Company(11) The Berkeley 420 Boylston Street Boston MA 02116	—	*	—	*	—	*	—	*	—	*	—	*	—	*	1,232,708	8.9%	1,232,708	2.6%
Executives/Directors as a Group
Roland, John C.(9)															727,625	5.2%	727,625	1.5%
Gallagher, Lisa															210,000	1.5%	210,000	*
Jones, Chris															257,372	1.9%	257,372	*
William Donner	—	*	—	—	—	*	—	*	—	*	—	*	—	*	25,000	*	25,000	*
All directors and executive officers as a group (4 persons)	—	*	—	—	—	*	—	*	—	*	—	*	—	*	1,219,997	8.9%	1,219,997	2.5%

*
Less than 1% of such class.

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to FastChannel's knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of Common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each beneficial owner listed is 250 First Avenue, Suite 102, Needham, Massachusetts 02494.

(2)
The number of shares outstanding as of April 18, 2006 was 47,601,064 which includes the preferred stock on an as converted to common stock basis and includes shares issuable pursuant to stock options and warrants that may be exercised within sixty days after April 18, 2006.

(3)
The number of shares includes shares held in trusts for which the designated individual has beneficial ownership.

(4)
Includes 13,925,143 shares held in the name of Crosspoint Venture Partners. Jim Dorrian is a general partner of Crosspoint Venture Partners and Mr. Dorrian disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.

(5)
Includes 2,030,675 shares held in the name of Boston Capital Ventures III, 1,362,858 shares held in the name of EMJO Investments, Ltd., 69,279 shares held in the name of Southwark Corporation, 51,564 shares held in the name of von der Goltz Children's Trust, H.J. von der Goltz, Trustee, and 5,703 shares held in the name of von der Goltz, Joachim Alexander, Custodian for Alexandra. Includes warrants issued to Boston Capital Ventures III exercisable into 242,610 shares of commons stock and warrants issued to von der Goltz Children's Trust, H.J. von der Goltz, Trustee exercisable into 21,487 shares of common stock. Johan von der Goltz is a general partner of Boston Capital Ventures and Mr. von der Goltz disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.

(6)
Includes warrants exercisable into 381,748 shares of common stock.

(7)
Includes warrants exercisable into 71,487 shares of common stock.

(8)
Includes warrants exercisable into 236,360 shares of common stock.

(9)
Includes warrants exercisable into 125 shares of common stock.

(10)
Includes options exercisable into 678,814 shares of common stock.

(11)
Includes warrants exercisable into 1,232,708 shares of common stock.

Combined Company

        The following table sets forth, as of December 31, 2005 (except where otherwise noted), but giving effect to the issuance of common stock in the merger, certain information with respect to shares beneficially owned by (i) each person who is anticipated to be the beneficial owner of more than five percent of the common stock of the Combined Company, (ii) each of the Combined Company's directors, (iii) each of the executive officers of the Combined Company and (iv) all directors and executive officers of the Combined Company as a group. Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option or warrant) within sixty (60) days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of such acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

	Shares Beneficially Owned as of December 31, 2005(1)(2)
Beneficial Owner	Number of Shares	Percentage of Class
Scott K. Ginsburg(3) Moon Doggie Family Partnership	30,887,888	23.2%
Omar A. Choucair(4)	851,032	*
CrossPoint Venture Partners(5) The Pioneer Hotel Building 2925 Woodside Road Woodside, CA 94062	16,739,456	13.3%
All directors and executive officers as a group (2 persons)(6)	31,738,920	23.7%

*
Less than 1% of the Combined Company common stock.

(1)
Except as indicated in the footnotes to this table and pursuant to applicable community property laws, to DG Systems' knowledge, the persons and entities named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Unless otherwise indicated, the business address of each beneficial owner listed is, or will be, 750 West John Carpenter Freeway, Suite 700, Irving, TX 75039

(2)
The number of shares of common stock outstanding as of December 31, 2005 was 74,219,397, and assumes the issuance of 52,062,712 shares in the merger. The number of beneficially owned shares includes shares issuable pursuant to stock options and warrants that may be exercised within sixty days after December 31, 2005.

(3)
Based on a filing with the Securities and Exchange Commission, dated January 22, 2001, indicating beneficial ownership as of such date. Includes 20,941,197 shares held of record by Scott K. Ginsburg and 2,920,134 shares held in the name of Moon Doggie Family Partnership, L.P. Scott K. Ginsburg, DG Systems' Chief Executive Officer and Chairman of the Board, is the sole general partner of Moon Doggie Family Partnership, L.P. Includes options exercisable into 508,300 shares of common stock, warrants issued to Moon Doggie Family Partnership, L.P. exercisable into 3,008,527 shares of common stock and warrants issued to Scott K. Ginsburg exercisable into 3,509,730 shares of common stock.

(4)
Includes options exercisable into 740,507 shares of common stock and warrants exercisable into 86,660 shares of common stock.

(5)
The number of shares beneficially owned by Crosspoint Venture Partners represents the number of shares of DG common stock issuable to it in connection with the merger assuming that the total number of FastChannel shares outstanding as of December 31, 2005 was 47,738,061, which includes all shares issuable pursuant to stock options and warrants that may be exercised within 60 days of December 31, 2005 (including shares issuable to Crosspoint Venture Partners).

(6)
Includes options exercisable into 1,253,807 shares of common stock and warrants exercisable into 6,604,917 shares of common stock.

Certain Relationships and Related Transactions

        None of the persons identified as being directors or executive officers of the Combined Company (1) has entered into any transaction or series of similar transactions with DG Systems or FastChannel since January 1, 2003, (2) has any relationship, or has had any relationship since January 1, 2003, with DG Systems or FastChannel, or (3) has outstanding indebtedness, or has had any outstanding indebtedness since January 1, 2003, to DG Systems or FastChannel, which (in any case) requires disclosure under Item 404 of the SEC's Regulation S-K.

THE COMPANIES

        The discussion in this joint proxy statement/prospectus contains forward-looking statements that involve risks and uncertainties. FastChannel's and DG Systems' actual results may differ significantly from the results discussed in the forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in "RISK FACTORS."

DG SYSTEMS BUSINESS

General

        DG Systems offers a suite of digital technology products and services through Digital Generation Systems, Inc. ("DGS") and its wholly owned subsidiaries AGT Broadcast, Inc. ("Broadcast"), SourceTV, Inc. ("Source"), Media DVX, Inc. ("MDX"), and StarGuide Digital Networks, Inc. ("StarGuide"). DG Systems operates a nationwide digital network out of its Network Operation Center ("NOC") located in Irving, Texas. The network beneficially links more than 5,000 advertisers and advertising agencies with more than 3,800 television, cable, and network broadcast destinations and over 10,000 radio stations across the United States and Canada. Through the NOC, DG Systems delivers audio, video, image and data content that comprise transactions between the advertising and broadcast industries. Through StarGuide, DG Systems develops and sells proprietary digital software, hardware and communications technology, including various bandwidth satellite receivers, audio compression codes and software to operate integrated digital multimedia networks, and offers related engineering consulting services.

Available Information

        DG Systems files annual reports, quarterly reports, proxy statements and other documents with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). The public may read and copy any materials that DG Systems files with the SEC at the SEC's Public Reference Room at 450 Fifth Street N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Also, the SEC maintains a website that contains reports, proxy and information statements, and other information regarding issuers, including DG Systems, that file electronically with the SEC. The public can obtain any documents that DG Systems files with the SEC at http://www.sec.gov.

        DG Systems also makes available free of charge through its website (www.dgsystems.com) DG Systems' Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and, if applicable, amendments to those reports filed or furnished pursuant to the Exchange Act as soon as reasonably practicable after DG Systems electronically files such material with, or furnishes it to, the SEC.

Industry Background

        Increasing demand for reliable and rapid means of information transfer in the broadcast, scientific, education, entertainment, home-computing, and telecommunications industries has driven a number of technical innovations in recent years. In particular, digital distribution technologies are increasingly used for distributing information in forms such as audio, video, text, and data. Digitized information can be stored, manipulated, transmitted, and reproduced more easily, more rapidly, with less degradation, and in greater volumes than traditional analog or hard copy information.

        While many radio and television broadcasters now embrace digital technology for much of their production processes and in-station media management, current methods for the distribution of audio and video advertising content are based primarily on the manual duplication and physical delivery of analog tapes. According to industry sources, there are approximately 11,000 commercial radio and 4,565 television, cable, and network broadcast destinations in the United States. These stations generate revenue by selling airtime to advertisers. Advertising is most frequently produced under the direction of advertising agencies for large national or regional advertisers or by station personnel for local advertisers. Advertising is characterized as "network" or "spot," depending on how it is bought and distributed. Network advertising typically is delivered to stations as part of a "network feed" (bundled with network programming), while spot advertising is delivered to stations independently of other programming content.

        Spot advertising airtime typically is purchased by advertising agencies or media buying firms, on behalf of advertisers. Advertisers and their agencies select individual stations or groups of stations to support marketing objectives, which usually are based on the stations' geographic and other demographic characteristics. The actual commercials or "spots" typically are produced at a digital production studio and recorded on digital tape. Variations of the spot intended for specific demographic groups also are produced at this time. The spots undergo a review of quality and content before being cleared for distribution to broadcast stations. Tapes containing the spot and its variations are then duplicated on analog tape, packaged, labeled and shipped to the radio and television stations and cable head-ends specified by the advertiser or its agency.

        The predominant method for distributing spot advertisements to radio and television stations traditionally has been physical delivery of analog audio or videotapes. DG Systems estimates that approximately 5% of radio spots and more than 50% of video spots are delivered by air express services. Many companies, commonly known as "dub and ship houses," which are businesses that duplicate audio and video tapes, assemble them according to agency-specified bills of material and package them for air express delivery. DG Systems estimates that approximately 95% of the market for audio spot deliveries and approximately 50% of video spot deliveries has transitioned to digital distribution.

        To meet their growing need for solutions that offer reliable, high-quality digital information distribution, some companies have deployed their own terrestrial-based local and wide area computer networks. These systems are typically very costly to deploy, use, and maintain. Additionally, upgrading these systems to keep abreast of technical innovations can be particularly difficult and costly.

        Other digital communication and transmission technologies, such as private network satellite systems, can offer more cost-effective and reliable solutions for the digital transmission requirements of data intensive businesses, including radio and television broadcasting. Satellite distribution can be particularly effective at meeting the needs of point-to-multipoint transmission, or "multicasting," and other broadcasting applications.

        DG Systems has developed proprietary software and hardware systems that can address the need for data distribution services that are both economically and technologically suitable to various commercial applications. Many of these systems are currently deployed and in service, and DG Systems continues to upgrade its technology, and to deploy additional units in the marketplace.

Products and Services

        DG Systems currently markets and provides its products and services through DGS (which includes Broadcast), StarGuide and Source. See Note 17 to DG Systems' consolidated financial statements and related notes, included herein, for financial information related to DG Systems' business segments.

        DGS provides electronic and physical distribution of and ancillary post-production services for broadcast commercial content to advertising agencies, production studios, and broadcast stations throughout the United States and Canada. Through its NOC, DGS operates a digital network, currently connecting more than 5,000 advertisers and advertising agencies with more than 3,100 television, cable, and network broadcast destinations and over 10,000 radio stations across the United States and Canada. This network enables the rapid, cost-effective, and reliable electronic transmission of audio and video spots and other content and provides a high level of quality, accountability, and flexibility to both advertisers and broadcasters. With the DGS network, transmissions are automatically routed to stations through a computerized on-line transaction and delivery system and arrive, in text format, at stations in as little as one hour after an order is received. Typically, associated traffic instructions are simultaneously transmitted by facsimile to minimize station handling and scheduling errors. Shortly after a spot is delivered to a station, DGS sends the customer a confirmation specifying the time of delivery. Additionally, DGS' digital network delivers close to "master" quality audio or video to broadcast stations, which is equal to or superior to that currently delivered on analog tape.

        DGS generates its revenues from advertising agencies as well as from production studios and dub and ship houses that consolidate and forward the deliveries to broadcast stations. DGS has historically operated and currently operates without substantial backlog. DGS receives distribution orders with specific bills of material, routing and timing instructions provided by the customer. These orders are entered into DGS' computer system either by the customer (through an internet-based order-entry system) or by DGS customer service personnel, and are scheduled for electronic delivery, if a station is on DGS' network, or for physical delivery via DGS' various dub and ship facilities, if a destination station is not on the network.

        Audio content is received electronically at DGS' NOC from Record Send Terminals and Client Workstations that are owned by DGS and deployed primarily in production studios. In addition, audio can be received using DGS' Upload internet audio collection system ("DG Upload"). When audio spots are received, company personnel quality-assure the audio content and then initiate the electronic transaction to transmit various combinations of audio to designated radio stations. Audio transmissions are delivered over standard telephone or ISDN lines to servers that DGS has placed in each radio station on its network. The audio spots are thereafter available to the station on demand.

        Video content is received electronically at DGS' NOC primarily from Video Record Transmission Systems that are owned by DGS and deployed in video production studios. Video content also can be received through high-speed communication lines from collection points in locations where Video Record Transmission Systems are not available. When video spots are received, company personnel quality-assure the spots and release the video to the NOC, where it is combined with the customer's electronic transaction to transmit the various combinations of video to designated television stations. Video transmissions are sent via a high-speed fiber link to the digital satellite uplink facility over which they are then delivered directly to servers that DGS has placed in television stations and cable interconnects.

        Audio and video transmissions are received at designated radio and television stations on DGS-owned servers, called Receive Playback Terminals, Client Workstations, Digital Media Managers and DG Spotboxes. The servers enable stations to receive and play back material delivered through DGS' digital distribution network. The units are owned by DGS and typically are installed in the "master control" or production area of the stations. Upon receipt, station personnel generally review the content and transfer the spot to a standardized internal station format for subsequent broadcast. Through its NOC, DGS monitors the spots stored in each Receive Playback Terminal, Client Workstation, Digital Media Manager and DG Spotbox and ensures that space is always available for new transmissions. DGS can quickly transmit audio or video at the request of a station or in response to the request of a customer who wishes to alter an existing order, enabling responsiveness not possible in a physical tape distribution system.

        DGS offers various levels of digital audio and video distribution services from its NOC to broadcast advertisers distributing content to broadcast stations. These include the following: DG Priority, a service which guarantees arrival of the first audio spot on an order within one hour (available for audio only); DG Express, which guarantees arrival within four hours; DG Standard, which guarantees arrival by noon the next day; and DG Economy, which guarantees arrival by noon on the second day. DGS also offers a set of premium services enabling advertisers to distribute audio or video spots provided after normal business hours.

        In addition to its standard services, DGS has developed unique products to service markets with particular time-sensitive delivery needs. "Sweeps" delivery is a specialized service for television stations that wish to advertise on radio with either topical or cooperative content to stimulate viewership during the periods of ratings measurements conducted by the A.C. Nielsen Company. DGS also offers delivery of advertising for daily newspapers seeking to expand their readership based on a dissemination of breaking news during the morning rush hour. DGS distributes first release music singles and uses unique software functionality to insure that the singles are released throughout the country to all stations simultaneously thereby eliminating concerns of favoritism or premature release. Finally, DGS delivers political advertising during election campaigns, providing a rapid response mechanism for candidates and issue groups.

        StarGuide designs and provides high-speed digital information transmission and distribution systems. StarGuide's patented technology—digital distribution, compression, and transmission systems combined with satellite and Internet technologies—allow StarGuide to achieve high-quality, economical, flexible, and high-throughput information flow without the need for point-to-point connections, regardless of digital formatting or compression protocols. Integrated into many of StarGuide's systems are StarGuide's proprietary digital audio compression and decompression, or "codec," techniques and products.

        StarGuide's satellite transmission systems combine varying types of information into one single transmission, maximizing the amount of information transmitted through the satellite in a more cost-effective and reliable manner than other distribution systems available on the market. The systems are also readily upgradeable, secure, and able to direct transmissions, or components of transmissions, to multiple points simultaneously. StarGuide's transmission systems are capable of receiving any type of digitized media including audio, simultaneous audio, video, text and data from a variety of sources including satellite, high-bandwidth connections such as ISDN or T1 lines, and other wired and wireless systems.

        StarGuide has developed a patented store-and-forward system called Transportal 2000™, a cost-effective, reliable, high-speed electronic media delivery system that serves the broadcast industry with Internet connectivity, compatible StarGuide satellite transmission and terrestrial overlays, automatic fall-back dub and ship service, and automated confirmation of delivery. This proprietary automated media distribution system is being deployed across the radio broadcasting industry. StarGuide intends to expand its presence in the broadcasting industry and to target new market opportunities for high-quality, high-throughput digital information systems.

        In the United States radio industry, StarGuide has deployed its digital transmission systems to radio stations owned by or affiliated with Jacor, ABC Radio, Clear Channel, Infinity, Westwood One, CBS, Bloomberg, Jones Broadcast Programming, One-On-One Sports, and Voice of America. Abroad, StarGuide has deployed its digital transmission systems for Osaka-Yusen (Japan), the Shenzhen Stock Exchange (China), and other entities in Australia, New Zealand, and South America.

        The core of the StarGuide transmission system is StarGuide's patented MX3 Multiplexer and the StarGuide Receiver. The MX3 Multiplexer can accept up to 120 simultaneous digital, audio, video, or data services in various digital formats. The MX3 Multiplexer then breaks up these differing digital service streams and re-orders and consolidates the various data streams into a single data stream. The system can then cost-effectively transmit this data stream in a single transmission signal, via satellites or other wired or wireless communications vehicles. The MX3 Multiplexer does so in a highly efficient manner, resulting in less consumption of costly bandwidth capacity on the satellites than other transmission systems on the market, such as DVB systems.

        Upon receipt of a transmission, the patented StarGuide II and III Receivers re-assemble and transmit data packets into their respective types of digital information streams (audio, video, text, or data). StarGuide's receivers are flexible and adaptable, employing low cost insertion cards that are installed in any of a number of slots in the receivers, thus adapting the capabilities of the receivers to varying needs of broadcasters who use them.

        Current StarGuide receiver insertion cards include:

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  eDAS (Ethernet Enabled Digital Audio Storage) Card: a unique, patented store-and-forward card that allows a "live" broadcast through the StarGuide Receiver to be automatically mixed with pre-transmitted audio or video clips or advertising spots, thus allowing broadcasters to broadcast or regionalize national programs or advertisements distributed through the StarGuide transmission system;

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  10/100 Based-T Ethernet Interface Card: a unique, patented card that allows StarGuide Receivers to receive and route digital content, particularly Internet Protocol content, directly onto a 10 or 100 Based-T local or wide area computer network;

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  Musicam(R) MPEG Layer II Digital Audio Decoder Card: a proprietary audio decoder card that provides CD quality audio and additional network control capabilities for broadcasters who use the StarGuide transmission systems to transmit radio broadcasts or other audio content;

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  Relay Expansion Card: a system card that allows a broadcaster to remotely control a network through the StarGuide Receiver; and

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  MPEG2 Digital Video Decoder Card: a video decoder card that provides VCR quality video and additional network control capabilities for broadcasters who use the StarGuide transmission systems to transmit video broadcasts or other video content.

        StarGuide's transmission systems are controlled by StarGuide's Windows-based, propriety Network Management Control System, or NMCS, which allows a system operator to maintain and control the entire transmission system locally or remotely. The StarGuide NMCS allows the system operator to control both the use of satellite bandwidth by the system and the accessing of transmitted data by the individual StarGuide Receivers in the field.

        StarGuide also has developed a StarGuide DVB Multiplexer and mating StarGuide DVB Receiver. StarGuide developed its StarGuide DVB transmission system for applications requiring transmission in compliance with the DVB standard. StarGuide's DVB system is being deployed throughout Japan by Osaka-Yusen.

        Source offers an information service for the advertising and TV commercial production industry. Founded in 1989, Source's database documents virtually all the content and credits on U.S. television commercials since its inception.

        Source services most of the major U.S. advertising agencies and production companies, as well as television networks, programs, and industry associations. Source has a comprehensive database that includes information relating to commercials, individuals and companies. Source's database allows its customers to obtain answers to questions they may have, such as "who directed," "who owns the rights," etc. Source provides this type of information via fax, phone, e-mail and most recently through its Online Services. Source Online allows access to TV commercials with detailed credit information that can be viewed in a Quicktime® format. Source also has credits on music videos and a database of ad agency creative personnel. The site also allows companies to showcase their reels online for a fee.

        Source generates revenues by charging customers for the information, either on a per transaction or subscription basis. Customers can sign up automatically online using their credit cards for immediate access to the online services. However, most customers have unlimited access to the information resources and are billed accordingly for an annual subscription.

        Source has grown over the years by expanding its product lines to include in-house digital products, research and clearance, and marketing software.

Markets and Customers

        A large portion of DGS' revenue is derived from the delivery of spot radio and television advertising to broadcast stations, cable systems and networks. DGS derives revenue from brand advertisers and advertising agencies, and from its marketing partners, which are typically dub and ship houses that have signed agreements with DGS to consolidate and forward the deliveries of their advertising agency customers to broadcast stations, cable systems and networks via DGS' electronic delivery service in exchange for price discounts from DGS. The advertisements distributed by DGS are representative of the five leading national advertising categories of automotive, retail, business and consumer services, food and related products and entertainment. The volume of advertising from these segments is subject to seasonal and cyclical variations.

        StarGuide maintains established relationships with producers and broadcasters such as Infinity, Westwood One, Clear Channel, ABC Radio, Jacor, CBS, Bloomberg and Jones Broadcast Programming. As part of these relationships, StarGuide has sold approximately 6,000 of its StarGuide II Receiver systems, and has sold over 8,500 of its StarGuide III Receiver systems. In addition, StarGuide's audio Codecs are recognized and used throughout the radio production and broadcast industries. StarGuide intends to utilize its existing relationships to leverage its technology to develop new customers in the broadcast industry.

Sales, Marketing and Customer Service

        Brand Strategy.    DGS' brand strategy is to position itself as the standard transaction method for the radio, television, cable, and network broadcast industries. DGS focuses its marketing messages and programs at multiple segments within the advertising and broadcast industries. Each of the segments interacts with DGS for a different reason. Agencies purchase services from DGS on behalf of their advertisers. Production studios facilitate the transmission of audio and video to DGS' NOC. Production studios and dub and ship houses resell delivery services to agencies. Stations join the network to receive the content from their customers: the agencies and advertisers.

        Internet/E-Commerce Strategy.    In 2002, DGS introduced Open Interface, an industry first that allows agency traffic systems to interface directly with DGS' order management system, reducing duplicate entry of information. In 2001, DGS introduced AdCatalog, a web-based asset management system that allows geographically dispersed marketing groups the ability to view and request distribution for corporate broadcast commercial content. Additionally, DGS introduced Netclear, a web-based system that allows brand advertisers, advertising agencies and broadcasters the ability to approve spots for network clearance. DGS estimates that approximately 52% of its orders were entered electronically via the Internet during 2004 and 2003. In addition, DGS also offers its DG Upload service that allows audio content to be received from clients via the Internet.

        The DGConnect online order entry and management system adds functionality to our online management tool that opens up our network so customers can see the status of their media asset as it moves from endpoint to endpoint—from the time it leaves their possession until it arrives at the media outlet. With new system architecture and user-friendly applications, DGConnect provides advertisers and agencies with an intuitive web portal to visualize and manage the distribution of their valuable advertising content. Users can upload spots, choose or create new destination groups, attach traffic instructions, view invoices, distribute media electronically to thousands of destinations across DGS' massive digital network and confirm delivery at the station level through DGS' powerful new media server, the DG Spot Box. Users have immediate access to key statistics, order status and other data, while workflow automation tools help user groups save routing instructions and destination paths for repeat orders. Users can search billing history and view invoices from any web-connected location. Customized search features let users research order history by brand, service level or transmission date. In addition, spots can be previewed at any time of the day or point in the order process. This design introduces new levels of simplicity, transparency, accountability and customer satisfaction to the spot distribution process. DGConnect was made available to the entire advertising marketplace in February 2005.

        Sales.    DGS employs a direct sales force that calls on various departments at advertising agencies to communicate the capabilities and comparative advantages of DGS' electronic distribution system and related products and services. In addition, DGS' sales force calls on corporate advertisers who are in a position to either direct or influence agencies in directing deliveries to DGS. A separate staff sells to and services audio and video dealers, who resell DGS' distribution services. DGS currently has regional sales offices in New York, Los Angeles and Chicago. DGS' sales force includes regional sales, inside sales, and telemarketing personnel.

        StarGuide presently markets and sells its transmission and distribution systems and audio compression products directly to corporate and commercial end-users, distributors, and to radio stations and networks. StarGuide currently promotes and sells the StarGuide integrated transmission and distribution systems and promotes the digital distribution services provided to the radio broadcast industry. StarGuide also employs salespersons that market and sell StarGuide's audio compression products. StarGuide currently maintains relationships with distributors marketing and selling StarGuide's audio compression products in Europe, Asia, South America, and Australia. StarGuide is presently seeking to expand these relationships to include the distribution of StarGuide transmission and information management systems.

        Marketing.    DGS' marketing programs are directed to stimulate demand with an emphasis on popularizing the benefits of digital delivery, including fast turnaround (same day services), increased flexibility, higher quality, and greater reliability and accountability. These marketing programs include direct mail and telemarketing campaigns, newsletters, collateral material (including brochures, data sheets, etc.), application stories, and corporate briefings in major United States cities. DGS also engages in public relations activities including trade show participation, the stimulation of articles in the trade and business press, press tours and advertisements in advertising and broadcast oriented trade publications.

        DGS markets to broadcast stations to arrange for the placement of its Receive Playback Terminals, Digital Media Managers, and DG Spot Boxes for the receipt of audio and video advertisements, or Client Workstations, which provide the ability to both receive and to originate distribution of audio advertisements to other radio stations.

        StarGuide currently engages in several promotions and other activities to generate interest in its systems and to consummate sales, including trade shows. StarGuide seeks to maximize its visibility at trade shows by hosting customer booths and providing complimentary product literature describing StarGuide's systems. StarGuide also conducts on-site demonstrations with technical and other senior level personnel and regularly contacts potential customers who have indicated an interest in utilizing StarGuide's systems or products.

        Customer Service.    DGS' approach to customer service is based on a model designed to provide focused support from key market centered offices, located in Los Angeles, Dallas, Chicago, Detroit, New York and Wilmington, Ohio. Clients work with specific, assigned account coordinators to place production service and distribution orders. National distribution orders are electronically routed to the NOC for electronic distribution or, for off-line destinations, to DGS' national duplication center in Louisville, Kentucky. DGS' distributed service approach provides direct support in key market cities enabling DGS to develop closer relationships with clients as well as the ability to support client needs for local production services. DGS also maintains a customer service team dedicated to supporting the needs of radio, television, and network stations. This support is available 7 days a week, 24 hours a day, to respond to station requests for information, traffic instructions or additional media. Providing direct support alleviates the need for client traffic departments to deal with individual stations or the challenges of staffing for off-hours support. DGS' customer service operation centers are linked to DGS' order management and media storage systems, and national distribution network. These resources enable DGS to manage the distribution of client orders to the fulfillment location best suited to meet critical customer requirements as well as providing order status and fulfillment confirmation. This distribution model also provides DGS with significant redundancy and re-route capability, enabling DGS to meet customer needs when weather or other conditions prevent deliveries using traditional courier services.

        An important element of StarGuide's product offering is to support its sales efforts with comprehensive technical support. Technical personnel often accompany sales personnel when meeting with prospective customers and aid in the implementation of StarGuide's products. Customer feedback received through the sales process is incorporated into the product development process and allows StarGuide to upgrade its service and support capabilities.

Competition

        DGS competes with a variety of dub and ship houses and production studios that have traditionally distributed taped advertising spots via physical delivery. As local distributors, these entities have long-standing ties with advertising agencies that are often difficult for DGS to replace. In addition, these dub and ship houses and production studios often provide an array of ancillary video services, including archival storage and retrieval, closed captioning and format conversions, enabling them to deliver to their advertiser and agency customers a full range of customizable, media postproduction, preparation, distribution and trafficking services. DGS plans to continue pursuing potential dub and ship house partners where such partnerships make strategic sense.

        In the video marketplace, DGS competes with dub and ship houses across the country but additionally with a satellite-based video distribution network operated by Vyvx, an operating division of Willtel Communications, which is a wholly-owned subsidiary of Level 3 Communications, Inc., and FastChannel Network, Inc. On December 14, 2005, the Company entered a definitive agreement with privately held FastChannel Network to merge pending stockholder approval. DGS also anticipates that certain common and/or value-added telecommunications carriers may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although DGS believes that no such carriers have yet entered the market for spot distribution.

        We are aware of other companies that are focusing or may in the future focus significant resources on developing and marketing products and services that will compete with ours. We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions.

        DG Systems expects competition to continue to intensify as existing and new competitors begin to offer products, services, or systems that compete with our products. Our current or future competitors, many of whom, individually or together with their affiliates, have substantially greater financial resources, research, and development resources, distribution, marketing, and other capabilities than us, may apply these resources and capabilities to compete successfully against our products and service. A number of the markets in which we sell our products and services are also served by technologies that currently are more widely accepted than ours. Although we believe that our products and services are less expensive to use and more functional than competing products and services that rely on other technologies, it is uncertain whether our potential customers will be willing to make the initial capital investment that may be necessary to convert to our products and services. The success of our systems against these competing technologies depends in part upon whether our systems can offer significant improvements in productivity and sound and video quality in a cost-effective manner. It is uncertain whether our competitors will be able to develop systems compatible with, or that are alternatives to, our proprietary technology or systems. It is also not certain that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, operating results, and financial condition.

Intellectual Property and Proprietary Rights

        DG Systems primarily relies upon a combination of copyright, trademark and trade secret laws and license agreements to establish and protect proprietary rights in its technologies. DG Systems currently has 27 patents issued with expiration dates ranging from June 2012 to September 2022 and eight other patent applications pending. DG Systems also has eleven trademark registrations, eight trademark applications and approximately 200 copyright registrations.

Employees

        As of December 31, 2005, DG Systems had a total of 317 employees, including 40 in research and development, 23 in sales and marketing, 224 in operations and manufacturing, and 30 in finance and administration. All of these employees were located in the United States. DG Systems' employees are not represented by a collective bargaining agreement and DG Systems has not experienced a work stoppage. DG Systems considers its relations with its employees to be good.

        DG Systems' business and prospects depend in significant part upon the continued service of its key management, sales and marketing and administrative personnel. The loss of key management or technical personnel could materially adversely affect DG Systems' operating results and financial condition. DG Systems believes that its prospects depend in large part upon its ability to attract and retain highly skilled managerial, sales and marketing and administrative personnel. Competition for such personnel is intense, and DG Systems may not be successful in attracting and retaining such personnel. Failure to attract and retain key personnel could have a material adverse effect on DG Systems' operating results and financial condition.

DG SYSTEMS' MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following DG Systems Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our Consolidated Financial Statements and Notes thereto contained elsewhere in the joint proxy statement/prospectus.

Critical Accounting Policies

        DG Systems' significant accounting policies and methods used in the preparation of the Consolidated Financial Statements are discussed in Note 2 of the Notes to Consolidated Financial Statements. The following is a listing of DG Systems' critical accounting policies and a brief discussion of each:

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  allowance for doubtful accounts;

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  revenue recognition;

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  long-lived assets and goodwill; and

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  deferred taxes and the deferred tax valuation allowance.

        Allowance for Doubtful Accounts.    DG Systems' allowance for doubtful accounts relates to trade accounts receivable. The allowance for doubtful accounts is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolios. DG Systems specifically analyzes trade receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of DG Systems' customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Likewise, should DG Systems determine that it would be able to realize more of its receivables in the future than previously estimated, an adjustment to the allowance would increase income in the period such determination was made. The allowance for doubtful accounts is reviewed on a monthly basis and adjustments are recorded as deemed necessary.

        Revenue Recognition.    DG Systems derives revenue from primarily two sources: (1) services—which consist primarily of revenue for digital and analog audio, video and videotape distribution and (2) product sales—which consist of sales of audio and video distribution equipment.

        DG Systems' services revenue from digital distribution of audio and video advertising content is billed based on a rate per transmission, and DG Systems recognizes revenue for these services upon notification of successful transmission of the content at the broadcast destination. Revenue for distribution of analog audio and video content by tape is recognized when delivery has occurred, which is at the time the tapes are delivered to a common carrier.

        DG Systems recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectibility is probable. Generally for product sales, these criteria are met at the time of delivery to a common carrier. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. DG Systems analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of provisions for sales returns. At the time of the transaction, DG Systems assesses whether the fee associated with revenue transactions is fixed and determinable and whether or not collection is reasonably assured. DG Systems assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. DG Systems assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. DG Systems does not request collateral from customers. For all sales, DG Systems uses either a binding purchase order or signed sales agreement as evidence of an arrangement. Shipping and handling revenues are included in product revenues and costs are included in product costs. Revenue from arrangements for the sale of products that include software components that are more than incidental to the functionality of the related product are accounted for under AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 requires that when a product is sold that contains a significant software component, and DG Systems has no objective third party evidence as to the relative fair values of each of the components sold, the total sales value should be deferred and recognized on a straight line basis over the life of the arrangement as documented in the sales agreement.

        Long-Lived Assets and Goodwill.    DG Systems assesses the impairment of long-lived assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that DG Systems considers important which could trigger an impairment review include the following:

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  significant underperformance relative to expected historical or projected future operating results;

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  significant changes in the manner or use of the acquired assets or the strategy for DG Systems' overall business;

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  significant negative industry or economic trends;

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  significant decline in its stock price for a sustained period; and

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  DG Systems' market capitalization relative to net book value.

        If DG Systems determines that the carrying value of long-lived or intangible assets may not be recoverable based upon the existence of one or more of the above indicators of impairment, DG Systems assesses the recoverability of the long-lived or intangible asset by determining whether the amortization of the asset balance over its remaining life can be recovered through undiscounted future operating cash flow of the acquired operations. Any impairment is measured based on a projected discounted cash flow method using a discount rate reflecting DG Systems' average cost of funds. During this evaluation for the year ended December 31, 2005, DG Systems determined that the carrying value of a portion of its intangible assets was impaired. Accordingly, DG Systems recognized a loss of $0.1 million related to this impairment. During 2004, DG Systems upgraded its distribution network and, during the process, removed selected fixed assets from operating in the field. Certain of these fixed assets were not yet fully depreciated and, accordingly, their remaining book value became impaired. DG Systems recognized a loss for $1.0 million related to these assets that have been removed from service.

        In 2002, Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets" became effective, and as a result, DG Systems ceased amortization of goodwill beginning January 1, 2002 and evaluates goodwill for impairment at least annually. SFAS No. 142 requires DG Systems to test goodwill for impairment at a level referred to as a reporting unit. Goodwill is considered impaired and a loss is recognized, when its carrying value exceeds its implied fair value. As an overall check on the reasonableness of the fair values attributed to DG Systems' reporting units, DG Systems is required to compare and contrast the aggregate fair values for all reporting units with DG Systems' average total market capitalization for a reasonable period of time. SFAS No.142 states that the fair value may exceed market capitalization due to factors such as control premiums and synergies. DG Systems completed its initial impairment review during the first quarter of 2002 and recorded an impairment of approximately $130.2 million, which is reported as a cumulative effect of change in accounting principle. During the evaluation of goodwill for the year ended December 31, 2005 and 2004, DG Systems determined that the carrying value of a portion of its goodwill was impaired. Accordingly, DG Systems recognized a loss of $0.7 million and $8.1 million, respectively, related to this impairment. There were no impairments of either long-lived assets or goodwill during 2003.

        Deferred Taxes and the Deferred Tax Valuation Allowance.    DG Systems has recorded both assets and liabilities for deferred taxes that arise as the result of timing differences between amounts recorded for federal income tax purposes versus items recorded in accordance with generally accepted accounting principles. DG Systems offsets deferred tax liabilities against deferred tax assets for the purpose of financial statement disclosure.

        DG Systems also has net operating loss carryforwards (NOL's) of approximately $59.0 million which will expire on various dates ranging from 2016 to 2025. Generally accepted accounting principles require that DG Systems record a valuation allowance against the deferred tax asset associated with this NOL if it is "more likely than not" that DG Systems will not be able to utilize them to offset future taxes. During 2003, DG Systems concluded that realization of a portion of its tax benefits from NOL carryforwards was more likely than not. As a result, $4.4 million of the valuation allowance for deferred tax assets was reversed, resulting in a non-cash tax benefit of $1.4 million, which offset fiscal 2003 income tax expense of $1.9 million. The remaining $1.6 million reduction in the valuation allowance was due to the reduction in net deferred tax assets attributable to 2003 income.

        At December 31, 2004, DG Systems has concluded that it was more likely than not that all deferred tax assets would ultimately be realized, so it reversed the remaining valuation allowance of $15.7 million. As a result, $6.7 million was recorded as a non-cash tax benefit, which offset income tax expense of $2.4 million. The remaining $9.0 million reduction in the valuation allowance related to acquired deferred tax assets and therefore was recorded as a reduction to goodwill. At December 31, 2005, DG Systems again concluded that it was more likely than not that all deferred tax assets would ultimately be realized. DG Systems considered several factors in concluding that it was more likely than not that DG Systems would fully utilize its deferred tax assets including four consecutive years of reporting taxable income and utilizing over $22 million of net operating loss carryforwards and that DG Systems management expects to continue to generate the earnings necessary to utilize its deferred tax assets in future years. Accordingly, DG Systems has not recorded a valuation allowance on its deferred tax assets.

Results of Operations

        The following table sets forth certain financial data for the years ended December 31, 2005, 2004, and 2003. Operating results for any period are not necessarily indicative of results for any future period. Amounts (except per share data) are shown in thousands.

	For the years ended December 31,
	2005	2004	2003
Revenues	$58,352	$62,366	$57,687

Costs and expenses
Cost of revenues	35,343	33,355	29,207
Sales and marketing	4,318	4,707	4,499
Research and development	1,665	2,079	3,289
General and administrative	7,588	7,151	7,142
Restructuring charges	434	—	—
Impairment charges	655	9,131	—
Depreciation and amortization	6,645	5,797	7,897

Total expenses	56,648	62,220	52,034

Income from operations	1,704	146	5,653

Other (income) expense
Interest and other (income) expense, net	2,990	1,284	963
Net income (loss) before income taxes and cumulative effect of change in accounting principle	(1,286)	(1,138)	4,690
Provision (benefit) for income taxes	(196)	(4,342)	491

Net income (loss)	$(1,090)	$3,204	$4,199

Basic and diluted net income (loss) per common share	$(0.01)	$0.04	$0.06
Weighted average common shares outstanding
Basic	73,779	72,768	71,367
Diluted	73,779	73,302	74,891

2005 versus 2004

        Revenues.    For the year ended December 31, 2005, revenues decreased $4.0 million or 6.4%, as compared to the prior year period. Revenues increased by $0.5 million, $1.7 million, and $1.3 million related the acquisition of MDX, Broadcast, and Source, respectively. Those increases were reduced by revenue declines of $2.3 million in the StarGuide division, as a result of certain deferred revenue contracts that expired during 2004 and 2005. The remaining $5.2 million in revenue reductions are the result of a more competitive rate environment and a decrease in distribution volumes, especially by automobile manufacturers and movie studios. In addition, the year ended December 31, 2004 contained $3.0 million in political revenues that did not recur in 2005.

        Cost of Revenues.    For the year ended December 31, 2005, cost of revenues increased $2.0 million, or 6.0%, from the prior year period. Increases in cost of revenues are attributable to the Company's acquisition of MDX, Broadcast, and Source, which account for increases of $0.7 million, $1.3 million, and $0.5 million, respectively. Those increases were slightly offset by a reduction of $.5 million, primarily related to the StarGuide division.

        Sales and Marketing.    Sales and marketing expense decreased $0.4 million, or 8.3%, for the year ended December 31, 2005 primarily due to the elimination of redundant expenses in acquired companies.

        Research and Development.    For the year ended December 31, 2005, research and development expense decreased $0.4 million, or 19.9%, primarily due to increased capitalization of expenses related to internally developed software.

        General and Administrative.    For the year ended December 31, 2005, general and administrative expenses increased $0.4 million, or 6.1%, from the prior year due to increases in headcount and office locations resulting from DG Systems' acquisitions of Broadcast and Source, each accounting for $0.2 million of increase.

        Depreciation and Amortization.    Depreciation and amortization expense increased $0.8 million, or 14.6%, during the year ended December 31, 2005, primarily due to amortization of certain intangible assets acquired from Broadcast, which accounts of $0.5 million of the increase, and Source, which accounts for $0.3 million.

        Restructuring charges.    DG Systems incurred restructuring charges of $0.4 during the year ended December 31, 2005. Restructuring charges relate to lease termination costs for redundant facilities in New York and severance benefits paid or accrued to employees hired in connection with the Broadcast acquisition, who were subsequently terminated.

        Interest and Other Expense.    Interest and other expense increased $1.7 million, or 132.8%, for the year ended December 31, 2005, as compared to the prior year. Interest expense increased $0.7 million, or 56.7%, due to the debt incurred for acquisitions and working capital, as well as $0.9 million recorded to write off certain deferred loan fees as a result of DG Systems' debt refinancing in April 2005 and debt covenant violation at December 31, 2005. The Company refinanced all of its debt in February, 2006 with a new lender.

        Provision for Income Taxes.    For the year ended December 31, 2005, as compared to the prior year, income tax benefit decreased $4.1 million, or 95.5%, due primarily due to the reversal of DG Systems' valuation allowance for deferred tax assets which occurred in December 2004. At December 31, 2005, DG Systems has no valuation allowance on its deferred tax assets. DG Systems considered several factors in concluding that it was more likely than not that DG Systems would fully utilize its deferred tax assets including four consecutive years of reporting taxable income and utilizing over $22 million of net operating loss carryforwards and that DG Systems management expects to continue to generate the earnings necessary to utilize its deferred tax assets in future years. Accordingly, DG Systems has not recorded a valuation allowance on its deferred tax assets.

2004 versus 2003

        Revenues.    Revenues for the year ended December 31, 2004 increased $4.6 million, or 8%, primarily due to revenues generated from the recently acquired assets of Broadcast, which results were included since the June 1, 2004 acquisition date. The increase was also driven, in part, by increases in political spending in DG Systems' Digital Generations Systems, Inc. ("DGS") division resulting from the 2004 presidential election. This was partially offset by product sales reductions in DG Systems' StarGuide division.

        Cost of Revenues.    Cost of revenues, which includes delivery and material costs and customer operations, increased $4.1 million, or 14%, for the year ended December 31, 2004. The increase was primarily attributable to costs associated with the Broadcast division, which results were included since the June 1, 2004 acquisition date. These increases were partially offset by cost reductions implemented by management during 2003 at the DGS division.

        Research and Development.    Research and development expense for the year ended December 31, 2004 decreased $1.2 million, or 37%, as compared to the prior year, due to the fact that several offices were closed during the second quarter of 2003.

        Sales and Marketing and General and Administrative.    Sales and marketing and general and administrative expenses remained consistent year over year.

        Impairment Charges.    Impairment charges for the year ended December 31, 2004 increased $9.1 million or 100% from prior year results due to the fact that the DG Systems recognized impairment losses of $1.0 million related to fixed assets removed from service early and $8.1 million as a result of the write-down of the goodwill associated with the 2001 merger with StarGuide.

        Depreciation and Amortization.    Depreciation and amortization decreased $2.1 million, or 27%, for the year ended December 31, 2004, as compared to the prior year, primarily due to the fact that certain intangible assets acquired as result of the 2001 merger between DGS and StarGuide became fully amortized during 2003, as well as a non-recurring $1.5 million amortization of a patent defense settlement that occurred during 2003.

        Interest Expense.    Interest expense increased $0.3 million, or 34%, for the year ended December 31, 2004, as compared to the prior year, due to borrowings made in conjunction with the acquisitions of Broadcast and SourceTV during 2004.

        Income Tax Expense (Benefit).    Income tax expense (benefit) decreased $4.8 million for the year ended December 31, 2004, as compared to the prior year, due to the fact that DG Systems reversed its deferred tax valuation allowance. At December 31, 2004, DG Systems determined that ultimate realization of the benefits of its deferred tax assets was more likely than not, and therefore, reversed the remaining valuation allowance on its deferred tax assets, which consist primarily of NOL Carryforwards. DG Systems has already utilized $22.2 million in NOL Carryforwards to offset taxable income since 2001, and DG Systems believes all remaining NOL Carryforwards will be utilized.

Liquidity and Capital Resources

        On a reported basis, net cash provided by operating activities for the year ended December 31, 2005 was $5.4 million compared to net cash provided by operating activities of $11.4 million for the year ended December 31, 2004. The decrease of $6.0 million in net cash provided by operating activities is primarily due to decreased operating income which was the result of lower revenue from the audio and video content distribution segment.

        DG Systems purchased equipment and made capital additions of $3.0 million during the year ended December 31, 2005 which is consistent with the capital additions totaling $3.3 million for the year ended December 31, 2004.

        Net borrowings (or repayments) of long term debt and capital leases was ($0.5) million for the year ended December 31, 2005 versus $10.4 million for the year ended December 31, 2004. This was due to the fact that, during 2004, DG Systems drew down $14.0 million on the available credit facility for the purchase of Broadcast.

        At December 31, 2005, DG Systems' sources of liquidity included cash and cash equivalents of $1.9 million while DG Systems' debt consisted of term loans totaling $23.2 million. The availability under the revolving credit facility that was in use at December 31, 2005 was subject to DG Systems eligible accounts receivable. At December 31, 2005, DG Systems was permitted to borrow $4.3 million under the revolving facility based on eligible accounts receivable of which $4.2 million was drawn at December 31, 2005. Under that long-term credit agreement, DG Systems was required to maintain certain fixed charge coverage ratios, certain leverage ratios and current ratios on a quarterly basis and was subject to limitations on capital expenditures for a rolling twelve-month period and limitations on capital lease borrowings on an annual basis. As of November 9, 2005, DG Systems received a waiver from its lenders as of September 30, 2005. In connection with securing this waiver, certain other changes were made to the credit facility which, among other things, reduced the amount that could be borrowed under the revolving line of credit from $15.0 million to $4.5 million. As of December 31, 2005, DG Systems was not in compliance with its loan covenants. Upon making this determination, DG Systems agreed to seek a new lender.

        On February 10, 2006, DG Systems entered into a $25,000,000 Credit Agreement with Wachovia Bank, N.A. The new revolving credit facility replaces the prior senior secured credit facility. The new facility provides that borrowings under the facility will bear interest at various rates, over the applicable base rate or over LIBOR. The new facility is not subject to any borrowing base, contains customary debt to EBITDA leverage tests and minimum EBITDA tests, provides for customary events of default, is guaranteed by all of DG Systems' subsidiaries and is secured by substantially all of the assets of DG Systems and its subsidiaries other than the stock and assets of its subsidiary that owns the assets acquired from MDX. The loan matures on February 10, 2008. As a result of this refinancing, the Company wrote off approximately $0.7 million in previously deferred loan origination fees incurred for the prior credit facility.

        DG Systems filed a shelf registration statement with the SEC in January 2004. As a result of the shelf registration, DG Systems may offer, from time to time, 7,000,000 shares of common stock and up to $5,000,000 in preferred shares. As of December 31, 2005, no shares had been sold pursuant to this registration statement.

        The table below summarizes DG Systems' contractual obligations, including estimated interest, at December 31, 2005 (in thousands):

		Payments Due by Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$27,361	4,647	22,714	—	—
Capital Leases	1,328	1,010	318	—	—
Operating Leases	6,323	2,060	2,206	2,057	—
Employment contracts	1,306	935	371	—	—
Unconditional Purchase Obligations	2,750	1,500	1,250	—	—

Total Contractual Cash Obligations	$39,068	$10,152	$26,859	$2,057	—

Quantitative and Qualitative Discloses about Market Risk

Foreign Currency Exchange Risk

        DG Systems provides very limited services to entities located outside of the United States and, therefore, believes that the risk that changes in exchange rates will adversely impact its results of operations is remote. Historically, our foreign currency exchange gains and losses have been immaterial.

Interest Rate Risk

        DG Systems is exposed to interest rate risk primarily through its borrowing activities. See "DG Systems' Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional discussion of the terms of DG Systems' credit facility.

        DG Systems pays interest on borrowings at a variable rate based on the lender's Prime Rate or LIBOR, plus an applicable margin. The applicable margin fluctuates based on the Company's leverage ratios as defined in the amended long-term credit agreement. The loan currently pays interest at a rate of approximately 8.6%. A hypothetical 10% increase or decrease in interest rates would increase or decrease annual interest expense by approximately $0.2 million.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures

        The Company maintains a system of disclosure controls and procedures that is designed to ensure information required to be disclosed by the Company is accumulated and communicated to management, including our chief executive officer and chief financial officer, in a timely manner.

        An evaluation of the effectiveness of this system of disclosure controls and procedures was performed under the supervision and with the participation of the Company's management, including the Company's chief executive officer and chief financial officer, as of the end of the period covered by this report. Based upon this evaluation, the Company's management, including the Company's chief executive officer and chief financial officer, concluded that the current system of controls and procedures is effective.

        The Company maintains a system of internal control over financial reporting. There has been no change in the Company's internal control over financial reporting that occurred during the Company's fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

DESCRIPTION OF DG SYSTEMS CAPITAL STOCK

        The following is a summary of the current material terms of DG Systems capital stock. Because it is only a summary, it does not contain all information that may be important to you. Therefore, you should read carefully the more detailed provisions of DG Systems certificate of incorporation (as amended) and bylaws. For information on how to obtain copies of DG Systems certificate of incorporation and bylaws, see "Where You Can Find More Information."

General

        The authorized capital stock of DG Systems consists of 200,000,000 shares of common stock and 15,000,000 shares of preferred stock. As of (a) November 30, 2005, 74,219,397 shares of common stock (other than treasury shares) were issued and outstanding, all of which shares of common stock were, and all shares of common stock issued and outstanding as of the date hereof are, duly authorized, validly issued and fully paid, nonassessable and free of preemptive rights, and have been issued in compliance with applicable laws and all requirements set forth in contracts, (b) as of the December 15, 2005, 586,705 shares of common stock were held in the treasury of DG Systems and its subsidiaries, (c) as of December 15, 2005, 3,261,001 shares of common stock were issuable (and such number was reserved for issuance) upon exercise of options to purchase common stock ("Options") outstanding, (d) as of December 15, 2005, 7,075,808 shares of common stock were issuable (and such number was reserved for issuance) upon exercise of warrants to purchase common stock outstanding, and (e) as of December 15, 2005, no shares of preferred stock were issued and outstanding. As of December 15, 2005, except for (i) Options to purchase not more than 3,261,001 shares of DG Systems' common stock pursuant to DG Systems' Stock Option Plans outstanding and unexercised, and (ii) warrants to purchase 7,075,808 shares of DG Systems' common stock, there were no options, warrants or other rights to purchase capital stock of DG Systems, or securities convertible into or exchangeable for such capital stock or obligating DG Systems to issue or sell any shares of capital stock, or securities convertible into or exchangeable for such capital stock.

Common Stock

        Each holder of DG Systems common stock is entitled to one vote for each share of DG Systems common stock held of record by such holder. Except for voting rights established by the DG Systems board for DG Systems preferred stock, holders of DG Systems common stock, voting as a single class, are entitled to elect all of the directors of DG Systems. Matters submitted to shareholder approval generally require a majority vote. Holders of DG Systems common stock are entitled to receive ratably such dividends as may be allowed under the various financing agreements of DG Systems and as declared by DG Systems' board out of funds legally available therefor after the payment of dividends to holders of DG Systems Series A preferred stock. Upon DG Systems' liquidation, dissolution or winding up, holders of DG Systems common stock would be entitled to share ratably in DG Systems' net assets after the payment of liquidating distributions to holders of DG Systems preferred stock. Holders of DG Systems common stock have no preemptive, redemption, conversion or other subscription rights.

        The registrar and transfer agent for DG Systems common stock is Mellon Investor Services, Inc.

Preferred Stock

        DG Systems board has the power, without further vote of stockholders, to authorize the issuance of up to 15,000,000 shares of DG Systems preferred stock and to fix and determine the terms, limitations and relative rights and preferences of any shares of DG Systems preferred stock. This power includes the authority to establish voting, dividend, redemption, conversion, liquidation and other rights of any such shares. The DG Systems preferred stock may be divided into such number of series as the DG Systems board determines. The DG Systems board has designated 5,000,000 shares of the authorized preferred stock as Series A preferred stock. Upon the occurrence of certain events, the DG Systems Series A preferred stock is convertible into DG Systems common stock. Holders of Series A preferred stock are entitled to vote upon all matters upon which the holders of DG Systems common stock have the right to vote, together with the DG Systems common stock voting as a single class. Each holder of DG Systems Series A preferred stock is entitled to vote the number of votes equal to the number of shares of DG Systems common stock into which such shares of DG Systems Series A preferred stock could be converted on the occurrence of certain events. The holders of DG Systems Series A preferred stock are entitled by right, voting separately as a single class, to elect one director of DG Systems. In addition, the affirmative vote or consent of the holders of at least a majority of the outstanding DG Systems Series A preferred stock is required to:

  •
  amend DG Systems' certificate of incorporation or the rights and privileges of the DG Systems Series A preferred stock that would adversely affect the rights of holders of DG Systems Series A preferred stock;

  •
  increase the authorized numbers of shares of DG Systems Series A preferred stock or issue additional shares of DG Systems Series A preferred stock;

  •
  create or designate, or authorize the issuance of any new class or series of stock having preference over or having similar rights to the DG Systems Series A preferred stock; or

  •
  change the authorized number of directors of DG Systems.

        There are no shares of DG Systems preferred stock currently outstanding.

FASTCHANNEL BUSINESS

  Overview

        FastChannel develops and markets advanced media distribution, media broadcast verification, and competitive monitoring services for the advertising industry. FastChannel's products and services provide actionable market intelligence and tools that can enable media agencies to better manage and adjust their clients' advertising strategies while enhancing their effectiveness. FastChannel's proprietary "Intelligence and Control" technology platform allows media agencies to closely monitor the accuracy of their purchases of advertising on television and radio stations, while providing unique insight into competitors' media strategies. The platform also provides FastChannel customers with the ability to instantaneously distribute advertising content to over 20,000 media outlets.

        FastChannel was founded in 1993 and is incorporated under the laws of Delaware. The company's headquarters are located in Needham, Massachusetts. Additional sales and service offices are located in New York, Los Angeles, Chicago, Memphis, Dallas and London.

  Industry Background

        In recent years the advertising industry has been profoundly impacted by the rapid emergence of media alternatives such as interactive television, pod-casting, mobile media devices and the Internet. Reaching a specific audience with a strong brand message is proving increasingly difficult. Accordingly, advertisers are now spreading their advertising investments across an increasing number of media outlets in an effort to identify the best avenues for reaching their intended audience. As a result, global competition for advertising dollars is intense as advertisers demand greater accountability and proven returns on investment.

        Television continues to be considered by many as the most powerful medium for cost-effectively reaching large, targeted audiences. However, conventional television advertising campaigns are unable to provide the immediate feedback and control that advertisers and agencies can now receive from other media outlets. Networks, cable providers and local stations are largely dependent on legacy systems and outdated technologies for their daily broadcasts, reporting and billing functions.

        In addition, advertisers have historically had limited visibility into the representation of their brand on television. Broadcast quality issues, truncation of advertisements, back-to-back placement of their ads with competitor's ads, and other such issues can adversely impact television advertisements. Advertisers need to know that their advertising dollars are spent in a way that is effective and that their message reaches and resonates with their audience better, yet they have little to no control over the stewardship of their brand once it's in the hands of the broadcasters.

        Historically, media intelligence has been gathered by people recording specific channels at certain times on a VCR. The tapes are then forward to company headquarters where it is viewed and digitized. Ad occurrences are then tallied and data is entered into a database manually. The resulting information is then sold as "Intelligence," but the process provides only partial information on a timeline that is often too slow to make a difference.

        Several companies have emerged with systems capable of providing solutions to these challenges, but most of these systems have not been broadly adopted for a number of reasons. These systems often involve steps that can actually impede and confuse the ad trafficking process, while generating data that is partial, burdensome and all too often inaccurate. In addition, these systems can often require more time and labor to implement than they save.

The FastChannel Solution

        FastChannel was one of the first companies to provide a broad suite of proprietary technology solutions specifically designed to provide immediate media transparency, comprehensive competitive intelligence for television advertising and a tool set that enables advertising agencies to quickly respond to the market using traditional media. FastChannel's Internet-based applications have been designed to work together on a single platform and in conjunction with one another. Each service targets a different agency department or discipline as well as the advertisers themselves. The technology platform provides a common interface to span departments and enable different user types to share information and collaborate in disjointed advertising businesses. Among the advantages we offer our clients are the following:

        Automated encoding and accurate tracking of television commercials.    FastChannel provides an automated watermark encoding service that is electronically integrated within the media distribution process. There are no manual processes, extra steps, encoding fees or associated delays. This unique capability can dramatically improve the adoptability and reliability of its broadcast monitoring service. Accuracy of the detection data can be more effective than conventional solutions because FastChannel is able to combine video analysis, fingerprinting and watermarking technologies to ensure that every monitored occurrence of a commercial is captured and reported. The data is then presented in a clear, actionable format that takes only minutes for each user to view and respond to, and can promptly inform media buyers when a broadcaster hasn't aired the spot when promised. Buyers can use the timely information to ensure that the broadcaster makes up for the missed airtime while the campaign is still underway.

        Brand and broadcast quality monitoring.    FastChannel offers a technology solution for advertising stewardship, categorizing its customers' advertising investments by reporting quality issues and competitive ad placement concerns, and showing agencies and their clients exactly how their commercials looked in each market each time they aired. Quality issues are reported and viewable within hours of the time they occur. Advertising agencies also use the information to negotiate additional airings while the campaign is still in effect.

        Comprehensive competitive intelligence—FastChannel provides a comprehensive media intelligence solution for television commercials with its proprietary monitoring technologies that enable the complete, automated tracking of each relevant channel in each monitored market. FastChannel can provide advertisers and their agencies with complete and accurate data in a format that clearly illustrates their competitor's advertising strategy, including target audience, audience reach, message frequency, message continuity and a high quality version of the commercial viewable from the customers desktop.

        Creative and production research.    As a leading international aggregator of spots and credits from more than 30 countries, FastChannel maintains one of the largest online database of international television commercials and credits, as well as a state-of-the art search engine specifically designed for the advertising industry. Customers can access and view nearly seventy thousand television commercials and find out which director, post house, composer or other production resource worked on specific spots. Included with the credits is the contact information and other examples of work associated with those particular production resources.

        Electronic delivery of ad content.    FastChannel simplifies the ad distribution process, accelerates response times and eliminates the cost of physical media and middlemen by providing an online alternative to the old process. The company's distribution workflow solutions enable users to distribute radio, television and print advertisements electronically to roughly 10,000 radio stations, 3,700 television broadcasters, and 6,700 news publications in less than an hour.

        Ad sharing and approval.    FastChannel's Intelligence and Control platform facilitates electronic collaboration between different agency departments and personnel. The platform provides a unique tool set for sharing files and facilitating the approval process. Advertising content can be shared, viewed and approved electronically by virtually anyone anywhere in the world within minutes.

Strategy

        FastChannel's goal is to create one of the most formidable technology platforms in the advertising industry. Its strategy to accomplish this involves the leveraging of its technology platform to sell multiple services related to traditional media and gradually evolve with the industry into new media markets as a dominant brand and trusted innovator in the industry. Specifically, FastChannel plans to:

        Create and market multiple products to a large and growing customer base—At the company's core is a commitment to world-class service. Employees who interact with the public are hired, trained, reviewed and rewarded based on their ability to fulfill this commitment. This is a key strategy because the advertising industry is very service oriented, and also because FastChannel relies on thousands of customer relationships to sell additional products at various levels within the same organizations.

        Sell services related to the advertising content acquired through the company's various services—As a distributor of advertising content, FastChannel maintains a central database of millions of its clients' advertising properties. FastChannel intends to launch new services that leverage the database to retain customers and enable customers to use their content in new ways.

        Expand service offerings using proprietary technologies—FastChannel's distribution infrastructure can be leveraged to distribute press clips, music videos and other pseudo-advertising content and to stream rich media content on the Internet. In addition, the content distributed through FastChannel can help the company efficiently determine ad breaks as they occur on television to further the automation of content monitoring and provide a distinct competitive advantage in the advertising intelligence market.

        Package the acquired information for sale to multiple audiences—The library of information acquired through FastChannel's monitoring network is vast and goes beyond simple ad detection information. It includes data that could enable unique analysis of broadcaster practices, broadcast competition and industry trends on a local and national level.

        Use significant market penetration in traditional media to become the dominant brand in new media such as online advertising—There is currently no dominant company when it comes to any of the new advertising media. As consumer interest turns to new media formats, FastChannel aims to enable agencies and advertisers to easily migrate their message from traditional venues to new media. FastChannel intends to use its large customer base, its technology platform for advertising and its unique position as a known industry innovator and content aggregator to become the dominant brand in new advertising media services.

Products

        Reach broadcast (television and radio): Advertising media distribution—FastChannel's Reach advertising media distribution service enables the rapid, cost-effective, and reliable electronic transmission of audio and video spots and other content and provides a high level of quality, accountability, and flexibility to both advertisers and broadcasters. This service is designed to greatly reduce the need for and inherent cost of physical tape duplication and distribution. FastChannel was the first company to offer a fully Internet-based solution to distribute high quality video and audio spots to broadcast stations, cable head ends and networks. Reach seamlessly supports both online and offline deliveries of uploaded spots and can deliver to every television, cable, and radio station in North America.

        Reach connects more than 5,000 advertisers and advertising agencies with approximately 15,000 online broadcast destinations. "Online" broadcast stations, cable stations and head ends receive spots via a secure Internet connection, typically within one hour via FastChannel's video server hardware. Radio stations utilize Reach's ASP-based software application but require no specialized onsite server hardware. "Offline" broadcast stations receive their high quality files in their preferred media format, duplicated and shipped from one of FastChannel's in-house duplication and production facilities located in Memphis, New York, Chicago and Los Angeles.

        Reach print: Advertising media distribution—FastChannel was an early developer of online print advertising distribution. Reach provides advertisers and agencies a desktop-based, digital print advertising distribution solution to reach over 6,000 online newspapers in North America. This service combines the flexibility and confidence of web-based sending with ease of use and reliability. Near real-time online access to proof of delivery confirmations, ad ticket information, and ad files, as well as ad management tools for revisions help simplify and document the distribution process. Proprietary automation tools streamline the uploading of ad order data as well as ad files.

        Echo: Broadcast verification—Echo broadcast verification solution allows advertisers to monitor and confirm accurate airplay of their broadcast commercials on approximately 405 local broadcast stations in 50 U.S. markets, as well as 32 national broadcast and cable networks. FastChannel has deployed remotely controlled tuners and servers in secure locations to monitor the stations in each market. Echo may be used to simply detect airplay of any given spot, or to confirm accurate execution of an advertiser's media buy through electronic integration with a variety of media management systems.

        Echo uses currently available broadcast verification solutions to offer expanded discrepancy reporting intelligence, monitoring: schedule issues—including missed airing, wrong spot, partial airing or rotation error; quality issues—analog or digital artifacts, distortion, hue, saturation or luminance deviation, dropped frames, stalled picture or video drop-out; and execution issues—truncated beginning or end, dropped piggyback.

        Key features of the Echo solution include (1) unique hybrid detection technology which combines watermarking with fingerprinting to improve accuracy rates and identify airing occurrences for spot copies distributed prior to watermarking, (2) seamless integration with FastChannel's online advertising distribution system thereby eliminating the manual steps, encoding fees, and process delays generally encountered in order to manually encode spots, (3) electronic capture, storage and access to broadcast spots exactly as they aired via the desktop, generally within eight hours of airing, and (4) customized, automated summary reporting, delivered via email at the user's desired frequency.

        Galileo: Competitive tracking—Galileo is a strategic advertising tool designed to provide advertisers and advertising agencies with near real-time awareness of competitor broadcast advertising activity through automated monitoring and video capture of major U.S. market broadcasting. Galileo monitors every broadcast minute of its target stations and networks, identifying and documenting all known broadcast commercial occurrences across more than 30 major industry categories, and capturing all unknown commercials for analysis and cataloging. Once analyzed, any spot is identifiable and its occurrence data is documented and summarized for customers. Subscribers can view spot captures of new creative material from their desktop within hours.

        Galileo's patent-pending Pod View™ graphically charts each pod break over a user-selected time period on any station in any market monitored. Pod View™ shows a comprehensive view of all the ads that ocurred in an ad break at a particular time, in a particular market on a particular television channel. Each ad can be viewed within the context of all of the other ads in that commercial break. For each pod position within each break, Pod View specifies the type of advertiser, i.e., personal care products, automotive, airline, etc. Within specified tracking categories, the brand and product are detailed, and the actual captured spot is made available for customers to play or download by clicking a hyperlink within the online chart.

        CreativeChannel: Online creative and production resourcing—CreativeChannel is a fully searchable online archive of more than 60,000 spots and reels from over 30 countries, many with full production credits. Advertising agencies use CreativeChannel to identify creative and production resources, and to accelerate their creative development process. Production resources utilize CreativeChannel to gain the visibility they need to showcase their work and capabilities in a highly competitive, increasingly global market.

        CreativeChannel content includes broadcast spots, director's reels, music and sound reels, editing reels, and other creative content. A key value of the CreativeChannel service is the availability of full production credits for many archived spots. Users can quickly and easily locate spots, companies, directors and other production personnel, view reels and spots online, and contact members directly from their profile page.

        CreativeChannel's bimonthly newsletter is distributed to approximately 26,000 industry professionals worldwide.

        Gallery: Digital broadcast asset management—FastChannel's Gallery digital asset management solution was designed specifically to simplify spot management, access, storage and collaboration for the broadcast advertising industry. As an ASP-based management system, Gallery integrates with Reach™ video advertising distribution. The integration of broadcast asset management within distribution enables review-and-approval, collaboration, content ingestion and storage capabilities to become part of the media distribution workflow.

        Gallery features include automatic archiving of trafficked spots, online search, send-for-review and review-and-approval capability, automated digital storyboarding, streaming previews, a comprehensive order and market data history for each spot, script attachment capability and online search, sort, retrieve and hardcopy fulfillment.

        Unlike traditional digital asset management solutions, Gallery requires no upfront capital investment or lengthy approval or integration process. Users simply login and start accessing any trafficked assets immediately.

FASTCHANNEL MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with FastChannel's Consolidated Financial Statements and Notes thereto contained elsewhere in the joint proxy statement/prospectus.

Critical Accounting Policies

        FastChannel's consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles, which require its management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. The following discussion highlights what FastChannel believes to be the critical accounting policies and judgments made in the preparation of these consolidated financial statements.

Revenue Recognition

        FastChannel's revenue is derived primarily from transaction fees charged for the placement of advertisements between newspapers, radio stations, television stations and advertisers. Revenue is generally recognized, net of reserves, when persuasive evidence of an arrangement exists, delivery of the advertisement has occurred, there are no uncertainties regarding customer acceptance, fees under the arrangement are fixed or determinable and collection of the related receivable is probable. FastChannel reserves for potential billing disputes at the time revenue is recognized. Such disputes can result from disagreements with customers regarding the timing, destination or rates charged for advertisement placements. These revenue allowances are based on estimates derived from factors that include, but are not limited to historical results and an analysis of credits issued.

        FastChannel also earns revenue from subscription and membership fees. Subscribers, who are primarily advertising companies, purchase the right to access database content through FastChannel's website for a period of time, generally one year. Subscription fees also include revenue for digital asset management services. Members, who are primarily production companies and independent directors, purchase the right to have their commercials and certain other related information included in FastChannel's searchable data base for a period of time, generally ranging from three months to one year. Revenue is deferred and recognized ratably over the subscription or membership period.

Impairment of Assets

        FastChannel has long-lived tangible and intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. FastChannel assesses the potential impairment of identifiable intangible assets and property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Effective January 1, 2002, FastChannel adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The standard also includes provisions for the reassessment of the useful lives of existing recognized intangible assets and the identification of reporting units for purposes of assessing potential future impairments of goodwill. FastChannel reassessed the useful lives of existing intangible assets, other than goodwill, and determined that the original useful lives remain appropriate. Upon the adoption of SFAS 142, FastChannel had three reporting units defined as the Creative Channel, Traffic Channel and Asset Channel.

        Beginning in 2003, FastChannel determined that an additional reporting unit relating to the Video Traffic business was appropriate and beginning in 2004, FastChannel started the development of several new products and the Media Intelligence reporting unit was created.

        FastChannel is required to complete additional goodwill impairment analyses at least annually, or more frequently when events and circumstances occur indicating that the recorded goodwill might be impaired.

        Significant judgments and estimates are involved in determining the useful lives of intangible assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or long lived-assets to be performed. Changes in events or circumstances, including but not limited to technological advances or competition which could result in shorter useful lives, additional reporting units which may require alternative methods of estimating fair value, or economic or market conditions which may effect previous assumptions and estimates, could have an impact on FastChannel's results of operations or financial position through accelerated amortization expense or impairment charges.

Recently Issued Accounting Pronouncements

        In December 2004, SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), which is a revision of SFAS 123, was issued. SFAS 123(R), supersedes APB 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative. SFAS 123(R) is effective for fiscal periods beginning after December 15, 2005. FastChannel is currently evaluating the impact that this statement will have on its financial condition and results of operations.

Overview

        FastChannel is a leading distributor of digital television and radio advertisements, based on management's estimate of industry revenues and electronic server deployment in media outlets, and is an emerging provider of media intelligence services to the advertising and broadcast industries. In addition, FastChannel operates one of the industry's largest electronic digital distribution networks. FastChannel's primary source of revenue is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. FastChannel generally bills for services on a per transaction basis on payment terms which are generally net 30 days.

Results of Operations

        The following table sets forth certain FastChannel financial data for the years ended December 31, 2005, 2004 and 2003. Operating results for any historical period are not necessarily indicative of results for any future period. Amounts (except per share data) are shown in thousands.

	For the years ended December 31,
	2005	2004	2003	2002
Revenues	$24,738	$21,342	$14,205	$9,069
Costs and expenses
Cost of revenues	14,274	12,305	9,072	3,621
Sales and marketing	4,691	3,342	3,494	2,747
Product development	5,512	3,508	3,977	2,258
General and administrative	7,159	4,871	4,751	2,981
Depreciation and amortization	2,336	787	587	403

	33,972	24,813	21,881	12,010

Loss from operations	(9,234)	(3,471)	(7,676)	(2,941)
Other (income) expense
Interest and other (income) expense, net	631	785	263	271

Loss before extraordinary items	(9,865)	(4,256)	(7,939)	(3,212)
Extraordinary items	—	152	—	—

Net loss	$(9,865)	$(4,104)	$(7,939)	$(3,212)

UNAUDITED QUARTERLY FINANCIAL INFORMATION (IN THOUSANDS)

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$6,805	$6,151	$5,523	$6,259
Gross profit	3,323	2,443	2,040	2,658
Net loss	$(1,397)	$(2,858)	$(2,747)	$(2,863)
	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$3,831	$5,738	$5,317	$6,456
Gross profit	1,604	2,497	2,193	2,743
Net loss	$(1,079)	$(412)	$(1,193)	$(1,420)

2005 Compared with 2004

        Revenues.    Revenues for the year ended December 31, 2005 were $24.7 million, which represents an increase of $3.4 million, or 16%, compared to $21.3 million in revenues for the year ended December 31, 2004. Video distribution revenue increased by $3.2 million in the period due to new customer acquisition.

        Cost of Revenues.    For the year ended December 31, 2005, cost of revenues, which includes amortization of capitalized software, depreciation of certain equipment, delivery and material costs and customer operations, were $14.3 million, which represents an increase of $2.0 million, or 16%, compared to $12.3 million in costs of revenues for the year ended December 31, 2004. Costs related to Echo and Galileo accounted for approximately $1.8 million of the increase. These costs include license fees, co-location and internet connectivity charges.

        Sales and Marketing.    Sales and marketing expense for the year ended December 31, 2005 were $4.7 million, which represents an increase of $1.4 million, or 40%, compared to $3.3 million for the year ended December 31, 2004. This was primarily due to an increase in sales and marketing activities related to the launch of several new products including Echo and Galileo.

        Product Development.    Product development expense for the year ended December 31, 2005 were $5.5 million, which represents an increase of $2.0 million, or 57%, compared to $3.5 million for the year ended December 31, 2004. The increase was primarily due to an increase in personnel and temporary contracting services for the development of new products and severance related costs of approximately $0.1 million.

        General and Administrative.    General and administrative expense for the year ended December 31, 2005 were $7.2 million, which represents an increase of $2.3 million, or 47%, compared to $4.9 million for the year ended December 31, 2004. This was primarily due to an increase in professional and general corporate expenses as a result of revenue growth in distribution and investment in new product development, severance related costs of approximately $0.2 million and $0.1 million related to the loss on the disposition of fixed assets. Transaction costs related to the proposed merger were $0.8 million.

        Depreciation and Amortization.    Depreciation and amortization expense for year ended December 31, 2005 excluding amounts included in cost of revenue were $2.3 million, which represents an increase of $1.5 million, or 197%, compared to $0.8 million for the year ended December 31, 2004. This was primarily due to depreciation of fixed assets associated with new product development.

        Interest and Other Expense.    Interest and other expense for the year ended December 31, 2005 were $0.6 million, which represents a decrease of $0.2 million, or 20%, compared to $0.8 million for the year ended December 31, 2004. The decrease was primarily due to amortization of discounts on certain notes payable that converted to Series F Preferred Stock during 2004 which was recorded as interest expense.

        Provision for Income Taxes.    Income tax expense for all periods presented is nil, due to the fact that FastChannel maintains a full valuation allowance on its deferred tax assets. FastChannel believes that a full valuation allowance is necessary, as the ultimate realization of the benefits of its deferred tax assets is not considered "more likely than not."

2004 Compared With 2003

        Revenues.    Revenues for the year ended December 31, 2004 were $21.3 million, which represents an increase of $7.1 million, or 50%, compared to $14.2 million in revenues for the year ended December 31, 2003. The increase was primarily due to an increase in distribution volume, especially video distribution due to new customer acquisitions.

        Cost of Revenues.    For the year ended December 31, 2004, cost of revenues, which includes amortization of capitalized software, depreciation of certain equipment, delivery and material costs and customer service operations, were $12.3 million, which represents an increase of $3.2 million, or 36%, compared to $9.1 million for the year ended December 31, 2003. The increase was caused by an increase in fixed costs and delivery and materials costs associated with video distribution.

        Sales and Marketing.    Sales and marketing expense for the year ended December 31, 2004 were $3.3 million, which represents a decrease of $0.2 million, or 4%, compared to $3.5 million for year ended December 31, 2003. The decrease was primarily due to a decrease in trade show expenses.

        Product Development.    Product development expense for the year ended December 31, 2004 were $3.5 million, which represents a decrease of $0.5 million, or 12%, compared to $4.0 million for year ended December 31, 2003. An increase in capitalized software development costs accounted for the decrease.

        General and Administrative.    General and administrative expense for the year ended December 31, 2004 were $4.9 million, which represents an increase of $0.1 million, or 3%, compared to $4.8 million for the year ended December 31, 2003.

        Depreciation and Amortization.    Depreciation and amortization expense for the year ended December 31, 2004 excluding amounts included in cost of revenues were $0.8 million, compared to $0.6 million for the year ended December 31, 2003. The increase was due to additional investments in capital equipment.

        Interest and Other Expense.    Interest and other expense for the year ended December 31, 2004 were $0.8 million, which represents an increase of $0.5 million, or 167%, compared to $0.3 for year ended December 31, 2003, primarily due to amortization of discounts on certain notes during 2004 which was recorded as interest expense.

        Provision for Income Taxes.    Income tax expense for all periods presented is nil, due to the fact that FastChannel maintains a full valuation allowance on its deferred tax assets. A full valuation allowance is necessary, as ultimate realization of the benefits of its deferred tax assets is not considered "more likely than not."

Liquidity and Capital Resources

        Net cash used in operating activities for the year ended December 31, 2005 was $2.7 million compared to net cash used in operating activities of $2.9 million for the year ended December 31, 2004.

        FastChannel purchased equipment and made capital expenditures of $4.2 million during the year ended 2005, compared to capital additions of $6.5 million for the year ended 2004.

        Net borrowings of long term debt and capital leases was $3.2 million for the year ended December 31, 2005 compared to $1.7 million for the year ended December 31, 2004. During 2005, FastChannel drew down $1.8 million on its term debt credit facility, $0.5 million on the revolving facility and $1.0 million of subordinated debt.

        At December 31, 2005, FastChannel's sources of liquidity included cash and cash equivalents of $1.3 million and debt of $8.8 million. Debt consisted of a revolving line of credit of $2.5 million, an equipment line of credit of $1.8 million and subordinated debt of $4.5 million.

        As of December 31, 2005 FastChannel was in violation of certain covenants of its 2005 revolving line of credit and the equipment line of credit. FastChannel executed a forbearance agreement with its principal lender in January 2006 for the 2005 revolving line and equipment line of credit. As a part of this agreement, the financial institution agreed to forbear its rights under the default provisions of the revolving line and equipment line agreements to allow FastChannel the opportunity to consummate its proposed merger. The forbearance agreement required a payment on the outstanding equipment line of $700,000. Upon execution of the agreement, $475,000 was paid, $250,000 of which was drawn on the revolving line. The second principal payment of $225,000 was paid on March 15, 2006. The payments will result in a permanent reduction of the equipment line. FastChannel may not obtain any further advances on the equipment line.

        The interest rate on both lines increased from prime to prime plus 2.5%. Borrowing on the revolving line is capped at $2.7 million and repayment of the equipment line will continue as originally scheduled. In addition a $45,000 fee will be payable on or before June 1, 2006. The forbearance agreement is scheduled to expire June 1, 2006. Therefore, in accordance with generally accepted accounting principles, FastChannel has classified all obligations under the credit facility of $4.3 million as short-term in the accompanying consolidated financial statements.

        As of December 31, 2005, FastChannel was not in compliance with its covenants under the terms of its subordinated debt agreement. Therefore, in accordance with generally accepted accounting principles, FastChannel has classified all obligations under the subordinated debt agreement of $3.3 million as short-term in the accompanying consolidated financial statements.

        In the event the merger is not completed, FastChannel will need to explore a range of alternatives in order to resolve the covenant default, including refinancing the existing agreements, paying off the debt with proceeds from the sale of securities or assets or the combination, sale or merger of the business with another entity or strategic partner

        Finally, at December 31, 2005, FastChannel had negative working capital of $(6.4) million after reclassifying $4.5 million of debt from long term to current as described above.

        FastChannel currently has no significant capital commitments other than the commitments under capital and operating leases.

		Payments Due by Period
Contractual Obligations at December 31, 2005	Total	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years
Debt instruments	$8,780	$8,780	—	—	—
Capital leases (i)	594	209	385	—	—
Operating leases	5,182	1,244	3,144	794	—

Total contractual cash obligations	$14,556	$10,233	$3,529	$794	—

(i)
Including interest.

Quantitative and Qualitative Discloses about Market Risk

Foreign Currency Exchange Risk

        FastChannel provides very limited services to entities located outside the United States and, therefore, believes that the risk that changes in exchange rates will adversely impact its operations is remote. Historically, our foreign currency exchange gains and losses have been immaterial.

Interest Rate Risk

        FastChannel is exposed to interest rate risk primarily through its borrowing activities. See "FastChannel Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources" for additional discussion of the terms of FastChannel's credit facility.

        FastChannel pays interest on borrowings at a variable rate based on the lender's Prime Rate or LIBOR, plus an applicable margin. The applicable margin fluctuates based on FastChannel's leverage ratios as defined in the amended long-term credit agreement. The revolving line of credit and the equipment line of credit currently pay interest at a rate of approximately 7.25%. A hypothetical 10% increase or decrease in interest rates would have an immaterial impact on the annual interest expense.

COMPARISON OF STOCKHOLDER RIGHTS

        The rights of FastChannel stockholders are currently governed by the Delaware General Corporation Law, which is referred to as Delaware Law, FastChannel's certificate of incorporation, and FastChannel's bylaws. The rights of DG Systems stockholders are governed by Delaware Law, DG Systems' certificate of incorporation, and DG Systems' bylaws. When the merger is completed, FastChannel stockholders will become stockholders of the Combined Company. As a result, the rights and obligations of the former FastChannel stockholders will be governed by Delaware Law, the Combined Company's certificate of incorporation, and the Combined Company's bylaws.

        There are some differences between FastChannel's certificate of incorporation, FastChannel's bylaws, DG Systems' certificate of incorporation, and DG Systems' bylaws. We have summarized what management believes are the material differences below. However, this is only a summary of some provisions and does not purport to be a complete description of the similarities and differences. We further invite you to read the provisions of the certificate of incorporation and bylaws of FastChannel and the certificate of incorporation and bylaws of DG Systems. Copies of the FastChannel certificate of incorporation and bylaws will be provided to FastChannel stockholders upon request. See "HOW TO OBTAIN ADDITIONAL INFORMATION." See "DESCRIPTION OF DG SYSTEMS CAPITAL STOCK" for a summary of a number of other rights relating to DG Systems common stock.

	DG Systems	FastChannel
Authorized Capital Stock	The authorized capital of DG Systems consists of 200,000,000 shares of common stock and 15,000,000 shares of preferred stock.
The authorized capital stock of FastChannel consists of (a) 80,404,648 shares of FastChannel common stock, (b) 275,000 shares of Class B common stock (nonvoting), and (c) 59,320,352 shares of preferred stock, of which (i) 3,931,566 shares are designated as Series A Preferred Stock, $0.01 par value per share; (ii) 3,931,566 shares are designated as Series A-1 preferred stock, $0.01 par value per share; (iii) 4,876,820 are designated as shares of Series B Preferred Stock, $0.01 par value per share; (iv) 4,876,820 are designated as shares of Series B-1 Preferred Stock, $0.01 par value per share; (v) 2,486,338 are designated as shares of Series C Preferred Stock, $0.01 par value per share; (F) 2,486,338 are designated as shares of Series C-1 Preferred Stock, $0.01 par value per share; (G) 886,183 shares of Series D Preferred Stock, $0.01 par value per share; (H) 886,183 shares of Series D-1 Preferred Stock, $0.01 par value per share; (I) 8,962,631 shares of Series E Preferred Stock, $0.01 par value per share; (J) 8,962,631 shares of Series E-1 Preferred Stock,

$0.01 par value per share; and (K) 17,033,276 shares of Series F Preferred Stock, $0.01 par value per share.
Number of Directors

	The DG Systems bylaws provide that the number of directors shall be fixed by the board of directors, but shall in no case be less than one. The number of directors currently on the board stands at six. Following completion of the merger, the board will consist of seven directors.	The FastChannel bylaws provide that the number of directors constituting the board shall be not less than one and shall be determined by the board of directors or by the stockholders.
Liability and Indemnity

The DG Systems certificate of incorporation and bylaws contain provisions that require DG Systems to indemnify directors, officers, employees and agents to that are made or threatened to be made a party to any proceeding by reason that such person is or was (a) a director, officer, employee or agent of DG Systems or (b) serving at the request of DG Systems if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of DG Systems and with respect to any criminal action or processing, had no reasonable cause to believe such conduct was unlawful.

The FastChannel bylaws require that the company indemnify any person who was or is a party or is threatened to be made a party to any proceeding or threatened proceeding (other than an action by or in the right of FastChannel) by reason that the person is or was a director, officer, employee or agent of FastChannel or serving at the request of FastChannel against fines, settlements, etc., actually and reasonably incurred if such person acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of FastChannel and, with respect to criminal action or proceedings, had no reasonable cause to believe such person's conduct was unlawful. Furthermore, the termination of any proceeding by judgment, order, settlement, conviction or upon entry of a plea shall not create a presumption that the person did not act in good faith or in a manner such person reasonably believed to be in or not opposed to the best interests of FastChannel.

The FastChannel bylaws provide that the company will indemnify a person who was or is a party or threatened to be made a party to any proceeding by or in the right of FastChannel to procure a judgment by reason of the fact that he or she is or was a director, officer, employee or agent of FastChannel if such person acted in good faith and in a manner he or she reasonably expected to be in or not opposed to the best interests of the company, except that there is no indemnification where such person is adjudicated to be liable unless the Court of Chancery of the State of Delaware determines that despite such adjudication such person is fairly and reasonably entitled to indemnity.

LEGAL MATTERS

        Gardere Wynne Sewell LLP, Dallas, Texas, counsel to DG Systems has passed upon the validity of the issuance of the DG Systems common stock for DG Systems. Latham & Watkins LLP and Nutter McClennen & Fish LLP will be delivering opinions concerning federal income tax consequences of the merger. See "THE MERGER—Material United States Federal Income Tax Consequences of the Merger."

EXPERTS

        The consolidated financial statements of Digital Generation Systems, Inc. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the statements of operations, divisional equity and cash flows of Media DVX, Inc. for each of the years ended December 31, 2004 and 2003, have been included herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

        FastChannel's consolidated financial statements as of and for the years ended December 31, 2005 and 2004 included herein have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

        The consolidated financial statements of FastChannel for the year ended December 31, 2003 have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        DG Systems files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information DG Systems files at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. DG Systems' SEC filings are also available to the public from commercial document retrieval services and on the web site maintained by the SEC at http://www.sec.gov.

        As of the date of this proxy statement/prospectus, DG Systems has filed a registration statement on Form S-4 to register with the SEC the DG Systems common stock that DG Systems will issue to FastChannel stockholders in the merger. This joint proxy statement/prospectus is a part of that registration statement and constitutes a prospectus of DG Systems, as well as a proxy statement of FastChannel and DG Systems for their respective special meetings.

        If you would like to request documents from DG Systems or FastChannel, please send a request in writing or by telephone to either DG Systems or FastChannel at the following address:

Digital Generation Systems, Inc.
750 W. John Carpenter Freeway, Suite 700
Irving, Texas 75039
Attention: Investor Relations
(972) 581-2000

FastChannel Network, Inc.
Investors Relations
250 First Avenue, Suite 201
Needham, Massachusetts 02494
(781) 898-6500

        You should rely on only the information contained in this joint proxy statement/prospectus in considering the merits of the merger. Neither DG Systems nor FastChannel has authorized anyone to provide you with information that is different from what is contained in this proxy statement/prospectus. Please note that DG Systems has supplied all information contained in this joint proxy statement/prospectus relating to DG Systems, and FastChannel has supplied all information relating to FastChannel. Neither DG Systems nor FastChannel warrants the accuracy of any information relating to the other party.

        This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities in any jurisdiction to or from any person to whom it is not lawful to make such an offer.

        This joint proxy statement/prospectus is dated May 3, 2006. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date, and neither the mailing of this proxy statement/prospectus to you nor the issuance of DG Systems common stock in the merger shall create any implication to the contrary.

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Digital Generation Systems, Inc.:

        We have audited the accompanying consolidated balance sheets of Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

                      KPMG LLP

Dallas, Texas
March 3, 2006

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	December 31, 2005	December 31, 2004
Assets
CURRENT ASSETS:
Cash and cash equivalents	$1,886	$8,059
Accounts receivable (less allowance for doubtful accounts of $549 in 2005 and $507 in 2004)	10,720	12,559
Inventories	1,548	1,475
Current deferred income taxes	829	3,396
Other current assets	933	987

Total current assets	15,916	26,476

Property and equipment, net	11,641	10,874
Long term investments	4,758	—
Goodwill	45,147	34,974
Deferred income taxes, net	17,371	14,578
Intangible and other assets, net	19,500	20,325

TOTAL ASSETS	$114,333	$107,227

Liabilities and Stockholders' Equity
CURRENT LIABILITIES
Accounts payable	$5,066	$3,280
Accrued liabilities	3,340	3,718
Deferred revenue, net	1,188	1,965
Current portion of long-term debt and capital leases	3,698	9,656

Total current liabilities	13,292	18,619

Deferred revenue, net	—	729
Long-term debt and capital leases, net of current portion	20,834	8,447

TOTAL LIABILITIES	34,126	27,795

STOCKHOLDERS' EQUITY:
Preferred stock, $0.001 par value—
Authorized 15,000 shares; Issued and outstanding—none	—	—
Common stock, $0.001 par value—
Authorized—200,000 shares; 74,806 issued and 74,219 outstanding at December 31, 2005; 73,226 issued and 72,747 outstanding at December 31, 2004	75	73
Additional paid-in capital	271,253	269,232
Accumulated deficit	(190,268)	(189,178)
Treasury stock, at cost	(853)	(695)

TOTAL STOCKHOLDERS' EQUITY	80,207	79,432

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$114,333	$107,227

The accompanying notes are an integral part of these financial statements.

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share amounts)

	For years ended December 31,
	2005	2004	2003
Revenues:
Audio and video content distribution	$49,971	$52,970	$47,928
Product sales	6,528	8,796	9,759
Other	1,853	600	—

Total revenues	58,352	62,366	57,687

Cost of revenues:
Audio and video content distribution	31,578	28,806	23,870
Product sales	3,159	4,414	5,337
Other	606	135	—

Total cost of revenues	35,343	33,355	29,207

Operating expenses:
Sales and marketing	4,318	4,707	4,499
Research and development	1,665	2,079	3,289
General and administrative	7,588	7,151	7,142
Restructuring charges	434	—	—
Impairment charges	655	9,131	—
Depreciation and amortization	6,645	5,797	7,897

Total operating expenses	21,305	28,865	22,827

Income from operations	$1,704	$146	$5,653
Other (income) expense:
Interest income and other (income) expense, net	19	(7)	99
Interest expense	2,971	1,291	864

Net income (loss) before income taxes	$(1,286)	$(1,138)	$4,690
Provision (benefit) for income taxes	(196)	(4,342)	491

Net income (loss)	$(1,090)	$3,204	$4,199

Basic net income (loss) per common share	$(.01)	$0.04	$0.06

Diluted net income (loss) per common share	$(.01)	$0.04	$0.06

Basic weighted average common shares outstanding	73,779	72,768	71,367

Diluted weighted average common shares outstanding	73,779	73,302	74,891

The accompanying notes are an integral part of these financial statements.

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

(In thousands)

	Common Stock		Treasury Stock
					Additional Paid-in Capital	Notes Receivable	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	70,834	$72	(23)	$(101)	$265,928	$(105)	$(196,581)	$69,213

Exercise of stock options	1,271	—	—	—	1,887	—	—	1,887
Issuance of common stock under employee stock purchase plan	13	—	—	—	15	—	—	15
Tax benefits from employee stock option plans	—	—	—	—	55	—	—	55
Repayment of Shareholder note receivable	—	—	—	—	—	105	—	105
Net income	—	—	—	—	—	—	4,199	4,199

Balance at December 31, 2003	72,118	$72	(23)	$(101)	$267,885	$—	$(192,382)	$75,474

Exercise of stock options	1,090	1	—	—	1,253	—	—	1,254
Issuance of common stock under employee stock purchase plan	18	—	—	—	19	—	—	19
Tax benefits from employee stock option plans	—	—	—	—	75	—	—	75
Repurchase of common stock	—	—	(456)	(594)	—	—	—	(594)
Net income	—	—	—	—	—	—	3,204	3,204

Balance at December 31, 2004	73,226	$73	(479)	$(695)	$269,232	$—	$(189,178)	$79,432

Exercise of stock options	5	—	—	—	5	—	—	5
Issuance of common stock for acquisition	1,550	2	—	—	1,998	—	—	2,000
Issuance of common stock under employee stock purchase plan	25	—	—	—	18	—	—	18
Repurchase of common stock	—	—	(108)	(158)	—	—	—	(158)
Net loss	—	—	—	—	—	—	(1,090)	(1,090)

Balance at December 31, 2005	74,806	$75	(587)	$(853)	$271,253	$—	$(190,268)	$80,207

The accompanying notes are an integral part of these financial statements.

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Years ended December 31,
	2005	2004	2003
Cash flows from operating activities:
Net income (loss)	$(1,090)	$3,204	$4,199
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation of property and equipment	3,594	3,864	4,104
Amortization of intangibles	3,052	1,933	3,793
Impairment of fixed assets	—	1,048	—
Impairment of goodwill	655	8,083	—
Deferred income taxes	(226)	(4,678)	193
Tax benefits from employee stock options	—	75	55
Loss on extinguishment of debt	949	—	—
Provision for doubtful accounts	330	275	73
Loss on disposal of fixed assets	8	—	—
Changes in operating assets and liabilities, net of working capital from acquisitions:
Accounts receivable	1,510	1,051	3,691
Other assets	(2,310)	(380)	(1,332)
Accounts payable and accrued liabilities	517	(568)	(2,641)
Deferred revenue, net	(1,635)	(2,537)	(3,283)

Net cash provided by operating activities	5,354	11,370	8,852

Cash flows from investing activities:
Purchases of property and equipment	(3,044)	(3,342)	(1,082)
Long-term investments	(5,116)	—	—
Acquisitions, net of cash acquired	(1,809)	(18,251)	—

Net cash used in investing activities	(9,969)	(21,593)	(1,082)

Cash flows from financing activities:
Proceeds from issuance of common stock	23	1,273	1,902
Purchases of treasury stock	(158)	(594)	—
Payment of shareholder note receivable	—	—	105
Payments to secure financing	(885)	(78)	(698)
Borrowings under long-term debt	19,500	16,500	9,000
Payments on long-term debt	(20,038)	(6,055)	(13,370)

Net cash provided by (used in) financing activities	(1,558)	11,046	(3,061)

Net increase (decrease) in cash and cash equivalents	(6,173)	823	4,709
Cash and cash equivalents at beginning of year	8,059	7,236	2,527

Cash and cash equivalents at end of year	$1,886	$8,059	$7,236

Cash paid for interest	$1,209	$991	$465

Cash paid for income taxes	$195	$183	$73

Noncash financing activities:
Vendor financed acquisition of software	$468	$1,544	$—

Equipment purchased under capital lease	$—	$757	$—
Note payable and stock issued to seller for acquisition	$8,500	$—	$—

The accompanying notes are an integral part of these financial statements.

DIGITAL GENERATION SYSTEMS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     The Company:

        Digital Generations Systems, Inc. (the "Company") owns a nationwide digital network that beneficially links more than 5,000 advertisers and advertising agencies with more than 10,000 radio stations and over 3,800 broadcast and cable television destinations across the United States and Canada. The Company also owns proprietary digital software, hardware and communications technology, including various bandwidth satellite receivers, audio compression codes, software to operate integrated digital multimedia networks, software development for satellite applications and engineering consulting services. The Company has a Network Operation Center located in Irving, Texas that delivers audio, video, image and data content that comprise transactions between the advertising and broadcast industries.

2.     Summary of Significant Accounting Policies:

Consolidation

        The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

        Certain prior year amounts have been reclassified to conform to current year presentations.

Cash and Cash Equivalents

        Cash and cash equivalents consist of liquid investments with original maturities of three months or less. The Company maintains substantially all of its cash and cash equivalents within a few major financial institutions in the United States. As of December 31, 2005 and 2004, cash equivalents consisted primarily of investments in U.S. money market funds.

Allowance for Doubtful Accounts

        The Company maintains an allowance for doubtful accounts related to trade accounts receivable. The allowance is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolio. The Company specifically analyzes trade receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

Inventories

        Inventories are stated at the lower of cost (determined on a first-in, first-out basis) or market. The Company's inventories include parts and components that are specialized in nature or subject to rapid technological obsolescence. While the Company has programs to minimize the required inventories on hand and considers technological obsolescence when estimating allowances required to reduce recorded amounts to market values, such estimates could change in the future.

Property and Equipment

        Property and equipment are stated at cost. Depreciation is computed over the estimated useful lives of assets using the straight-line method. Equipment held under capital leases and leasehold improvements are amortized straight-line over the shorter of the lease term or estimated useful life of the asset. Estimated useful lives generally range from 2 to 7 years for network equipment, 3 to 5 years for office equipment and furniture and 3 to 6 years for leasehold improvements.

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

        Goodwill, which represents the excess of purchase price over the fair value of net identifiable assets acquired, is assessed annually for recoverability based on its estimated fair value.

Intellectual Property Rights

        Acquired intellectual property rights, which include patents, copyrights, trademarks, know-how and certain other intangible assets, are recorded as other long-term assets at cost and amortized over estimated useful lives ranging from five to seven years using the straight-line method.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the allowance for doubtful accounts, inventories, intangible assets and income taxes. The Company bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

        The Company's services revenue from digital distribution of audio and video advertising content is billed based on a rate per transmission, and the Company recognizes revenue for these services upon notification of successful transmission of the content at the broadcast destination. Revenue for distribution of analog audio and video content by tape is recognized when delivery has occurred, which is at the time the tapes are delivered to a common carrier.

        The Company recognizes product revenue when persuasive evidence of an arrangement exists, delivery has occurred, the sales price is fixed and determinable and collectibility is probable. Generally for product sales, these criteria are met at the time of delivery to a common carrier. Provision is made at the time the related revenue is recognized for estimated product returns, which historically have been immaterial. The Company analyzes historical returns, current economic trends, and changes in customer demand when evaluating the adequacy of provisions for sales returns. At the time of the transaction, the Company assesses whether the fee associated with revenue transactions is fixed and determinable and whether or not collection is reasonably assured. The Company assesses whether the fee is fixed and determinable based on the payment terms associated with the transaction. The

Company assesses collectibility based on a number of factors, including past transaction history with the customer and the credit-worthiness of the customer. The Company does not request collateral from customers. For all sales, the Company uses either a binding purchase order or signed sales agreement as evidence of an arrangement. Shipping and handling revenues are included in product revenues and costs are included in product costs. Revenue from arrangements for the sale of products that include software components that are more than incidental to the functionality of the related product are accounted for under AICPA Statement of Position 97-2, "Software Revenue Recognition" ("SOP 97-2"). SOP 97-2 requires that when a product is sold that contains a significant software component, and the Company has no objective third party evidence as to the relative fair values of each of the components sold, the total sales value should be deferred and recognized on a straight line basis over the life of the arrangement as documented in the sales agreement.

Research and Development and Software Development Costs

        Research and development and other costs incurred to establish the technological feasibility of a software product to be sold are expensed as incurred. Costs of producing product masters incurred subsequent to establishing technological feasibility are capitalized. Capitalized software development costs are amortized on a product-by-product basis over the estimated economic life of the product (generally 3-5 years). Amortization is computed by using either the ratio that current gross revenues for a product bear to the total of current and anticipated gross revenues for that product or the straight-line method, whichever results in a greater annual amortization.

        Research and development and other costs incurred for the creation of internal use software are capitalized when the preliminary project stage is completed and only costs incurred during the application development stage are capitalized. Upon completion of the project, amortization is initiated and capitalized software development costs are amortized over its estimated useful lives, generally expected to be 3 years.

Income Taxes

        Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and its respective tax basis and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Foreign Currencies

        The Company provides services to certain entities located outside of the United States of America. The Company had losses of $2, $0 and $6 on foreign currency transactions for the years ended December 31, 2005, 2004 and 2003, respectively. Gains (losses) on foreign currency transactions are included in interest and other (income) expense in the consolidated statements of operations.

Stock Option Plans

        The Company applies the intrinsic value-based method of accounting prescribed by Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, in accounting for its fixed plan stock options. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation," established accounting and disclosure requirements using a fair value-based method of accounting for stock-based employee compensation plans. As allowed by SFAS No. 123, the Company has elected to continue to apply the intrinsic value-based method of accounting described above, and has adopted the disclosure requirements of SFAS No. 123. Pro forma net income and earnings per share disclosures, as if the Company recorded compensation expense based on the fair value for stock-based awards, have been presented in accordance with the provisions of SFAS No. 148, "Accounting for Stock-based Compensation—Transition and Disclosure," and are as follows for the three years ended December 31, 2005, 2004 and 2003 (in thousands, except per share amounts).

	December 31,
	2005	2004	2003
Net income (loss):
As reported	$(1,090)	$3,204	$4,199
Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(1,528)	(2,999)	(552)

Pro forma	$(2,618)	$205	$3,647

Basic earnings per share of common stock:
As reported	$(0.01)	$0.04	$0.06
Pro forma	$(0.04)	$0.00	$0.05
Diluted earnings per share of common stock:
As reported	$(0.01)	$0.04	$0.06
Pro forma	$(0.04)	$0.00	$0.05

        The fair value of each option grant is estimated on the date of grant using the multiple option approach of the Black-Scholes option pricing model with the following assumptions used for grants for the three years ended December 31, 2005, 2004 and 2003, respectively: risk-free interest rates of 4.0%, 3.5%, and 2.9%; a dividend yield of 0%; expected terms of 3.5, 3.2, and 3.5 years; and volatility factors of the expected market price of the Company's common stock of 62%, 71%, and 77%.

        On January 17, 2006, the Company amended the total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects, pro forma net income, and pro forma basic and diluted earnings per share of common stock for the year ended December 31, 2004 to reflect the fair value of the modification of certain warrants during 2004.

Financial Instruments and Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company performs ongoing credit evaluations of its customers, generally does not require collateral from its customers and maintains a reserve for potential credit losses. The Company believes that a concentration of credit risk with respect to accounts receivable related to audio and video content distribution (the primary source of revenues and related accounts receivable) is limited because its customers are geographically dispersed and the end users (the customers' clients) are diversified across industries. The Company's receivables are principally from advertising agencies, dub and ship houses, and syndicated programmers. The Company's revenues are not contingent on its customers' sales or collections. However, the timing of collections from its customers is affected by the billing cycle in which the customer bills its end-users (the customers' clients). The Company provides reserves for credit losses.

        The carrying values of accounts receivable and accounts payable approximate fair value due to its short maturities. The carrying value of long-term debt approximates fair value due to the variable rate of interest.

        During the years ended December 31, 2005, 2004 and 2003, the Company had no customers that accounted for more than 10% of the Company's total revenue.

3.     Acquisitions:

  Media DVX

        On April 15, 2005, the Company completed the acquisition of substantially all of the assets of Media DVX, Inc. ("MDX"). Accordingly, the results of MDX's operations have been included in the consolidated financial statements since that date. Based in Pennsylvania, MDX's core services are the distribution of program and/or advertising content to television stations throughout the country utilizing conventional and electronic duplication technology. The purpose of the acquisition was to expand the Company's electronic distribution network. The Company paid $1.5 million in cash, a $6.5 million promissory note and 1,550,388 shares of its common stock, worth approximately $2.0 million at the time of issuance, as consideration for the assets of MDX. The net purchase price was allocated based on the current estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Subsequent to the acquisition date, the Company obtained a third-party valuation of certain intangible assets of MDX and, accordingly, allocated $1.0 million to customer relationships and $0.1 million to the trade name. Both intangible assets are being amortized over 10 years. The remaining excess of the purchase price over the net assets acquired was allocated to Goodwill. Goodwill created as a result of the acquisition totaled $8.8 million, all of which is deductible for tax purposes.

  Source TV

        On August 31, 2004, the Company completed the acquisition of certain assets and assumption of certain liabilities of SourceTV ("Source"). Accordingly, the results of Source's operations have been included in the consolidated financial statements since that date. Source is a Florida-based provider of a complete online resource and searchable database of over 350,000 television commercials, both on a subscription and per-transaction basis. The purpose of the acquisition was to expand the Company's media asset management services to advertising agencies. The Company acquired the assets for $3.8 million in cash, of which $1.2 million was allocated to customer relationships and $0.7 million was allocated to the on-line resource and database. These intangible assets are being amortized over estimated useful lives of 8 years and 3 years, respectively. The excess of the purchase price over net assets acquired was allocated to Goodwill, in the amount of $2.0 million, all of which is deductible for tax purposes.

  AGT Broadcast

        On June 1, 2004, the Company purchased substantially all of the net assets and assumed certain liabilities of the Broadcast Division ("Broadcast") of Applied Graphics Technologies, Inc. ("AGT"). Accordingly, the results of Broadcast's operations have been included in the consolidated financial statements since that date. Based in New York, Broadcast's core services are the distribution of program and/or advertising content to television and radio stations throughout the country utilizing conventional and electronic duplication technology. Broadcast currently distributes content to radio stations and television destinations across the United States and maintains operations in California, Michigan, New York and Ohio.

        The Company paid $15.0 million in cash to AGT as consideration for the assets of Broadcast. The purchase price also included $0.4 million in receivables due from Broadcast to the Company which were forgiven as a result of the acquisition. The cash payment was comprised of $1.0 million of the Company's cash reserves and $14.0 million borrowed under the Company's long-term credit agreement. According to the terms of the Asset Purchase Agreement (the "AGT Agreement"), the purchase price was later reduced by $0.9 million as a result of a working capital adjustment, as defined by the AGT Agreement. The net purchase price was allocated based on the current estimated fair values of the assets acquired and liabilities assumed at the date of acquisition. Subsequent to the acquisition date, the Company obtained a third-party valuation of certain intangible assets of Broadcast and, accordingly, allocated the purchase price to those assets. The remaining excess of the purchase price over the net assets acquired was allocated to Goodwill. Goodwill created as a result of the acquisition totaled $3.3 million, all of which is deductible for tax purposes.

        The following table summarizes the estimated fair values of the assets acquired and the liabilities assumed at the date of the acquisition for each of the aforementioned acquisitions. The table also summarizes the fair values of the assets acquired and liabilities assumed of Broadcast adjusted to incorporate the results of a third party valuation analysis. The purchase price allocations for the acquisitions are as follows (in thousands):

	MDX	Source	Broadcast
Current assets	—	$150	$5,196
Property, plant and equipment	$1,004	19	1,967
Other non-current assets	—	—	26
Identifiable intangible assets	1,103	1,916	5,420
Goodwill	8,830	1,998	3,269

Total assets acquired	$10,937	$4,083	$15,878

Liabilities assumed	890	310	926

Net assets acquired	$10,047	$3,773	$14,952

        The following unaudited pro forma information details the results of operations as if the acquisitions of MDX, Source, and Broadcast had taken place on January 1, 2004 (in thousands, except per share amounts):

	Year ended December 31,
	2005	2004
Revenue	$58,984	$72,749
Income (loss) from operations	200	(4,828)
Net (loss)	$(2,708)	$(2,528)

Basic loss per share of common stock leaders	$(0.04)	$(0.03)
Diluted loss per share of common stock	$(0.04)	$(0.03)

4.     Investments:

  Investment in Verance Corporation

        Effective March 21, 2005, the Company purchased 6,286,146 shares of Series B Convertible Preferred Stock, $0.0001 par value per share (the "Series B Preferred Stock"), from Verance Corporation, a Delaware corporation ("Verance"), for $2.5 million pursuant to that certain Series B Convertible Preferred Stock Purchase Agreement, dated March 16, 2005 (the "Verance Agreement") between Verance and the Company. As required by the Verance Agreement, the Company purchased an additional 6,286,146 shares of Series B Preferred Stock from Verance for $2.5 million in July 2005. The Series B Preferred Stock is convertible into common stock, $0.0001 par value per share (the "Common Stock"), and will be automatically converted into Common Stock (1) upon the election of the holders of 66 2/3% of the Series A Preferred Stock and Series B Preferred Stock acting together, or (2) immediately prior to a qualified public offering by Verance. The holders of Series B Preferred Stock are entitled to cumulative cash dividends of 7% per annum per share. Verance has the option to pay such dividends in kind with shares of Series B Preferred Stock. For purposes of liquidation or in connection with a sale or merger by Verance, the Series B Preferred Stock is senior to any other capital stock of Verance. Holders of Verance's preferred stock vote together with holders of its Common Stock on an as-converted basis.

        The Company owns approximately 13.4% of Verance on an as-converted basis following the additional purchase and will account for the long-term investment using the cost method of accounting. Other than the Verance Agreement, the Company and its affiliates do not have a material relationship with Verance. However, the Company and Verance have simultaneously entered into other agreements that enable the Company to add certain services provided by Verance to its products. The Company has determined that these other existing agreements are not "material contracts" for purposes of Item 601(b)(10) of Regulation S-K.

5.     Inventories:

        Inventories as of December 31, 2005 and 2004 are summarized as follows (in thousands):

	December 31, 2005	December 31, 2004
Raw materials	$845	$623
Work-in-process	465	479
Finished goods	238	373

Total inventories	$1,548	$1,475

6.     Property and Equipment:

        Property and equipment as of December 31, 2005 and 2004 are summarized as follows (in thousands):

	December 31, 2005	December 31, 2004
Network equipment	$22,313	$21,365
Office furniture and equipment	7,873	7,524
Leasehold improvements	1,000	947

	31,186	29,836
Less accumulated depreciation and amortization	(19,545)	(18,962)

	$11,641	$10,874

        DG Systems incurred restructuring charges of $0.4 million during the year ended December 31, 2005. Restructuring charges relate to lease termination costs for redundant facilities in New York and severance benefits paid or accrued to employees hired in connection with the Broadcast acquisition, who were subsequently terminated.

        The Company upgraded its distribution network during 2004 and, as a result, removed certain older network assets from service. In accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), at December 31, 2004, the Company recorded an impairment charge of $1.0 million related to these assets. The fair value of the assets removed from service was determined based on its carrying value.

7.     Intangible and Other Assets:

        During the year ended December 31, 2005, the Company capitalized $0.5 million in cost related to the pending acquisition of FastChannel, Inc.

        In June 2001, the FASB issued SFAS No. 142. This accounting standard addresses financial accounting and reporting for goodwill and other intangible assets and requires that goodwill amortization be discontinued and replaced with periodic tests of impairment. A two-step impairment test is used to first identify potential goodwill impairment and then measure the amount of goodwill impairment loss, if any.

        In accordance with SFAS No. 142, goodwill amortization was discontinued as of January 1, 2002. The Company has identified three reporting units, as defined in SFAS No. 142, with goodwill, a digital distribution unit, a product sales unit and Source TV.

        As part of the Company's annual assessment of goodwill impairment required by SFAS No. 142, at December 31, 2005 and 2004, the Company recorded an impairment charge of $0.7, and $8.1 million, respectively, related to its Product Sales reporting unit. The fair value of the Product Sales reporting unit was determined by estimating the present value of future cash flows expected to be generating by the reporting unit.

        Goodwill totaled $45.1 million at December 31, 2005 and $35.0 million at December 31, 2004. The changes in the carrying value of goodwill by segment for the years ended December 31, 2005 and 2004 are as follows (in thousands):

	Segment
	Digital Distribution	Product Sales	Source TV	Total
Balance at December 31, 2003	$38,271	$10,488	$—	$48,759

Reversal of deferred tax valuation allowance	(8,971)	—	—	(8,971)
Impairment loss	—	(8,083)	—	(8,083)
Goodwill created by acquisition of Broadcast	3,269	—	—	3,269

Balance at December 31, 2004	$32,569	$2,405	—	$34,974
Finalization of Source TV acquisition	—	—	1,998	1,998
Impairment loss	—	(655)	—	(655)
Goodwill created by acquisition of MDX	8,830	—	—	8,830

Balance at December 31, 2005	$41,399	$1,750	$1,998	$45,147

        Intangible assets as of December 31, 2005, and December 31, 2004 are as follows (in thousands):

	Amortization Period	Gross Assets	Accumulated Amortization	Net Assets
December 31, 2005
Customer relationships	10 years	$7,393	$(979)	$6,414
Brand name	20 years	8,954	(2,351)	6,603
On-line resource and database	3 years	724	(315)	409
Software development costs	3-5 years	7,626	(2,731)	4,895
Other licenses	9 years	359	—	359

Total Intangible Assets		25,056	(6,376)	18,680

Other assets		820	—	820

Total Intangible and Other Assets		$25,876	$(6,376)	$19,500

December 31, 2004
Customer relationships	10 years	$5,420	$(257)	$5,163
Brand name	20 years	8,804	(1,761)	7,043
On-line resource and database	10 years	3,786	(122)	3,664
Software development costs	3-5 years	7,318	(3,846)	3,472

Total Intangible Assets		25,328	(5,986)	19,342

Other assets		983	—	983

Total Intangible and Other Assets		$26,311	$(5,986)	$20,325

        Unamortized capitalized software development costs under FAS 86 are $0.4 million and $0.5 million at December 31, 2005 and 2004, respectively. Amortization of FAS 86 type software development costs were $0.3, $0.6 and $0.1 million for the years ended December 31, 2005, 2004 and 2003, respectively.

        Amortization expense related to intangible assets totaled $3.1 million, $1.9 million and $3.8 million during the years ended December 31, 2005, 2004 and 2003, respectively. The estimated aggregate future amortization expense for intangible assets remaining as of December 31, 2005 is as follows (in thousands):

2006	2,780
2007	2,728
2008	2,375
2009	2,192
2010	1,770
Thereafter	6,835

$18,680

8.     Accrued Liabilities:

        Accrued liabilities consist of the following (in thousands):

	December 31,
	2005	2004
Telecommunications costs	$109	$120
Employee compensation	331	498
Merger liabilities	—	1,020
Royalties obligation	823	—
Property tax liabilities	363	374
Lease obligations	—	19
Other	1,714	1,687

	$3,340	$3,718

9.     Deferred Revenue, net:

        During 1999, the Company entered into contracts with two major radio broadcasting companies to produce and supply the Company's receivers, hubs and other items. One contract expired in 2003, the other was for a term of seven years. The agreements cover the related equipment and software, future software enhancements, technical support, development work and training. As the equipment to be sold under the contracts includes software components that are more than incidental to the functionality of the equipment, the entire arrangement has been accounted for under SOP 97-2, "Software Revenue Recognition." Cash received related to these contracts is recorded as deferred revenue, with revenue and cost of revenue being recognized on a straight-line basis over the respective contract terms.

        Revenues and cost of revenues under these two contracts were (in thousands) $2,626 and $861 respectively during 2005 and $4,074 and $1,424, respectively during 2004 and $5,109 and $1,826, respectively, during 2003.

        The components of deferred revenue at December 31, 2005 and 2004 are as follows (in thousands):

	December 31, 2005	December 31, 2004
Deferred revenue	$1,553	$3,919
Deferred cost of revenue	(365)	(1,225)

	1,188	2,694
Less current portion	(1,188)	(1,965)

	$—	$729

10.   Long-Term Debt:

        Long-term debt as of December 31, 2005 and 2004 is summarized as follows (in thousands):

	December 31, 2005	December 31, 2004
Term loan	$12,500	$8,900
Revolving credit facility	4,276	7,250
Note Payable issued to Seller for MDX acquisition	6,500	—
Capital lease obligations	1,256	1,953

	24,532	18,103
Less current portion	(3,698)	(9,656)

	$20,834	$8,447

        In conjunction with the purchase of MDX, on April 15, 2005, the Company amended its credit facility. As a result of this amendment, the Company wrote off approximately $0.3 million in previously deferred loan origination fees incurred during the three months ended June 30, 2005. The amended credit facility provided for a $15.0 million revolving line of credit as well as a $15.0 million term loan. All previous outstanding debt was consolidated into the term loan effective as of the closing date of the transaction. The amended term loan was scheduled to mature on March 31, 2008 and required quarterly principal payments of $1.25 million. The Company paid interest on borrowings at a variable rate based on the lender's Prime Rate or LIBOR, plus an applicable margin. The applicable margin fluctuated based on the Company's leverage ratios as defined in the amended long-term credit agreement. At December 31, 2005, the loan interest rate was approximately 8.6%.

        Under the amended long-term credit agreement, the Company was required to maintain certain fixed charge coverage ratios, certain leverage ratios and minimum tangible net worth on a quarterly basis and is subject to limitations on capital expenditures for a rolling twelve-month period and limitations on capital lease borrowings on an annual basis. Other than its fixed charge coverage ratio, the Company was in compliance with these covenants for the period ended June 30, 2005. As of September 30, 2005, DG Systems was not in compliance with one of its covenants related to its leverage ratio. On November 9, 2005, DG Systems received a waiver from its lenders as of the September 30, 2005. In connection with securing this waiver, certain other changes were made to the credit facility which, among other things, reduced the amount that could be borrowed under DG Systems' revolving line of credit from $15.0 million to $4.5 million. As of December 31, 2005, DG Systems was not in compliance with its loan covenants. Upon making this determination, DG Systems agreed to seek a new lender.

        On February 10, 2006, DG Systems entered into a $25,000,000 Credit Agreement with Wachovia Bank, N.A. The new revolving credit facility replaces DG Systems' prior senior secured credit facility. The new facility provides that borrowings under the facility will bear interest at various rates, over the applicable base rate or over LIBOR. The new facility is not subject to any borrowing base, contains customary debt to EBITDA leverage tests and minimum EBITDA tests, provides for customary events of default, is guaranteed by all of DG Systems subsidiaries and is secured by substantially all of the assets of DG Systems and its subsidiaries other than the stock and assets of its subsidiary that owns the assets acquired from MediaDVX. The loan matures on February 10, 2008. As a result of this refinancing, the Company has classified its debt as of December 31, 2005 in accordance with its new Credit Agreement with Wachovia Bank. In addition, the Company wrote off approximately $0.7 million in previously deferred loan origination fees incurred for the prior credit facility.

11.   Income Taxes:

        Components of deferred tax assets at December 31, 2005 and 2004 are as follows (in thousands):

	2005	2004
Deferred Tax Assets
Net operating loss carryforwards	$21,927	$20,826
Current temporary differences	829	519
Other	294	1,116

Total gross deferred tax assets	23,050	22,461
Less valuation allowance	—	—

Net deferred tax assets after valuation allowance	$23,050	$22,461

Deferred Tax Liabilities
Non-deductible intangibles and fixed asset basis	(4,850)	(4,487)

Net deferred tax assets	$18,200	$17,974

        Components of the provision for income taxes are as follows (in thousands):

	2005	2004	2003
Current
US Federal	$18	$176	$136
State	11	85	107

	29	261	243
Deferred
US Federal	(125)	1,950	1,562
State	(100)	170	92

	(225)	2,120	1,654
Valuation allowance	—	(6,723)	(1,406)

	$(196)	$(4,342)	$491

        Income tax expense (benefit) differs from the amounts that would result from applying the federal statutory rate of 34% to the Company's net income (loss) before income taxes and cumulative effect of change in accounting principle as follows (in thousands):

	2005	2004	2003
Expected tax expense (benefit)	$(437)	$(387)	$1,595
State income taxes, net of federal benefit	(88)	227	239
Alternative minimum taxes	—	—	136
Non-deductible goodwill impairment	223	2,748	—
Other non-deductible items	106	(207)	(73)
Utilization of acquired deferred tax assets recorded as reduction to goodwill	—	8,971	4,547
Valuation allowance	—	(15,694)	(5,953)

Provision (benefit) for income taxes	$(196)	$(4,342)	$491

        The net operating loss (NOL) carryforwards of approximately $59.0 million will expire on various dates ranging from 2011 to 2025. Utilization of approximately $29.7 million of these carryforwards will be limited on an annual basis as a result of previous business combinations, pursuant to Section 382 of the Internal Revenue Code.

        Generally accepted accounting principles require the Company to record a valuation allowance against its deferred tax assets if it is "more likely than not" that the Company will not be able to utilize them in the future. For the period from 2001 through 2004, the Company has utilized $22.2 million in NOL carryforwards to offset its current tax liability. During 2004, the Company concluded that realization of all tax benefits from NOL carryforwards and other deferred tax assets was more likely than not. As a result, $15.7 million of the valuation allowance for deferred tax assets was reversed, resulting in a non-cash tax benefit of $6.7 million, which offset fiscal 2004 income tax expense of $2.4 million. The remaining $9.0 million reduction in the valuation allowance related to acquired deferred tax assets and was recorded as a reduction to goodwill. At December 31, 2005, the Company again concluded that realization of all benefits of its deferred tax assets was more likely than not. As such, no valuation allowance has been recorded.

12.   Employee Benefit Plan:

        The Company has a 401(k) retirement plan for full-time U.S. based employees. Employees who are at least 21 years of age and have completed at least 90 days of service are eligible to participate in the plan. Employees may contribute up to 20% of gross pay with a maximum dollar limit for 2005 of $14,000. The employer contribution is made at the end of the plan year in an amount set by corporate resolution, based on participants' compensation. The Company made no contributions to the plan in 2005, 2004 or 2003.

13.   Stockholders' Equity:

Warrants

        The Company has issued warrants in connection with certain financing and leasing transactions as well as through common stock offerings. All outstanding warrants are convertible into common stock. The warrants outstanding at December 31, 2005 expire on various dates from 2006 through 2010. A summary of outstanding warrants at December 31, 2005, 2004 and 2003 and changes during the years then ended follows:

	2005		2004		2003
	Warrants	Wtd. Avg. Exercise Price	Warrants	Wtd. Avg. Exercise Price	Warrants	Wtd. Avg. Exercise Price
Outstanding at beginning of the year	7,379,118	$2.30	7,379,118	$2.30	8,544,870	$2.48
Canceled	(303,310)	1.44	—	—	(1,165,752)	3.62

Outstanding at end of the year	7,075,808	$1.16	7,379,118	$2.30	7,379,118	$2.30

        On June 24, 2004, the Company approved a proposal to extend the expiration date of certain fully-vested, outstanding warrants to purchase Common Stock of the Company held by Scott K. Ginsburg, Chairman and Chief Executive Officer, and Omar A. Choucair, Chief Financial Officer, from March 31, 2005 until March 20, 2008. The modification had no effect on the Company's consolidated financial statements but was included in the Company's disclosure of pro forma net income (loss) and earnings (loss) per share under SFAS No. 123 in Footnote 2 to these financial statements.

        On December 21, 2005, Company approved a proposal to (i) extend the expiration date of certain fully-vested, outstanding warrants to purchase Common Stock of the Company held by Scott K. Ginsburg, Chairman and Chief Executive Officer, and Omar A. Choucair, Chief Financial Officer, until December 31, 2010, and (ii) reduce the strike price of the warrants to $1.00. Prior to these modifications, Mr. Ginsburg held fully vested warrants as follows: (i) warrant to purchase 1,460,067 shares of Common Stock, strike price $3.25, with an expiration date of December 20, 2006; (ii) warrant to purchase 1,548,460 shares of Common Stock, strike price $3.25, with an expiration date of February 20, 2008: and (iii) warrant to purchase 3,509,730 shares of Common Stock, strike price $1.44, with an expiration date of March 20, 2008. Prior to the approved modifications, Mr. Choucair held a fully vested warrant to purchase 86,660 shares of Common Stock, strike price $1.44 and an expiration date of March 20, 2008. The modification had no effect on the Company's consolidated financial statements but was included in the Company's disclosure of pro forma net income (loss) and earnings (loss) per share under SFAS No. 123 in Footnote 2 to these financial statements.

14.   Stock Plans:

        The Company has three Stock Option Plans:

1992 Stock Option Plan

        Under the Company's 1992 Stock Option Plan, (the "1992 Plan"), the Company may issue up to 14,950,000 shares of common stock to employees, officers, directors and consultants. The exercise price and terms of the options granted are determined by the Board of Directors, provided that such price cannot be less than the fair value of the common stock on the date of grant for incentive stock options or, in the case of non-statutory options, less than 85 percent of the fair value of the common stock on the date of grant. The options generally vest over four years. The 1992 Plan provides that, in the event of a change in control of the Company, executive officers of the Company will receive accelerated vesting for a portion of its unvested option shares. The term of the options granted is seven years. No options have been granted at less than fair value under this plan.

1996 Supplemental Option Plan

        Under the Company's 1996 Supplemental Option Plan, the Company may issue up to 750,000 shares of common stock to employees, officers, directors and consultants. The exercise price and terms of the options granted are determined by the Board of Directors. The options generally vest over four years. The term of the options granted is seven years.

1995 Director Option Plan

        Under the Company's 1995 Director Option Plan (the "Director Plan"), the Company may issue up to 800,000 shares of common stock to non-employee directors. The Director Plan provides that each future non-employee director of the Company will be automatically granted an option to purchase 10,000 shares of common stock (the "First Option") on the date on which the optionee first becomes a non-employee director of the Company and an additional option to purchase 2,500 shares of common stock (the "Subsequent Option") on each anniversary date thereafter. The exercise price per share of all options granted under the Director Plan shall be equal to the fair market value of a share of the Company's common stock on the date of grant. Shares subject to the First Option vest over 36 months, and the Subsequent Option shares vest over 12 months beginning with the month following the second anniversary of its date of grant. The term of the options granted is ten years.

        A summary of the Company's fixed plan stock options at December 31, 2005, 2004 and 2003 and changes during the years then ended is presented below:

	2005		2004		2003
	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price	Shares	Wtd. Avg. Exercise Price
Outstanding at beginning of the year	5,379,949	$2.66	7,167,420	$2.42	9,050,501	$2.49
Granted	90,000	$1.09	222,500	$1.28	1,484,571	$1.53
Exercised	(4,301)	$1.03	(1,090,584)	$1.15	(1,270,604)	$1.66
Canceled	(2,283,491)	$3.19	(919,387)	$2.24	(2,097,048)	$2.49

Outstanding at end of the year	3,182,157	$2.25	5,379,949	$2.66	7,167,420	$2.42

Exercisable at end of the year	2,767,879	$2.37	4,534,560	$2.89	5,447,991	$2.69
Weighted average fair value of options granted		$0.51		$0.64		$0.80

        The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding				Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price
$0.65 - $1.07	592,798	6.88 years	$1.00	465,626	$1.01
$1.14 - $1.26	329,792	6.80 years	$1.21	173,959	$1.18
$1.29 - $1.49	479,641	6.34 years	$1.30	438,680	$1.30
$2.16 - $2.94	1,067,426	4.82 years	$2.29	977,114	$2.28
$3.31 - $5.75	712,500	4.14 years	$4.34	712,500	$4.34

$0.65 - $5.75	3,182,157			2,767,879

        As of December 31, 2005, there were 11,785,783 shares available for future grant under the stock option plans.

15.   Commitments and Contingencies:

        The Company leases its facilities and certain equipment under non-cancelable capital and operating leases.

        The table below summarizes DG Systems' contractual obligations, including estimated interest, at December 31, 2005 (in thousands):

		Payments Due by Period
Contractual Obligation	Total	Less Than 1 Year	1-3 Years	4-5 Years	After 5 Years
Long-Term Debt	$27,361	4,647	22,714	—	—
Capital Leases	1,328	1,010	318	—	—
Operating Leases	6,323	2,060	2,206	2,057	—
Employment contracts	1,306	935	371	—	—
Unconditional Purchase Obligations	2,750	1,500	1,250	—	—

Total Contractual Cash Obligations	$39,068	$10,152	$26,859	$2,057	—

        The present value of obligations under capital lease was $1,171 of which $949 is classified as a current liability.

        Rent expense totaled $2,675, $2,422 and $2,419 in 2005, 2004 and 2003, respectively.

        As of December 31, 2005, the Company has non-cancelable future minimum purchase commitments with its telephone service providers of approximately $1,500 for 2006 and $1,250 for 2007.

        The Company is involved in various legal actions arising from the ordinary course of business. Management does not believe the ultimate resolution of these matters will have a material effect on the Company's financial position.

16.   Net Income (Loss) Per Share:

        Under SFAS No. 128, "Earnings per Share," the Company is required to compute earnings per share under two different methods (basic and diluted). Basic earnings per share is calculated by dividing net income (loss) attributable to common shareholders by the weighted average shares of common stock outstanding during the period. Diluted earnings per share is calculated by dividing net income attributable to common shareholders by the weighted average shares of outstanding common stock and common stock equivalents during the period.

        A reconciliation of net income (loss) per basic and diluted share for the three years ended December 31, 2005 follows (in thousands, except per share amounts):

	December 31,
	2005	2004	2003
Basic:
Net income (loss) applicable to common shareholders	$(1,090)	$3,204	$4,199
Weighted average shares outstanding	73,779	72,768	71,367

Net income (loss) per share	$(0.01)	$0.04	$0.06

Diluted:
Net income (loss) applicable to common shareholders	$(1,090)	$3,204	$4,199

Weighted average shares outstanding	73,779	72,768	71,367
Add: Net effect of potentially dilutive shares	—	534	3,524

Total shares	73,779	73,302	74,891

Net income (loss) per share	$(0.01)	$0.04	$0.06

17.   Unaudited Quarterly Financial Information (in thousands, expect per share amounts)

	Quarter Ended
	March 31, 2005	June 30, 2005	September 30, 2005	December 31, 2005
Revenues	$15,703	$15,156	$13,108	$14,385
Gross profit	6,639	5,831	4,479	6,060
Net income (loss)	1,125	(350)	(841)	(1,024)
Earnings (loss) per share	$0.02	$0.00	$(0.01)	$(0.02)

	Quarter Ended
	March 31, 2004	June 30, 2004	September 30, 2004	December 31, 2004
Revenues	$13,381	$14,890	$15,613	$18,482
Gross profit	6,490	7,511	6,274	8,736
Net income (loss)	1,317	1,587	547	(247)
Earnings per share	$0.02	$0.02	$0.01	$0.00

18.   Segment Information:

        The Company operates predominantly in two industry segments: digital and physical distribution of audio and video content and product sales of transmission and compression technology equipment. The Company has defined its reportable segments based on internal financial reporting used for corporate management and decision-making purposes. The information in the following tables is derived directly from the segments' internal financial reporting used for corporate management purposes (in thousands).

	Year ended December 31, 2005
	Audio and Video Content Distribution	Product Sales	Other	Intersegment Eliminations(a)	Consolidated Totals
Revenues	$49,971	$6,528	$1,853	$—	$58,352
Interest expense	2,971	—	—	—	2,971
Depreciation and amortization expense	5,514	737	394	—	6,645
Impairment charges	—	655	—	—	655
Net income (loss)	$(2,355)	$1,015	$250	$—	$(1,090)

Purchases of property and equipment	$3,036	$8	$—	$—	$3,044

Total assets	$145,947	$14,106	$3,690	(49,410)	$114,333

	Year ended December 31, 2004
	Audio and Video Content Distribution	Product Sales	Other	Intersegment Eliminations(a)	Consolidated Totals
Revenues	$52,970	$8,796	$600	$—	$62,366
Interest expense	572	671	48	—	1,291
Depreciation and amortization expense	4,579	1,094	124	—	5,797
Impairment charges	1,048	8,083	—	—	9,131
Net income (loss)	$10,463	$(7,292)	$33	$—	$3,204

Purchases of property and equipment	$3,287	$55	$—	$—	$3,342

Total assets	$151,448	$15,797	$4,533	$(64,551)	$107,227

	Year ended December 31, 2003
	Audio and Video Content Distribution	Product Sales	Other	Intersegment Eliminations(a)	Consolidated Totals
Revenues	$47,928	$9,759	$—	$—	$57,687
Interest expense	112	752	—	—	864
Depreciation and amortization expense	4,230	3,667	—	—	7,897
Net income (loss)	$8,229	$(4,030)	$—	$—	$4,199

Purchases of property and equipment	$1,061	$21	$—	$—	$1,082

Total assets	$110,371	$24,834	$10	$(42,282)	$92,933

(a)
Intersegment eliminations relate to intercompany receivables and payables that occur when one operating segment pays costs that are related to another operating segment.

19.   New Accounting Pronouncements:

        In December 2004, the FASB issued SFAS No. 123R "Share Based Payment." SFAS No. 123R is a revision to SFAS 123 and supersedes APB Opinion No. 25 and amends FASB Statement No. 95, "Statement of Cash Flows." SFAS No. 123R requires a public entity to expense the cost of employee services received in exchange for an award of equity instruments. It provides guidance on valuing and expensing these awards, as well as disclosure requirements of these equity arrangements. SFAS No. 123R also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. SFAS No. 123R permits an issuer to use either a prospective or one of two modified versions of retrospective application under which financial statements for prior periods are adjusted on a basis consistent with the pro forma disclosures required for those periods by the original SFAS No. 123. Under the retroactive options, prior periods may be restated either as of the beginning of the year of adoption or for all periods presented. As modified by the SEC on April 15, 2005, SFAS No. 123R is effective for the first annual or interim reporting period of the registrant's first fiscal year that begins after June 15, 2005.

        We currently account for share-based compensation to employees using APB Opinion No. 25's intrinsic value method and, as such, we generally recognize no compensation cost for employee stock options. Upon our adoption of SFAS No. 123R on January 1, 2006, we will begin recognizing an expense for unvested share-based compensation that has been issued as of January 1, 2006 and equity instruments issued after that date. The adoption of SFAS No. 123R's fair value method may have a significant impact on our results of operations and the classification of certain cash flows. While operating expenses are expected to increase, we do not expect the adoption of SFAS No. 123R to have a significant impact on our financial position since 96% of our outstanding options at December 31, 2005 are already vested. However, the ultimate impact of the adoption of SFAS No. 123R cannot be predicted at this time because it will be depend on levels of share-based compensation granted in the future.

20.   Related Party Transaction

        In connection with the Company's acquisition of Media DVX, a $6.5 million promissory note was issued to the seller of Media DVX and is payable over three years with an interest rate of the one month LIBOR rate for the applicable period with principal and then accrued interest due as follows: $1.5 million due on April 15, 2006, $2.0 million due on April 15, 2007, and $3.0 million due on April 15, 2008. DG Systems pays accrued interest on the promissory note on a quarterly basis. The promissory note has been personally guaranteed by Scott K. Ginsburg, DG System's Chief Executive Officer and Chairman of the Board. An independent valuation of Mr. Ginsburg's personal guarantee of the Company's debt was obtained for the purpose of determining an amount to compensate him for such guarantee. The valuation determined that the improved interest rate obtained by the Company as a direct result of the personal guarantee is worth approximately $0.3 million over the term of the loan. For the year ended December 31, 2005, the Company has recognized additional interest expense of $0.1 million associated with the guarantee.

21.   Other Events

        On December 14, 2005, the Company entered a definitive agreement with privately held FastChannel Network, Inc. ("FastChannel") to merge in a tax-free, stock-for-stock transaction valued at approximately $36.0 million based on the last reported sale of DG Systems common stock on The Nasdaq National Market immediately prior to execution.

        Under the terms of the agreement, if completed, FastChannel will merge with the Company through the issuance of approximately 52 million Company shares to FastChannel stockholders. Additionally, the Company will assume up to $10 million of FastChannel debt.

        The Company will have approximately 126.2 million fully diluted shares and the Company stockholders will own approximately 59%, while FastChannel stockholders will own approximately 41% of the combined enterprise.

REPORT OF INDEPENDENT AUDITORS

To The Board of Directors and Stockholders of
FastChannel Network, Inc.
Needham, Massachusetts

        We have audited the accompanying consolidated balance sheets of FastChannel Network, Inc. as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in redeemable convertible preferred stock and stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the 2005 and 2004 consolidated financial statements referred to above present fairly, in all material respects, the financial position of FastChannel Network, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations, is in default under its lending arrangements and has negative working capital and operating cash flows. These circumstances raise substantial doubt about its ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/  VITALE, CATURANO & COMPANY, LTD.

March 30, 2006
Boston, Massachusetts

Report of Independent Auditors

To the Board of Directors and Stockholders of
FastChannel Network, Inc:

        In our opinion, the accompanying consolidated statements of operations, redeemable convertible preferred stock and stockholders' deficit and cash flows for the year ended December 31, 2003 present fairly, in all material respects, the results of operations of FastChannel Network, Inc. and its subsidiaries and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP
Boston, Massachusetts
November 18, 2004

FASTCHANNEL NETWORK, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,262,450	$6,778,915
Accounts receivable, net of allowance for doubtful accounts of $261,428, and $71,713 at December 31, 2005 and 2004, respectively	4,835,626	5,184,896
Inventory	210,253	135,029
Restricted cash	453,437	315,000
Prepaid expenses and other current assets	431,048	254,738

Total current assets	7,192,814	12,668,578

Property and equipment, net	8,428,771	8,637,098
Capitalized software, net	2,278,366	1,429,738
Goodwill, net	7,033,113	7,033,113
Restricted cash	950,956	469,955

	18,691,206	17,569,904

	$25,884,020	$30,238,482

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT:
Current liabilities:
Accounts payable	$3,534,279	$2,565,994
Accrued expenses and other current liabilities	695,713	647,665
Capital leases payable	151,102	—
Line of credit	2,480,760	1,975,000
Note payable—equipment line of credit	1,800,000	—
Senior subordinated debt due to stockholder	1,000,000	—
Subordinated debt, net of applicable discount of $214,302 at December 31, 2005	3,285,698	—
Deferred revenue	672,929	612,409

Total current liabilities	13,620,481	5,801,068

Deferred rent	508,717	115,309
Capital lease payable	331,370	—
Subordinated debt, net of applicable discount of $303,983 at December 31, 2004	—	3,196,017

	840,087	3,311,326

Total liabilities	14,460,568	9,112,394

Commitments (Note 9)
Redeemable convertible preferred stock
Series A-1, B-1, C-1, D-1, E-1 and F, $.01 par value, 59,320,352 shares authorized; 33,859,352, and 33,951,937 shares issued and outstanding at December 31, 2005 and 2004, respectively (liquidation preference of $41,003,876 and $41,698,172 at December 31, 2005 and 2004, respectively)	39,929,582	39,870,943

Stockholders' deficit:
Common stock, $.01 par value, 80,404,648 shares authorized; 8,466,069 and 7,163,484 shares issued and outstanding at December 31, 2005 and 2004, respectively	84,661	71,635
Class B (nonvoting) common stock, $.01 par value, 275,000 shares authorized; 259,293 shares issued and outstanding	2,593	2,593
Additional paid-in capital	10,300,105	10,229,942
Accumulated deficit	(38,882,458)	(29,017,128)
Accumulated other comprehensive income	(11,031)	(31,897)

Total stockholders' deficit	(28,506,130)	(18,744,855)

Total liabilities, redeemable convertible preferred stock and stockholders' deficit	$25,884,020	$30,238,482

The accompanying notes are an integral part of these consolidated financial statements.

FASTCHANNEL NETWORK, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended December 31,
	2005	2004	2003
Revenue:
Transaction fees	$22,135,747	$18,542,838	$11,747,929
Subscription and membership fees	2,602,312	2,798,754	2,456,623

Total revenues	24,738,059	21,341,592	14,204,552

Cost of revenues:
Transaction services	13,993,190	12,024,786	8,638,494
Subscription and memberships	280,551	280,322	433,118

Total cost of revenues	14,273,741	12,305,108	9,071,612

Operating expenses:
Selling and marketing	4,691,351	3,341,701	3,494,235
Product development	5,512,077	3,508,010	3,977,333
General and administrative	7,159,192	4,871,031	4,751,299
Depreciation and amortization	2,336,180	786,579	587,217

Total operating expenses	19,698,800	12,507,321	12,810,084

Loss from Operations	(9,234,482)	(3,470,837)	(7,677,144)
Other income (expense):
Interest income	107,327	43,517	66,775
Interest expense	(738,175)	(828,378)	(329,306)

	(630,848)	(784,861)	(262,531)

Loss before extraordinary items	(9,865,330)	(4,255,698)	(7,939,675)
Extraordinary items (less applicable income taxes of $—)(Note 3)	—	151,961	—

Net loss	(9,865,330)	$(4,103,737)	$(7,939,675)

The accompanying notes are an integral part of these consolidated financial statements.

FASTCHANNEL NETWORK, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE

CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

												Total Redeemable Convertible Preferred Stock and Stockholders' Deficit
	Redeemable Convertible Preferred Stock				Class B Common Stock
			Common Stock							Accumulated Other Comprehensive Loss
							Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit		Total Stockholders' Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Shares	Amount
Balance, December 31, 2002	20,356,887	28,353,200	3,312,896	33,129	259,293	2,593	5,307,299	(62,907)	(16,973,716)	—	(11,693,602)	16,659,598
Issuance of restricted common stock	—	—	122,500	1,225	—	—	80,850	—	—	—	82,075	82,075
Issuance of common stock for warrant and options exercises	—	—	116,982	1,170	—	—	8,504	—	—	—	9,674	9,674
Issuance of Series B preferred stock	54,317	86,907	—	—	—	—	—	—	—	—	—	86,907
Issuance of Series E preferred stock, net of issuance costs of $2,407	136,651	180,433	—	—	—	—	—	—	—	—	—	180,433
Issuance of warrants in connection with subordinated debt	—	—	—	—	—	—	422,800	—	—	—	422,800	422,800
Accretion of preferred stock to redemption value	—	343,186	—	—	—	—	(343,186)	—	—	—	(343,186)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	31,454	—	—	31,454	31,454
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(11,894)	(11,894)	(11,894)	$(11,894)
Net loss	—	—	—	—	—	—	—	—	(7,939,675)	—	(7,939,675)	(7,939,675)	(7,939,675)

Comprehensive net loss for the year ended December 31, 2003													$(7,951,569)

Balance, December 31, 2003	20,547,855	28,963,726	3,552,378	35,524	259,293	2,593	5,476,267	(31,453)	(24,913,391)	(11,894)	(19,442,354)	9,521,372
Issuance of common stock for warrant and options exercises	—	—	51,250	512	—	—	1,540	—	—	—	2,052	2,052
Issuance of Series B preferred stock	38,293	61,269	—	—	—	—	—	—	—	—	—	61,269
Beneficial conversion feature associated with notes payable to stockholder	—	—	—	—	—	—	234,838	—	—	—	234,838	234,838
Issuance of Series F preferred stock, net of issuance costs of $186,658	16,925,645	15,535,069	—	—	—	—	(222,222)	—	—	—	(222,222)	15,312,847
Issuance of warrants in connection with subordinated debt and other borrowings	—	—	—	—	—	—	85,997	—	—	—	85,997	85,997
Conversion of preferred stock to common stock	(3,559,856)	(4,982,015)	3,559,856	35,599	—	—	4,946,416	—	—	—	4,982,015	—
Accretion of preferred stock to redemption value	—	292,894	—	—	—	—	(292,894)	—	—	—	(292,894)	—
Amortization of deferred compensation	—	—	—	—	—	—	—	31,453	—	—	31,453	31,453
Currency translation adjustment	—	—	—	—	—	—	—	—	—	(20,003)	(20,003)	(20,003)	$(20,003)
Net loss	—	—	—	—	—	—	—	—	(4,103,737)	—	(4,103,737)	(4,103,737)	(4,103,737)

Comprehensive net loss for the year ended December 31, 2004	—	—	—	—	—	—	—	—	—	—	—	—	$(4,123,740)

The accompanying notes are an integral part of these consolidated financial statements

FASTCHANNEL NETWORK, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN REDEEMABLE

CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT

(Continued)

												Total Redeemable Convertible Preferred Stock and Stockholders' Deficit
	Redeemable Convertible Preferred Stock				Class B Common Stock
			Common Stock							Accumulated Other Comprehensive Loss
							Additional Paid-In Capital	Deferred Compensation	Accumulated Deficit		Total Stockholders' Deficit		Comprehensive Loss
	Shares	Amount	Shares	Amount	Shares	Amount
Balance at December 31, 2004	33,951,937	39,870,943	7,163,484	71,635	259,293	2,593	10,229,942	—	(29,017,128)	(31,897)	(18,744,855)	21,126,088
Issuance of restricted common stock	—	—	7,882,000	78,820	—	—	129,000	(75,820)	—	—	132,000	132,000
Amortization of deferred compensation	—	—	—	—	—	—	—	9,100	—	—	9,100	9,100
Forfeiture of restricted common stock			(6,672,000)	(66,720)	—	—	—	66,720	—	—	—	—
Issuance of warrants in connection with subordinated debt and other borrowings	—	—	—	—	—	—	728	—	—	—	728	728
Conversion of preferred stock to common stock	(92,585)	(132,941)	92,585	926	—	—	132,015	—	—	—	132,941	—
Accretion of preferred stock to redemption value	—	191,580	—	—	—	—	(191,580)	—	—	—	(191,580)	—
Currency translation adjustment	—	—	—	—	—	—	—	—	—	20,866	20,866	20,866	20,866
Net loss	—	—	—	—	—	—	—	—	(9,865,330)	—	(9,865,330)	(9,865,330)	(9,865,330)

Comprehensive net loss for the year ended December 31, 2005	—	—	—	—	—	—	—	—	—	—	—	—	(9,844,464)

Balance at December 31, 2005	33,859,352	$39,929,582	8,466,069	$84,661	259,293	$2,593	$10,300,105	—	$(38,882,458)	$(11,031)	$(28,506,130)	$11,423,452

The accompanying notes are an integral part of these consolidated financial statements

FASTCHANNEL NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	2005	2004	2003
Cash flows from operating activities:
Net loss	(9,865,330)	$(4,103,737)	$(7,939,675)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	5,226,981	2,734,707	2,755,766
Noncash compensation expense	141,100	31,453	112,304
Noncash interest expense	90,410	441,395	33,277
Loss on disposition of assets	133,280	—	—
Noncash gain associated with negative goodwill arising from acquisition	—	(151,961)	—
Change in operating assets and liabilities:
(Increase) decrease in:
Accounts receivable	349,270	(2,243,859)	(1,368,040)
Inventory	(75,224)	(135,029)	—
Prepaid expenses and other current assets	(176,310)	(111,492)	10,864
Increase (decrease) in:
Accounts payable	968,285	538,361	893,906
Accrued expenses and other current liabilities	48,048	(226,018)	121,604
Deferred revenue	60,520	259,672	92,272
Deferred rent	393,408	75,622	(6,997)

Net cash used in operating activities	(2,705,562)	(2,890,886)	(5,294,719)

Cash flows from investing activities:
Capitalization of software development costs	(1,526,846)	(1,081,005)	(596,811)
Purchases of property and equipment	(4,229,373)	(6,524,734)	(3,190,223)
Proceeds from disposal of property and equipment	282,400	—	2,813
Change in restricted cash	(619,438)	(227,999)	(144,931)

Net cash used in investing activities	(6,093,257)	(7,833,738)	(3,929,152)

Cash flows from financing activities:
Proceeds from line of credit	2,480,760	1,975,000	—
Repayments of borrowings under line of credit	(1,975,000)	—	—
Proceeds from subordinated debt	—	—	3,500,000
Proceeds from senior subordinated debt due to Stockholder	1,000,000	—	—
Proceeds from issuance of notes payable to Stockholders	—	2,000,000	—
Proceeds from equipment line of credit	2,000,000	—	1,951,118
Repayments of borrowings under equipment line of Credit	(200,000)	(2,293,026)	(1,706,976)
Proceeds from issuance of Preferred Stock, Net	—	13,277,847	180,433
Proceeds from issuance of restricted common stock	—	—	1,225
Proceeds from exercise of common stock options and Warrant	—	2,052	9,674
Principal Payments under Capital Lease	(44,272)	—	—

Net cash provided by financing Activities	3,261,488	14,961,873	3,935,474

Effect of exchange rate changes on cash and cash Equivalents	20,866	(20,018)	(8,948)

Increase (decrease) in cash and cash equivalents	(5,516,465)	4,217,231	(5,297,345)
Cash and cash equivalents, beginning of year	6,778,915	$2,561,684	7,859,029

Cash and cash equivalents, end of year	$1,262,450	$6,778,915	$2,561,684

The accompanying notes are an integral part of these consolidated financial statements

FASTCHANNEL NETWORK, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

	Years Ended December 31,
	2005	2004	2003
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	$460,590	$416,937	$269,029

Income taxes	$—	$—	$—

Supplemental disclosure of noncash financing activities:
Discount of subordinated debt related to issuance of common stock warrants	$—	$—	$422,800

Series F Preferred Stock issued in connection with conversion of notes payable to stockholder and accrued interest	$—	$2,035,000	$—

Series B Preferred Stock issued in connection with the earn-out provision from Swan acquisition	$—	$61,269	$86,907

Conversion of redeemable convertible preferred stock to common stock	$132,941	$4,982,015	$—

Accretion on redeemable convertible preferred stock	$191,580	$292,894	$343,186

Beneficial conversion feature associated with notes payable to stockholder	$—	$234,838	$—

Issuance of warrants in connection with subordinated debt and other borrowings	$728	$85,997	$422,800

Acquisition of property through a capital lease	$526,743	$—	$—

The accompanying notes are an integral part of these consolidated financial statements

FASTCHANNEL NETWORK, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.     NATURE OF BUSINESS

        FastChannel Network, Inc. (the "Company") was incorporated as a Delaware corporation in 2000. The operations of the Company are designed to provide a fully integrated advertisement distribution and asset management system through a web-based software platform that streamlines the creation, distribution and management of digital advertising assets.

        The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the years ended December 31, 2005, 2004 and 2003, the Company incurred net losses of approximately $9.9 million, $4.1 million and $7.9 million, respectively, and had negative cash flow from operations of $2.7 million, $2.9 million and $5.3 million, respectively. Working capital at December 31, 2005 and 2004 was a deficit of $6.4 million and $6.9 million, respectively.

        At December 31, 2005 the Company is in default of certain covenants of its 2005 Revolving Line of Credit, 2005 Equipment Line of Credit and Subordinated Debt. The Company executed a forbearance agreement in January 2006 for the revolving line and equipment line of credit. The Company is discussing forbearance terms with the Subordinated Debt holders. Due to uncertainty surrounding ongoing compliance, all of such debt instruments noted above have been classified as current at December 31, 2005.

        On December 14, 2005, the Company entered a definitive agreement with Digital Generation Systems, Inc. ("DG Systems") to merge in a tax-free, stock-for-stock transaction valued at approximately $36.0 million based on the last reported sale of DG Systems common stock on the Nasdaq National Market immediately prior to execution. Under the terms of the agreement, the Company will merge with DG Systems through the issuance of approximately 52 million shares to FastChannel stockholders. Additionally, up to $10 million of debt will be assumed by DG Systems. The combined company will have approximately 126.2 million fully diluted shares and the Company shareholders will own approximately 41%, while DG Systems shareholders will own approximately 59% of the combined enterprise.

        In the event that the merger is not consummated, the Company would need to pursue other strategic alternatives in order to resolve the covenant default and fund ongoing operations, including refinancing the existing agreements, paying off the debt and raising working capital with proceeds from the sale of securities or assets, or a sale or merger of the business with another entity or strategic partner. There can be no assurance that additional funding or refinancing alternatives would be available when needed or on terms acceptable to the Company, which could have a material adverse effect on the Company's business, financial condition and results of operation. These factors raise substantial doubt about the Company's ability to continue as a going concern.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis Of Consolidation

        The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

        The Company considers all highly liquid investments with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash equivalents are stated at amortized cost plus accrued interest, which approximates fair value. Cash equivalents amounted to $1,105,592, and $6,635,849, at December 31, 2005, and 2004 and respectively. Cash equivalents consist of money market instruments, which are managed by a financial institution with a strong credit rating. Accordingly, the cash equivalents are subject to minimal credit and market risks.

Accounts Receivable

        Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management reviews accounts receivable on a periodic basis to determine if any receivables will potentially be uncollectible. The Company includes receivables that are determined to be uncollectible, if any, in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance.

Inventory

        Inventory are stated at the lower of cost or market and primarily consists of raw materials. Cost is computed on a first-in, first-out basis.

Restricted Cash

        Restricted cash consists of security deposits and cash held in escrow in connection with the acquisition of Rewired Production Management, LLC totaling $1,404,393, and $784,955, at December 31, 2005, and 2004 respectively. These security deposits are carried at fair value and are restricted as to withdrawal. The security deposits are held in the Company's name with major financial institutions to collateralize certain of the Company's office leases. Deposits expected to be returned within one year are classified as short term on the accompanying consolidated balance sheets.

Revenue Recognition

        The Company's revenue is derived primarily from transaction fees charged for the distribution of advertisements between newspapers, radio stations, television stations and advertisers. Revenue is recognized, net of reserves, in accordance with Staff Accounting Bulletin No. 104, Revenue Recognition, when persuasive evidence of an arrangement exists, delivery of the advertisement has occurred, there are no uncertainties regarding customer acceptance, fees under the arrangement are fixed or determinable and collection of the related receivable is probable. The Company reserves for potential billing disputes at the time revenue is recognized. Such disputes can result from disagreements with customers regarding the timing, destination or rates charged for advertisement placements. These revenue allowances are based on estimates derived from factors that include, but are not limited to, historical results and an analysis of credits issued.

        The Company also earns revenue from subscription and membership fees. Subscribers, who are generally advertising companies, purchase the right to access database content through the Company's website for a period of time, generally one year. Subscription fees also include revenue for digital asset management services. Members, who are generally production companies and independent directors, purchase the right to have their commercials and certain other related information included in the Company's searchable data base for a period of time, generally ranging from three months to one year. Revenue is deferred and recognized ratably over the subscription or membership period.

Cost of Revenues

        Cost of revenues consists of salaries and related personnel costs for the support of the Company's services, amortization of capitalized software costs, depreciation of certain equipment and fees paid to network providers for the lease of servers and related bandwidth associated with those servers.

Concentration of Credit Risk and Significant Customer

        Financial instruments that potentially subject the Company to significant concentration of credit risk consist primarily of cash and cash equivalents and accounts receivable. At December 31, 2005 and 2004, the Company had cash balances at certain financial institutions in excess of federally insured limits. However, the Company does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

        Accounts receivable are typically uncollateralized and are derived from revenues earned from customers primarily located in the United States. As of December 31, 2005, one customer accounted for approximately 29% of accounts receivable as well as 20% of revenues during the twelve months ended December 31, 2005. As of December 31, 2004, one customer accounted for approximately 30% of accounts receivable as well as 22% of revenues during the year ended December 31, 2004.

Property and Equipment

        Property and equipment are carried at cost less accumulated depreciation. Expenditures for maintenance and repairs are charged to operations when incurred, while additions and betterments are capitalized. When assets are retired or disposed, the asset's original cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the statement of operations. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally between three and five years.

Valuation of Long-Lived Assets and Goodwill

        The Company has long-lived tangible and intangible assets, which are susceptible to valuation adjustments as a result of changes in various factors or conditions. The Company assesses the potential impairment of identifiable intangible assets and property and equipment whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

        Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 142, Goodwill and Other Intangible Assets ("SFAS 142"). SFAS 142 requires, among other things, the discontinuance of goodwill amortization. The standard also includes provisions for the reassessment of the useful lives of existing recognized intangible assets and the identification of reporting units for purposes of assessing potential future impairments of goodwill. The Company reassessed the useful lives of existing intangible assets, other than goodwill, and determined that the original useful lives remain appropriate. Upon the adoption of SFAS 142, the Company had three reporting units defined as the Creative Channel, Traffic Channel and Asset Channel.

        Beginning in 2003, the Company has determined that an additional reporting unit relating to the Video Traffic business was created and beginning in 2004, the Company started the development of several new products and the Media Intelligence reporting unit was created.

        The Company is required to complete goodwill impairment analyses at least annually, or more frequently when events and circumstances occur indicating that the recorded goodwill might be impaired.

        Significant judgments and estimates are involved in determining the useful lives of intangible assets, determining what reporting units exist and assessing when events or circumstances would require an interim impairment analysis of goodwill or long lived-assets to be performed. Changes in events or circumstances, including but not limited to technological advances or competition which could result in shorter useful lives, additional reporting units which may require alternative methods of estimating fair value, or economic or market conditions which may affect previous assumptions and estimates, could have an impact on the Company's results of operations or financial position through accelerated amortization expense or impairment charges.

Income Taxes

        The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based upon the temporary difference between the financial reporting and tax bases of liabilities and assets, using enacted tax rates in effect in the years in which the differences are expected to reverse.

Accounting for Stock-Based Compensation

        Stock options issued to employees under the Company's stock option plan are accounted for using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations. The Company has adopted the provisions of SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123") disclosure only. All stock-based awards to non-employees are accounted for at their fair value in accordance with SFAS 123 and EITF 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services.

        In accordance with SFAS 123, the fair value of each stock option grant has been estimated on the date of the grant using the Black-Scholes option pricing model. The following table summarizes the weighted average assumptions used in the Black-Scholes option pricing model for options granted during the years ended December 31, 2005, 2004, and 2003.

	Years Ended December 31,
	2005	2004	2003
Risk-free interest rate	4.42%	4.02%	4.65%
Expected life	5 years	5 years	5 years
Expected volatility	0%	0%	0%
Expected dividend yield	0%	0%	0%

        Had the fair value method prescribed in SFAS 123 been applied to the Company's outstanding employee stock options in the financial statements, the net loss for the years ended December 31, 2005, 2004 and 2003 would have been:

	Years Ended December 31,
	2005	2004	2003
Reported net loss	$(9,865,330)	$(4,103,737)	$(7,939,675)
Add—stock-based employee compensation expense included in the determination of reported net loss	141,100	31,453	112,304
Deduct—total stock-based employee compensation expense determined under the fair value based method for all awards	(156,162)	(414,196)	(202,183)

Pro forma net loss	$(9,880,392)	$(4,486,480)	$(8,029,554)

        In December 2004, SFAS No. 123(R), Share-Based Payment ("SFAS 123(R)"), which is a revision of SFAS 123, was issued. SFAS 123(R), supersedes APB 25, and amends SFAS No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure will no longer be an alternative. SFAS 123(R) is effective for fiscal periods beginning after December 15, 2005. The Company is currently evaluating the impact that this statement will have on its financial condition or results of operations.

Internal Use Software

        Product development costs consist primarily of salaries and related personnel costs for the design, deployment, testing, and enhancement of the Company's technology, contracted services, and certain other allocated costs.

        The Company capitalizes certain internal software development costs under the provisions of Statement of Position No. 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use ("SOP 98-1"). SOP 98-1 requires computer software costs associated with internal use software to be charged to operations as incurred until certain capitalization criteria are met. During the years ended December 31, 2005, 2004 and 2003, the Company capitalized $1,526,846, $1,081,005, and $596,811, respectively, of costs of computer software developed or obtained for internal use.

        These costs are being amortized to cost of revenues on a straight-line basis over their estimated useful life of three years. Amortization expense related to internal use software costs amounted to $678,218, $376,219 and $255,284 during the years ended December 31, 2005, 2004, and 2003, respectively. As of December 31, 2005 and 2004, $2,278,366 and $1,429,738 respectively, remained unamortized.

Foreign Currency Translation

        The functional currency of the Company's foreign operation is the applicable local currency. Foreign currency accounts are translated using the exchange rates prevailing at year-end for assets and liabilities and the average exchange rates during the year for results of operations. Translation adjustments are reported in accumulated other comprehensive income, a separate component of stockholders' deficit, whereas transaction adjustments are reported as a component of net loss. For the years ended December 31, 2005, 2004, and 2003, the foreign currency translation adjustment was

$20,866, $(20,003), and $11,894 respectively. Transaction gains and losses were immaterial for all periods presented.

Comprehensive Income

        SFAS No. 130, Reporting Comprehensive Income requires the reporting of comprehensive income in addition to net income from operations. Comprehensive income is a more inclusive reporting methodology that includes disclosure of certain financial information that historically has not been recognized in the calculation of net income. To date, the Company's comprehensive income items include foreign translation adjustments. Comprehensive income has been included in the Statements of Changes in Redeemable Convertible Preferred Stock and Stockholders' Deficit for all periods.

Reclassifications

        Certain reclassifications have been made to prior period financial statements to conform to current presentation. These reclassifications did not impact the Company's results of operations or financial position.

3.     ACQUISITION

        On July 11, 2002, FastChannel acquired Swan Systems, Inc. ("Swan") in a purchase business combination. The results of operations of Swan have been included in the financial statements since the date of acquisition. The purchase price amounted to $813,801 and included acquisition costs of $119,933, composed primarily of legal fees. Each Swan stockholder was given the right to receive additional consideration in the form of cash or Company Series B preferred stock due on the first and second year anniversaries of the closing of the acquisition. The additional consideration is determined as a percentage of future revenue generated from the existing Swan products.

        The purchase price of $813,801 was allocated by management to the assets acquired of $2,272,670 and liabilities assumed of $126,329, resulting in net assets acquired in excess of the purchase price in the amount of $1,332,540. Of the net assets acquired in excess of purchase price, $995,359 was allocated to reduce certain acquired assets and the remaining $337,181 was included in accrued expenses. During 2003, the Company issued the Swan stockholders 54,317 shares of Series B preferred stock with a fair value of $86,907, reducing the negative goodwill amount to $250,274. During 2004, the Company issued the Swan stockholders 38,293 shares of Series B preferred stock with a fair value of $61,269 and paid $10,712 in cash consideration. At December 31, 2005 and 2004, the Company has accrued $26,332 for additional cash consideration yet to be paid to the Swan stockholders. In accordance with SFAS 141, Business Combinations, the remaining $151,961 was recorded as an extraordinary gain during the year ended December 31, 2004.

4.     GOODWILL

        The Company adopted SFAS 142 on January 1, 2002 and discontinued the amortization of approximately $6.8 million of unamortized goodwill remaining at that time. Upon adoption, the Company reclassified the net carrying value of $282,000 of previously amortizable acquired workforce to goodwill.

        As of both November 30, 2005 and 2004, its annual impairment test date, the Company conducted impairment tests for each reporting unit with recorded goodwill (CreativeChannel and TrafficChannel) and determined that the fair value of each applicable reporting unit exceeds its carrying value and no impairment existed.

5.     PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

		As of December 31,
	Estimated Useful Lives
		2005	2004
	In years
Computer equipment and software	3	$16,665,642	$12,899,703
Office equipment and leasehold Improvements	3	771,417	420,379
Furniture and fixtures	5	253,117	123,865

		17,690,176	13,443,947
Less—accumulated depreciation and amortization		(9,261,405)	(4,806,849)

Property and equipment, net		$8,428,771	$8,637,098

        Depreciation expense for the years ended December 31, 2005, 2004, and 2003 was $4,548,763, $2,358,488, and $1,914,780, respectively.

6.     ACCRUED EXPENSES

        Accrued expenses consist of the following:

	As of December 31,
	2005	2004
Accrued payroll and related benefits	$31,392	$479,474
Accrued rent	—	74,651
Accrued professional fees	482,626	68,860
Accrued interest	172,780	11,284
Deferred rent	—	13,396
Other	8,915	—

	$695,713	$647,665

7.     NOTES PAYABLE TO STOCKHOLDERS

        On July 7, 2004, the Company entered into a $2,000,000 Senior Subordinated Convertible Promissory Note with certain stockholders. The notes payable to stockholders provided for annual interest at the rate of 10% per annum and matured in September 2004. The notes payable to stockholders and any accrued interest thereon were convertible into shares of preferred stock or other capital stock of the Company issued at the Next Equity Financing, as defined, at a price per share equal to 90% of the purchase price per share paid by investors for such financing.

        In conjunction with the notes payable to stockholders, the Company issued the holders warrants to purchase 215,262 shares of common stock at $0.9291 per share. The proceeds from the notes payable to stockholders were allocated to the loan and the warrants based on their relative values, resulting in $12,616 being ascribed to the warrants (see Note 11).

        In accordance with Emerging Issues Task Force (EITF) Issue No. 98-5, Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios, and EITF Issue No. 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments, the Company recorded an additional discount on the notes payable to stockholders of $234,838 to reflect the intrinsic value of the beneficial conversion feature resulting from the allocation of a portion of the note proceeds to the warrants and the discount on the loan conversion ratio from the purchase price of the Next Equity Financing.

        The resulting $247,454 discount on the notes payable to stockholders was being amortized to interest expense over the life of the Convertible Promissory Notes.

        On September 9, 2004, the Company converted $2,035,000 of principal and accrued interest related to the notes payable to stockholders into 2,433,658 shares of Series F preferred stock, at a conversion rate of $0.8362 per share. At the date of the conversion, the discount on the notes payable to stockholders was fully amortized as additional interest expense in accordance with EITF Issue No. 00-27. Total interest expense resulting from the amortization of the notes payable to stockholders discount was $247,454 during the year ended December 31, 2004.

8.     BORROWINGS

Revolving Line of Credit and Equipment Line of Credit

        In December 2002, the Company obtained an equipment line of credit with a financial institution from which the Company may borrow up to $4 million for qualified capital expenditures, as defined in the agreement. The interest rate on all borrowings under the line was the prime rate plus 1.5%. At the conclusion of the line draw periods, as defined, the Company was required to make 30 equal monthly principal payments plus interest for computer hardware purchases and 24 equal monthly principal payments plus interest for computer software purchases. The Company was required to comply with certain financial covenants under the agreement if there were borrowings outstanding under the equipment line. At December 31, 2003, the Company was not in compliance with all such covenants and, as a result, the interest rate on the Company's borrowings was increased to 5.5%. Borrowings under this line of credit agreement were fully repaid in January, 2004.

        In January 2004, the Company obtained a revolving line of credit and an equipment line of credit with a financial institution (the "2004 Line of Credit") from which the Company could borrow, in the aggregate, up to $2 million. The maturity date of the credit facility was January 27, 2005. Under the revolving line of credit, the Company could draw down amounts not exceeding the lesser of (A) the revolving line of credit or (B) the borrowing base, minus (i) the aggregate outstanding equipment advances, minus (ii) the aggregate outstanding advances. Amounts borrowed may be repaid and re-borrowed during the term of the 2004 Line of Credit. The principal amounts outstanding under the revolving line of credit accrued interest at a per annum rate equal to the prime rate plus 1.5% (6.75% at December 31, 2004) and was payable monthly. The equipment advances may only be used to finance eligible equipment purchased up to $500,000. After repayment, equipment advances may not be re-borrowed. Interest accrues from the date of each equipment advance at a per annum rate equal to the prime rate plus 2.0% (7.25% at December 31, 2004) and is payable monthly. Each equipment advance is payable in 36 monthly payments of principal and interest.

        In conjunction with the 2004 Line of Credit, the Company issued warrants to purchase 80,756 shares of common stock at $1.83 per share. The total value ascribed to the warrants was $20,389 and was recorded as additional paid-in capital and discount to the 2004 Line of Credit during the year ended December 31, 2004 (see Note 11).

        The discount related to the 2004 Line was fully amortized during 2004 resulting in $20,389 of interest expense during the year ended December 31, 2004.

        In March 2005, the Company obtained a revolving line and an equipment line of credit with a financial institution from which the Company can borrow up to $4 million under the revolving line and up to $2 million under the equipment line. The Company is required to comply with certain financial covenants under the agreement. The maturity date of the credit facility is September 8, 2008. The credit facilities replaced the revolving line and equipment line obtained in January 2004.

        Under the revolving line, the Company can draw down amounts not exceeding (i) the lesser of (A) the revolving line or (B) the borrowing base. Amounts borrowed may be repaid and reborrowed during the term of the credit facility. The principal amounts outstanding under the revolving line shall accrue interest at a per annum rate equal to the prime rate (7.25% at December 31, 2005) and is payable monthly.

        The equipment advances may only be used to finance eligible equipment purchased. After repayment, equipment advances may not be re-borrowed. Interest accrues from the date of each equipment advance at a per annum rate equal to the prime rate (7.25% at December 31, 2005) and is payable monthly. Each equipment advance is payable in 30 monthly payments of principal and interest.

        In conjunction with the revolving line and equipment line of credit, the Company issued warrants to purchase 96,868 shares of common stock at $0.9291 per share. The warrants have a seven year life. The total value of the warrants amounted to $264 and has been recorded as additional paid-in capital and interest expense during the year ended December 31, 2005.

        As of December 31, 2005 the Company was in violation of certain covenants of the 2005 revolving line of credit and the equipment line of credit. The Company executed a forbearance agreement with the financial institution in January 2006 for the 2005 revolving line and equipment line of credit. As a part of this agreement, the financial institution agreed to forbear its rights under the default provisions of the revolving line and equipment line agreements to allow the Company the opportunity to consummate its proposed merger (Note 1). The forbearance agreement required a payment on the outstanding equipment line of $700,000. Upon execution of the agreement, $475,000 was payable, $250,000 of which could be drawn on the revolving line. The second principal payment of $225,000 was made on March 15, 2006. The payments result in a permanent reduction of the equipment line. The Company may not obtain any further advances on the equipment line.

        The interest rate on both lines increases during the forbearance period from prime to prime plus 2.5%. Borrowing on the revolving line is capped at $2.7 million and repayment of the equipment line will continue as originally scheduled. In addition a $45,000 fee will be payable on or before June 1, 2006. The forbearance agreement is scheduled to expire June 1, 2006.

Senior Subordinated Debt Due to Stockholder

        In March 2005 the Company issued a $1,000,000 Senior Subordinated Promissory Note to a stockholder. The note bears interest at a rate of 8% per annum and is due December 31, 2005. The note is subordinated to the March 2005 revolving line and an equipment line of credit, but senior to the previously existing Subordinated Debt. The Note was not repaid on December 31, 2005 and the Company is in the process of discussing forbearance terms. The Company has classified the Senior Subordinated Debt as short term at December 31, 2005.

        In conjunction with the Senior Subordinated Promissory Note, the Company issued the holder warrants to purchase 75,000 shares of common stock at $0.9291 per share. The warrants have a seven year life. The total value of the warrants amounted to $204 and has been recorded as additional paid-in capital and interest expense during the year ended December 31, 2005.

Subordinated Debt

        In August 2003, the Company entered into an agreement with a financial institution to sell Company's 8% Subordinated Debt (the "Subordinated Debt"), due September 30, 2010, in the original principal amount of $3,500,000. The Subordinated Debt shall be subordinated in right of payment to the prior payment in full of all Senior Debt at any time outstanding. In the underlying agreement, Senior Debt is defined as indebtedness of the Company for money borrowed from banks or other institutional lenders. Interest on the Subordinated Debt is payable quarterly in arrears. Beginning on and with September 30, 2006, and on the last day of December, March and September and in each year thereafter through and including September 30, 2010, the Company will redeem, without premium, $218,750 in principal amount of the Subordinated Debt, or such lesser amount as may be then outstanding, together with all accrued and unpaid interest then due on the amount so redeemed. The Company may at any time, and from time to time, redeem, without premium or penalty, the Subordinated Debt in whole or in part together with interest due on the amount so redeemed through the date of redemption.

        In connection with the Subordinated Debt, the Company issued the lender warrants to purchase 970,000 shares of common stock at $1.83 per share. The total value ascribed to the warrants was $422,800 and was recorded as additional paid-in capital and discount to the Subordinated Notes during the year ended December 31, 2003. These warrants contained antidilution protection and as a result of the Series F Financing during 2004 (see Note 10), the lender received additional warrants to purchase 205,563 shares of common stock at $1.83 per share. The total value of the additional warrants amounted to $7,880 and was recorded as additional paid-in capital and discount to subordinated debt during the year ended December 31, 2004 (see Note 11). As a result of the restricted stock grants during the year ended December 31, 2005 (see Note 10), the lender received additional warrants to purchase 57,145 shares of common stock at $1.83 per share. The total value of the warrants amounted to $124 and has been recorded as additional paid-in capital and interest expense during the year ended December 31, 2005.

        The discount related to the Subordinated Debt is being amortized over the life of the debt using the effective interest method. The Company amortized $89,681 and $93,420, and $33,277 of discount to interest expense during the years ended December 31, 2005, 2004 and 2003, respectively.

        The agreement requires the Company to maintain certain financial ratios and non-financial covenants. As of December 31, 2005, the Company was not in compliance with all financial covenants. The Company has obtained waivers through September 30, 2005, however the Company continues to be in violation of the covenants subsequent to that date. The Company is in the process of discussing forbearance terms. Since there can be no assurance that future waivers will be obtained or that the covenants will be modified, the Company has classified the Subordinated Debt as current at December 31, 2005.

        Scheduled future minimum payments for the Subordinated Notes for the years ending December 31, 2005 are as follows:

2006	$437,500
2007	875,000
2008	875,000
2009	875,000
2010	437,500

$3,500,000

Capital Lease Obligations

        The Company leases certain of its equipment under capital leases. At December 31, 2005, future minimum lease payments for the Company for the fiscal years ending are as follows:

2006	$208,608
2007	207,961
2008	177,033

Total minimum lease payments	593,602
Less—amount representing interest	111,130

Present value of minimum lease payments	482,472

Less—current portion of lease obligation	151,102
Long-term lease obligation	$331,370

        Equipment acquired under capital leases was $526,743 and $0 at December 31, 2005 and 2004. Related accumulated amortization was $39,823 and $0 at December 31, 2005 and 2004, and is included in accumulated depreciation on the accompanying balance sheets.

        The capital lease obligations include a sale lease-back Transaction entered into in October 2005. The Company recorded a $133,000 loss on this Transaction during the year ended December 31, 2005 in accordance with SFAS 28 Accounting for Sales with Leasebacks (an amendment of FASB Statement 13).

9.     COMMITMENTS

Operating Leases

        The Company leases its office space, certain office equipment, and certain network hosting services under non-cancelable operating leases that expire on various dates through September 2009. Some operating leases contain rent escalation clauses whereby the rent payments increase over the term of the lease. Rent expense includes base rent amounts and rent expense accrued to recognize lease escalation provisions on a straight-line basis over the lease term.

        Total rent expense charged to operations was $1,536,065, $941,500 and $1,663,594 for the years ended December 31, 2005, 2004 and 2003, respectively. The excess of accrued rent over amounts paid is classified as deferred rent in the accompanying balance sheets.

        Future minimum payments under non-cancelable operating leases for the years ending December 31, 2005 are as follows:

2006	$1,244,598
2007	1,039,015
2008	1,091,412
2009	1,013,071
2010	793,724

$5,181,820

Abandoned Lease Space

        During 2003, the Company abandoned office space leased in San Francisco. The Company booked an accrual and related general and administrative expense of $501,854 during the year ended December 31, 2003 to record the future lease payments in accordance with SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. The accrual represents the fair value of remaining lease payments reduced by estimated sublease payments that could be reasonably obtained for the property and by the letter of credit related to the lease. The balance of this accrual is $74,651 as of December 31, 2004 and is included as a component of accrued expenses on the accompanying balance sheet. This lease was paid in full during 2005.

Rewired Intellectual Property

        On July 29, 2005 the Company purchased the assets of Rewired Production Management, LLC (Rewired), a development stage company, which consisted of $450,602 of cash and certain intellectual property. Pursuant to the purchase agreement, the cash received in the transaction is to be used to outsource the development of the intellectual property. If the Company does not engage a consultant to develop the intellectual property by January 31, 2006, the Company must return the $450,602 of cash acquired to the shareholders of Rewired.

        Pursuant to SFAS No. 141 and EITF Issue No. 98-3 Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business, the Company determined that this transaction does not constitute a business combination and, accordingly, has accounted for it as an asset purchase and development arrangement. As of December 31, 2005 the Company recorded the cash acquired as restricted cash, with a corresponding accrual reflecting the Company's obligation to either enter into a development contract with a third party or return the funding to the Rewired shareholders.

        Royalties based upon revenue levels from products using the acquired intellectual property will be payable as follows: 50% of the first $5 million of revenue, plus 25% of the second $5 million of revenue, plus 7.5% of sales for a period of two years once the $10 million revenue threshold has been met. If the product is not launched by July 1, 2006 and net revenue earned from the product is less than $1 million 30 months following the launch, then a minimum royalty payment of $450,000 will be due and earned. All royalty payments will be expensed in the period in which they are earned.

10.   REDEEMABLE CONVERTIBLE PREFERRED STOCK

        During 2003, the Company issued 136,651 shares of Series E preferred stock at a price of $1.338 per share. The issuance resulted in net proceeds of $180,433, after issuance costs of $2,407.

        On September 9, 2004, the Company converted $2,035,000 of principal and accrued interest related to the Notes Payable to Stockholder into 2,433,658 shares of Series F preferred stock (see Note 7). On September 30, 2004, the Company issued 14,491,987 shares of Series F preferred stock at a price of $0.9291 per share. This issuance resulted in net proceeds of $13,277,847, after issuance costs of $186,658.

        In connection with the Series F issuance, 3,559,856 shares of the Company's previously existing Series A, Series B, Series C, Series D and Series E preferred stock were converted to shares of the Company's common stock. The remaining outstanding shares of Series A, Series B, Series C, Series D and Series E preferred stock were converted to Series A-1, Series B-1, Series C-1, Series D-1 and Series E-1 preferred stock, respectively. Upon issuance of the Series F preferred stock, terms relating to the preferred stock were adjusted. The new terms are reflected below.

        Shares authorized, issued and outstanding, and the carrying values of the Company's redeemable convertible preferred stock, are as follows:

	As of December 31,
	2005	2004
Series A-1
3,931,566 shares authorized at December 31, 2005 and 2004; 2,553,849 issued and outstanding at December 31, 2005 and 2004, respectively	$3,710,362	$3,689,109
Series B-1
4,876,820 shares authorized at December 31, 2005 and 2004; 2,896,603 and 2,989,188 shares issued and outstanding at December 31, 2005 and 2004, respectively	4,238,099	4,298,391
Series C-1
2,486,338 shares authorized at December 31, 2005 and 2004; 2,404,371 issued and outstanding at December 31, 2005 and 2004, respectively	4,362,840	4,356,274
Series D-1
886,183 shares authorized at December 31, 2005 and 2004; 539,381 shares issued and outstanding at December 31, 2005 and 2004, respectively	672,842	617,390
Series E-1
8,962,631 shares authorized at December 31, 2005 and 2004; 8,539,503 shares issued and outstanding at December 31, 2005 and 2004, respectively	11,374,819	11,365,825
Series F
17,033,276 shares authorized at December 31, 2005 and 2004; 16,925,645 shares issued and outstanding at December 31, 2005 and 2004, respectively	15,570,620	15,543,954

	$39,929,582	$39,870,943

Voting

        The holders of each series of the preferred stock have voting rights equivalent to the number of shares of common stock into which their shares are convertible.

Dividends

        The holders of Series A-1, Series B-1, Series C-1, Series D-1, Series E-1 and Series F preferred stock are entitled to receive, per annum, non-cumulative dividends of $0.12, $0.128, $0.1464, $0.1464, $0.10704 and $.07043 per share, respectively. No dividend may be declared or paid on common stock until such time as all dividends have been paid on the preferred stock. Through December 31, 2005, no dividends have been declared or paid by the Company.

Liquidation

        Upon liquidation, before any distribution or payment is made upon any other capital stock of the Company, the holders of the preferred stock shall first be entitled to receive from the assets of the Company (i) for each share of Series F preferred stock an amount equal to $.9291 per share of Series F preferred stock prior and in preference to the holders of all other capital stock of the Company, (ii) for each share of Series C-1 preferred stock an amount equal to $1.83 per share of Series C-1 preferred stock prior and in preference to the holders of all other capital stock of the Company other than the Series F preferred stock,, (iii) for each share of Series E-1 preferred stock an amount equal to $1.338 per share of Series E-1 preferred stock, pari passu with the holders of Series C-1 preferred stock, and prior and in preference to the holders of all other capital stock of the Company other than the Series F preferred stock, (iv) for each share of Series D-1 preferred stock an amount equal to $1.83 per share of Series D-1 preferred stock prior and in preference to the holders of all other capital stock of the Company other than the Series F, Series C-1 and Series E-1 preferred stock, (v) for each share of Series B-1 preferred stock an amount equal to $1.60 per share of Series B-1 preferred stock prior and in preference to the holders of all other capital stock of the Company other than the Series C-1, Series D-1, Series E-1 and Series F preferred stock, and (vi) for each share of Series A-1 preferred stock an amount equal to $1.50 per share of Series A-1 preferred stock prior and in preference to the holders of all shares of common stock of the Company; plus in the case of each share, an amount equal to, in the case of the Series A-1, Series B-1, Series C-1, Series D-1, Series E-1 and Series F preferred stock, all declared and unpaid dividends. If the assets of the Company available for distribution to stockholders in such a liquidation event exceed the aggregate liquidation preference for all series of preferred stock, the remaining available funds are distributable to the preferred stockholders on an "as-if-converted" basis on an equal basis with the holders of common stock.

        In connection with the merger agreement entered into on December 14, 2005, with DG Systems, immediately upon merger closing: (a) each share of Series A-1 Preferred Stock issued and outstanding shall be converted into an amount equal to 1.2275 shares of DG Systems common stock; (b) each share of Series B-1 Preferred Stock issued and outstanding shall be converted into an amount equal to 1.3093 shares of DG Systems common stock; (c) each share of Series C-1 Preferred Stock issued and outstanding shall be converted into an amount equal to 1.9520 shares of DG Systems common stock; (d) each share of Series D-1 issued and outstanding shall be converted into an amount equal to 1.4975 shares of DG Systems common stock; (e) each share of Series E-1 Preferred Stock issued and outstanding shall be converted into an amount equal to 1.4272 shares of DG Systems common stock; (f) each share of Series F Preferred Stock issued and outstanding shall be converted into an amount equal to 1.1459 shares of DG Systems common stock. Upon approval of the merger agreement by the stockholders, the Company's Certificate of Incorporation will be amended and restated to reflect the terms of the merger agreement.

Conversion/Antidilution

        Each share of the Series A-1, Series B-1, Series C-1, Series D-1, Series E-1 and Series F preferred stock is convertible at any time at the option of the holder. Each share of preferred stock is currently convertible on a one-for-one basis into common stock. The Series C-1, D-1, E-1 and F preferred stock are subject to certain antidilution provisions, as defined. During the year ended December 31, 2005, the holders of 92,585 shares of Series B-1 preferred stock converted their shares into 92,585 shares of common stock.

Mandatory Conversion

        Each share of the preferred stock shall automatically be converted into shares of common stock upon (i) the consummation of an initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended, which yields gross proceeds to the Company of at least $30 million, or (ii) the written consent or affirmative vote of the holders of a majority of the preferred stock then outstanding or (iii) the date of consummation of an acquisition, as defined in the agreement, in which the net aggregate consideration payable to the stockholders of the Company is greater than $125 million.

Redemption

        At any time after September 8, 2011 ("Initial Redemption Date"), upon 60 days' written notice, the holders of a majority of the outstanding shares of preferred stock (voting together as a single class and not as separate series, and on an as-converted to common stock basis) may require the Company to redeem the shares of preferred stock at the then applicable liquidation preference. The Company shall redeem one-fourth of the shares of preferred stock on the Initial Redemption Date and one-fourth of the shares on each of the next three annual anniversaries thereafter, each defined as a Redemption Date.

        Redemption shall be in the following order of priority: first, all shares of Series F preferred Stock; second, all shares of Series C-1 and Series E-1 preferred stock to be redeemed on the Initial Redemption Date or any Redemption Date thereafter shall be redeemed in full prior to the redemption of any other shares of capital stock of the Company except Series F; third, all shares of Series D-1 preferred stock to be redeemed on the Initial Redemption Date or any Redemption Date thereafter shall be redeemed in full prior to the redemption of any other shares of capital stock of the Company other than the Series F, Series C-1 and Series E-1 preferred stock; fourth, all shares of Series B-1 preferred stock to be redeemed on the Initial Redemption Date or any Redemption Date thereafter shall be redeemed in full prior to the redemption of any other shares of capital stock of the Company other than the Series F, Series C-1, Series E-1 and Series D-1 preferred stock, and; fifth, all shares of Series A-1 preferred stock to be redeemed on the Initial Redemption Date or any Redemption Date thereafter shall be redeemed in full prior to the redemption of any other shares of capital stock of the Company other than the Series F, Series C-1, the Series E-1, the Series D-1 and the Series B-1 stock.

        If the funds of the Company legally available for redemption of preferred stock on any Redemption Date are insufficient to redeem the number of shares of any series of preferred stock required to be redeemed on such date, the holders of shares of such series of preferred stock shall share ratably in any funds legally available for redemption of such shares according to the respective amounts which would be payable with respect to the full number of shares owned by them if all outstanding shares of such series of preferred stock to be redeemed on such Redemption Date were redeemed in full. At any time thereafter when additional funds of the Company become legally available for the redemption of such series of Preferred Stock, such funds will be used, at the end of the next succeeding fiscal quarter, to redeem the balance of the shares of such series of preferred stock which the Company was theretofore obligated to redeem, ratably.

11.   COMMON STOCK

Authorized Shares and Activity

        At December 31, 2005, the Company had authorized 80,404,648 shares of common stock, and 275,000 shares of Class B (nonvoting) Common Stock.

        An aggregate of 39,505,547 and 41,992,621 shares of common stock were reserved for the conversion of preferred stock and the exercise of options and warrants at December 31, 2005 and December 31, 2004, respectively.

Stock Options

        Under the FastChannel 2000 Stock Option and Incentive Plan (the "2000 Plan") the Company may grant up to 2,500,000 incentive stock options ("ISOs") and nonqualified stock options with terms of up to ten years. On February 26, 2003, the Company amended the Plan to increase the number of shares of common stock reserved for issuance from 2,500,000 to 3,700,000. On April 21, 2004 and September 9, 2004, the Company amended the Plan to increase the number of shares of common stock reserved for issuance by 450,000 and 500,000, respectively, to a total of 4,650,000.

        Prior to 2002, the Company has outstanding stock options under certain other plans. The Company may not grant additional options under these plans. The number of shares outstanding under these plans is 355,736, 809,081, and 825,593 shares, at December 31, 2005, December 31, 2004, and 2003, respectively.

        On February 1, 2005 the Company offered eligible employees an opportunity to exchange 1,043,094 options to purchase shares of the Company's common stock for the same number of replacement stock options with a new exercise price equal to the fair market value of the Company's common stock on the grant date. The offer indicated the Company expected to grant replacement options on a business day that is at least six months and one day following the date of cancellation. Employees tendered 930,573 options in the program and the replacement options were issued on September 8, 2005 after approval by the Board of Directors at a strike price equal to the fair value of the common stock on that date.

        At December 31, 2005, 2004 and 2003 the number of shares reserved for future grants are 1,947,003, 626,171, and 1,073,071, respectively.

        Stock option activity, under all plans, was as follows:

	As of December 31, 2005		As of December 31, 2004		As of December 31, 2003
	Average Number of Options	Weighted Exercise Price	Average Number of Options	Weighted Exercise Price	Average Number of Options	Weighted Exercise Price
Outstanding—beginning of period	4,832,910	$1.45	3,452,122	$1.51	3,190,249	$1.54
Granted	1,931,975.01		1,530,500	1.34	475,851	1.34
Exercised	—	—	—	—	(2,962)	1.73
Canceled	(3,706,152)	1.43	(149,712)	1.67	(211,016)	1.59

Outstanding—end of period	3,058,733	$0.56	4,832,910	$1.45	3,452,122	$1.51

Exercisable—end of period	2,213,094		2,456,174		1,790,990

Weighted average grant date fair value		$0.75		$0.26		$0.67

        The following table summarizes information about stock options outstanding at December 31, 2005:

Options Outstanding			Options Vested and Currently Exercisable
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price (Per Share)	Number of Options	Weighted- Average Average Exercise Price
$0.01	1,834,083	10.00	$0.01	1,011,069	$0.01
$0.04	5,000	3.75	0.04	5,000	0.04
$0.61 - $1.338	803,288	6.25	1.15	783,788	1.14
$1.71 - $2.00	416,362	5.52	1.83	413,237	1.83

	3,058,733	8.40	$0.56	2,213,094	$0.75

        The following table summarizes information about stock options outstanding at December 31, 2004:

Options Outstanding			Options Vested and Currently Exercisable
Exercise Price	Number of Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price (Per Share)	Number of Options	Weighted- Average Exercise Price
$0.04	5,000	4.76	$0.04	5,000	$0.04
$0.61 - $1.338	3,291,485	8.28	1.26	994,861	1.08
$1.71 - $2.00	1,536,425	6.41	1.86	1,456,313	1.86

	4,832,910	7.68	$1.45	2,456,174	$1.54

Restricted Stock

        The Company has issued restricted stock to certain stockholders. The shares granted under this agreement may not be sold, assigned, transferred or pledged without the Company's prior written consent. If the stockholder desires to transfer the shares to any person other than the Company, the bona fide offer must be presented to the Company. The Company has the right to purchase all of the shares offered at the price and terms indicated in that offer.

        During the year ended December 31, 2003, the Company issued 122,500 shares of fully vested restricted stock to certain employees at a sale price of $0.01, which was below the estimated fair value of the common stock at the date of grant. Compensation expense of $80,850 was recorded during 2003.

        During January and April 2005, the Company issued 7,372,000 and 210,000 shares of restricted stock to certain employees and members of the board of directors, respectively, in exchange for the cancellation of 2,495,314 outstanding stock options. The offer to replace the options with restricted stock was not declined by anyone; accordingly, no options were subject to variable accounting pursuant to Issue 39(a) of EITF No. 00-23 Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44. Also, because the Company's stock price did not change during the short period between the time of the offer and the acceptance of the offer, the Company did not record any compensation charge in accordance with Issue 39(a). Finally, because the restricted shares issued were outright grants, the Company followed fixed plan accounting for such grants pursuant to Question 11(b) of FIN 44 Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25. One fourth of the employee restricted shares vested immediately, with the remaining shares vesting evenly over three years. The board of directors shares vested in September 2005. The Company estimated the fair value of the restricted stock and initially recorded deferred compensation of $75,820 in accordance with APB No. 25. In December 2005 in connection with separation and release agreements, 6,672,000 shares of the restricted stock issued during 2005 were forfeited. The deferred compensation related to the forfeited shares was reversed. During the year ended December 31, 2005 the Company recorded $9,100 of compensation expense related to the shares that vested during this period.

        During December 2005, the Company issued 300,000 shares of fully vested restricted stock to members of the board of directors and consultants. The Company estimated the fair value of the restricted stock and recorded expense of $132,000 in 2005.

        As of December 31, 2005 all outstanding shares of restricted stock are fully vested.

Warrants

        In conjunction with the notes payable to stockholders in July 2004, the Company issued the holders warrants to purchase 215,262 shares of common stock at $0.9291 per share. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: no dividend yield; weighted average risk free rate of 4.40%; volatility of 100% and a contractual life of seven years. (see Note 7).

        In connection with the Subordinated Notes in August 2003, the Company issued the lender warrants to purchase 970,000 shares of common stock at $1.83 per share. The Company determined the fair value of the warrants using the Black-Scholes pricing model with the following assumptions: no dividend yield, weighted average risk-free interest rate of 4.63%, volatility of 100% and a contractual life of seven years (see Note 8).

        These warrants contained antidilution protection and as a result of the Series F preferred stock issuance in September 2004, the lender received additional warrants to purchase 205,563 shares of common stock at $1.83 per share. The Company determined the fair value of the warrants using the Black-Scholes pricing model with the following assumptions: no dividend yield, weighted average risk-free interest rate of 4.06%, volatility of 100% and a contractual life of nine years (see Note 8).

        In conjunction with the 2004 Line of Credit in January 2004, the Company issued warrants to purchase 80,756 shares of common stock at $1.83 per share. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: no dividend yield; weighted average risk free rate of 4.06%; volatility of 100% and an contractual life of seven years (see Note 8).

        In connection with a May 2002 line of credit agreement, the Company issued warrants to purchase 54,644 shares of Series C preferred stock. The line of credit was paid in full during the year ended December 31, 2003, however the warrants contained antidilution protection and as a result of the Series F preferred stock issuance, the Company issued additional warrants to purchase 53,004 shares of Series C preferred stock. The total value of the warrants amounted to $45,103 and has been recorded as additional paid-in capital and interest expense during the year ended December 31, 2004. The value of the warrants was determined using the Black-Scholes pricing model with the following assumptions: no dividend yield, weighted average risk-free interest rate of 4.05%, volatility of 100% and a contractual life of five years.

        During the year ended December 31, 2005 the Company issued warrants to a consultant to purchase 50,000 shares of common stock at $0.93 per share. The Company determined the fair value of the warrants using the Black-Scholes option pricing model with the following assumptions: no dividend yield; weighted average risk free rate of 4.42%; volatility of 100% and an contractual life of seven years. The total value of the warrants amounted to $136 and has been recorded as additional paid-in capital and interest expense during the year ended December 31, 2005.

        In connection with transactions prior to 2003, as of December 31, 2005, the Company has additional outstanding warrants of 1,002,391. These warrants have exercise prices ranging from $0.9291 to $1.338 and expire at varying dates ranging through May 2009.

12.   INCOME TAXES

        The provision for income taxes consists of the following:

Years Ended December 31,
	2005	2004	2003
Current provision:
Federal	$—	$—	$—
State	—	—	—

Deferred provision:
Federal	—	—	—
State	—	—	—

	—	—	—

Total provision	$—	$—	$—

        A reconciliation of the federal statutory rate to the Company's effective tax rate is as follows:

	Years Ended December 31,
	2005	2004	2003
Federal statutory rate	(34)%	(34)%	(34)%
Increase in valuation allowance	34	34	34

Effective tax rate	—	—	—

        Temporary differences that give rise to significant deferred tax assets and liabilities as of December 31, 2005 and 2004 are as follows:

	2005	2004
Net operating loss carryforwards	$17,563,970	$14,099,486
Intangible assets	(30,025)	(30,025)
Deferred revenue	269,171	244,963
Research and development credit carryforwards	559,690	226,119
Deferred compensation	48,543	48,543
Property and equipment	304,029	(63,222)
Capitalized research and development costs	161,294	161,294
Internal use software costs	(289,981)	(289,981)
Accrued expenses	283,612	145,033

Total deferred tax assets	18,870,350	14,542,210
Valuation allowance	(18,870,350)	(14,542,210)

Net deferred tax asset	$—	$—

        As of December 31, 2005, the Company had federal net operating loss and research and development credit carryforwards of approximately $44,287,023 and $377,012, respectively, which may be available to offset future federal income tax liabilities and expire at various dates from 2008 through 2024. Management of the Company has evaluated the positive and negative evidence bearing upon the realizability of its deferred tax assets. As required by the provisions of SFAS No. 109, Accounting for Income Taxes, management has determined that it is more likely than not that the Company will not recognize the benefits of federal and state deferred tax assets and, as a result, a valuation allowance of $18,870,350 and $14,542,210 has been established at December 31, 2005 and 2004, respectively. The change in the valuation allowance was approximately $4,328,140 and $1,669,000 in years ended December 31, 2005 and 2004, respectively.

        Ownership changes, as defined in the Internal Revenue Code, may substantially limit the amount of net operating loss carryforwards that can be utilized annually to offset future taxable income. Subsequent ownership changes could further affect the limitation in future years. The annual limitation may result in the expiration of net operating losses and credits before utilization.

13.   BENEFIT PLAN

        The Company has a retirement savings plan under Section 401(k) of the Internal Revenue Code (the "401(k) Plan"). Employees must reach the age of 21 and complete a minimum of three months of service to be eligible to participate in the 401(k) Plan. Each participant in the 401(k) Plan may elect to contribute from 1% to 20% of his or her annual compensation to the 401(k) Plan. The Company has not made any matching contributions to the 401(k) Plan during the years ended December 31, 2005, 2004 and 2003.

INDEPENDENT AUDITORS' REPORT

The Board of Directors
MEDIA DVX, INC.:

        We have audited the accompanying statements of operations, divisional equity and cash flows of MEDIA DVX, INC. (the "Company"), for each of the years ended December 31, 2004 and 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of MEDIA DVX, INC. for each of the years ended December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP
Dallas, Texas June 21, 2005

MEDIA DVX, INC.

STATEMENTS OF OPERATIONS

(In thousands)

	Three months ended March 31,		Year ended December 31,
	2005	2004	2004	2003
	(unaudited)
Revenue:	$534	$369	$1,362	$945

Cost of revenues	144	156	638	278

	390	213	724	667
Operating expenses:
Sales and marketing	367	373	1,106	1,420
Research and development	291	461	1,995	2,278
General and administrative	321	288	1,338	1,667
Depreciation and amortization	611	610	2,442	2,263

Total operating expenses	1,590	1,732	6,881	7,628

Loss from operations	(1,200)	(1,519)	(6,157)	(6,961)
Other expense—loss on disposal	—	—	—	53

Net loss	$(1,200)	$(1,519)	$(6,157)	$(7,014)

The accompanying notes are an integral part of these financial statements.

MEDIA DVX, INC.

STATEMENTS OF DIVISIONAL EQUITY

(In thousands)

Total Divisional Equity
Balance at December 31, 2002 (unaudited)	$21,980

Intercompany Activity, net	5,819
Net loss	(7,014)

Balance at December 31, 2003	$20,785

Intercompany Activity, net (unaudited)	1,008
Net loss (unaudited)	(1,519)

Balance at March 31, 2004 (unaudited)	$20,274
Intercompany Activity, net (unaudited)	2,852
Net loss (unaudited)	(4,638)

Balance at December 31, 2004	$18,488

Intercompany Activity, net (unaudited)	803
Net loss (unaudited)	(1,200)

Balance at March 31, 2005 (unaudited)	$18,091

The accompanying notes are an integral part of these financial statements.

MEDIA DVX, INC.

STATEMENTS OF CASH FLOWS

(In thousands)

	Three months ended March 31,		Years ended December 31,
	2005	2004	2004	2003
	(unaudited)
Cash flows from operating activities:
Net loss	$(1,200)	$(1,519)	$(6,157)	$(7,014)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	611	610	2,442	2,263
Loss on disposal of property and equipment	—	—	—	53
Changes in operating assets and liabilities:
Accounts receivable	(129)	(81)	(81)	(219)
Other assets	(22)	30	5	492
Accounts payable and accrued liabilities	(55)	(43)	242	(157)

Net cash used in operating activities	(795)	(1,003)	(3,549)	(4,582)

Cash flows from investing activities:
Purchases of property and equipment	(8)	(5)	(311)	(1,237)

Net cash used in investing activities	(8)	(5)	(311)	(1,237)

Cash flows from financing activities:
Intercompany activity	803	1,008	3,860	5,819

Net cash provided by financing activities	803	1,008	3,860	5,819

Net decrease in cash and cash equivalents	—	—	—	—
Cash and cash equivalents at beginning of year	—	—	—	—

Cash and cash equivalents at end of year	$—	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

MEDIA DVX, INC.

NOTES TO THE FINANCIAL STATEMENTS

1.     Basis of Presentation:

        MEDIA DVX, INC. (the "Company" or "Media DVX"), formerly a subsidiary of StarNet, L.P. ("StarNet"), was acquired by Digital Generation Systems, Inc. ("DGS") on April 15, 2005 for approximately $10 million. Total consideration paid for the assets of Media DVX included a $6.5 million promissory note to the seller, $1.5 million in cash and the issuance of approximately $2.0 million of DGS common stock. The consideration paid by DGS was determined pursuant to arms-length negotiations between DGS and StarNet.

        Based in West Chester, Pennsylvania, the Company's core services are the distribution of program and/or advertising content to broadcast television stations, networks and cable systems throughout the country utilizing conventional and electronic duplication technology. The Company also maintains a strategic partnership with Pathfire, Inc., which operates a separate distribution network for news, syndicated programming and short form video that Media DVX uses to extend its existing server network. The Company currently distributes product to broadcast television stations, networks and cable systems across the United States.

        The accompanying financial statements have been prepared by the Company's management on a carve-out basis and reflect the historical position, results of operations and cash flows of the Company in accordance with accounting principles generally accepted in the United States of America. In addition, certain amounts in the financial statements have been allocated to the Company from StarNet in order to depict the financial position, results of operations and cash flows of the Company on a stand-alone basis. See Note 7 for additional discussion of intercompany allocations.

2.     Summary of Significant Accounting Policies:

Unaudited Interim Financial Information

        The accompanying statements of operations, divisional equity, and cash flows for the three months ended March 31, 2005 and 2004 and related footnotes are unaudited. These unaudited interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States. In the opinion of the Company's management, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments consisting of normal recurring accruals necessary for the fair statement of the Company's results of operations and its cash flows for the three months ended March 31, 2005 and 2004. The results for the three months ended March 31, 2005, are not necessarily indicative of the results to be achieved by Media DVX based on the fact operations of Media DVX were included in the consolidated financial statements of DGS beginning on April 15, 2005.

Allowance for Doubtful Accounts and Concentration of Credit Risk

        Financial instruments that potentially subject the Company to a concentration of credit risk consist primarily of accounts receivable. The Company's receivables are principally from advertising agencies, post production houses and dub and ship houses. The Company performs ongoing credit evaluations of its customers, generally does not require collateral from its customers and maintains a reserve for potential credit losses. The Company's revenues are not contingent on its customers' sales or collections. However, the timing of collections from its customers is affected by the billing cycle in which the customer bills its end-users (the customers' clients).

        The Company maintains an allowance for doubtful accounts related to trade accounts receivable, when necessary. The allowance is an estimate prepared by management based on identification of the collectibility of specific accounts and the overall condition of the receivable portfolio. The Company specifically analyzes trade receivables, historical bad debts, customer credits, customer concentrations, customer credit-worthiness, current economic trends and changes in customer payment terms when evaluating the adequacy of the allowance for doubtful accounts.

        During the years ended December 31, 2004 and 2003, the Company had five customers that individually accounted for 10% or more of the Company's total revenue.

	2004	2003
Customer A	28%	21%
Customer B	20%	38%
Customer C	16%	12%
Customer D	—	11%
Customer E	10%	—

Property and Equipment

        Depreciation is computed over the estimated useful lives of assets using the straight-line method. Estimated useful lives generally range from five to seven years for network equipment, and three to five years for office equipment and furniture.

Impairment of Long-Lived Assets

        Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Goodwill

        On May 31, 2001, StarNet completed its acquisition of the Company, which was accounted for under the purchase method of accounting. The total purchase price of $1.2 million was paid in cash. The purchase price was allocated to short-term debt ($9.8 million) and no other tangible or intangible assets were acquired. The excess of purchase price over fair value of net assets acquired of $11.0 million was allocated to goodwill and was being amortized over a 20-year period during the year ended December 31, 2001. For the year ended December 31, 2002, goodwill amortization was discontinued in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets." Adoption of SFAS No. 142 had no other impact to the Company's financial statements.

        Goodwill, which represents the excess of purchase price over the fair value of net identifiable assets acquired, is assessed annually for recoverability based on its estimated fair value.

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis, the Company evaluates its estimates, including those related to the allowance for doubtful accounts, long-lived assets, goodwill and income taxes. The Company bases its estimates on historical experience and on other relevant assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

Revenue Recognition

        The Company's services revenue from distribution of video advertising content is billed based on a rate per delivery, and the Company recognizes revenue for these services upon notification of successful delivery of the content to broadcast television stations, networks and cable systems.

3.     Employee Benefit Plan:

        StarNet has a 401(k) retirement plan for full-time employees. Employees who are at least 21 years of age are eligible to participate in the plan. Employees may contribute up to 15% of gross pay, not to exceed $13,000 for 2004 ($16,000 if age 50 or older). The employer matches contributions dollar for dollar up to 5% of eligible compensation, up to a maximum match of $8,000 per participant per year. Participants vest in the employer-matched portion of their contributions based on years of service. A participant is 100% vested after six years of credited service. StarNet made contributions to the plan on behalf of the employees of the Company totaling (in thousands) $76 and $64 in 2004 and 2003, respectively.

4.     Income Taxes

        There was no income tax benefit in 2003 or 2004 due to the existence a full valuation allowance for related deferred tax assets.

        Components of deferred taxes at December 31, 2004 and 2003 are as follows (in thousands):

	2004	2003
Federal net operating loss carryforwards	$8,085	$6,243
State net operating loss carryforwards	1,185	856

Total gross deferred tax assets	9,270	7,099
Accelerated depreciation taken for tax purposes	(550)	(760)

Net deferred tax assets	8,720	6,339
Less valuation allowance	(8,720)	(6,339)

Net deferred tax assets after valuation allowance	$—	$—

        Federal net operating loss carryforwards of approximately $20 million will expire on various dates from 2018 to 2021. Utilization of these carryforwards may be annually limited, as defined by the Internal Revenue Code due to the Company's change in ownership which occurred in May 2001.

5.     Related Party Transactions:

        The Company used, and was charged directly for certain services that StarNet provides to its business units, primarily, personnel costs of the sales department and certain telecom costs used to operate the digital distribution network. Since these costs benefit the Company only, they are charged directly to the Company. No other StarNet entity pays a portion of these costs. Direct charges totaled $1.6 million and $2.1 million for the years ended December 31, 2004 and 2003, respectively.

        StarNet has allocated costs of its corporate services to the Company. These services include, among others, information systems support, human resources, facilities, finance, tax and legal fees, and executive management. The accompanying financial statements include an allocation of corporate expenses of approximately $3.5 million for each of the years ended December 31, 2004 and 2003. Payroll-related costs have been allocated to the Company based on estimates, by employee, of time work on projects and tasks benefiting the Company. All other expenditures have been allocated to the Company based on usage or estimates of benefits.

        All of the charges described above have been included as costs of the Company's operations in the financial statements. The Company's management believes that it is possible that the terms of these transactions may differ from those that would result from transactions among third parties. Such allocations are not necessarily indicative of actual results.

6.     Commitments and Contingencies

        As of December 31, 2004, the Company has non-cancelable future minimum royalty payment commitments with Pathfire, Inc. as follows (in thousands):

2005	$100
2006	950

Total	1,050

7.     Subsequent Event

        Substantially all the assets of the Company were acquired by DGS on April 15, 2005 for approximately $10 million. Total consideration paid for the assets of the Company included a $6.5 million promissory note to the seller, $1.5 million in cash and the issuance of approximately $2.0 million of DGS common stock. The consideration paid by DGS was determined pursuant to arms-length negotiations between DGS and StarNet.

Appendix A

SECOND AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

DIGITAL GENERATION SYSTEMS, INC.,

DG ACQUISITION CORP. IV

AND

FASTCHANNEL NETWORK, INC.

DATED AS OF APRIL 14, 2006

A-i

A-ii

A-iii

A-iv

SECOND AMENDED AND RESTATED
AGREEMENT AND PLAN OF MERGER

        This SECOND AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER, dated as of April 14, 2006, by and among Digital Generation Systems, Inc., a Delaware corporation ("Parent"), DG Acquisition Corp. IV, a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), and FastChannel Network, Inc., a Delaware corporation (the "Company"). Certain capitalized terms used herein have the meanings assigned to them in Section 8.3 or elsewhere in this Agreement as described in Section 8.6.

        WHEREAS, on December 15, 2005, Parent, Merger Sub, and the Company entered into that certain Agreement and Plan of Merger (the "Initial Merger Agreement");

        WHEREAS, on January 13, 2006, Parent, Merger Sub, and the Company entered into that certain First Amended and Restated Agreement and Plan of Merger (the "First Amended and Restated Merger Agreement") pursuant to which the Initial Merger Agreement was amended and restated in its entirety;

        WHEREAS, entering into this Agreement, Parent, Merger Sub, and the Company intend to amend and restate the First Amended and Restated Merger Agreement in its entirety;

        WHEREAS, the respective Boards of Directors of Parent, Merger Sub and the Company have approved and declared advisable the merger of Merger Sub with and into the Company (the "Merger") upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the "DGCL");

        WHEREAS, the respective Boards of Directors of Parent and the Company have determined that the Merger is in furtherance of and consistent with their respective business strategies and is in the best interest of their respective stockholders, and Parent has approved this Agreement and the Merger as the sole stockholder of Merger Sub;

        WHEREAS, as a condition to and inducement to the Company's willingness to enter into this Agreement, simultaneously with the execution of this Agreement, Scott Ginsburg, the Chief Executive Officer and a stockholder of Parent is entering into a voting agreement (the "Ginsburg Voting Agreement") pursuant to which he agrees to vote all shares of Parent's capital stock held by him in favor of the Parent Stockholder Approval at any meeting of Parent Stockholders relating to the transactions contemplated hereby;

        WHEREAS, as a condition to and inducement to Parent's and the Merger Sub's willingness to enter into this Agreement, simultaneously with the execution of this Agreement, certain stockholders of the Company that together control a majority of the shares of the Company's capital stock entitled to vote on such matters are entering into a voting agreement (the "Company Stockholder Voting Agreement") pursuant to which such stockholders agree to vote all shares of the Company's capital stock held by such stockholders in favor of approval and adoption of this Agreement and the transactions contemplated hereby at any meeting of the Company Stockholders relating to the adoption and approval of this Agreement and the transactions contemplated hereby;

        WHEREAS, as a further condition to and inducement to the Company's willingness to enter into this Agreement, prior to the Effective Time Scott Ginsburg will enter into an agreement in a form reasonably acceptable to the Company and Mr. Ginsburg (the "Standstill and Registration Rights Agreement") pursuant to which Mr. Ginsburg will, (i) subject to certain exceptions, agree to refrain from taking certain actions intended to effect a takeover of Parent after the consummation of the Merger for a period commencing on the Closing Date and ending on the first anniversary of the Closing Date and (ii) be granted certain registration rights with respect to sales of the Parent Common Stock held by him; and

        WHEREAS, as a further condition to and inducement to Parent's and the Merger Sub's willingness to enter into this Agreement, prior to the Effective Time certain stockholders of the Company will enter into a lockup agreement in a form reasonably acceptable to Parent (the "Lockup Agreement") pursuant to which such stockholders will, subject to certain customary exceptions, agree to refrain from selling or otherwise transferring any shares of Parent Common Stock held by such stockholders after the consummation of the Merger for a period commencing on the Closing Date and ending on the date that is 180 days after the Closing Date; and

        NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement and intending to be legally bound hereby, the parties hereto agree as follows:

Article 1.
The Merger

        Section 1.1    The Merger.     At the Effective Time and upon the terms and subject to satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the DGCL, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation").

        Section 1.2    Effective Time.     As soon as practicable after the satisfaction or, if permissible, waiver of the conditions set forth in Article 6, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the "Certificate of Merger") with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of the DGCL (the date and time of such filing, or if another date and time is specified in such filing, such specified date and time, being the "Effective Time").

        Section 1.3    Effect of the Merger.     At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, at the Effective Time, except as otherwise provided herein, all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

        Section 1.4    Certificate of Incorporation; By-laws.     At the Effective Time, the Certificate of Incorporation and the By-laws of the Surviving Corporation shall automatically, and without further action, be amended as necessary to read the same as the Certificate of Incorporation and By-laws of Merger Sub.

        Section 1.5    Directors and Officers.     Unless otherwise designated by Parent, the directors of the Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation. Unless otherwise designated by Parent, the officers of the Merger Sub immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-laws of the Surviving Corporation.

        Section 1.6    Tax Consequences.     It is intended by the parties hereto that the Merger qualify as a "reorganization" within the meaning of Section 368(a) of the Code. The parties hereto adopt this Agreement as a "plan of reorganization" within the meaning of Treasury Regulation Sections 1.368-2(g) and 1.368-3(a).

Article 2.
Conversion of Securities; Exchange of Certificates

        Section 2.1    Conversion of Securities.

          Section 2.1.1    Conversion of Preferred and Common.    At the Effective Time, by virtue of the Merger and without any action on the part of any party or the holder of any of the following securities: (a) each share of Series A-1 Preferred Stock, par value $.01 per share (the "Series A-1 Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to Series A-1 Per Share Amount; (b) each share of Series B-1 Preferred Stock, par value $.01 per share (the "Series B-1 Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to Series B-1 Per Share Amount; (c) each share of Series C-1 Preferred Stock, par value $.01 per share (the "Series C-1 Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to the Series C-1 Per Share Amount; (d) each share of Series D-1 Preferred Stock, par value $.01 per share (the "Series D-1 Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to the Series D-1 Per Share Amount; (e) each share of Series E-1 Preferred Stock, par value $.01 per share (the "Series E-1 Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to the Series E-1 Per Share Amount; (f) each share of Series F Preferred Stock, par value $.01 per share (the "Series F Preferred Stock", and collectively with the Series A-1 Preferred Stock, the Series B-1 Preferred Stock, the Series C-1 Preferred Stock, the Series D-1 Preferred Stock and the Series E-1 Preferred Stock, the "Company Preferred Stock"), of the Company issued and outstanding at the Effective Time (excluding any Dissenting Shares) shall be converted into the right to receive an amount equal to the Series F Per Share Amount and (g) each share of Common Stock, par value $.01 per share, of the Company (the "Company Common Stock"), issued and outstanding immediately prior to the Effective Time (excluding any Dissenting Shares and any shares of Common Stock held in the treasury of the Company), shall be converted into the right to receive the Common Stock Per Share Amount.

          Section 2.1.2    Per-Share Amounts.    The aggregate number of Parent Common Stock into which Company Capital Stock shall be converted in the Merger subject to and in accordance with the terms hereof shall be 52,062,712 (subject to Section 2.1.6) (the "Merger Consideration"). For purposes hereof, the "Series A-1 Per Share Amount" equals 1.2275 shares of Parent Common Stock; the "Series B-1 Per Share Amount" equals 1.3093 shares of Parent Common Stock, the "Series C-1 Per Share Amount" equals 1.9520 shares of Parent Common Stock, the "Series D-1 Per Share Amount" equals 1.4975 shares of Parent Common Stock, the "Series E-1 Per Share Amount" equals 1.4272 shares of Parent Common Stock, the "Series F Per Share Amount" equals 1.1459 shares of Parent Common Stock and the "Common Stock Per Share Amount" equals the number of Shares of Parent Common Stock obtained by (a) subtracting (i) the aggregate number of shares of Parent Common Stock issuable to holders of Company Preferred Stock at the Effective Time in accordance with Article II from (ii) the Merger Consideration divided by (b) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time. The Series A-1 Per Share Amount, Series B-1 Per Share Amount, Series C-1 Per Share Amount, Series D-1 Per Share Amount, Series E-1 Per Share Amount and Series F Per Share Amount are collectively referred to as the, "Preferred Per Share Amounts." The Preferred Per Share Amounts and Common Stock Per Share Amount are collectively referred to as the "Per Share Amounts."

          Section 2.1.3    Cancellation Generally.    All shares of Company Preferred and Company Common Stock (collectively, "Company Capital Stock") outstanding immediately prior to the Effective Time, other than Dissenting Shares, shall, following the Effective Time, no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each certificate previously representing any such shares shall thereafter represent the right to receive a certificate representing the shares of Parent Common Stock into which such Company Capital Stock was converted in the Merger. Certificates previously representing shares of Company Capital Stock shall be exchanged for certificates representing whole shares of Parent Common Stock issued in consideration therefor upon the surrender of such certificates in accordance with the provisions of Section 2.2, without interest. No fractional share of Parent Common Stock shall be issued, and in lieu thereof, a cash payment shall be made pursuant to Section 2.2.5 hereof.

          Section 2.1.4    Cancellation of Certain Shares.    Each share of Company Capital Stock held by Parent, Merger Sub, any wholly owned subsidiary of Parent or Merger Sub, in the treasury of the Company or by any wholly owned subsidiary of the Company immediately prior to the Effective Time shall be canceled and extinguished without any conversion thereof and no payment shall be made with respect thereto.

          Section 2.1.5    Merger Sub.    Each share of common stock, par value $.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and be exchanged for one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

          Section 2.1.6    Change in Shares.    If between the date of the Initial Merger Agreement and the Effective Time the outstanding shares of Parent Common Stock or Company Capital Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, the Per Share Amounts shall be correspondingly adjusted to reflect such stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares.

        Section 2.2    Exchange of Certificates.

          Section 2.2.1    Exchange Agent.    As of the Effective Time, Parent shall deposit, or shall cause to be deposited, with a bank or trust company designated by Parent and reasonably satisfactory to the Company (the "Exchange Agent"), for the benefit of the holders of shares of Company Capital Stock, for exchange in accordance with this Article 2, through the Exchange Agent, certificates representing the shares of Parent Common Stock (such certificates for shares of Parent Common Stock, together with cash in lieu of fractional shares and any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Company Capital Stock. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the shares of Parent Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. Except as contemplated by Section 2.2.5 hereof, the Exchange Fund shall not be used for any other purpose.

          Section 2.2.2    Exchange Procedures.    Promptly after the Effective Time, Parent shall instruct the Exchange Agent to mail to each holder of record of a certificate or certificates that immediately prior to the Effective Time represented outstanding shares of Company Capital Stock (the "Certificates") (a) a letter of transmittal in customary form (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent) and (b) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Parent Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, properly completed and duly executed and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Parent Common Stock that such holder has the right to receive in respect of the shares of Company Capital Stock formerly represented by such Certificate (after taking into account all shares of Company Capital Stock then held by such holder), cash in lieu of fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5, any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3, and the Certificate so surrendered shall forthwith be canceled. No interest will be paid or accrued on any cash in lieu of fractional shares or on any unpaid dividends and distributions payable to holders of Certificates. In the event of a transfer of ownership of shares of Company Capital Stock that is not registered in the transfer records of the Company, a certificate representing the proper number of shares of Parent Common Stock may be issued to a transferee if the Certificate representing such shares of Company Capital Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Parent Common Stock, cash in lieu of any fractional shares of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5, any dividends or other distributions to which such holder is entitled pursuant to Section 2.2.3.

          Section 2.2.3    Distributions with Respect to Unexchanged Shares of Parent Common Stock.    No dividends or other distributions declared or made after the Effective Time with respect to Parent Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the shares of Parent Common Stock represented thereby, and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2.5, unless and until the holder of such Certificate shall surrender such Certificate. Subject to the effect of escheat, tax or other applicable Laws, following surrender of any such Certificate, there shall be paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (a) promptly, the amount of any cash payable with respect to a fractional share of Parent Common Stock to which such holder is entitled pursuant to Section 2.2.5 and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Parent Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole shares of Parent Common Stock.

          Section 2.2.4    Further Rights in Company Capital Stock.    All shares of Parent Common Stock issued upon conversion of the shares of Company Capital Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2.3 or Section 2.2.5) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Company Capital Stock.

          Section 2.2.5    Fractional Shares.    No certificates or scrip representing fractional shares of Parent Common Stock shall be issued upon the surrender for exchange of Certificates, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share and such fractional share interests will not entitle the owner thereof to any rights of a stockholder of Parent.

          As promptly as practicable following the Effective Time, the Exchange Agent shall determine the difference between (A) the number of full shares of Parent Common Stock delivered to the Exchange Agent by Parent pursuant to Section 2.2.1 and (B) the aggregate number of full shares of Parent Common Stock to be distributed to holders of Company Capital Stock pursuant to Section 2.2.2 (such difference being the "Excess Shares"). As soon as practicable after the Effective Time, the Exchange Agent, as agent for such holders of Parent Common Stock, shall sell the Excess Shares at then prevailing prices on NASDAQ, all in the manner provided in this Section 2.2.5.2.

          The sale of the Excess Shares by the Exchange Agent shall be executed on NASDAQ and shall be executed in round lots to the extent practicable. Until the net proceeds of any such sale or sales have been distributed to such holders of Company Capital Stock, the Exchange Agent will hold such proceeds in trust for such holders of Company Capital Stock as part of the Exchange Fund. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs of the Exchange Agent incurred in connection with such sale or sales of Excess Shares. In addition, Parent shall pay the Exchange Agent's compensation and expenses in connection with such sale or sales. The Exchange Agent shall determine the portion of such net proceeds to which each holder of Company Capital Stock shall be entitled, if any, by multiplying the amount of the aggregate net proceeds by a fraction, the numerator of which is the amount of the fractional share interest to which such holder of Company Capital Stock is entitled (after taking into account all shares of Parent Common Stock to be issued to such holder) and the denominator of which is the aggregate amount of fractional share interests to which all holders of Company Capital Stock are entitled.

          As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Company Capital Stock with respect to any fractional share interests, the Exchange Agent shall promptly pay such amounts to such holders of Company Capital Stock subject to and in accordance with the terms of Section 2.2.3.

          Section 2.2.6    Termination of Exchange Fund.    Any portion of the Exchange Fund that remains undistributed to the holders of Company Capital Stock on the date that is six months after the Effective Time, shall be delivered to Parent upon demand, and any holders of Company Capital Stock who have not theretofore complied with this Article 2 shall thereafter look only to Parent for the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which they are entitled pursuant to Section 2.2.5 and any dividends or other distributions with respect to Parent Common Stock to which they are entitled pursuant to Section 2.2.3, in each case, without any interest thereon.

          Section 2.2.7    No Liability.    Neither Parent nor the Company shall be liable to any holder of shares of Company Capital Stock for any such shares of Parent Common Stock (or dividends or distributions with respect thereto) or cash from the Exchange Fund delivered to a public official pursuant to any abandoned property, escheat or similar Law.

          Section 2.2.8    Lost Certificates.    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock, any cash in lieu of fractional shares of Parent Common Stock to which the holders thereof are entitled pursuant to Section 2.2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.2.3, in each case, without any interest thereon.

          Section 2.2.9    Withholding.    Parent or the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of Company Capital Stock such amounts as Parent or the Exchange Agent are required to deduct and withhold under the Code, or any provision of state, local or foreign tax Law, with respect to the making of such payment. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Company Capital Stock in respect of whom such deduction and withholding was made by Parent or the Exchange Agent.

        Section 2.3    Stock Transfer Books.     At the Effective Time, the stock transfer books of the Company shall be closed, and thereafter there shall be no further registration of transfers of shares of Company Capital Stock theretofore outstanding on the records of the Company. From and after the Effective Time, the holders of certificates representing shares of Company Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares of Company Capital Stock except as otherwise provided herein or by Law.

        Section 2.4    Company Options, Warrants and Rights.     Prior to the Effective Time, the Company shall terminate all unexercised Company Stock Options and warrants to purchase shares of Company Capital Stock and all other rights to acquire or receive any equity securities of the Company (whether or not exercisable), in each case that are outstanding immediately prior to the Effective Time without the payment of consideration to the holders thereof.

        Section 2.5    Dissenters' Rights.     Shares of Company Capital Stock that have not been voted for approval of this Agreement or consented thereto in writing and with respect to which a demand and appraisal have been properly made in accordance with the DGCL ("Dissenting Shares") will not be converted into the right to receive the shares of Parent Common Stock otherwise owed with respect to such shares of Company Capital Stock at or after the Effective Time, but will be converted into the right to receive from the Surviving Corporation such consideration as may be determined to be due with respect to such Dissenting Shares pursuant to the laws of the State of Delaware. If a holder of Dissenting Shares (a "Dissenting Stockholder") withdraws his or her demand for such payment and appraisal or become ineligible for such payment and appraisal, then, as of the Effective Time or the occurrence of such event of withdrawal or ineligibility, whichever last occurs, such holder's Dissenting Shares will cease to be Dissenting Shares and will be converted into the right to receive, and will be exchangeable for, the shares of Parent Common Stock in accordance with this Agreement. The Company will give Parent prompt notice of any demand received by the Company from a Dissenting Stockholder for appraisal of shares of Company Capital Stock, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demand. The Company agrees that, except with the prior written consent of Parent, or as required under the DGCL, it will not voluntarily make any payment with respect to, or settle or offer or agree to settle, any such demand for appraisal. Each Dissenting Stockholder who, pursuant to the provisions of the DGCL, becomes entitled to payment of the value of the Dissenting Shares will receive payment therefor but only after the value therefor has been agreed upon or finally determined pursuant to such provisions. Any portion of the shares of Parent Common Stock that would otherwise have been owed with respect to Dissenting Shares if such shares of Company Capital stock were not Dissenting Shares will be retained by Parent.

Article 3.
Representations and Warranties of the Company

        The Company represents and warrants to Parent and Merger Sub that, except as set forth in the Disclosure Letter furnished by Company to Parent simultaneously with the execution hereof (the "Company Disclosure Letter"), the statements contained in this Article 3 are true, complete and correct as of the date of the Initial Merger Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties are true, complete and correct as of such date).

        Section 3.1    Organization and Good Standing.     The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its properties and assets and to conduct its business as it is now being conducted. The Company is duly qualified or licensed to do business as a corporation, and is in good standing as a corporation, in every jurisdiction in which its ownership of property or the character of its business requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect. Section 3.1 of the Company Disclosure Letter sets forth a true, complete and correct list of all foreign jurisdictions in which the Company is so qualified or licensed and in good standing.

        As used herein, the term "Company Material Adverse Effect" shall mean: (a) any event, circumstance or occurrence that has resulted in, or would reasonably be expected to result in, a material adverse effect on the business, results of operations, tangible assets, and financial condition of the Company and its Subsidiaries, taken as a whole; or (b) any event, circumstance or occurrence that prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of the Company to consummate the Merger; provided, however, that in no event shall any of the following be a Company Material Adverse Effect, or be taken into account in the determination of whether a Company Material Adverse Effect has occurred: (A) any change resulting from conditions affecting any of the industries in which the Company operates or from changes in general business or economic conditions; (B) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement; (C) any change resulting from the compliance by the Company with the terms of, or the taking of any action by the Company contemplated or permitted by, this Agreement; or (D) the receipt by the Company of notice of cancellation or non-renewal from any customer of the Company except to the extent that such customer accounted for more than the Trigger Amount of Company revenues for the twelve months ended September 30, 2005 (in each case determined in accordance with GAAP, except that no customer of the Company shall be deemed to have cancelled or not renewed if such customer's business is placed with Parent). The "Trigger Amount" shall equal the sum of $3.75 million plus (y) a mutually agreed upon reasonable estimate of the annual revenues expected to be generated under any new Company customer accounts won after September 30, 2005 and (z) a mutually agreed upon reasonable estimate of the annual revenues expected to be generated as the result of any expansions under Company customer accounts existing as of September 30, 2005.

        Section 3.2    Corporate Records.     Copies of the certificate of incorporation (the "Company Charter") and of the by-laws of the Company heretofore delivered to Parent are true, complete and correct copies of such instruments as amended. The Company Charter and by-laws of the Company are in full force and effect. The Company is not in violation of any material provision of the Company Charter or its by-laws. The books and records, minute books, stock record books and other similar records of the Company, all of which have been delivered to Parent, are true, complete and correct in all material respects.

        Section 3.3    Corporate Power and Authority.     The Company has the requisite corporate power and authority to execute and deliver this Agreement and the Ancillary Agreements. Subject to the Company Stockholder Approval, the execution and delivery by the Company of this Agreement and any Ancillary Agreement to which the Company is a party, the performance by it of its obligations hereunder and thereunder and the consummation by it of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate actions on the part of the Company. This Agreement has been duly executed and delivered by the Company and constitutes, and each Ancillary Agreement to which the Company is a party when executed will constitute, the legal, valid and binding obligations of the Company, enforceable against it in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity. The Board of Directors of the Company (the "Company Board") has unanimously approved this Agreement and each Ancillary Agreement to which the Company is a party, declared advisable the transactions contemplated hereby and thereby and has directed that this Agreement and the transactions contemplated hereby be submitted to the Company's Stockholders for approval.

        Section 3.4    Capitalization.

           Section 3.4.1     The authorized capital stock of the Company consists of (a) 80,404,648 shares of Company Common Stock, of which 10,376,932 shares are issued and outstanding as of the date of the Initial Merger Agreement, and 41,818,500 shares are reserved for the conversion of the Company Preferred Stock and the exercise of Company Options and warrants; (b) 275,000 shares of Class B Common Stock (nonvoting), of which 259,293 shares are issued and outstanding as of the date of the Initial Merger Agreement; (c) 59,320,352 shares of Company Preferred Stock, of which 33,951,937shares are issued and outstanding as of the date of the Initial Merger Agreement. Of such preferred stock, (A) 3,931,566 shares are designated as Series A Preferred Stock, $0.01 par value per share, of which none are issued and outstanding as of the date of the Initial Merger Agreement; (B) 3,931,566 shares are designated as Series A-1 preferred stock, $0.01 par value per share, of which 2,553,849 shares are issued and outstanding as of the date of the Initial Merger Agreement; (C) 4,876,820 are designated as shares of Series B Preferred Stock, $0.01 par value per share, of which none are issued and outstanding as of the date of the Initial Merger Agreement; (D) 4,876,820 are designated as shares of Series B-1 Preferred Stock, $0.01 par value per share, of which 2,989,188 shares are issued and outstanding as of the date of the Initial Merger Agreement; (E) 2,486,338 are designated as shares of Series C Preferred Stock, $0.01 par value per share, of which none are issued and outstanding as of the date of the Initial Merger Agreement; (F) 2,486,338 are designated as shares of Series C-1 Preferred Stock, $0.01 par value per share, of which 2,404,371 are issued and outstanding as of the date of the Initial Merger Agreement; (G) 886,183 shares of Series D Preferred Stock, $0.01 par value per share, of which none are issued and outstanding as of the date of the Initial Merger Agreement; (H) 886,183 shares of Series D-1 Preferred Stock, $0.01 par value per share, of which 539,381 are issued and outstanding as of the date of the Initial Merger Agreement; (I) 8,962,631 shares of Series E Preferred Stock, $0.01 par value per share, of which none are issued and outstanding as of the date of the Initial Merger Agreement; (J) 8,962,631 shares of Series E-1 Preferred Stock, $0.01 par value per share, of which 8,539,503 are issued and outstanding as of the date of the Initial Merger Agreement; and (K) 17,033,276 shares of Series F Preferred Stock, $0.01 par value per share, of which 16,925,645 are issued and outstanding as of the date of the Initial Merger Agreement. The capital stock of the Company is held as of the date of the Initial Merger Agreement by the Persons and in the amount of shares as set forth in Section 3.4.1(a) of the Company Disclosure Letter. All outstanding shares of capital stock of the Company are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with applicable Laws and all requirements set forth in contracts. There are no declared or accrued but unpaid dividends or distributions with respect to any shares of the capital stock of the Company.

          Section 3.4.2     There are no Company Options other than those granted pursuant to the Company Stock Option Plans. Section 3.4.2 of the Company Disclosure Letter sets forth for each outstanding Company Option, (a) the name of the holder of such option, (b) the number of shares of Company Common Stock issuable upon the exercise of such option, (c) the exercise price of such option and (d) the plan under which such option was issued and if it is an "incentive stock option" within the meaning of Section 422 of the Code. Section 3.4.2 of the Company Disclosure Letter sets forth for each outstanding Company warrant to purchase shares of capital stock of the Company, (i) the name of the holder of such warrant, (ii) the number of shares of Company Common Stock issuable upon exercise of such warrant and (iii) the exercise price of such warrant. As of the date of the Initial Merger Agreement, there are Company Options to acquire 3,317,623 shares of Common Stock pursuant to the Company Stock Option Plans outstanding and unexercised. Section 3.4.2 of the Company Disclosure Letter accurately sets forth with respect to each share of Company Common Stock that are subject to repurchase rights or vesting or similar restrictions as of the date of the Initial Merger Agreement ("Restricted Stock"): (A) the name of the holder of such shares of Restricted Stock; (B) the total number of shares of Restricted Stock that remain subject to such repurchase rights or vesting or similar restrictions; (C) the date on which such shares of Restricted Stock were granted; (D) the vesting schedule and vesting commencement date for such shares of Restricted Stock; (E) the purchase price per share of Restricted Stock; and (F) whether an election under Section 83(b) of the Code was timely and accurately filed with respect to such shares of Restricted Stock. There are no options, warrants, calls, rights, phantom rights, commitments or agreements of any character to which the Company or any of its Subsidiaries is a party or by which it is bound, relating to the issued or unissued capital stock of the Company or obligating the Company or any of its Subsidiaries to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any shares of capital stock of the Company or obligating the Company or any of its Subsidiaries to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any such option, warrant, call, right, commitment or agreement. True, complete and correct copies of the plans pursuant to which such Company Options, shares of Restricted Stock and warrants to purchase shares of capital stock of the Company have been issued have been provided to the Parent. The Company is not a party to, and as of the date of the Initial Merger Agreement, to the Knowledge of the Company, there are no other voting trusts, proxies or other agreements or understandings with respect to the voting interests of the Company. There are no agreements or arrangements pursuant to which the Company is or could be required to register shares of Company Common Stock or other securities under the Securities Act. All shares of capital stock of the Company to be issued pursuant to the Company Options and warrants described in Section 3.4.2 of the Company Disclosure Letter will be granted and issued, in compliance with all applicable Laws and all requirements set forth in applicable contracts.

          Section 3.4.3     There are no preemptive rights or agreements, arrangements or understandings to issue preemptive rights with respect to the issuance or sale of shares of Company Common Stock to which the Company is a party or to which it is bound.

        Section 3.5    Subsidiaries.

           Section 3.5.1     Section 3.5.1 of the Company Disclosure Letter sets forth a true, complete and correct list of (a) all of the Company's Subsidiaries. All outstanding capital stock, membership or partnership interests or other equity based or equity-linked securities ("Capital Securities") of each such Subsidiary or other voting securities of each Subsidiary of the Company are validly issued, fully paid and nonassessable and owned by the Company or a Subsidiary of the Company free and clear of any Lien with respect thereto. No Subsidiary of the Company has issued any securities in violation of any options, warrants, calls, rights, convertible securities or other agreements or commitments of any character obligating each Subsidiary to issue, transfer or sell any Capital Securities and there are no options, warrants, calls, rights or other securities, agreements or commitments of any character obligating or committing either a Subsidiary of the Company or the Company to issue, deliver or sell shares of such Subsidiary's capital stock or debt securities, or obligating either a Subsidiary of the Company or the Company to grant, extend or enter into any such option, warrant, call or other such right, agreement or commitment.

          Section 3.5.2     Each Subsidiary of the Company (a) is duly incorporated or organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation or organization, (b) is duly qualified or licensed as a foreign corporation, and is in good standing, in every jurisdiction in which its ownership of property or the character of its business requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Company Material Adverse Effect and (c) has the requisite corporate power and authority to own, operate and lease its property and assets and conduct its business as it is now being conducted. The minute books, stock record books and other similar books and records of each such Subsidiary are true, complete and correct in all material respects. No such Subsidiary is in violation of any material provision of its organizational documents.

          Section 3.5.3     Other than those of the Subsidiaries of the Company described on Section 3.5.1 of the Company Disclosure Letter, the Company does not hold or own, directly or indirectly, any securities, equity interests or rights in any other corporation, partnership, joint venture or other Person, and there are no outstanding contractual obligations of the Company or any of its Subsidiaries to make any investment (in the form of a loan, capital contribution or otherwise) in, any other Person.

        Section 3.6    No Violation.     Neither the execution and delivery of this Agreement by the Company and of each Ancillary Agreement to which it is a party, the performance by the Company of its obligations hereunder and thereunder, nor the consummation by the Company of the transactions contemplated hereby and thereby, will (a) assuming receipt of the Company Stockholder Approval, contravene any provision of the certificate of incorporation or by-laws of the Company or any organizational documents or agreements of any of its Subsidiaries, (b) assuming compliance with the matters referred to in Section 3.7, violate any Law or judgment applicable to the Company or any of its Subsidiaries, (c) result in the creation or imposition of any Lien (other than Permitted Liens) on any of the property held by the Company or any of its Subsidiaries, or (d) assuming compliance with the matters referred to in Section 3.7, require any consent or other action by any Person under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, change of control rights, cancellation, modification, enhancement of rights of third parties, revocation of grant of rights or assets, placement into or release from escrow of any assets of the Company or any of its Subsidiaries or acceleration of any right or obligation of the Company or any of its Subsidiaries or a loss of any benefit to which the Company or any of its Subsidiaries is entitled under any note, bond, mortgage, indenture, deed of trust, license, contract, lease, permit, franchise or other instrument or obligation to which the Company or any of its Subsidiaries is a party or by which the Company any of its Subsidiaries or their respective properties or assets are bound or affected (including under any outstanding debt), except for as would not, individually or in the aggregate, be reasonably expected to have a Company Material Adverse Effect or any notice or other action the absence of which, individually or in the aggregate, would not be reasonably expected to have a Company Material Adverse Effect. As used herein, "Permitted Liens" means with respect to any Person (A) such imperfections of title, easements, encumbrances or restrictions which do not materially impair the current use of such Person's or any of its Subsidiary's assets, (B) materialmen's, mechanics', carriers', workmen's, warehousemen's, repairmen's and other like Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (C) Liens for Taxes not yet due and payable, or being contested in good faith, and (D) purchase money Liens incurred in the ordinary course of business.

        Section 3.7    Approvals.     No consent, waiver, approval, order, authorization or declaration of, filing or registration with, or notice to, any Governmental Authority or other Person is required to be made, obtained or given by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery by the Company of this Agreement, the performance by the Company of its obligations hereunder or the consummation by the Company of the transactions contemplated hereby, except for (a) such consents, waivers, approvals, orders, authorizations, declarations, filings, registrations and notices, which if not obtained or made would not reasonably be expected to have have a Company Material Adverse Effect, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (c) the Company Stockholder Approval.

        Section 3.8    Financial Statements; No Undisclosed Liabilities.

           Section 3.8.1     The Company has delivered to Parent true, complete and correct copies of the Company's (i) audited consolidated balance sheets as of December 31, 2003 and December 31, 2004, and audited consolidated statements of income and cash flows for the years ended December 31, 2002, 2003 and 2004 (the "Annual Financial Statements") and (ii) an unaudited consolidated balance sheet of the Company (the "Balance Sheet") as of September 30, 2005 (the "Balance Sheet Date") and the related unaudited consolidated statements of income and cash flows for the nine-month period then ended (together with the Balance Sheet, the "Unaudited Financial Information"). The Unaudited Financial Information and the Annual Financial Statements are collectively referred to herein as the "Financial Statements." The Financial Statements have been prepared from, and in accordance with, the information contained in the books and records of the Company, which have been regularly kept and maintained in accordance with the Company's normal and customary practices and applicable accounting practices and fairly present, in all material respects, the financial condition of the Company as of the dates thereof and results of operations and cash flows for the periods referred to therein, and have been prepared in accordance with GAAP, consistently applied throughout the periods indicated, except as otherwise stated therein or in the notes thereto and with respect to the Unaudited Financial Information, which are subject to normal year-end adjustment (which will not be material) and do not include notes as required by GAAP.

          Section 3.8.2     The Interim Unaudited Financial Information and the Annual Audited Financial Information delivered to Parent after the date of the Initial Merger Agreement pursuant to Section 5.19 will be prepared from, and in accordance with, the information contained in the books and records of the Company, which have been regularly kept and maintained in accordance with the Company's normal and customary practices and applicable accounting practices and will fairly present, in all material respects, the consolidated financial condition of the Company as of the dates thereof and results of operations and cash flows for the periods referred to therein, and will be prepared in accordance with GAAP, consistently applied throughout the periods indicated, except that the Monthly Unaudited Financial Information is subject to normal year-end adjustment (which will not be material) and will not include notes as required by GAAP.

          Section 3.8.3     Since the Balance Sheet Date, neither the Company nor any of its Subsidiaries has incurred any material Liabilities or obligations (whether direct, indirect, accrued or contingent), except for Liabilities or obligations (a) incurred in the ordinary course of business and consistent with past practice, or (b) shown, accrued or reserved against in the Financial Statements.

          Section 3.8.4     The Company maintains internal control over financial reporting as that term is defined in Section 13a-15(f) of the Exchange Act.

        Section 3.9    Ordinary Course Operations.     Since the Balance Sheet Date, the Company has conducted its business in the ordinary course, consistent with past practice, and the Company has not taken any of the actions described in subparagraphs (a) through (v) of Section 5.1 except as permitted pursuant to Section 5.1.

        Section 3.10    Leases of Personal and Real Property; Owned Real Property; Material Contracts; No Default.

           Section 3.10.1     Section 3.10.1 of the Company Disclosure Letter sets forth a true, complete and correct list of each lease, sublease, license and other agreement, including all amendments, modifications or supplements with respect thereto, of personal property and equipment to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound that (a) provides for payments in excess of $100,000 per annum or (b) provides for payments in excess of $75,000 per annum and has a term remaining after the date of the Initial Merger Agreement in excess of three years that may not be terminated by the Company or any of its Subsidiaries within 90 days after notice thereof (collectively, the "Personal Property Leases"). The Company has delivered to the Parent a true, complete and correct copy of each of the Personal Property Leases.

          Section 3.10.2     Section 3.10.2 of the Company Disclosure Letter sets forth a true, complete and correct list of all leases, subleases, licenses and other agreements, including all amendments, modifications or supplements with respect thereto (collectively, the "Real Property Leases"), under which the Company or any Subsidiary uses or occupies or has the right to use or occupy any real property that (a) provides for payments in excess of $100,000 per annum or (b) provides for payments in excess of $75,000 per annum and has a term remaining after the date of the Initial Merger Agreement in excess of one year and that may not be terminated by the Company or any of its Subsidiaries within 90 days after notice thereof (the land, buildings and other improvements covered by the Real Property Leases and any other rights of the tenant thereunder being herein called the "Leased Real Property"), including the address of the premises demised under each Real Property Lease, the landlord, rent and use thereof. Neither the Company nor any Subsidiary has subleased any of the Leased Real Property or given any third party any license or other right to occupy any portion of the Leased Real Property. Neither the operations of the Company and its Subsidiaries on the Leased Real Property nor, to the Knowledge of the Company, such Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement, or classification or statute relating to the particular property or such operations. The Company has delivered to the Parent a true, complete and correct copy of each of the Real Property Leases, and (i) neither the Company nor any Subsidiary has waived any term or condition thereof, and all material covenants to be performed by the Company or any Subsidiary thereunder prior to the Closing Date, or, to the Knowledge of the Company, any other party to any Real Property Lease, have been performed in all material respects, (ii) the Company and any Subsidiary are current (and not late) with respect to all rental payments due under any Real Property Lease, (iii) no security deposit or portion thereof deposited with respect to any Real Property Lease has been applied in respect of a breach or default under any Real Property Lease which has not been redeposited in full and (iv) the Company and any Subsidiary have not collaterally assigned or granted any security interest in any Real Property Lease or any interest therein.

          Section 3.10.3     Neither the Company nor any Subsidiary (a) currently owns or ground leases any real property or (b) has ever owned or ground leased any real property.

          Section 3.10.4     Section 3.10.4 of the Company Disclosure Letter sets forth a true, complete and correct list of all agreements to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or any of their respective properties or assets are bound, of the following types: (a) any contract involving an investment by the Company or any of its Subsidiaries in any partnership, limited liability company or joint venture; (b) any contract of the Company or any of its Subsidiaries which involves a financing arrangement in excess of $100,000, other than purchase orders entered into in the ordinary course of business which contain customary terms and conditions; (c) employment agreements with any Key Employee; (d) loan agreements, notes, mortgages, indentures, security agreements and other agreements and instruments relating to the borrowing of money in excess of $100,000; (e) agreements with any Affiliate of the Company or its Subsidiaries; (f) any contract that places any material non-competition, exclusivity or similar restriction relating to the geographical area of operations or scope or type of business of the Company or any of its Subsidiaries or any of their respective Affiliates; (g) any contract relating to any acquisition or disposition of any capital stock or equity interest of the Company or any of its Subsidiaries; (h) contracts that require stated payments in excess of $50,000 per annum; (i) contracts which as of the date of the Initial Merger Agreement, would constitute "material contracts" as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act; and (j) contracts that would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement or any

  Ancillary Agreement to which the Company is a party (such contracts described in (a)-(j) above, the "Material Contracts"). The Company has delivered to the Parent a true, complete and correct copy of each of the Material Contracts.

          Section 3.10.5     Each Material Contract is in full force and effect and is legal, valid, binding and enforceable against the Company or any of its Subsidiaries party thereto, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity. Neither the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any other party to any Material Contract is in material violation or default under any such agreement and, to the Knowledge of the Company, no condition exists that with the passage of time or the giving of notice would cause such a violation of or default under any Material Contract.

        Section 3.11    Intellectual Property Matters.

           Section 3.11.1     Section 3.11 of the Company Disclosure Letter sets forth, for all of the following included in (or in the case of Software, covered by) the Company Owned Intellectual Property, a true, complete and correct list of all United States, state, foreign and international: (i) Patents (including, without limitation, Patent applications) and any material invention disclosures for patent applications to be filed or under consideration for filing; (ii) Trademark registrations, applications and material unregistered or common law Trademarks; (iii) Copyright registrations, applications and material unregistered copyrights; and (iv) material Software. In addition, Section 3.11 of the Company Disclosure Letter sets forth, where applicable, (a) the jurisdiction in which each item of such Intellectual Property has been registered or issued or in which an application for registration or issuance has been filed; (b) the named owner of such Intellectual Property (if other than the Company); and (c) the registrar or equivalent party with whom such Intellectual Property is registered or by whom it was issued.

          Section 3.11.2     Section 3.11 of the Company Disclosure Letter sets forth a true, complete and correct list of all License Agreements that are reasonably necessary for the conduct of the Company's business as it is currently conducted. The Company and its Subsidiaries are in material compliance with and have not materially breached any term of any such License Agreements. To the Knowledge of the Company, all third Persons that are parties to such License Agreements are in material compliance with and have not materially breached any material term of any such License Agreements. To the Knowledge of the Company, there are no disputes regarding the scope of such License Agreements, performance under such License Agreements, or with respect to payments under such License Agreements. To the Knowledge of the Company, no third Person has possession of the Software that is reasonably necessary for the conduct of the Company's business as it is currently conducted without a License Agreement. The Merger will not result in the termination or breach of any of such License Agreements or any material loss or change in the rights or obligations of the Company, its Subsidiaries or any third Person that is a party to such License Agreements.

          Section 3.11.3     The Company Owned Intellectual Property has been duly maintained, is valid and subsisting, in full force and effect, has not been cancelled or abandoned, and has not expired. The Company has not granted to any third Person any exclusive right with respect to any of the Company Owned Intellectual Property.

          Section 3.11.4     There is no pending or threatened claim against the Company or any Subsidiary (i) alleging that the Company, any Subsidiary, or Technology, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third Person, or (ii) challenging the Company's rights relating to the Company Owned Intellectual Property and, to the Knowledge of the Company, there is no reasonable basis for a claim regarding any of the foregoing.

          Section 3.11.5     Neither the Company nor any Subsidiary has brought or threatened a claim against any Person (i) alleging infringement, misappropriation, dilution or any other violation of the Company Owned Intellectual Property that is the subject of any License Agreement, or (ii) challenging any Person's ownership or use of, or the validity, enforceability or registrability of the Company Owned Intellectual Property and, to the Knowledge of the Company, there is no reasonable basis for a claim regarding any of the foregoing.

          Section 3.11.6     The Company and all Subsidiaries have taken all reasonable and necessary measures to protect the Company Owned Intellectual Property and their rights therein. Such measures include but are not limited to, requiring its employees and third Persons having access to Trade Secrets included in such Company Owned Intellectual Property to execute written agreements containing obligations of non-disclosure with respect to such Trade Secrets. To the Knowledge of the Company, none of the Company's or any Subsidiaries' rights in any Company Owned Intellectual Property has been lost or is in jeopardy of being lost through failure to act by the Company or any of its Subsidiaries except where the Company has made a reasonable business judgment not to protect such Intellectual Property.

          Section 3.11.7     All Software that is reasonably necessary for the conduct of the Company's business as it is currently conducted was developed by either (i) employees of the Company within the scope of their employment or under obligation to assign all of their rights to the Company pursuant to a written agreement, or (ii) agents, consultants, or independent contractors who have assigned or are obligated to assign all of their rights in such Software to the Company pursuant to a written agreement. Without limiting the foregoing, all former and current employees, agents, consultants and independent contractors of the Company or any of its Subsidiaries who were or are members of management or who have contributed or participated in the conception or development of Company Owned Intellectual Property or Technology that is reasonably necessary for the conduct of the Company's business as it is currently conducted, or are or will be contributing to or participating in such conception or development, have assigned or otherwise transferred, or are obligated to assign or otherwise transfer pursuant to a written agreement, to the Company all of their rights in any Company Owned Intellectual Property or such Technology.

          Section 3.11.8     No Software or other material that is distributed as "free software," "open source software," or under a similar licensing or distribution model is incorporated into, combined with, or distributed in conjunction with any product of the Company or any of its Subsidiaries ("Incorporated Open Source Materials"). None of the Incorporated Open Source Materials are licensed under terms that create, or purport to create, obligations for the Company or any of its Subsidiaries with respect to Company Owned Intellectual Property or its or their Technology that is reasonably necessary for the conduct of the Company's business as it is currently conducted or that grant, or purport to grant, to any third Person, any rights to such Intellectual Property or Technology or any immunities under such Intellectual Property (including but not limited to using any Incorporated Open Source Materials that require, as a condition of use, modification and/or distribution, that other Software incorporated into, derived from or distributed with such Incorporated Open Source Materials be (i) disclosed or distributed in source code form, (ii) disclosed for the purpose of making derivative works, or (iii) redistributable at no charge).

          Section 3.11.9     No government funding, facilities of a university, college or other educational institution or research center was used in the development of any Company Owned Intellectual Property or Technology that is reasonably necessary for the conduct of the Company's business as it is currently conducted.

        Section 3.12    Litigation.     Except with respect to matters relating to routine employment or the provision of goods and services in the ordinary course of business where the amounts at issue do not exceed $50,000 individually, (a) there is no Action pending or, to the Knowledge of the Company, threatened in writing against the Company, any of its Subsidiaries, or their respective properties (tangible or intangible) or their respective Directors or corporate officers in their respective capacities as such or for which the Company or any Subsidiary is obligated to indemnify a third party, (b) there is no investigation or other proceeding pending or, to the Knowledge of the Company, threatened in writing, against the Company, its Subsidiaries, their properties (tangible or intangible) or their officers or Directors in their respective capacities as such or for which the Company or any Subsidiary is obligated to indemnify a third party, and (c) no Governmental Authority has provided the Company with written notice challenging or questioning in any material respect the legal right of the Company or any Subsidiary to conduct its operations as conducted at that time or as presently conducted. Neither the Company nor any of its Subsidiaries is subject to (i) any outstanding judgment, order, arbitration ruling or other finding or decree of any Governmental Authority (or arbitral body) or (ii) any settlement or similar agreement or written arrangement with ongoing obligations relating to a dispute with any third party, in each case other than matters relating to routine employment and the provisions of goods and services in the ordinary course of business where the amounts at issue do not exceed $100,000 individually or $1,000,000 in the aggregate.

        Section 3.13    Compliance with Laws; Permits.

           Section 3.13.1     The Company and each of its Subsidiaries is, and since January 1, 2002 has been, in compliance in all material respects with all Laws (other than Environmental Laws, which are addressed under Section 3.19) applicable thereto, including those applicable by virtue of a contractual relationship with a third party. Neither the Company nor its Subsidiaries is in material violation of or in default under, and to the Knowledge of the Company, no event has occurred which, with the lapse of time or the giving of notice or both, would result in the material violation of or default under, the terms of any judgment, order, settlement or decree of any Governmental Authority. None of the Company nor any of its Subsidiaries is subject to reporting or registration requirements under the Exchange Act.

          Section 3.13.2     Each of the Company and each Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority (other than Company Permits required under Environmental Laws, which are addressed under Section 3.19) necessary for the Company and each Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as it is being conducted as of the date of the Initial Merger Agreement (the "Company Permits"), and, to the Knowledge of the Company, all such Company Permits are valid and in full force and effect.

        Section 3.14    Taxes

           Section 3.14.1     The Company and its Subsidiaries have duly and timely filed (or there has been filed on their behalf) with the appropriate Governmental Authorities all Tax Returns (including all relevant elections associated with those Tax Returns) required to be filed by them or with respect to their income, properties or operations, and all such Tax Returns are true, complete and correct in all material respects. All Taxes of the Company and its Subsidiaries, whether or not shown to be due on such Tax Returns, have been timely paid in full.

          Section 3.14.2     The Company and its Subsidiaries have each, in accordance with all applicable Laws, withheld and timely paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

          Section 3.14.3     There are no Liens for Taxes upon the assets or properties of the Company or any of its Subsidiaries except for (a) statutory Liens for current Taxes not yet due and (b) Liens for Taxes being contested in good faith (to the extent that such Liens are set forth on Section 3.14.3 of the Company Disclosure Letter);

          Section 3.14.4     Neither the Company nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return in respect of any taxable year which has not since been filed, and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of the

  Company or any of its Subsidiaries that are still in effect other than those that arise by filing a Tax Return by the extended due date;

          Section 3.14.5     There is no audit, action, suit, proceeding or investigation now pending, or to the Knowledge of the Company or its Subsidiaries, threatened with regard to any Tax or Tax Returns of the Company or it Subsidiaries; nor has the Company or any of its Subsidiaries received written notice to the effect that, and neither the Company nor its Subsidiaries has Knowledge that, any Governmental Authority intends to conduct such an audit or investigation;

          Section 3.14.6     All Tax deficiencies which have been claimed, proposed or asserted against the Company or any of its Subsidiaries by any Governmental Authority have been fully paid or are being contested in good faith by appropriate proceedings, are adequately reserved for on the Financial Statements and are described on Section 3.14.6 of the Company Disclosure Letter;

          Section 3.14.7     Neither the Company nor any of its Subsidiaries (a) has agreed, has proposed or is required to make any adjustments under Section 481(a) of the Code, by reason of any voluntary or involuntary change in accounting method (nor has any Governmental Authority proposed any such adjustment or change of accounting method); (b) has made an election, or is required, to treat any of its assets as tax-exempt bond financed property or tax-exempt use property under Section 168 of the Code (c) has filed a consent pursuant to former Section 341(f) of the Code for or agreed to have former Section 341(f) of the Code applied to the disposition of any asset; (d) has any assets that secures any debt the interest on which is tax exempt under Section 103(a) of the Code; or (d) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable foreign, state or local Tax provision;

          Section 3.14.8     No power of attorney has been granted by or with respect to the Company or any of its Subsidiaries with respect to any matter relating to Taxes that is still in effect;

          Section 3.14.9     Neither the Company nor any of its Subsidiaries is a party to any advance pricing agreement or closing agreement with any Governmental Authority that would be binding on the Company or any of its Subsidiaries after Closing. Neither the Company nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Governmental Authorities that would be binding on the Company or any of its Subsidiaries after Closing and there are no outstanding requests for such rulings from a Governmental Authority.

          Section 3.14.10     Neither the Company nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, Tax indemnification or tax allocation or other similar contract or arrangement;

          Section 3.14.11     The Company has previously delivered or made available to the Parent true, complete and correct copies of (a) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority relating to the United States federal, state, local or foreign income Taxes due from or with respect to the Company or any of its Subsidiaries and (b) all United States federal income Tax Returns, and state income Tax Returns filed by the Company or any of its Subsidiaries (or, in each case, on its behalf) for tax periods ending on or after December 31, 2001;

          Section 3.14.12     Neither the Company nor any Subsidiary (i) has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code other than the group of which the common parent is the Company and (ii) has any liability for the Taxes of any person as defined in Section 7701(a)(1) of the Code (other than the Company or any Subsidiary), under Treas. Reg § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

           Section 3.14.13     No written claim has been made within the past five years in a jurisdiction where the Company or any Subsidiary does not file Tax Returns to the effect that the Company or any Subsidiary is or may be subject to taxation by that jurisdiction;

          Section 3.14.14     The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

          Section 3.14.15     Neither the Company nor any of its Subsidiaries has distributed the stock of any corporation in a transaction intending to satisfy the requirements of Section 355 of the Code, and no stock of the Company or any of its Subsidiaries has been distributed in a transaction intending to satisfy the requirements of Section 355 of the Code.

          Section 3.14.16     Neither the Company nor any of its Subsidiaries shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income of the Company or any Subsidiary that accrued in a prior taxable period but was not recognized in such prior taxable period as a result of (i) the installment method of accounting, (ii) the long-term contract method of accounting, (iii) a "closing agreement" as described in Section 7121 of the Code (or any provision of any foreign, state or local Tax law having similar effect), or (iv) Section 481 of the Code (or any provision of any foreign, state or local Tax law having similar effect).

          Section 3.14.17     Neither the Company nor any of its Subsidiaries has entered into any transaction that is a "reportable transaction" (as defined in Treas. Reg. § 1.6011-4, as modified by Rev. Proc. 2004-68, Rev. Proc. 2004-67, Rev. Proc. 2004-66, Rev. Proc. 2004-65 and Rev. Proc. 2004-45).

        Section 3.15    Insurance.     Section 3.15 of the Company Disclosure Letter sets forth a true, complete and correct list of all material insurance policies or binders maintained by or for the benefit of the Company, its Subsidiaries and its Directors, officers, employees or agents. The Company has delivered or made available to the Parent true, complete and correct copies of such policies and binders. (a) All such policies or binders are in full force and effect and no premiums due and payable thereon are delinquent, (b) there are no pending material claims against such insurance policies or binders by the Company or any Subsidiary as to which the insurers have denied Liability, (c) the Company and its Subsidiaries have complied in all material respects with the provisions of such policies and (d) there exist no material claims under such insurance policies or binders that have not been properly and timely submitted by the Company or any Subsidiary to its insurers. The insurance coverage provided by such policies or insurance will not terminate or lapse by reason of the transactions contemplated by this Agreement and, following the Closing Date, the Company and its Subsidiaries will continue to be covered under such policies for events occurring prior to the Closing Date. No such policy provides for or is subject to any currently enforceable retroactive rate or premium adjustment or loss sharing arrangement arising wholly or partially out of events arising prior to the date of the Initial Merger Agreement. Section 3.15 of the Company Disclosure Letter sets forth a list of all claims (other than insurance claims made by or for the benefit of employees) in excess of $25,000 individually submitted to insurers during the past 18-month period ending September 30, 2005.

        Section 3.16    Employee Benefit Plans.

           Section 3.16.1     Section 3.16.1 of the Company Disclosure Letter hereto contains a true, complete and correct list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare plan," fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension plan," fund or program (within the meaning of Section 3(2) of ERISA); each employment, "change in control", termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is, or was within the past six years, sponsored, maintained or contributed to or required to be contributed to by the Company or by any trade or business, whether or not incorporated (an "ERISA Affiliate"), that together with the Company would be deemed a "single employer" within the meaning of Section 414(b), (c), (m) or (o) of the Code, or to which the Company or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former employee, officer, director or consultant of the Company or any Subsidiary (the "Employee Plans"). Neither the Company nor any Subsidiary or ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional material employee benefit plan or modify or change, in any material way, any existing Employee Plan that would affect any current or former employee, officer, director or consultant of the Company or any Subsidiary and no condition exists which would prevent the Company or a Subsidiary from terminating any Employee Plan (other than an Employee Plan required to be maintained under applicable Law) without Liability to the Company or a Subsidiary (other than for benefits accrued at the time of such termination), except to the extent limited by Law.

          Section 3.16.2     With respect to each Employee Plan, the Company has heretofore provided to the Parent a current, true, complete and correct copy (or, to the extent no such copy exists, an accurate written description) thereof (including any amendments thereto) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination opinion or letter and any pending request for such determination letter; (iii) any summary plan descriptions or other reports and summaries required under ERISA or the Code; (iv) any material written communication (or a description of any material oral communications) to participants concerning the Employee Plans; (v) for the two most recent years for which such documents are available, the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and any attorney's response to any auditor's request for information; and (vi) copies of all material documents and correspondence relating to any Employee Plan received from or provided to the IRS; (vii) the most recent annual 401(k) and 401(m) nondiscrimination tests performed under the Code; (vii) all summaries furnished employees, officers and directors of the Company and its Subsidiaries of all incentive compensation, other plans and fringe benefits for which a summary plan description is not required. Each Employee Plan intended to be "qualified" within the meaning of Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has been determined to be "qualified" by the Internal Revenue Service and has received a favorable determination letter or opinion letters, as applicable, as to its tax qualified status and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code and no event has occurred or circumstance exists that would reasonably be expected to affect such qualified status. No Employee Plan is a voluntary employees' beneficiary association under Section 501(c)(9) of the Code.

          Section 3.16.3     Neither the Company nor any ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has at any time within the last six years sponsored, maintained, contributed to or had an obligation to contribute to, any "multiemployer plan," as such term is defined in Section 3(37) or Section 4001(a)(3) of ERISA or comparable provisions of any other applicable Law or any pension plan (as defined in Section 3(2) of ERISA) subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

          Section 3.16.4     Each Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including, but not limited to, ERISA and the Code, and all contributions required to be made under the terms of any of the Employee Plans as of the date of the Initial Merger Agreement have been timely made or, if not yet due, have been properly reflected on the Financial Statements except for any failure to do so which would not result in any material Liability to the Company or an ERISA Affiliate.

           Section 3.16.5     No Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of the Company or any Subsidiary for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable statute.

          Section 3.16.6     The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (a) entitle any current or former employee, director, officer or consultant of the Company or any Subsidiary to severance pay, unemployment compensation, loan forgiveness or any other payment, (b) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, director, officer or consultant, including under Employee Plan or (c) prevent the Company or any Subsidiary from amending or terminating any Employee Plan.

          Section 3.16.7     There are no pending or, to the Knowledge of the Company, threatened or anticipated claims by or on behalf of any Employee Plan or against any ERISA Affiliate, by any employee or beneficiary covered under any such Employee Plan with respect to such plan, or otherwise involving any such Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine claims for benefits).

          Section 3.16.8     Each Employee Plan that is subject to Section 409A of the Code has been administered, in all material respects, in good faith compliance with Section 409A of the Code and Internal Revenue Service Notice 2005-1.

          Section 3.16.9     Neither the Company nor any of its Subsidiaries sponsors, contributes to or has any liability with respect to any employee benefit plan, program or arrangement that provides or provided benefits to employees who perform or performed services for the Company or any of its Subsidiaries outside of the United States.

          Section 3.16.10     There is no stock bonus, pension, profit sharing, annuity or deferred compensation agreement, contract, plan or arrangement to which the Company or any of its Subsidiaries is a party that may result, separately or in the aggregate, in the payment of any amount by the Company or its Subsidiaries that is not deductible under Section 404 of the Code. There is no agreement, contract, plan or arrangement to which the Company or any of its Subsidiaries is a party or that may be an "excess parachute payment" within the meaning of Section 280G of the Code and no action by the Company or any Subsidiary, whether pursuant to this Agreement or otherwise shall result in the making of any such payment.

        Section 3.17    Employees

           Section 3.17.1     There is no, nor has there been at any time during the last five (5) years:

            (a)   collective bargaining agreement or any other agreement, whether in writing or otherwise, with any labor organization, union, group or association applicable to the employees of the Company or any of its Subsidiaries;

            (b)   unfair labor practice complaint pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries before the National Labor Relations Board or any other federal, state local or foreign agency;

            (c)   pending or, to the Knowledge of the Company, threatened or affecting the Company or its Subsidiaries, strike, slow-down, work stoppage, lockout or other collective labor Action or dispute by or with respect to any employees of the Company or any Subsidiary; or

            (d)   pending or, to the Knowledge of the Company, threatened representation question or union or labor organizing activities with respect to employees of the Company or any

    Subsidiary nor is the Company or its Subsidiaries subject to any legal duty to bargain with any labor organization on behalf of any employee of the Company or any Subsidiary.

          Section 3.17.2     During the past three years, neither the Company nor any of its Subsidiaries have effectuated (i) a "plant closing" (as defined in the Worker Adjustment and Retraining Notification Act, the "WARN Act") affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or its Subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of the Company or its Subsidiaries; nor has the Company or its Subsidiaries engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The employees of the Company or its Subsidiaries have not suffered an "employment loss" (as defined in the WARN Act) since three months prior to, and including the date of the Initial Merger Agreement.

          Section 3.17.3     The Company and its Subsidiaries do not, formally or informally, have a custom or practice of paying ex-gratia severance payments to employees.

          Section 3.17.4     Each of the Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, payment and termination of labor, fair employment practices, terms and conditions of employment, workers' compensation, nondiscrimination, immigration, benefits, collective bargaining, occupational safety, plant closings, wages and hours and the payment of social security and similar taxes. To the Company's Knowledge, no present or former employee, director, consultant or officer of the Company or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by the Company or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

          Section 3.17.5     The Company has identified in Section 3.17 of the Company Disclosure Letter and has made available to Parent true and complete copies of (a) all agreements (including amendments thereto) with directors, officers or employees of or consultants to the Company or any of its Subsidiaries committing the Company or any of its Subsidiaries to make severance payments in the event of termination or additional bonus payments upon the completion of the Merger and (b) all written severance programs and policies of the Company and each of its Subsidiaries with or relating to its employees.

        Section 3.18    Personal Property; Assets.     Section 3.18 of the Company Disclosure Letter sets forth a true, complete and correct list of all equipment and fixtures having a book value in excess of $25,000 (a) purchased by the Company and its Subsidiaries since the Balance Sheet Date, or (b) owned by third Persons, including any customers of the Company and its Subsidiaries, and used by the Company and its Subsidiaries in their business other than pursuant to Personal Property Leases. The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in or right to use by license or otherwise, the properties and assets used by it on or immediately prior to the date of the Initial Merger Agreement (collectively, the "Assets"), free and clear of all Liens, except for Permitted Liens. The Assets include or will include as of the Closing Date, without limitation, all personal property, both tangible and intangible (including all Company Owned Intellectual Property and all Intellectual Property used by the Company and its Subsidiaries pursuant to License Agreements), necessary to conduct the business of the Company and its Subsidiaries in all material respects as it is now being conducted.

        Section 3.19    Environmental Matters.

           Section 3.19.1     The Company and its Subsidiaries are, and at all times have been, in material compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof). Neither the Company nor its Subsidiaries has received any written communication alleging that the Company or its Subsidiaries is not in such material compliance, and there are no past or present Actions, activities, circumstances conditions, events or incidents that may prevent or interfere with such material compliance in the future. All material permits and other governmental authorizations currently held by the Company and its Subsidiaries pursuant to applicable Environmental Laws are identified in Section 3.19.1 of the Company Disclosure Letter.

          Section 3.19.2     There is no material Environmental Claim pending or, to the Knowledge of the Company, threatened against the Company or its Subsidiaries or, to the Knowledge of the Company, against any Person whose Liability for any Environmental Claim the Company or its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

          Section 3.19.3     There are no past or present Actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, threatened Release or presence of any Hazardous Material that reasonably would be expected to form the basis of a material Environmental Claim against the Company, or to the Knowledge of the Company, against any Person whose Liability for any Environmental Claim the Company has or may have retained or assumed either contractually or by operation of Law.

        Section 3.20    Fees.     There is no investment banker, broker, finder, intermediary or other Person (other than lawyers and accountants) entitled to any brokerage, finder's or any other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Subsidiaries.

        Section 3.21    Related-Party Transactions.     Other than advances to employees in the ordinary course for travel and similar reimbursable expenses consistent with Company policy, no Key Employee, officer or Director of the Company or any Subsidiary of the Company or member of his or her immediate family is currently indebted to the Company or any Subsidiary of the Company. To the Knowledge of the Company, as of the date of the Initial Merger Agreement none of such Persons has any direct or indirect ownership interest in any firm or corporation with which the Company or any Subsidiary of the Company is affiliated or with which the Company or any Subsidiary of the Company has a business relationship, or any firm or corporation that competes with the Company or any Subsidiary of the Company. No Key Employee, officer or Director of the Company or any Subsidiary and no member of the immediate family of any Key Employee, officer or Director of the Company or any Subsidiary of the Company is directly or indirectly interested in any Material Contract with the Company or any Subsidiary of the Company or has or claims to have any interest in the Intellectual Property of the Company and its Subsidiaries.

        Section 3.22    Acquisitions.     Section 3.22 of the Company Disclosure Letter sets forth each acquisition, by means of asset purchase, merger, consolidation or other similar transaction, of a Person or business by any of the Company or its Subsidiaries (each, an "Acquisition") since January 1, 2002.

        Section 3.23    Proxy Statement and Registration Statement.     The Proxy Statement and Registration Statement, and any amendments or supplements thereto, will not, at (a) the time the Registration Statement is declared effective, (b) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of the Parent, (c) the time of the Parent Stockholders' Meeting, and (d) the Effective Time, contain any untrue statement of a material fact based upon information furnished to the Parent by the Company or omit to state any material fact regarding the Company required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading due to the Company's failure to disclose such material fact to Parent.

        Section 3.24    Tax Treatment.     None of the Company nor any of its Subsidiaries has taken or agreed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Neither the Company, nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        Section 3.25    Vote Required.     The Company Stockholder Approval is the only vote of the holders of any class or series of capital stock or other equity interests of the Company necessary to approve the Merger.

        Section 3.26    Opinion of Financial Advisor.     The Company has received the opinion of Revolution Partners, dated December 14, 2007, to the effect that, as of such date, the Merger Consideration is fair from a financial point of view to the stockholders of the Company.

        Section 3.27    Disclosure.     No representation or warranty by the Company contained in this Agreement, and no statement of the Company contained in the Company Disclosure Letter or any other document, certificate or other instrument delivered or to be delivered by or on behalf of the Company hereunder, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein, not misleading.

        Section 3.28    Reserved

        Section 3.29    Releases.     The Company has received the Company Releases and has provided executed copies thereof to Parent. The Company Releases are in full force and effect and are legal, valid, binding and enforceable by the Company and, as of and after the Effective Time, by Parent, against the signatories thereof.

Article 4.
Representations and Warranties of Parent and Merger Sub

        Parent and Merger Sub hereby jointly and severally represent and warrant to the Company that, except as set forth in the Disclosure Letter furnished by Parent to the Company simultaneously with the execution hereof (the "Parent Disclosure Letter"), the statements contained in this Article 4 are true, complete and correct as of the date of the Initial Merger Agreement, except to the extent such representations and warranties are specifically made as of a particular date (in which case such representations and warranties are true, complete and correct as of such date).

        Section 4.1    Organization and Good Standing.     Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to own, operate and lease its properties and assets and to conduct its business as it is now being conducted. Each of Parent and Merger Sub is duly qualified or licensed to do business as a corporation, and is in good standing as a corporation, in every jurisdiction in which its ownership of property or the character of its business requires such qualification, except for those jurisdictions in which the failure to be so qualified or in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have, a Parent Material Adverse Effect. Section 4.1 of the Parent Disclosure Letter sets forth a true, complete and correct list of all foreign jurisdictions in which each of Parent and Merger Sub is so qualified or licensed and in good standing.

        As used herein, the term "Parent Material Adverse Effect" shall mean: (a) any event, circumstance or occurrence that has resulted in, or would reasonably be expected to result in, a material adverse effect on the business, results of operations, tangible assets, and financial condition of Parent and its Subsidiaries, taken as a whole; or (b) any event, circumstance or occurrence that prevents or materially delays, or would reasonably be expected to prevent or materially delay, the ability of Parent to consummate the Merger; provided, however, that in no event shall any of the following be a Parent Material Adverse Effect, or be taken into account in the determination of whether a Parent Material Adverse Effect has occurred: (A) any change resulting from conditions affecting any of the industries in which Parent operates or from changes in general business or economic conditions; (B) any change resulting from the announcement or pendency of the transactions contemplated by this Agreement; (C) any change resulting from the compliance by Parent with the terms of, or the taking of any action by Parent contemplated or permitted by, this Agreement; or (D) the receipt by Parent of notice of cancellation or non-renewal from any Parent customer except to the extent that such customer accounted for more than the Trigger Amount of Parent revenues for the twelve months ended September 30, 2005 (in each case determined in accordance with GAAP, except that no Parent customer shall be deemed to have cancelled or not renewed if such customer's business is placed with the Company). The "Trigger Amount" shall equal the sum of $7 million plus (y) a mutually agreed upon reasonable estimate of the annual revenues expected to be generated under any new Parent customer accounts won after September 30, 2005 and (z) a mutually agreed upon reasonable estimate of the annual revenues expected to be generated as the result of any expansions under Parent customer accounts existing as of September 30, 2005.

        Section 4.2    Certificate of Incorporation and By-laws; Corporate Books and Records.     The copies of Parent's Restated Certificate of Incorporation, as amended (the "Parent Certificate") and Restated By-laws, as amended (the "Parent By-laws") that are listed as exhibits to Parent's Form 10-K for the year ended December 31, 2004 are complete and correct copies thereof as in effect on the date of the Initial Merger Agreement, and as of the date of the Initial Merger Agreement, there has been no amendment thereto since such date. Parent is not in violation of any of the provisions of the Parent Certificate or Parent By-laws. The certificate of incorporation and by-laws of Merger Sub are in full force and effect. Merger Sub is not in violation of any material provision of its certificate of incorporation or by-laws.

        Section 4.3    Corporate Power and Authority.     Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is party. Subject to obtaining the Parent Stockholder Approval, the execution and delivery of this Agreement and each Ancillary Agreement to which it is a party by each of Parent and Merger Sub, the performance of its respective obligations hereunder and thereunder and the consummation by Parent and Merger Sub, as applicable, of the transactions contemplated hereby and thereby have been duly and validly authorized by all necessary corporate action (including approval by Parent as sole stockholder of Merger Sub), and no other corporate proceedings on the part of Parent and Merger Sub and no other stockholder votes are necessary to authorize this Agreement or any such Ancillary Agreement or to consummate the transactions contemplated hereby or thereby. This Agreement has been duly executed and delivered by Parent and Merger Sub and constitutes, and each Ancillary Agreement to which Parent or Merger Sub is a party when executed will constitute, the legal, valid and binding obligations of Parent and Merger Sub, as applicable, enforceable against it in accordance with their terms, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity. The Parent Board has unanimously approved this Agreement and each Ancillary Agreement to which Parent is a party, declared advisable the transactions contemplated hereby and thereby and has directed that the Parent Stockholder Meeting be called to obtain the Parent Stockholder Approval.

        Section 4.4    Capitalization.     The authorized capital stock of Parent consists of 200,000,000 shares of Parent Common Stock and 15,000,000 shares of Parent Preferred Stock. As of (a) November 30, 2005, 74,219,397 shares of Parent Common Stock (other than treasury shares) were issued and outstanding, all of which shares of Parent Common Stock were, and all shares of Parent Common Stock issued and outstanding as of the date of the Initial Merger Agreement are, duly authorized, validly issued and fully paid, nonassessable and free of preemptive rights, and have been issued in compliance with applicable Laws and all requirements set forth in contracts, (b) as of the date of the Initial Merger Agreement, no shares of Parent Common Stock were held in the treasury of Parent or any of its Subsidiaries, (c) as of the date of the Initial Merger Agreement, 3,261,001 shares of Parent Common Stock were issuable (and such number was reserved for issuance) upon exercise of options to purchase Parent Common Stock ("Parent Options") outstanding, and (d) as of the date of the Initial Merger Agreement, no shares of Parent Preferred Stock were issued and outstanding. As of the date of the Initial Merger Agreement, except for (i) Parent Options to purchase not more than 3,261,001 shares of Parent Common Stock pursuant to Parent Stock Option Plans outstanding and unexercised, and (ii) warrants to purchase 7,075,808 shares of Parent Common Stock, there were no options, warrants or other rights to purchase capital stock of Parent, or securities convertible into or exchangeable for such capital stock or obligating Parent to issue or sell any shares of capital stock, or securities convertible into or exchangeable for such capital stock of Parent. There are no Parent Options other than those issued pursuant to Parent Stock Option Plans. True, correct, and complete copies of the plans pursuant to which Parent Options, shares of Parent Restricted Stock and warrants to purchase shares of capital stock of Parent have been issued have been provided or made available to the Company. The shares of Parent Common Stock to be issued in connection with the Merger, when issued as contemplated herein, will be duly authorized, validly issued, fully paid and nonassessable and will not be issued in violation of any applicable Laws or requirements set forth in applicable contracts.

        Section 4.5    Subsidiaries.

           Section 4.5.1     Section 4.5.1 of the Parent Disclosure Letter sets forth a true, complete and correct list of all of Parent's Subsidiaries. Each Subsidiary of Parent is (a) duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and is qualified to do business as a foreign entity in each jurisdiction in which qualification is required, except where failure to so qualify would not have a Parent Material Adverse Effect, and (b) has the requisite corporate power and authority to own, operate and lease its property and assets and conduct its business as it is now being conducted. With respect to each Subsidiary of Parent, (i) Parent owns 100% of the Subsidiary's capital stock free and clear of any Lien with respect thereto, (ii) all the issued and outstanding shares of such Subsidiary's capital stock have been duly authorized and validly issued, are fully paid and nonassessable, have been issued in compliance with applicable federal and state securities laws, and were not issued in violation of or subject to any preemptive rights or other rights to subscribe for or purchase securities, and (iii) there are no outstanding options to purchase, or any preemptive rights or other rights to subscribe for or to purchase, any securities or obligations convertible into, or any contracts or commitments to issue or sell, shares of any such Subsidiary's capital stock.

          Section 4.5.2     Parent does not hold or own, directly or indirectly, any securities, equity interests or rights in any other corporation, partnership, joint venture or other Person, and there are no outstanding contractual obligations of Parent or any Subsidiary of Parent to make any investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or other Person.

        Section 4.6    No Conflict; Required Filings and Consents.

           Section 4.6.1     Neither the execution and delivery of this Agreement and each Ancillary Agreement to which Parent or Merger Sub is a party, the performance thereof by Parent and Merger Sub, nor the consummation by Parent and Merger Sub of the transactions contemplated hereby and thereby will (a) assuming receipt of the Parent Stockholder Approval, contravene any provision of the Certificate of Incorporation or By-laws of Parent or Merger Sub, (b) assuming compliance with the matters referred to in Section 4.6.2, violate any Law or judgment applicable to

  Parent or Merger Sub or any other Subsidiary of Parent or by which any property or asset of Parent, Merger Sub or any of Parent's Subsidiaries is bound or affected, (c) result in the creation or imposition of any Lien (other than Permitted Liens) on any of the property held by Parent or any of its Subsidiaries, or (d) assuming compliance with the matters referred to in Section 4.6.2, require any consent or other action by any Person under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, change of control rights, cancellation, modification, enhancement of rights of third parties, revocation of grant of rights or assets, placement into or release from escrow of any assets of Parent or any of its Subsidiaries or acceleration of any right or obligation of Parent or any of its Subsidiaries or a loss of any benefit to which Parent or any of its Subsidiaries is entitled under any note, bond, mortgage, indenture, deed of trust, license, contract, lease, permit, franchise or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which Parent any of its Subsidiaries or their respective properties or assets are bound or affected (including under any outstanding debt), except for as would not, individually or in the aggregate, be reasonably expected to have a Parent Material Adverse Effect or any notice or other action the absence of which, individually or in the aggregate, would not be reasonably expected to have a Parent Material Adverse Effect.

          Section 4.6.2     No consent, waiver, approval, order, authorization or declaration of, filing or registration with, or notice to, any Governmental Authority or other Person is required to be made, obtained or given by or with respect to Parent or Merger Sub in connection with the execution and delivery by Parent or Merger Sub, and, after the Parent Stockholder Approval has been obtained, the performance by Parent or Merger Sub of their respective obligations hereunder or the consummation by Parent or Merger Sub of the transactions contemplated hereby, except for (a) such consents, waivers, approvals, orders, authorizations, declarations, filings, registrations and notices, which if not obtained or made would not have a Parent Material Adverse Effect, (b) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (c) the Parent Stockholder Approval, (d) as is required under the Exchange Act, the Securities Act, any applicable Blue Sky Laws, the rules and regulations of NASDAQ, and (e) the consent of JPMorgan Chase Bank N.A., Parent's senior lender.

        Section 4.7    SEC Filings; Financial Statements.

           Section 4.7.1     Parent has timely filed all registration statements, prospectuses, forms, reports and documents required to be filed by it under the Securities Act or the Exchange Act, as the case may be, during the past three years (collectively, the "Parent SEC Filings"). Each Parent SEC Filing (a) as of its date complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and (b) did not, at the time they were filed, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

          Section 4.7.2     Each of the consolidated financial statements (including, in each case, any notes thereto) contained in the Parent SEC Filings was prepared in accordance with GAAP applied (except as may be indicated in the notes thereto and, in the case of unaudited quarterly financial statements, as permitted by Form 10-Q under the Exchange Act) on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), and each presented fairly the consolidated financial position of Parent as of the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited statements, to normal and recurring year-end adjustments, which will not be material). The books and records of Parent have been, and are being, maintained in accordance with applicable legal and accounting requirements.

          Section 4.7.3     The Interim Unaudited Financial Information and the Annual Audited Financial Information delivered to the Company after the date of the Initial Merger Agreement pursuant to Section 5.19 will be prepared from, and in accordance with, the information contained in the books and records of Parent, which have been regularly kept and maintained in accordance with Parent's normal and customary practices and applicable accounting practices and will fairly present, in all material respects, the consolidated financial condition of Parent as of the dates thereof and results of operations and cash flows for the periods referred to therein, and will be prepared in accordance with GAAP, consistently applied throughout the periods indicated, except that the Monthly Unaudited Financial Information is subject to normal year-end adjustment (which will not be material) and will not include notes as required by GAAP.

          Section 4.7.4     Since the Parent's quarterly report on Form 10-Q for the quarter ended September 30, 2005, neither Parent nor any of its Subsidiaries has incurred any material Liabilities or obligations (whether direct, indirect, accrued or contingent), except for Liabilities or obligations (a) incurred in the ordinary course of business and consistent with past practice, or (b) shown, accrued or reserved against in the Parent SEC Filings.

          Section 4.7.5     Parent is in compliance with Rule 13a-15 under the Exchange Act.

        Section 4.8    Leases of Personal and Real Property; Owned Real Property; Scheduled Contracts; No Default.

           Section 4.8.1     Section 4.8 of the Parent Disclosure Letter sets forth a true, complete and correct list of each lease, sublease, license and other agreement, including all amendments, modifications or supplements with respect thereto, of personal property and equipment to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries or their respective properties or assets are bound that (a) provides for payments in excess of $140,000 per annum or (ii) provides for payments in excess of $100,000 per annum and has a term remaining after the date of the Initial Merger Agreement in excess of three years that may not be terminated by Parent or any of its Subsidiaries within 90 days after notice thereof (collectively, the "Parent Personal Property Leases"). Parent has delivered to the Company a true, complete and correct copy of each of the Parent Personal Property Leases.

          Section 4.8.2     Section 4.8 of the Parent Disclosure Letter sets forth a true, complete and correct list of all leases, subleases, licenses and other agreements, including all amendments, modifications or supplements with respect thereto (collectively, the "Parent Real Property Leases"), under which Parent or any Subsidiary uses or occupies or has the right to use or occupy any real property that (a) provides for payments in excess of $140,000 per annum or (b) provides for payments in excess of $100,000 per annum and has a term remaining after the date of the Initial Merger Agreement in excess of one year and that may not be terminated by Parent or any of its Subsidiaries within 90 days after notice thereof (the land, buildings and other improvements covered by the Parent Real Property Leases and any other rights of the tenant thereunder being herein called the "Parent Leased Real Property"), including the address of the premises demised under each Parent Real Property Lease, the landlord, rent and use thereof. Neither Parent nor any Subsidiary has subleased any of the Parent Leased Real Property or given any third party any license or other right to occupy any portion of the Parent Leased Real Property. Neither the operations of Parent and its Subsidiaries on the Parent Leased Real Property nor, to the Knowledge of Parent, such Parent Leased Real Property, including the improvements thereon, violate in any material respect any applicable building code, zoning requirement, or classification or statute relating to the particular property or such operations. Parent has delivered to the Company a true, complete and correct copy of each of the Parent Real Property Leases, and (i) neither Parent nor any Subsidiary has waived any term or condition thereof, and all material covenants to be performed by Parent or any Subsidiary thereunder prior to the Closing Date, or, to the Knowledge of Parent, any other party to any Parent Real Property Lease, have been performed in all material respects, (ii) Parent and any Subsidiary are current (and not late) with respect to all rental payments due under any Parent Real Property Lease, (iii) no security deposit or portion thereof deposited with respect to any Parent Real Property Lease has been applied in respect of a breach or default under any Parent Real Property Lease which has not been redeposited in full and (iv) Parent and any Subsidiary have not collaterally assigned or granted any security interest in any Parent Real Property Lease or any interest therein.

          Section 4.8.3     Neither Parent nor any Subsidiary (a) currently owns or ground leases any real property or (b) has ever owned or ground leased any real property.

          Section 4.8.4     Section 4.8 of the Parent Disclosure Letter sets forth a true, complete and correct list of all agreements to which Parent or any of its Subsidiaries is a party or by which Parent or any of its Subsidiaries or any of their respective properties or assets are bound, of the following types: (a) any contract involving an investment by Parent or any of its Subsidiaries in any partnership, limited liability company or joint venture; (b) any contract of Parent or any of its Subsidiaries which involves a financing arrangement in excess of $140,000, other than purchase orders entered into in the ordinary course of business which contain customary terms and conditions; (c) employment agreements with any Key Employee; (d) loan agreements, notes, mortgages, indentures, security agreements and other agreements and instruments relating to the borrowing of money in excess of $140,000; (e) agreements with any Affiliate of Parent or its Subsidiaries; (f) any contract that places any material non-competition, exclusivity or similar restriction relating to the geographical area of operations or scope or type of business of Parent or any of its Subsidiaries or any of their respective Affiliates; (g) any contract relating to any acquisition or disposition of any capital stock or equity interest of Parent or any of its Subsidiaries; (h) contracts that require stated payments in excess of $70,000 per annum; (i) contracts which as of the date of the Initial Merger Agreement, would constitute "material contracts" as such term is defined in Item 601(b)(10) of Regulation S-K under the Securities Act; and (j) contracts that would prohibit or materially delay the consummation of the Merger or any of the transactions contemplated by this Agreement or any Ancillary Agreement to which Parent is a party (such contracts described in (a)-(j) above, the "Scheduled Contracts"). Parent has delivered to the Company a true, complete and correct copy of each of the Scheduled Contracts.

          Section 4.8.5     Each Scheduled Contract is in full force and effect and is legal, valid, binding and enforceable against Parent or any of its Subsidiaries party thereto, except as the same may be limited by bankruptcy, insolvency, reorganization, moratorium or similar Laws now or hereafter in effect relating to creditors' rights generally and subject to general principles of equity. Neither Parent or any of its Subsidiaries nor, to the Knowledge of Parent, any other party to any Scheduled Contract is in material violation or default under any such agreement and, to the Knowledge of Parent, no condition exists that with the passage of time or the giving of notice would cause such a violation of or default under any Scheduled Contract.

        Section 4.9    Ordinary Course Operations.     Except as set forth in the Parent SEC Filings filed through the date of the Initial Merger Agreement, since December 31, 2004, Parent has conducted its business in the ordinary course, consistent with past practice, and Parent has not taken any of the actions set forth in subparagraphs (a) through (v) of Section 5.2 except as permitted pursuant to Section 5.2.

        Section 4.10    Litigation.     Except with respect to matters relating to routine employment or the provision of goods and services in the ordinary course of business where the amounts at issue do not exceed $50,000 individually, (a) there is no Action pending or, to the Knowledge of Parent, threatened in writing against Parent, any of its Subsidiaries, or their respective properties (tangible or intangible) or their respective Directors or corporate officers in their respective capacities as such or for which Parent or any Subsidiary is obligated to indemnify a third party, (b) there is no investigation or other proceeding pending or, to the Knowledge of Parent, threatened in writing, against Parent, its Subsidiaries, their properties (tangible or intangible) or their officers or Directors in their respective capacities as such or for which Parent or any Subsidiary is obligated to indemnify a third party, and

(c) no Governmental Authority has provided Parent with written notice challenging or questioning in any material respect the legal right of Parent or any Subsidiary to conduct its operations as conducted at that time or as presently conducted. Neither Parent nor any of its Subsidiaries is subject to (i) any outstanding judgment, order, arbitration ruling or other finding or decree of any Governmental Authority (or arbitral body) or (ii) any settlement or similar agreement or written arrangement with ongoing obligations relating to a dispute with any third party, in each case other than matters relating to routine employment and the provisions of goods and services in the ordinary course of business where the amounts at issue do not exceed $100,000 individually or $1,000,000 in the aggregate.

        Section 4.11    Compliance with Laws; Permits.

           Section 4.11.1     Parent and each of its Subsidiaries is, and since January 1, 2002 has been, in compliance in all material respects with all Laws (other than Environmental Laws, which are addressed under Section 4.22) applicable thereto, including those applicable by virtue of a contractual relationship with a third party. Neither Parent nor its Subsidiaries is in material violation of or in default under, and to the Knowledge of Parent, no event has occurred which, with the lapse of time or the giving of notice or both, would result in the material violation of or default under, the terms of any judgment, order, settlement or decree of any Governmental Authority.

          Section 4.11.2     Each of Parent and each Subsidiary is in possession of all material authorizations, licenses, permits, certificates, approvals and clearances of any Governmental Authority (other than Parent Permits required under Environmental Laws, which are addressed under Section 4.22) necessary for Parent and each Subsidiary to own, lease and operate its properties or to carry on its respective businesses substantially as it is being conducted as of the date of the Initial Merger Agreement (the "Parent Permits"), and to the Knowledge of Parent, all such Parent Permits are valid and in full force and effect.

        Section 4.12    Disclosure Documents.     The Proxy Statement, the Registration Statement, and any Other Filings, and any amendments or supplements thereto, do not, and will not, at (a) the time the Registration Statement is declared effective, (b) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (c) the time of the Parent Stockholders' Meeting and (d) the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The representations and warranties contained in this Section 4.10 will not apply to statements or omissions included in the Proxy Statement or the Registration Statement, or any Other Filings based upon information furnished in writing to the Parent or Merger Sub by the Company specifically for use therein.

        Section 4.13    Intellectual Property Matters.

           Section 4.13.1     Section 4.13 of the Parent Disclosure Letter sets forth, for all of the following included in (or in the case of Software, covered by) the Parent Owned Intellectual Property, a true, complete and correct list of all United States, state, foreign and international: (i) Patents (including, without limitation, Patent applications) and any material invention disclosures for patent applications to be filed or under consideration for filing; (ii) Trademark registrations, applications and material unregistered or common law Trademarks; (iii) Copyright registrations, applications and material unregistered copyrights; and (iv) material Software. In addition, Section 4.12 of the Parent Disclosure Letter sets forth, where applicable, (a) the jurisdiction in which each item of such Intellectual Property has been registered or issued or in which an application for registration or issuance has been filed; (b) the named owner of such Intellectual Property (if other than Parent); and (c) the registrar or equivalent party with whom such Intellectual Property is registered or by whom it was issued.

           Section 4.13.2     Section 4.13 of the Parent Disclosure Letter sets forth a true, complete and correct list of all License Agreements that are reasonably necessary for the conduct of the Parent's business as it is currently conducted. Parent and its Subsidiaries are in material compliance with and have not materially breached any term of any such License Agreements. To the Knowledge of Parent, all third Persons that are parties to such License Agreements are in material compliance with and have not materially breached any material term of any such License Agreements. To the Knowledge of Parent, there are no disputes regarding the scope of such License Agreements, performance under such License Agreements, or with respect to payments under such License Agreements. To the Knowledge of Parent, no third Person has possession of the Software that is reasonably necessary for the conduct of the Parent's business as it is currently conducted without a License Agreement. The Merger will not result in the termination or breach of any of such License Agreements or any material loss or change in the rights or obligations of Parent, its Subsidiaries or any third Person that is a party to such License Agreements.

          Section 4.13.3     The Parent Owned Intellectual Property has been duly maintained, is valid and subsisting, in full force and effect, has not been cancelled or abandoned, and has not expired. Parent has not granted to any third Person any exclusive right with respect to any of the Parent Owned Intellectual Property.

          Section 4.13.4     There is no pending or threatened claim against Parent or any Subsidiary (i) alleging that Parent, any Subsidiary, or Technology, infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third Person, or (ii) challenging the Parent's rights relating to the Parent Owned Intellectual Property and, to the Knowledge of Parent, there is no reasonable basis for a claim regarding any of the foregoing.

          Section 4.13.5     Neither Parent nor any Subsidiary has brought or threatened a claim against any Person (i) alleging infringement, misappropriation, dilution or any other violation of the Parent Owned Intellectual Property that is the subject of any License Agreement, or (ii) challenging any Person's ownership or use of, or the validity, enforceability or registrability of the Parent Owned Intellectual Property and, to the Knowledge of Parent, there is no reasonable basis for a claim regarding any of the foregoing.

          Section 4.13.6     Parent and all Subsidiaries have taken all reasonable and necessary measures to protect the Parent Owned Intellectual Property and their rights therein. Such measures include but are not limited to, requiring its employees and third Persons having access to Trade Secrets included in such Parent Owned Intellectual Property to execute written agreements containing obligations of non-disclosure with respect to such Trade Secrets. To the Knowledge of Parent, none of Parent's or any Subsidiaries' rights in any Parent Owned Intellectual Property has been lost or is in jeopardy of being lost through failure to act by Parent or any of its Subsidiaries except where Parent has made a reasonable business judgment not to protect such Intellectual Property.

          Section 4.13.7     All Software that is reasonably necessary for the conduct of the Parent's business as it is currently conducted was developed by either (i) employees of Parent within the scope of their employment or under obligation to assign all of their rights to Parent pursuant to a written agreement, or (ii) agents, consultants, or independent contractors who have assigned or are obligated to assign all of their rights in such Software to Parent pursuant to a written agreement. Without limiting the foregoing, all former and current employees, agents, consultants and independent contractors of Parent or any of its Subsidiaries who were or are members of management or who have contributed or participated in the conception or development of Parent Owned Intellectual Property or Technology that is reasonably necessary for the conduct of the Parent's business as it is currently conducted, or are or will be contributing to or participating in such conception or development, have assigned or otherwise transferred, or are obligated to assign or otherwise transfer pursuant to a written agreement, to Parent all of their rights in any Parent Owned Intellectual Property or such Technology.

           Section 4.13.8     No Software or other material that is distributed as "free software," "open source software," or under a similar licensing or distribution model is incorporated into, combined with, or distributed in conjunction with any product of Parent or any of its Subsidiaries ("Incorporated Open Source Materials"). None of the Incorporated Open Source Materials are licensed under terms that create, or purport to create, obligations for Parent or any of its Subsidiaries with respect to Parent Owned Intellectual Property or its or their Technology that is reasonably necessary for the conduct of the Parent's business as it is currently conducted or that grant, or purport to grant, to any third Person, any rights to such Intellectual Property or Technology or any immunities under such Intellectual Property (including but not limited to using any Incorporated Open Source Materials that require, as a condition of use, modification and/or distribution, that other Software incorporated into, derived from or distributed with such Incorporated Open Source Materials be (i) disclosed or distributed in source code form, (ii) disclosed for the purpose of making derivative works, or (iii) redistributable at no charge).

          Section 4.13.9     No government funding, facilities of a university, college or other educational institution or research center was used in the development of any Parent Owned Intellectual Property or Technology that is reasonably necessary for the conduct of the Parent's business as it is currently conducted.

        Section 4.14    Tax Treatment     None of Parent or any Subsidiary of Parent has taken or has agreed to take any action that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code. Neither Parent nor any of its Subsidiaries is aware of any fact, agreement, plan or other circumstance that is reasonably likely to prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code.

        Section 4.15    Taxes.

           Section 4.15.1     Parent and its Subsidiaries have duly and timely filed (or there has been filed on their behalf) with the appropriate Governmental Authorities all Tax Returns (including all relevant elections associated with those Tax Returns) required to be filed by them or with respect to their income, properties or operations, and all such Tax Returns are true, complete and correct in all material respects. All Taxes of Parent and its Subsidiaries whether or not shown to be due on such Tax Returns have been timely paid in full.

          Section 4.15.2     Parent and its Subsidiaries have each, in accordance with all applicable Laws, withheld and timely paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Person.

          Section 4.15.3     There are no Liens for Taxes upon the assets or properties of Parent or any of its Subsidiaries except for (a) statutory Liens for current Taxes not yet due and (b) Liens for Taxes being contested in good faith (to the extent that such Liens are set forth on Section 4.15.3 of the Parent Disclosure Letter).

          Section 4.15.4     Neither Parent nor any of its Subsidiaries has requested any extension of time within which to file any Tax Return in respect of any taxable year which has not since been filed, and no outstanding waivers or comparable consents regarding the application of the statute of limitations with respect to any Taxes or Tax Returns has been given by or on behalf of Parent or any of its Subsidiaries that are still in effect other than those that arise by filing a Tax Return by the extended due date.

          Section 4.15.5     There is no audit, action, suit, proceeding or investigation now pending, or to the Knowledge of Parent or its Subsidiaries, threatened with regard to any Tax or Tax Returns of Parent or it Subsidiaries; nor has Parent or any of its Subsidiaries received written notice to the effect that, and neither Parent nor its Subsidiaries has Knowledge that, any Governmental

  Authority intends to conduct such an audit or investigation; provided, however, that solely for the purposes of this Section 4.15.5, Parent Key Employees shall mean Omar Choucair.

          Section 4.15.6     All Tax deficiencies which have been claimed, proposed or asserted against Parent or any of its Subsidiaries by any Governmental Authority have been fully paid or are being contested in good faith by appropriate proceedings, are adequately reserved for on the Financial Statements and are described in Section 4.15.6 of the Parent Disclosure Letter.

          Section 4.15.7     Neither Parent nor any of its Subsidiaries (a) has agreed, has proposed or is required to make any adjustments under Section 481(a) of the Code, by reason of any voluntary or involuntary change in accounting method (nor has any Governmental Authority proposed any such adjustment or change of accounting method); (b) has made an election, or is required, to treat any of its assets as tax-exempt bond financed property or tax-exempt use property under Section 168 of the Code (c) has filed a consent pursuant to former Section 341(f) of the Code for or agreed to have former Section 341(f) of the Code applied to the disposition of any asset; (d) has any assets that secures any debt the interest on which is tax exempt under Section 103(a) of the Code; or (d) made any of the foregoing elections or is required to apply any of the foregoing rules under any comparable foreign, state or local Tax provision.

          Section 4.15.8     Neither Parent nor any of its Subsidiaries is a party to any advance pricing agreement or closing agreement with any Governmental Authority that would be binding on Parent or any of its Subsidiaries after Closing. Neither Parent nor any of its Subsidiaries is subject to any private letter ruling of the Internal Revenue Service or comparable rulings of other Governmental Authorities that would be binding on Parent or any of its Subsidiaries after Closing and there are no outstanding requests for such rulings from a Governmental Authority.

          Section 4.15.9     Neither the Parent nor any of its Subsidiaries is a party to, is bound by, or has any obligation under, any Tax sharing, Tax indemnification or tax allocation or other similar contract or arrangement.

          Section 4.15.10     The Parent has previously delivered or made available to the Company true, complete and correct copies of (a) all audit reports, letter rulings, technical advice memoranda and similar documents issued by a Governmental Authority relating to the United States federal, state, local or foreign income Taxes due from or with respect to the Parent or any of its Subsidiaries and (b) all United States federal income Tax Returns, and state income Tax Returns filed by the Parent or any of its Subsidiaries (or, in each case, on its behalf) for tax periods ending on or after December 31, 2001.

          Section 4.15.11     Neither Parent nor any Subsidiary (i) has ever been a member of an affiliated group of corporations within the meaning of Section 1504 of the Code other than the group of which the common parent is Parent and (ii) has any liability for the Taxes of any person as defined in Section 7701(a)(1) of the Code (other than Parent or any Subsidiary), under Treas. Reg § 1.1502-6 (or any similar provision of state, local or foreign law), as a transferee or successor, by contract or otherwise.

          Section 4.15.12     No written claim has been made within the past five years in a jurisdiction where Parent or any Subsidiary does not file Tax Returns to the effect that Parent or any Subsidiary is subject to taxation by that jurisdiction;

          Section 4.15.13     Parent has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period described in Section 897(c)(1)(A)(ii) of the Code.

          Section 4.15.14     Neither Parent nor any of its Subsidiaries has distributed the stock of any corporation in a transaction intending to satisfy the requirements of Section 355 of the Code, and no stock of Parent or any of its Subsidiaries has been distributed in a transaction intending to satisfy the requirements of Section 355 of the Code.

          Section 4.15.15     Neither Parent nor any of its Subsidiaries shall be required to include in a taxable period ending after the Closing Date taxable income attributable to income of Parent or any Subsidiary that accrued in a prior taxable period but was not recognized in such prior taxable period as a result of (i) the installment method of accounting, (ii) the long-term contract method of accounting, (iii) a "closing agreement" as described in Section 7121 of the Code (or any provision of any foreign, state or local Tax law having similar effect), or (iv) Section 481 of the Code (or any provision of any foreign, state or local Tax law having similar effect).

          Section 4.15.16     Neither Parent nor any of its Subsidiaries has entered into any transaction that is a "reportable transaction" (as defined in Treas. Reg. § 1.6011-4, as modified by Rev. Proc. 2004-68, Rev. Proc. 2004-67, Rev. Proc. 2004-66, Rev. Proc. 2004-65 and Rev. Proc. 2004-45).

        Section 4.16    Insurance.     (a) All material insurance policies or binders maintained by or for the benefit of Parent, its Subsidiaries and its Directors, officers, employees or agents are in full force and effect and no premiums due and payable thereon are delinquent, (b) there are no pending material claims against such insurance policies or binders by Parent or any Subsidiary as to which the insurers have denied Liability, (c) Parent and its Subsidiaries have complied in all material respects with the provisions of such policies and (d) there exist no material claims under such insurance policies or binders that have not been properly and timely submitted by Parent or any Subsidiary to its insurers. The insurance coverage provided by such policies or insurance will not terminate or lapse by reason of the transactions contemplated by this Agreement and, following the Closing Date, Parent and its Subsidiaries will continue to be covered under such policies for events occurring prior to the Closing Date. No such policy provides for or is subject to any currently enforceable retroactive rate or premium adjustment or loss sharing arrangement arising wholly or partially out of events arising prior to the date of the Initial Merger Agreement. Section 4.15 of the Parent Disclosure Letter sets forth a list of all claims (other than insurance claims made by or for the benefit of employees) in excess of $25,000 individually submitted to insurers during the past 18-month period ending September 30, 2005.

        Section 4.17    Ownership of Merger Sub; No Prior Activities.

           Section 4.17.1     Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

          Section 4.17.2     All of the outstanding capital stock of Merger Sub is owned directly by Parent. There are no options, warrants or other rights (including registration rights), agreements, arrangements or commitments to which Merger Sub is a party of any character relating to the issued or unissued capital stock of, or other equity interests in, Merger Sub or obligating Merger Sub to grant, issue or sell any shares of the capital stock of, or other equity interests in, Merger Sub, by sale, lease, license or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any shares of the capital stock of Merger Sub.

          Section 4.17.3     Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement or any Ancillary Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

        Section 4.18    Employee Benefit Plans.

           Section 4.18.1     Section 4.18 of the Parent Disclosure Letter contains a true, complete and correct list of each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity or equity-based compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other "welfare plan," fund or program (within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")); each profit-sharing, stock bonus or other "pension plan," fund or program (within the meaning of Section 3(2) of ERISA); each employment, "change in control", termination or severance agreement; and each other material employee benefit plan, fund, program, agreement or arrangement, in each case, that is, or was within the past six years, sponsored, maintained or contributed to or required to be contributed to by Parent or by any ERISA Affiliate of Parent, or to which Parent or an ERISA Affiliate is party, whether written or oral, for the benefit of any current or former employee, officer, director or consultant of Parent or any Subsidiary of Parent (the "Parent Employee Plans"). Neither Parent nor any Subsidiary or ERISA Affiliate has any commitment or formal plan, whether legally binding or not, to create any additional material employee benefit plan or modify or change, in any material way, any existing Parent Employee Plan that would affect any current or former employee, officer, director or consultant of Parent or any Subsidiary and no condition exists which would prevent Parent or a Subsidiary from terminating any Parent Employee Plan (other than a Parent Employee Plan required to be maintained under applicable Law) without Liability to Parent or a Subsidiary (other than for benefits accrued at the time of such termination), except to the extent limited by Law.

          Section 4.18.2     With respect to each Parent Employee Plan, Parent has heretofore delivered or made specifically available to the Company a current, true, complete and correct copy (or, to the extent no such copy exists, an accurate written description) thereof (including any amendments thereto) and, to the extent applicable: (i) any related trust agreement or other funding instrument; (ii) the most recent IRS determination opinion or letter and any pending request for such determination letter; (iii) any summary plan descriptions or other reports and summaries required under ERISA or the Code; (iv) any material written communication (or a description of any material oral communications) to participants concerning the Parent Employee Plans; (v) for the two most recent years for which such documents are available, the Form 5500 and attached schedules, audited financial statements, actuarial valuation reports and any attorney's response to any auditor's request for information; and (vi) copies of all material documents and correspondence relating to any Parent Employee Plan received from or provided to the IRS; (vii) the most recent annual 401(k) and 401(m) nondiscrimination tests performed under the Code; (vii) all summaries furnished employees, officers and directors of Parent and its Subsidiaries of all incentive compensation, other plans and fringe benefits for which a summary plan description is not required. Each Parent Employee Plan intended to be "qualified" within the meaning of Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has been determined to be "qualified" by the Internal Revenue Service and has received a favorable determination letter or opinion letters, as applicable, as to its tax qualified status and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code and no event has occurred or circumstance exists that would reasonably be expected to affect such qualified status. No Parent Employee Plan is a voluntary employees' beneficiary association under Section 501(c)(9) of the Code.

          Section 4.18.3     Neither Parent nor any ERISA Affiliate sponsors, maintains, contributes to or has an obligation to contribute to, or has at any time within the last six years sponsored, maintained, contributed to or had an obligation to contribute to, any "multiemployer plan," as such term is defined in Section 3(37) or Section 4001(a)(3) of ERISA or comparable provisions of any other applicable Law or any pension plan (as defined in Section 3(2) of ERISA) subject to Section 302 or Title IV of ERISA or Section 412 of the Code.

           Section 4.18.4     Each Parent Employee Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code, and all contributions required to be made under the terms of any of the Parent Employee Plans as of the date of the Initial Merger Agreement have been timely made or, if not yet due, have been properly reflected on the Financial Statements except for any failure to do so which would not result in any material Liability to Parent.

          Section 4.18.5     No Parent Employee Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of Parent or any Subsidiary of Parent for periods extending beyond their retirement or other termination of service, other than coverage mandated by applicable statute.

          Section 4.18.6     The consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former employee, director, officer or consultant of Parent or any Subsidiary of Parent to severance pay, unemployment compensation, loan forgiveness or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, director, officer or consultant, including under Parent Employee Plan or (iii) prevent Parent or any Subsidiary from amending or terminating any Parent Employee Plan.

          Section 4.18.7     There are no pending or, to the Knowledge of Parent, threatened or anticipated claims by or on behalf of any Parent Employee Plan or against any ERISA Affiliate, by any employee or beneficiary covered under any such Parent Employee Plan with respect to such plan, or otherwise involving any such Parent Employee Plan, including any audit or inquiry by the IRS or United States Department of Labor (other than routine claims for benefits).

          Section 4.18.8     Each Parent Employee Plan that is subject to Section 409A of the Code has been administered, in all material respects, in good faith compliance with Section 409A of the Code and Internal Revenue Service Notice 2005-1.

          Section 4.18.9     Neither Parent nor any of its Subsidiaries sponsors, contributes to or has any liability with respect to any employee benefit plan, program or arrangement that provides or provided benefits to employees who perform or performed services for Parent or any of its Subsidiaries outside of the United States.

          Section 4.18.10     There is no agreement, contract, plan or arrangement to which Parent or any of its Subsidiaries is a party that may result, separately or in the aggregate, in the payment of any amount by Parent or its Subsidiaries that is not deductible under Section 404 of the Code or that may be an "excess parachute payment" within the meaning of Section 280G of the Code and no action by Parent or any Subsidiary, whether pursuant to this Agreement or otherwise shall result in the making of any such payment.

        Section 4.19    Employees.

           Section 4.19.1     There is no, nor has there been at any time during the last five (5) years:

            (a)   collective bargaining agreement or any other agreement, whether in writing or otherwise, with any labor organization, union, group or association applicable to the employees of Parent or any of its Subsidiaries;

            (b)   unfair labor practice complaint pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries before the National Labor Relations Board or any other federal, state local or foreign agency;

            (c)   pending or, to the Knowledge of Parent, threatened or affecting Parent or its Subsidiaries, strike, slow-down, work stoppage, lockout or other collective labor Action or dispute by or with respect to any employees of Parent or any of its Subsidiaries; or

            (d)   pending or, to the Knowledge of Parent, threatened representation question or union or labor organizing activities with respect to employees of Parent or any of its Subsidiaries nor is Parent or its Subsidiaries subject to any legal duty to bargain with any labor organization on behalf of any employee of Parent or its Subsidiaries.

          Section 4.19.2     During the past three years, neither Parent nor any of its Subsidiaries have effectuated (i) a "plant closing" (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of Parent or its Subsidiaries; or (ii) a "mass layoff" (as defined in the WARN Act) affecting any site of employment or facility of Parent or its Subsidiaries; nor has Parent or its Subsidiaries been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of any similar state, local or foreign law. The employees of Parent or its Subsidiaries have not suffered an "employment loss" (as defined in the WARN Act) since three months prior to, and including the date of the Initial Merger Agreement.

          Section 4.19.3     Parent and its Subsidiaries do not, formally or informally, have a custom or practice of paying ex-gratia severance payments to employees.

          Section 4.19.4     Each of Parent and each of its Subsidiaries is in compliance in all material respects with all applicable Laws respecting labor, employment, payment and termination of labor, fair employment practices, terms and conditions of employment, workers' compensation, nondiscrimination, immigration, benefits, collective bargaining, occupational safety, plant closings, wages and hours and the payment of social security and similar taxes. To the Parent's Knowledge, no present or former employee, director, consultant or officer of Parent or any of its Subsidiaries is in any material respect in violation of any term of any employment contract, non-disclosure agreement, non-competition agreement, or any restrictive covenant to a former employer relating to the right of any such employee to be employed by Parent or such Subsidiary because of the nature of the business conducted or presently proposed to be conducted by it or to the use of trade secrets or proprietary information of others.

          Section 4.19.5     Parent has identified in Section 4.19 of the Parent Disclosure Letter and has made available to Company true and complete copies of (a) all agreements (including amendments thereto) with directors, officers or employees of or consultants to Parent or any of its Subsidiaries committing Parent or any of its Subsidiaries to make severance payments in the event of termination or additional bonus payments upon the completion of the Merger and (b) all written severance programs and policies of Parent and each of its Subsidiaries with or relating to its employees.

        Section 4.20    Fees.     Except for such advisory fees as will be paid to John Harris and such fees to be paid to Southwest Securities, Inc. in connection with the Parent Fairness Opinion, no broker, finder or investment banker, intermediary or other Person (other than lawyers and accountants) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or any of its Subsidiaries.

        Section 4.21    Personal Property; Assets.     Section 4.21 of the Parent Disclosure Letter sets forth a true, complete and correct list of all equipment and fixtures having a book value in excess of $30,000 (a) purchased by Parent and its Subsidiaries since September 30, 2005, or (b) owned by third Persons, including any customers of Parent and its Subsidiaries, and used by Parent and its Subsidiaries in their business other than pursuant to Parent Personal Property Leases. Parent and its Subsidiaries have good and marketable title to, or a valid leasehold interest in or right to use by license or otherwise, the properties and assets used by it on or immediately prior to the date of the Initial Merger Agreement (collectively, the "Parent Assets"), free and clear of all Liens, except for Permitted Liens. The Parent Assets include or will include as of the Closing Date, without limitation, all personal property, both tangible and intangible (including all Parent Owned Intellectual Property and all Intellectual Property used by Parent and its Subsidiaries pursuant to their License Agreements), necessary to conduct the business of Parent and its Subsidiaries in all material respects as it is now being conducted.

        Section 4.22    Environmental Matters.

           Section 4.22.1     Parent and its Subsidiaries are, and at all times have been, in material compliance with all applicable Environmental Laws (which compliance includes, but is not limited to, the possession by the Company and its Subsidiaries of all permits and other governmental authorizations required under applicable Environmental Laws, and compliance with the terms and conditions thereof). Neither Parent nor its Subsidiaries has received any written communication alleging that Parent or its Subsidiaries is not in such material compliance, and there are no past or present Actions, activities, circumstances conditions, events or incidents that may prevent or interfere with such material compliance in the future. All material permits and other governmental authorizations currently held by Parent and its Subsidiaries pursuant to applicable Environmental Laws are identified in Section 4.22 of the Parent Disclosure Letter.

          Section 4.22.2     There is no material Environmental Claim pending or, to the Knowledge of Parent, threatened against Parent or its Subsidiaries or, to the Knowledge of Parent, against any Person whose Liability for any Environmental Claim Parent or its Subsidiaries has or may have retained or assumed either contractually or by operation of Law.

          Section 4.22.3     There are no past or present Actions, activities, circumstances, conditions, events or incidents, including, without limitation, the Release, threatened Release or presence of any Hazardous Material that reasonably would be expected to form the basis of a material Environmental Claim against Parent, or to the Knowledge of Parent, against any Person whose Liability for any Environmental Claim Parent has or may have retained or assumed either contractually or by operation of Law.

        Section 4.23    Vote Required.     The Parent Stockholder Approval is the only vote of the holders of any class or series of capital stock or other equity interests of Parent necessary to approve the Merger.

        Section 4.24    Disclosure.     No representation or warranty by Parent contained in this Agreement, and no statement of Parent contained in the Parent Disclosure Letter or any other document, certificate or other instrument delivered or to be delivered by or on behalf of Parent hereunder, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading.

        Section 4.25    Opinion of Financial Advisor.     Parent has received the opinion of Southwest Securities,  Inc., dated the date of the Initial Merger Agreement, to the effect that, as of such date, the Merger is fair from a financial point of view to the Parent Stockholders.

        Section 4.26    Related-Party Transactions.     Other than advances to employees in the ordinary course for travel and similar reimbursable expenses consistent with Parent policy, no Key Employee, officer or Director of Parent or any Subsidiary of Parent or member of his or her immediate family is currently indebted to Parent or any Subsidiary of the Company. To the Knowledge of Parent, as of the date of the Initial Merger Agreement none of such Persons has any direct or indirect ownership interest in any firm or corporation with which Parent or any Subsidiary of Parent is affiliated or with which the Company or any Subsidiary of Parent has a business relationship, or any firm or corporation that competes with Parent or any Subsidiary of Parent. No Key Employee, officer or Director of Parent or any Subsidiary and no member of the immediate family of any Key Employee, officer or Director of

Parent or any Subsidiary of Parent is directly or indirectly interested in any Scheduled Contract with Parent or any Subsidiary of Parent or has or claims to have any interest in the Intellectual Property of Parent and its Subsidiaries.

Article 5.
Covenants

        Section 5.1    Conduct of Business by the Company Pending the Closing.     The Company agrees that, between the date of the Initial Merger Agreement and the earlier of the termination of this Agreement and the Effective Time (the "Interim Period"), except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically permitted or required by any other provision of this Agreement, unless Parent shall otherwise agree in writing, the Company will, and will cause each of its Subsidiaries to, conduct its operations only in the ordinary and usual course of business consistent with past practice and use commercially reasonable efforts to keep available the services of the current officers and Key Employees of the Company and each of its Subsidiaries and to preserve the current relationships of the Company and each of its Subsidiaries with such of the customers, suppliers and other Persons with which the Company or any of its Subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Without limiting the foregoing, and as an extension thereof, except as set forth in Section 5.1 of the Company Disclosure Letter or as specifically permitted or required by any other provision of this Agreement, the Company shall not (unless required by applicable Law), and shall not permit any Subsidiary of the Company to, during the Interim Period, directly or indirectly, do, or agree to do, any of the following without the prior written consent of Parent:

          (a)   amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

          (b) (i)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Capital Securities in, the Company or any of its Subsidiaries (whether by merger, consolidation or otherwise) of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Capital Securities, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Capital Securities or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Company or any of its Subsidiaries, other than shares of Company Common Stock issuable upon conversion of Company Preferred Stock, the exercise of Company Options, or warrants to purchase shares of Company Capital Stock, in each case outstanding as of the date of the Initial Merger Agreement and in accordance with their respective terms, (ii) accelerate, amend or change the period of exercisability of options or other equity incentive awards granted under any Company Stock Option Plan or authorize cash payments in exchange for any options or other equity incentive award granted under any Company Stock Option Plan; or (iii) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any property or assets (including Intellectual Property) of the Company or any of its Subsidiaries, including through merger, consolidation or otherwise, with a value in excess of $75,000, except pursuant to existing contracts or commitments or the sale or purchase of goods or services in the ordinary course of business consistent with past practice.

          (c)   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than dividends paid by a wholly owned Subsidiary of the Company to the Company or to any other wholly owned Subsidiary of the Company or issuance of additional warrants to purchase shares of

  Company Common Stock contemplated by agreements existing as of the date of the Initial Merger Agreement) or enter into any agreement with respect to the voting of its capital stock;

          (d)   reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Capital Securities or other securities;

          (e) (i)    acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any Person (other than a wholly owned Subsidiary of the Company) for borrowed money, except to the extent that the aggregate indebtedness for borrowed money of the Company and its Subsidiaries at any time outstanding does not exceed $10,000,000; (iii) refinance or otherwise replace any of the Existing Company Indebtedness, except with the consent of Parent, which consent shall not be unreasonably witheld, (iv) terminate, cancel or request any material change in, or agree to any material change in, any Company Material Contract other than in the ordinary course of business consistent with past practice; (v) make or authorize any capital expenditure in excess of the 2005 Budget, other than capital expenditures that are not individually in excess of $15,000, or in the aggregate in excess of $50,000 per month, for the Company and its Subsidiaries taken as a whole; or (vi) with respect to clauses (i) and (ii) above, enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.1.5;

          (f)    except as disclosed in Section 3.17 or Section 5.1 of the Company Disclosure Letter: (i) increase the compensation or benefits payable or to become payable to its directors, officers, employees or consultants except in connection with annual adjustments consistent with past practices; (ii) grant any rights to severance or termination pay to, or enter into any agreement to provide severance benefits with, any director, officer or other employee or consultant of the Company or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or consultant, except as required by applicable Law; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Employee Plans.

          (g) (i)    pre-pay any long-term debt in an amount not to exceed $10,000 in the aggregate for the Company and its Subsidiaries taken as a whole, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except for borrowings under revolving credit lines existing as of the date of the Initial Merger Agreement in the ordinary course of business consistent with past practice and in accordance with their terms; (ii) fail to collect notes or accounts receivable in the ordinary course of business consistent with past practice or enter into a factoring or discounting arrangement with a third party with respect to accounts receivable; (iii) fail to pay any account payable in the ordinary course of business consistent with past practice, or (iv) vary the Company's inventory practices in any material respect from the Company's past practices;

          (h)   make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Authority;

          (i)    waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

          (j)    file any amended Tax Return, make any Tax election or enter into any agreement in respect of Taxes, including the settlement of any Tax controversy, claim or assessment, adopt or change of any accounting method in respect of Taxes, surrender any right to claim a refund of Taxes if such action would have the effect of increasing by a material amount the Tax liability of the Company or any of its Subsidiaries, or would give rise to a Tax lien (other than statutory Liens for current Taxes not yet due) on any of the Company's or its Subsidiaries' assets;

          (k)   take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

          (l)    adopt or implement any stockholder rights plan;

          (m)  modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Company is a party;

          (n)   write up, write down or write off the book value of any assets, individually or in the aggregate, for the Company and its Subsidiaries taken as a whole, except for depreciation and amortization in accordance with GAAP consistently applied and any write-offs of inventory or accounts receivable that do not exceed $25,000 individually or $50,000 in the aggregate.

          (o)   take any action to exempt the Company from (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares any person or entity (other than Parent, Merger Sub or any of Parent's Subsidiaries) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

          (p)   open or close, or enter into an agreement to open or close, any facility or office except as disclosed in Section 5.1 of the Company Disclosure Letter;

          (q)   take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

          (r)   fail to be in material compliance with the terms of instruments evidencing indebtedness incurred by the Company other than any such failure that is waived by the party to whom such indebtedness is owed within a reasonable time after the commencement of such material non-compliance and provided Parent with a copy of such waiver;

          (s)   allow any insurance policy relating to the Company's business to lapse without obtaining replacement insurance coverage of comparable amount at similar cost;

          (t)    enter into any contract that contains any non-compete or exclusivity provisions with respect to any customer, line of business or geographic area with respect to the Company, any of its Subsidiaries or any of the Company's current or future affiliates, or which restricts the conduct with respect to any customer, of any line of business by the Company, any of its Subsidiaries or any of the Company's current or future affiliates or any geographic area in which the Company, any of its Subsidiaries or any of the Company's current or future affiliates may conduct business, or which otherwise restricts operation of the Company's business, in each case in any material respect, in each case other than non-compete agreements signed by employees incident to their employment by the Company or any of its Subsidiaries;

          (u)   take any formal action or grant any consent or approval concerning any joint venture outside the ordinary course of business consistent with past practice; or

          (v)   authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

        Section 5.2    Conduct of Business by Parent Pending the Closing.     Parent agrees that, during the Interim Period, except as set forth in Section 5.2 of the Parent Disclosure Letter or as specifically permitted or required by any other provision of this Agreement, unless Company shall otherwise agree in writing, Parent will, and will cause each of its Subsidiaries to, (a) conduct its operations only in the ordinary and usual course of business consistent with past practice and (b) use commercially reasonable efforts to keep available the services of the current officers and Key Employees of Parent and to preserve the current relationships of Parent and each of its Subsidiaries with such of the customers, suppliers and other persons with which Parent or any of its Subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization. Except as specifically permitted or required by any other provision of this Agreement, Parent shall not (unless required by applicable Law or any NASDAQ regulations applicable to the Parent), between the date of the Initial Merger Agreement and the Effective Time, directly or indirectly, do, or agree to do, any of the following, without the prior written consent of the Company:

          (a)   amend or otherwise change its certificate of incorporation or by-laws or equivalent organizational documents;

          (b) (i)    issue, sell, pledge, dispose of, grant, transfer, encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer, or encumbrance of any shares of capital stock of, or other Capital Securities in, Parent or any of its Subsidiaries (whether by merger, consolidation or otherwise) of any class, or securities convertible or exchangeable or exercisable for any shares of such capital stock or other Capital Securities, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or other Capital Securities or such convertible or exchangeable securities, or any other ownership interest (including, without limitation, any such interest represented by contract right), of the Parent or any of its Subsidiaries, other than the issuance of additional (A) options granted to non-executive employees pursuant to any equity incentive plan of Parent, or any other plan, agreement, or arrangement of Parent in existence on the date of the Initial Merger Agreement (the "Parent Stock Option Plans") in a manner consistent with past practice, (B) warrants to purchase shares of Parent Common Stock contemplated by agreements existing as of the date of the Initial Merger Agreement, and (C) shares of Parent Common Stock issuable upon the exercise of options to purchase Parent Common Stock and/or warrants to purchase shares of capital stock of Parent outstanding as of the date of the Initial Merger Agreement in accordance with their terms, (ii) except as set forth in Section 5.2 of the Parent Disclosure Letter accelerate, amend or change the period of exercisability of options or other equity incentive awards granted under any Parent Stock Plan or authorize cash payments in exchange for any options or other equity incentive award granted under any Parent Stock Plan; or (iii) sell, pledge, dispose of, transfer, lease, license, guarantee or encumber, or authorize the sale, pledge, disposition, transfer, lease, license, guarantee or encumbrance of, any property or assets (including Intellectual Property) of the Parent or any of its Subsidiaries, including through merger, consolidation or otherwise, with a value in excess of $100,000, except pursuant to existing contracts or commitments or the sale or purchase of goods or services in the ordinary course of business consistent with past practice.

          (c)   declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of its capital stock (other than (i) dividends paid by a wholly owned Subsidiary of the Parent to the Parent or to any other wholly owned Subsidiary of the Parent, (ii) issuance of additional warrants to purchase shares of Parent Common Stock contemplated by agreements existing as of the date of the Initial Merger Agreement or (iii) to effect a reverse stock split upon the determination of the Parent Board to do so) or enter into any agreement with respect to the voting of its capital stock;

          (d)   reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock, other Capital Securities or other securities (other than to effect a reverse stock split upon the determination of the Parent Board to do so);

          (e) (i)    acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any person or any division thereof or any assets; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person (other than a wholly owned Subsidiary of Parent) for borrowed money, except to the extent that the aggregate indebtedness for borrowed money of Parent and its Subsidiaries at any time outstanding does not exceed $26,500,000; (iii) refinance or otherwise replace the Existing Parent Indebtedness except in connection with the Parent Financing or with the consent of the Company, which consent shall not be unreasonably withheld, (iv) terminate, cancel or request any material change in, or agree to any material change in, any contract that is reasonably necessary for the conduct of Parent's business as it is currently conducted other than in the ordinary course of business consistent with past practice; (v) make or authorize any capital expenditure in excess of the Parent 2005 Budget, other than capital expenditures that are not individually in excess of $60,000, or in the aggregate in excess of $200,000 per month, in the aggregate, for the Parent and its Subsidiaries taken as a whole; or (vi) with respect to clauses (i) and (ii) above, enter into or amend any contract, agreement, commitment or arrangement that, if fully performed, would not be permitted under this Section 5.2.5;

          (f)    except as disclosed in Section 5.2 of the Parent Disclosure Letter: (i) increase the compensation or benefits payable or to become payable to its directors, officers, employees or consultants except in connection with annual adjustments consistent with past practices; (ii) grant any rights to severance or termination pay to, or enter into any agreement to provide severance benefits with, any director, officer or other employee or consultant of the Parent or any of its Subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any director, officer, employee or consultant, except as required by applicable Law; or (iii) take any affirmative action to amend or waive any performance or vesting criteria or accelerate vesting, exercisability or funding under any Employee Plans.

          (g) (i)    pre-pay any long-term debt in an amount not to exceed $100,000 in the aggregate for the Parent and its Subsidiaries taken as a whole, or pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, contingent or otherwise), except for borrowings under revolving credit lines existing as of the date of the Initial Merger Agreement in the ordinary course of business consistent with past practice and in accordance with their terms, (ii) fail to collect notes or accounts receivable in the ordinary course of business consistent with past practice or enter into a factoring or discounting arrangement with a third party with respect to accounts receivable, (iii) fail to pay any account payable in the ordinary course of business consistent with past practice or (iv) vary the Parent's inventory practices in any material respect from the Parent's past practices;

          (h)   make any change in accounting policies or procedures, other than in the ordinary course of business consistent with past practice or except as required by GAAP or by a Governmental Authority;

          (i)    waive, release, assign, settle or compromise any material claims, or any material litigation or arbitration;

          (j)    file any amended Tax Return, make any Tax election or enter into any agreement in respect of Taxes, including the settlement of any Tax controversy, claim or assessment, adopt or change of any accounting method in respect of Taxes, or surrender any right to claim a refund of Taxes if such action would have the effect of increasing by a material amount the present or future Tax liability of the Parent or any of its Subsidiaries, or would give rise to a Tax lien (other than statutory Liens for current Taxes not yet due) on any of the Parent's or its Subsidiaries' assets;

          (k)   take, or agree to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

          (l)    adopt or implement any stockholder rights plan;

          (m)  modify, amend or terminate, or waive, release or assign any material rights or claims with respect to any confidentiality or standstill agreement to which the Parent is a party;

          (n)   write up, write down or write off the book value of any assets, individually or in the aggregate, for the Parent and its Subsidiaries taken as a whole, except for depreciation and amortization and any write-down of goodwill in accordance with GAAP consistently applied and any write-offs of inventory or accounts receivable that do not exceed $50,000 individually or $300,000 in the aggregate.

          (o)   take any action to exempt the Parent from (i) the provisions of Section 203 of the DGCL, or (ii) any other state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares any person or entity (other than the Company or any of Company's Subsidiaries) or any action taken thereby, which person, entity or action would have otherwise been subject to the restrictive provisions thereof and not exempt therefrom;

          (p)   open or close, or enter into an agreement to open or close, any facility or office except as disclosed in Section 5.2 of the Parent Disclosure Letter;

          (q)   take any action that is intended or would reasonably be expected to result in any of the conditions to the Merger set forth in Article 6 not being satisfied;

          (r)   fail to be in material compliance with the terms of instruments evidencing indebtedness incurred by the Parent, other than any such failure that is waived by the party to whom such indebtedness is owed within a reasonable time after the commencement of such material non-compliance and provided the Company with a copy of such waiver;

          (s)   allow any insurance policy relating to the Parent's business to lapse without obtaining replacement insurance coverage of comparable amount at similar cost;

          (t)    enter into any contract that contains any non-compete or exclusivity provisions with respect to any customer, line of business or geographic area with respect to the Parent, any of its Subsidiaries or any of the Parent's current or future affiliates, or which restricts the conduct with respect to any customer, of any line of business by the Parent, any of its Subsidiaries or any of the Parent's current or future affiliates or any geographic area in which the Parent, any of its Subsidiaries or any of the Parent's current or future affiliates may conduct business, or which otherwise restricts operation of the Parent's business, in each case in any material respect, in each case other than non-compete agreements signed by employees incident to their employment by the Parent or any of its Subsidiaries;

          (u)   take any formal action or grant any consent or approval concerning any joint venture outside the ordinary course of business consistent with past practice; or

          (v)   authorize or enter into any agreement or otherwise make any commitment to do any of the foregoing.

        Section 5.3    Cooperation.     The Company and Parent shall coordinate and cooperate in connection with (a) the preparation of the Registration Statement, the Proxy Statement and any Other Filings;

(b) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any Company Material Contracts, in connection with the consummation of the Merger; and (c) seeking any such actions, consents, approvals or waivers or making any such filings, furnishing information required in connection therewith or with the Registration Statement, the Proxy Statement or any Other Filings and timely seeking to obtain any such actions, consents, approvals or waivers and (d) seeking all necessary consents, waivers or approvals and taking such action as may be reasonably required for continued quotation of Parent Common Stock on NASDAQ for at least 180 days after the Effective Time.

        Section 5.4    Registration Statement; Proxy Statement.

           Section 5.4.1     As promptly as reasonably practicable after the execution of this Agreement, Parent and the Company shall prepare and file with the SEC a proxy statement relating to the meeting of Parent's stockholders to be held in connection with obtaining the Parent Stockholder Approval (together with any amendments thereof or supplements thereof, the "Proxy Statement") and Parent shall prepare and file as promptly as reasonably practicable with the SEC a registration statement on Form S-4 (together with all amendments thereto, the "Registration Statement") in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the Merger. Each of Parent and the Company shall prepare and file with the SEC any Other Filings as and when required or requested by the SEC. Each of Parent and the Company will use commercially reasonable efforts to respond to any comments made by the SEC with respect to the Proxy Statement and the Registration Statement and any Other Filings, and to cause the Registration Statement to become effective as promptly as reasonably practicable. Prior to the effective date of the Registration Statement, Parent shall take all or any action required under any applicable federal or state securities laws in connection with the issuance of shares of Parent Common Stock in the Merger. The Company shall furnish all information concerning it and the holders of its capital stock as the Parent may reasonably request in connection with such actions and the preparation of the Registration Statement, the Proxy Statement and any Other Filings, and shall, as promptly as practicable after the date of the Initial Merger Agreement, or after the date requested by Parent, as the case may be, deliver to Parent all financial statements and other financial data of the Company, and cause to be delivered to Parent the consents of the Company's independent public accountants, required to be included in the Proxy Statement, Registration Statement or any Other Filings, in each case in a form reasonably satisfactory to Parent and in any event in a form that is in all respects compliant with GAAP, the Securities Act and the Exchange Act and the rules and regulations of the SEC promulgated thereunder, including Regulations S-K and S-X. As promptly as reasonably practicable after the Registration Statement shall have become effective, the Parent shall mail the Proxy Statement (and a copy of the prospectus contained within the Registration Statement if the Proxy Statement is not included in the Registration Statement) to the Parent Stockholders and Company Stockholders.

          Section 5.4.2     If at any time prior to the Effective Time, any event or other information relating to the Company or Parent or any of their respective Subsidiaries, officers, directors of affiliates should be discovered by the Company or Parent, which event or other information should be set forth in an amendment or a supplement to the Registration Statement, the Proxy Statement or any Other Filing, such party shall promptly inform the other party.

        Section 5.5    Stockholders' Meetings.

           Section 5.5.1     Parent shall take all actions in accordance with applicable Laws, its organizational documents and the rules of NASDAQ to duly call and hold a meeting of its stockholders (the "Parent Stockholders' Meeting") as promptly as reasonably practicable (but not before 21 days after the effectiveness of the Registration Statement) for the purpose of obtaining the Parent Stockholder Approval.

           Section 5.5.2     Unless the Company Stockholder Approval is obtained by majority written consent of the Company's stockholders in compliance with applicable Laws, the Company shall take all actions in accordance with applicable law and its organizational documents to duly call and hold a meeting of its stockholders (the "Company Stockholders' Meeting") as promptly as practicable for the purpose of obtaining the Company Stockholder Approval.

        Section 5.6    Access to Company Information; Confidentiality.

           Section 5.6.1     From the date of the Initial Merger Agreement to the Effective Time, the Company shall, and shall cause each of its Subsidiaries and each of their respective officers, employees, accountants and legal counsel (collectively, the "Company Representatives") to (i) provide to Parent and Merger Sub and their respective officers, employees, accountants and legal counsel (collectively, the "Parent Representatives") access, at reasonable times with reasonable prior notice to, and with coordination through, any of the Key Employees, to the officers, employees, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its representatives may reasonably request; provided, however, that all access and investigation made pursuant to this Section 5.6.1 shall be conducted in such a way as to minimize interference with the operations and business of the Company; and provided further that in no case shall the Company be required to provide or otherwise disclose or make available to the Parent any confidential customer information. No investigation conducted pursuant to this Section 5.6.1 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

          Section 5.6.2     With respect to the information disclosed pursuant to Section 5.6.1, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement previously executed by the Company and Parent (the "Confidentiality Agreement").

        Section 5.7    Access to Parent Information; Confidentiality

           Section 5.7.1     From the date of the Initial Merger Agreement to the Effective Time, Parent shall, and shall cause each of its Subsidiaries and each of their respective officers, employees, accountants and legal counsel (collectively, the "Parent Representatives") to (i) provide to Company, its Subsidiaries and their respective officers, employees, accountants and legal counsel (collectively, the "Company Representatives") access, at reasonable times with reasonable prior notice to, and with coordination through, the Chief Executive Officer or Chief Financial Officer of Parent, to the officers, employees, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof and (ii) furnish promptly such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its representatives may reasonably request; provided, however, that all access and investigation made pursuant to this Section 5.7.1 shall be conducted in such a way as to minimize interference with the operations and business of the Company; and provided further that in no case shall the Parent be required to provide or otherwise disclose or make available to the Company any confidential customer information. No investigation conducted pursuant to this Section 5.7.1 shall affect or be deemed to modify or limit any representation or warranty made in this Agreement.

          Section 5.7.2     With respect to the information disclosed pursuant to Section 5.7.1, the parties shall comply with, and shall cause their respective Representatives to comply with, all of their respective obligations under the Confidentiality Agreement.

        Section 5.8    No Solicitation of Transactions.

           Section 5.8.1     None of the Company or any of its Subsidiaries shall, directly or indirectly, take (and the Company shall not authorize or permit the Company Representatives or other affiliates to take) any action to (a) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (c) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time prior to the obtaining of the Company Stockholder Approval, the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of the directors' fiduciary duties to the Company Stockholders, the Company may, in response to a Superior Proposal and subject to the Company's compliance with Section 5.8.2 (x) furnish information with respect to the Company and its Subsidiaries to the person making such Superior Proposal pursuant to a customary confidentiality agreement the benefits of the terms of which are no more favorable to the other party to such confidentiality agreement than those in place with Parent and (y) participate in discussions or negotiations with respect to such Superior Proposal. Upon execution of this Agreement, the Company shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of the Company be returned.

          Section 5.8.2     The Company shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise Parent of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the Person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to Parent a copy of any such proposal or inquiry, if it is in writing and shall keep Parent fully informed on a prompt basis with respect to any developments with respect to the foregoing.

          Section 5.8.3     Neither the Company Board nor any committee thereof shall (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to Parent, the approval or recommendation by the Company Board or such committee of the adoption and approval of the Merger (the "Company Recommendation") and the matters to be considered at the Company Stockholders' Meeting, (b) other than the Merger, approve or recommend, or propose publicly or to its stockholders to approve or recommend, any Acquisition Proposal or (c) other than the Merger, cause the Company to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. If the Company Board determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of its fiduciary duty to the Company Stockholders, then nothing contained in this Section 5.8 shall prohibit the Company from withdrawing or modifying its recommendation of the Merger no earlier than the second business day following the day of delivery of written notice to Parent of its intention to do so, so long as the Company continues to comply with all other provisions of this Agreement.

          Section 5.8.4     None of Parent or any of its Subsidiaries shall, directly or indirectly, take (and Parent shall not authorize or permit the Parent Representatives or other affiliates to take) any action to (a) encourage (including by way of furnishing non-public information), solicit, initiate or facilitate any Acquisition Proposal, (b) enter into any agreement with respect to any Acquisition Proposal or enter into any agreement, arrangement or understanding requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement or (c) participate in any way in discussions or negotiations with, or furnish any information to, any person in connection with, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or could reasonably be expected to lead to, any Acquisition Proposal; provided, however, that if, at any time the Parent Board determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of the directors' fiduciary duties to the Parent Stockholders, Parent may, in response to an Acquisition Proposal furnish information with respect to Parent and its Subsidiaries to the Person making such Acquisition Proposal pursuant to a customary confidentiality agreement and (y) participate in discussions or negotiations with respect to such Acquisition Proposal. Upon execution of this Agreement, Parent shall cease immediately and cause to be terminated any and all existing discussions or negotiations with any parties conducted heretofore with respect to any Acquisition Proposal and promptly request that all confidential information with respect thereto furnished on behalf of Parent be returned.

          Section 5.8.5     Parent shall, as promptly as practicable (and in no event later than 24 hours after receipt thereof), advise the Company of any inquiry received by it relating to any potential Acquisition Proposal and of the material terms of any proposal or inquiry, including the identity of the Person and its affiliates making the same, that it may receive in respect of any such potential Acquisition Proposal, or of any information requested from it or of any negotiations or discussions being sought to be initiated with it, shall furnish to the Company a copy of any such proposal or inquiry, if it is in writing and shall keep the Company fully informed on a prompt basis with respect to any developments with respect to the foregoing.

          Section 5.8.6     Neither the Parent Board nor any committee thereof shall (a) withdraw or modify, or propose publicly to withdraw or modify, in a manner adverse to the Company, the approval or recommendation by the Parent Board or such committee of the Parent Stockholder Approval (the "Parent Recommendation") and the matters related thereto to be considered at the Parent Stockholders' Meeting, (b) approve or recommend, or propose publicly or to its stockholders to approve or recommend, any Acquisition Proposal or (c) cause Parent to enter into any letter of intent, agreement in principle, acquisition agreement or other similar agreement related to any Acquisition Proposal. If the Parent Board determines in good faith, after consultation with outside counsel and its financial advisors, that it would otherwise be reasonably likely to constitute a breach of its fiduciary duty to the Parent Stockholders, then nothing contained in this Section 5.8 shall prohibit the Parent Board from taking the actions described in subsections (a), (b) and (c) of the preceding sentence of this Section 5.8.6, in each case no earlier than the second business day following the day of delivery of written notice to the Company of its intention to do so, so long as Parent continues to comply with all other provisions of this Agreement.

        Section 5.9    Appropriate Action; Consents; Filings.

           Section 5.9.1     The Company and Parent shall use their reasonable best efforts to (a) take, or cause to be taken, all appropriate action, and do, or cause to be done, all things necessary, proper or advisable under applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement and each Ancillary Agreement as promptly as practicable, (b) obtain from any Governmental Authority any consents, licenses, permits, waivers, approvals, authorizations or orders required to be obtained or made by Parent or the Company or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority, in connection with the authorization, execution and delivery of this Agreement and each Ancillary Agreement and the consummation of the transactions contemplated herein and therein, including, without limitation, the Merger, and (c) make all necessary filings, and thereafter make any other required submissions, with respect to this Agreement and each Ancillary Agreement and the Merger required under (i) the Securities Act and the Exchange Act, and any other applicable federal or state securities Laws, (ii) any applicable Antitrust Laws and (iii) any other applicable Law; provided, that Parent and the Company shall cooperate with each other in connection with the making of all such filings, including providing copies of all such documents to the non-filing party and its advisors prior to filing and, if requested, to accept all reasonable additions, deletions or changes suggested in connection therewith and, provided, however, that nothing in this Section 5.9.1 shall require Parent to agree to the imposition of conditions or the requirement of divestiture of assets or property. The Company and Parent shall furnish to each other all information required for any application or other filing under the rules and regulations of any applicable Law (including all information required to be included in the Proxy Statement and the Registration Statement) in connection with the transactions contemplated by this Agreement and each Ancillary Agreement.

          Section 5.9.2     The Company and Parent shall give (or shall cause their respective Subsidiaries to give) any notices to third parties, and use, and cause their respective Subsidiaries to use, all reasonable efforts to obtain any third party consents (a) necessary to consummate the transactions contemplated in this Agreement and each Ancillary Agreement, (b) required to be disclosed in the Company Disclosure Letter or Parent Disclosure Letter, (c) reasonably requested by Parent or the Company, or (d) otherwise referenced in Section 6.2.4 or Section 6.3.4, in each case other than customer contracts that do not contain minimum purchase obligations. In the event that either party shall fail to obtain any third party consent described in the first sentence of this Section 5.9.2, such party shall use reasonable efforts, and shall take reasonable actions to minimize any adverse effect upon the Company and Parent, their respective Subsidiaries, and their respective businesses resulting, or which could reasonably be expected to result after the Effective Time, from the failure to obtain such consent.

          Section 5.9.3     From the date of the Initial Merger Agreement until the Effective Time, each of the Company and Parent shall promptly notify the other in writing (a) of any pending or, to the Knowledge of the Company and Parent, threatened action, suit, arbitration or other proceeding or investigation by any Governmental Authority or any other person (i) challenging or seeking material damages in connection with the Merger or the conversion of Company Capital Stock into Parent Common Stock pursuant to the Merger or (ii) seeking to restrain or prohibit the consummation of the Merger or otherwise limit the right of Parent or any of its Subsidiaries to own or operate all or any portion of the businesses or assets of the Company or any of its Subsidiaries, which in either case would reasonably be expected to result in a Company Material Adverse Effect or Parent Material Adverse Effect or (b) at least seventy-two (72) hours prior to the filing by either party for protection under federal bankruptcy laws or similar state laws relating to bankruptcy, insolvency, reorganization, moratorium or conveyance.

        Section 5.10    Reserved.

        Section 5.11    Certain Notices.     From and after the date of the Initial Merger Agreement until the Effective Time, each party hereto shall promptly notify the other party hereto of (a) the occurrence, or non-occurrence, of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied, or (b) the failure of the Company or Parent, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement or any Ancillary Agreement that would reasonably be expected to result in any condition to the obligations of any party to effect the Merger and the other transactions contemplated by this Agreement or any Ancillary Agreement not to be satisfied; provided, however, that the delivery of any notice pursuant to this Section 5.11 shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of the Initial Merger Agreement or otherwise limit or affect the remedies available hereunder to the party receiving such notice.

        Section 5.12    Public Announcements.     Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to the Merger and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law or any listing agreement with NASDAQ.

        Section 5.13    NASDAQ Listing.     Parent shall promptly prepare and submit to NASDAQ and any other applicable stock exchange a listing application covering the shares of Parent Common Stock to be issued in the Merger and shall use its reasonable best efforts to cause such shares to be approved for listing on NASDAQ, subject to official notice of issuance, prior to the Effective Time.

        Section 5.14    Employee Benefit Matters.     With respect to any Parent Benefit Plan in which any director, officer or employee of the Company or any of its Subsidiaries (the "Company Employees") may be eligible to participate after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, recognize, to the extent recognized under the applicable Employee Plan, the length of service of the Company Employees with the Company or any of its Subsidiaries, as the case may be, for purposes of vesting, eligibility and accrual of benefits, in such Parent Benefit Plans; provided, however, that no service shall be recognized to the extent that such recognition would result in a duplication of benefits.

        Section 5.15    Indemnification of Parent Directors and Officers.

           Section 5.15.1     For not less than six years from and after the Effective Time, Parent agrees to indemnify and hold harmless all past and present directors, officers and employees of Parent to the same or greater extent such persons are indemnified as of the date of the Initial Merger Agreement by Parent pursuant to the Parent Certificate of Incorporation, the Parent By-laws and indemnification agreements, if any, in existence on the date of the Initial Merger Agreement, for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby.

          Section 5.15.2     For six years from the Effective Time, Parent shall provide to Parent's current directors and officers an insurance and indemnification policy that provides coverage for claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement (the "D&O Insurance Policy") that is no less favorable than the Parent's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if a prepaid D&O Insurance Policy has been obtained prior to the Effective Time for purposes of this Section 5.14, which D&O Insurance Policy provides such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid D&O Insurance Policy has been obtained prior to the Effective Time, Parent shall maintain such D&O Insurance Policy in full force and effect, and continue to honor the obligations thereunder.

          Section 5.15.3     In the event Parent (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.15.

          Section 5.15.4     The obligations under this Section 5.15 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 5.15 applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section 5.15 applies shall be third party beneficiaries of this Section 5.14)

        Section 5.16    Indemnification of Company Directors and Officers.

           Section 5.16.1     For not less than six years from and after the Effective Time, Parent agrees to indemnify and hold harmless all past and present directors, officers and employees of Company to the same or greater extent such persons are indemnified as of the date of the Initial Merger Agreement by Company pursuant to the Company Certificate of Incorporation, the Company By-laws and indemnification agreements, if any, in existence on the date of the Initial Merger Agreement, for acts or omissions occurring at or prior to the Effective Time; provided, however, that Parent agrees to indemnify and hold harmless such persons to the fullest extent permitted by Law for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby.

          Section 5.16.2     For six years from the Effective Time, Parent shall provide to Company's current directors and officers an insurance and indemnification policy that provides coverage for claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement (the "D&O Insurance Policy") that is no less favorable than the Company's existing policy or, if substantially equivalent insurance coverage is unavailable, the best available coverage. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if a prepaid D&O Insurance Policy has been obtained prior to the Effective Time for purposes of this Section 5.16, which D&O Insurance Policy provides such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before the Effective Time, including, without limitation, in respect of the transactions contemplated by this Agreement. If such prepaid D&O Insurance Policy has been obtained prior to the Effective Time, Parent shall maintain such D&O Insurance Policy in full force and effect, and continue to honor the obligations thereunder.

          Section 5.16.3     In the event Parent (a) consolidates with or merges into any other person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (b) transfers all or substantially all of its properties and assets to any person, then, and in each such case, proper provisions shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 5.16.

          Section 5.16.4     The obligations under this Section 5.16 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section applies without the consent of such affected indemnitee (it being expressly agreed that the indemnitees to whom this Section applies shall be third party beneficiaries of this Section 5.16)

        Section 5.17    Tax Matters.     Each party hereto shall use its reasonable best efforts to cause the Merger to qualify, and will not knowingly take any actions or cause any actions to be taken which could reasonably be expected to prevent the Merger from qualifying, as a reorganization within the meaning of Section 368(a) of the Code. Parent and the Company shall each cause all Tax Returns relating to the Merger to be filed on the basis of treating the Merger as a reorganization under section 368(a) of the Code. In connection with the filing of the Registration Statement and the Proxy Statement and immediately prior to the Effective Time, Parent, Merger Sub and the Company shall execute and deliver to Latham & Watkins, LLP, counsel to Parent, and to Nutter McClennen & Fish, LLP, counsel to the Company, tax representation letters in customary form and upon which Latham & Watkins, LLP and Nutter McClennen & Fish, LLP will rely to determine and describe, including expertising, the tax consequences of the Merger in the Registration Statement and/or Proxy Statement.

        Section 5.18    Affiliate Letters.     The Company shall, within ten business days of the date of the Initial Merger Agreement, deliver to Parent a list of names and addresses of those Persons, that to the Knowledge of the Company, are or may be deemed to be as of the time of the Company Stockholders' Meeting "affiliates" of the Company within the meaning of Rule 145 under the Securities Act and who own Company Capital Stock. There shall be added to such list the names and addresses of any other Person subsequently identified by either Parent or the Company, as the case may be (unless, in the case of Parent, an opinion of outside counsel to the Company reasonably acceptable to Parent is provided to Parent that such Person is not an affiliate), as a Person who may be deemed to be such an affiliate; provided, however, that no such Person identified by Parent or the Company, as the case may be, shall remain on such list of affiliates if Parent or the Company, as the case may be, shall receive from the other party, on or before the date of the Company Stockholders' Meeting, an opinion of outside counsel reasonably satisfactory to Parent to the effect that such Person is not such an affiliate. The Company shall use reasonable best efforts to deliver or cause to be delivered to the other party, prior to the date of the Company Stockholders' Meeting, from each such affiliate identified in the foregoing list a letter dated as of the Company Stockholders' Meeting in a form reasonably acceptable to Parent (collectively, the "Affiliate Letter"). Parent shall not be required to maintain the effectiveness of the Registration Statement or any other registration statement under the Securities Act for the purposes of resale of Parent Common Stock by such affiliates received in the Merger except to the extent provided in Section 5.4.3.

        Section 5.19    Delivery of Financial Statements.

          Section 5.19.1    Interim Unaudited Financial Statements.    Each party shall cause to be delivered to the other the unaudited consolidated balance sheets and the related unaudited consolidated statements of income and cash flows for (a) each monthly period completed subsequent to the date of the Initial Merger Agreement (the "Monthly Unaudited Financial Information") and (b) each quarterly period completed subsequent to the date of the Initial Merger Agreement (the "Quarterly Unaudited Financial Information" and, together with the Monthly Unaudited Financial Information, the "Interim Unaudited Financial Information"). The Interim Unaudited Financial Information shall be so delivered on or before the date that is 30 days following the end of the relevant month in the case of the Monthly Unaudited Financial Information and 40 days following the end of the relevant quarter in the case of the Unaudited Quarterly Financial Information, and shall be delivered together with (a) in the case of the Unaudited Quarterly Financial Information, an associated review report under SAS 100 without exception or qualification of such party's independent accountants with respect thereto and (b) a certificate, duly executed by the chief financial officer, chief accounting officer or other senior financial officer of such party in such person's capacity as an officer, restating with respect to such Interim Unaudited Financial Information, the representations and warranties set forth in Sections 3.8.2 and 4.7.3.

          Section 5.19.2    Annual Audited Financial Statements.    Each party shall cause to be delivered to the other the audited consolidated balance sheets and the related audited consolidated statements of income and cash flows for each annual period completed subsequent to the date of the Initial Merger Agreement (the "Annual Audited Financial Information"). The Annual Audited Financial Information shall be so delivered on or before the date that is 75 days following the end of the relevant annual period and shall be delivered together with (a) an unqualified audit opinion of the delivering party's independent public accountants and (b) a certificate, duly executed by the chief financial officer, chief accounting officer or other senior financial officer of such party in such person's capacity as an officer, restating with respect to such Annual Audited Financial Information, the representations and warranties set forth in Sections 3.8.2 and 4.7.3.

        Section 5.20    Transitional Matters.     Each of Parent and the Company shall use their reasonable best efforts to effectuate the following transitional matters.

          Section 5.20.1    Directors of Surviving Corporation.    At the Effective Time, the Parent Board shall be constituted as follows:

             (a)  Two persons designated by the Company;

             (b)  Two persons designated by Parent, one of whom shall be Scott Ginsburg who shall serve as the Chairman of the Parent Board; and

             (c)  Three persons designated jointly by Parent and the Company.

          Mr. Ginsburg and any other current member of the Parent Board who is designated to the Parent Board pursuant to Section 5.20.1 are referred to herein as the "Continuing Directors." The members of the Parent Board who are not Continuing Directors shall tender their resignations from the Parent Board effective as of the Effective Time. The members of Parent Board remaining on the Parent Board immediately after such resignations shall fill the vacancies on the Parent Board resulting from such resignations so that the board is constituted as set forth in this Section 5.20.1.

          Section 5.20.2    Officers of Parent.    Immediately following the Effective Time, Parent shall take all action necessary to appoint the following persons as officers of Parent effective as of the Effective Time: Scott Ginsburg as Chief Executive Officer, and Omar Choucair as the Chief Financial Officer. The employment of Scott Ginsburg as Chief Executive Officer after the Effective Time shall be governed by an employment agreement (the "Ginsburg Employment Agreement") that shall provide for a term of two years and such other terms as shall be determined by the Parent Board and its Compensation Committee. The employment of Omar Choucair as the Chief Financial Officer shall be governed by an amendment to his current employment agreement (the "Choucair Employment Agreement") on such terms as shall be determined by the Parent Board and its Compensation Committee.

        Section 5.21    FIRPTA Certification.     Prior to the Closing Date, the Company shall deliver to Parent an executed affidavit from the Company, also delivered to the Internal Revenue Service, that the Company Common Stock is not a "U.S. real property interest" in accordance with the Treasury Regulations issued under Sections 897 and 1445 of the Code. If Parent does not receive the documents described above on or before the Closing Date, Parent shall be permitted to withhold from the consideration otherwise payable pursuant to this Agreement any required withholding tax under Section 1445 of the Code.

        Section 5.22    Parent Financing.     Prior to the Closing Date, Parent and the Company shall work together to arrange debt or equity financing on terms and conditions acceptable to Parent (which terms and conditions shall be subject to the approval of the Company, which shall not be unreasonably withheld), sufficient to (i) permit the full repayment or other extinguishment of the Combined Indebtedness and (ii) provide Parent with not less than $2 million of additional cash working capital on the Closing Date (such financing, the "Parent Financing").

        Section 5.23    Amendment of Parent Bylaws.     No later than the second anniversary of the Closing Date, the Parent Board shall have taken such action as is reasonably necessary to amend the Bylaws of the Parent to prohibit a single Person from simultaneously being Chairman of the Parent Board and Chief Executive Officer of the Parent.

        Section 5.24    Amendment of Company Charter and Termination of Investor's Rights Agreement.     At or prior to the Effective Time, the Company Board and Company Stockholders shall have taken such action as is necessary to terminate the Company Investor's Rights Agreement and to amend the Company Charter to the extent necessary to provide for the conversion of the Company Capital Stock into shares of the Parent Common Stock pursuant to the Per Share Amounts contemplated hereby. Such amendment of the Company Charter shall be reasonably acceptable to Parent.

        Section 5.25    Roland and Series F Releases.     The Company shall use its reasonable best efforts to obtain the Roland Release and the Series F Releases.

Article 6.
Closing Conditions

        Section 6.1    Conditions to Obligations of Each Party Under This Agreement.     The respective obligations of each party to effect the Merger and the other transactions contemplated herein shall be subject to the satisfaction at or prior to the Effective Time of the following conditions, any or all of which may be waived, in whole or in part, to the extent permitted by applicable Law:

          Section 6.1.1    Effectiveness of the Registration Statement.    The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or, to the Knowledge of Parent or the Company, threatened by the SEC.

          Section 6.1.2    Stockholder Approval.    The Company Stockholder Approval and the Parent Stockholder Approval shall have been obtained.

          Section 6.1.3    No Order.    No Governmental Authority, nor any federal or state court of competent jurisdiction or arbitrator shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or arbitration award or finding or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement or any Ancillary Agreement.

          Section 6.1.4    Exchange Listing.    The shares of Parent Common Stock issuable to the stockholders of the Company in the Merger shall have been approved for listing on NASDAQ, subject to official notice of issuance.

          Section 6.1.5    Parent Financing.    The Parent Financing shall have been obtained.

        Section 6.2    Additional Conditions to Obligations of Parent and Merger Sub.     The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

          Section 6.2.1    Representations and Warranties.    Each of the representations and warranties of the Company contained in this Agreement and each Ancillary Agreement shall be true and correct in all respects (without regard to any materiality qualifications contained therein) as of the date of the Initial Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date need only speak to that date), unless the failure to be true and correct would not constitute a Company Material Adverse Effect. Parent shall have received a certificate of the of the Chief Operating Officer or other authorized executive officer of the Company to that effect.

          Section 6.2.2    Agreements and Covenants.    The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Effective Time. Parent shall have received a certificate of the Chief Operating Officer or other authorized executive officer of the Company to that effect.

          Section 6.2.3    Company Material Adverse Effect.    Since the date of the Initial Merger Agreement, there shall not have occurred a Company Material Adverse Effect.

          Section 6.2.4    Consents and Approvals.    All consents, approvals and authorizations listed on Section 6.2.4 of the Company Disclosure Letter shall have been obtained.

          Section 6.2.5    Court Proceedings.    No action or claim shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (a) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement, (b) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following consummation thereof or (c) affect adversely the right or powers of Parent to own, operate or control the Company, and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

          Section 6.2.6    Dissenting Stockholders.    The Dissenting Shares shall not represent shares of Company Capital Stock that would be entitled to receive in excess of 5% of the aggregate merger Consideration if such shares were not Dissenting Shares.

          Section 6.2.7    Reserved.

          Section 6.2.8    Company Releases.    The Company Releases shall be in full force and effect and be legal, valid, binding and enforceable by the Company and, as of and after the Effective Time, by the Surviving Corporation, against the signatories thereof.

          Section 6.2.9    Ancillary Agreements.    The Lockup Agreement shall have been executed and delivered to Parent by CrossPoint Venture Partners and its affiliates who are Company Stockholders.

          Section 6.2.10    Merger Consideration.    The number of shares of Parent Common Stock into which the Company Capital Stock will be converted in the Merger will not exceed 52,062,712 (subject to Section 2.1.6).

        Section 6.3    Additional Conditions to Obligations of the Company.     The obligation of the Company to effect the Merger and the other transactions contemplated herein are also subject to the following conditions:

          Section 6.3.1    Representations and Warranties.    Each of the representations and warranties of Parent and Merger Sub contained in this Agreement and each Ancillary Agreement shall be true and correct in all respects (without regard to any materiality qualifications contained therein) as of the date of the Initial Merger Agreement and as of the Closing Date as though made on and as of the Closing Date (except that those representations and warranties that address matters only as of a particular date need only be true and correct as of such date), unless the failure to be true and correct would not constitute a Parent Material Adverse Effect. The Company shall have received a certificate of the Chief Executive Officer or Chief Financial Officer of Parent to that effect.

          Section 6.3.2    Agreements and Covenants.    Parent shall have performed or complied in all material respects with all agreements and covenants required by this Agreement and each Ancillary Agreement to be performed or complied with by it on or prior to the Effective Time. The Company shall have received a certificate of a responsible officer of Parent to that effect.

          Section 6.3.3    No Parent Material Adverse Effect.    Since the date of the Initial Merger Agreement, there shall not have occurred any Parent Material Adverse Effect.

          Section 6.3.4    Consents and Approvals.    All consents, approvals and authorizations listed on Section 6.3.4 of the Parent Disclosure Letter shall have been obtained.

          Section 6.3.5    Court Proceedings.    No action or claim shall be pending or threatened before any court or quasi-judicial or administrative agency of any federal, state, local or foreign jurisdiction or before any arbitrator wherein an unfavorable injunction, judgment, order, decree, ruling or charge would (a) prevent consummation of any of the transactions contemplated by this Agreement or any Ancillary Agreement or (b) cause any of the transactions contemplated by this Agreement or any Ancillary Agreement to be rescinded following consummation thereof and no such injunction, judgment, order, decree, ruling or charge shall be in effect.

          Section 6.3.6    Resignation or Removal of Parent Directors and Officers; Election of New Directors and Officers.    Each of Parent's directors that is not a Continuing Director shall have tendered their resignation to the Parent Board or have been otherwise removed and the persons identified in Section 5.20 shall be or have been appointed as the directors and officers of Parent (and, if applicable, its Subsidiaries) effective as of the Effective Time.

          Section 6.3.7    Ancillary Agreements.    The Standstill and Registration Rights Agreement shall have been executed and delivered by Scott Ginsburg to the Company.

Article 7.
Termination, Amendment and Waiver

        Section 7.1    Termination.     This Agreement may be terminated, and the Merger contemplated hereby may be abandoned, at any time prior to the Effective Time, by action taken or authorized by the Board of Directors of the terminating party or parties:

          Section 7.1.1     By mutual written consent of Parent and the Company;

          Section 7.1.2     By either the Company or Parent if the Merger shall not have been consummated prior to June 30, 2006; provided, however, that the right to terminate this Agreement under this Section 7.1.2 shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to occur on or before such date;

          Section 7.1.3     By either the Company or Parent if either party receives notice from the other pursuant to Section 5.9.3 that such other party intends to file for protection under federal bankruptcy laws or similar state laws relating to bankruptcy, insolvency, reorganization, moratorium or similar laws or if any Governmental Authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement or any Ancillary Agreement, and such order, decree, ruling or other action shall have become final and nonappealable (which order, decree, ruling or other action the parties shall have used their reasonable best efforts to resist, resolve or lift, as applicable, subject to the provisions of Section 5.8);

          Section 7.1.4     By either Parent or the Company if the Company Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof; provided that if this Agreement is then terminable pursuant to Section 7.1.6 by Parent, Company shall not have a right to terminate under this Section 7.1.4;

          Section 7.1.5     By the Company if the Parent Stockholder Approval shall not have been obtained by reason of the failure to obtain the required vote at a duly held meeting of stockholders or at any adjournment thereof;

          Section 7.1.6     By Parent if (a) the Company Board shall have withdrawn, or adversely modified, its recommendation of the Merger or this Agreement (or determined to do so); (b) the Company Board shall have failed upon Parent's request, in response to notification by the Company pursuant to Section 5.8.2 that it has received an Acquisition Proposal containing a proposed acquisition price, to reconfirm its recommendation of the Merger or this Agreement (or determined to do so) within ten days after such request (or such shorter period of time as may exist between such request and the second business day preceding the Company Stockholders' Meeting); (c) the Company Board shall have determined to recommend to the Company Stockholders that they approve an Acquisition Proposal other than that contemplated by this Agreement or shall have determined to accept a Superior Proposal; (d) any person (other than Parent or an affiliate of Parent) or group becomes after the date of the Initial Merger Agreement the beneficial owner of 20% or more of the outstanding shares of Company Common Stock; or (e) for any reason within its control the Company fails to call or hold the Company Stockholders' Meeting on or before the date of the Parent Stockholder Meeting;

          Section 7.1.7     By Parent, if a Company Material Adverse Effect has occurred and has not been cured within a reasonable period of time or (a)(i) there shall be breached any covenant or agreement of the Company set forth in this Agreement or any Ancillary Agreement and such breach is not the result of Parent's failure to fulfill any of its covenants or agreements under this Agreement, (ii) any representation or warranty of the Company set forth in this Agreement or any Ancillary Agreement that is qualified as to materiality shall have become untrue, or (iii) any representation or warranty of the Company set forth in this Agreement or any Ancillary Agreement that is not so qualified shall have become untrue in any material respect, (b) such breach or misrepresentation is not cured within 10 days after written notice thereof, and (c) such breach or misrepresentation would cause the conditions set forth in Section 6.2.1 or Section 6.2.2 not to be satisfied;

          Section 7.1.8     By the Company, if a Parent Material Adverse Effect has occurred and has not been cured within a reasonable period of time or if (a)(i) there shall be breached any covenant or agreement of Parent or Merger Sub set forth in this Agreement or any Ancillary Agreement and such breach is not the result of the Company's failure to fulfill any of its covenants or agreements under this Agreement, (ii) any representation or warranty of Parent or Merger Sub that is qualified as to materiality shall have become untrue, or (iii) any representation or warranty of Parent or Merger Sub that is not so qualified shall have become untrue in any material respect, (b) such breach or misrepresentation is not cured within 10 days after written notice thereof, and (c) such breach of misrepresentation would cause the conditions set forth in Section 6.3.1 or Section 6.3.2 or not to be satisfied; or

          Section 7.1.9     By the Company if (a) the Parent Board shall have withdrawn, or adversely modified, its recommendation in favor of the Parent Stockholder Approval (or determined to do so); (b) the Parent Board shall have failed upon the Company's request, in response to notification by the Parent pursuant to Section 5.8.5 that it has received an Acquisition Proposal containing a proposed acquisition price, to reconfirm its recommendation in favor of the Parent Stockholder Approval (or determined to do so) within ten days after such request (or such shorter period of time as may exist between such request and the second business day preceding the Parent Stockholders' Meeting); (c) the Parent Board shall have determined to recommend to the Parent Stockholders that they approve an Acquisition Proposal; (d) the Parent Board shall have caused the Parent to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement related to any Acquisition Proposal; or (e) for any reason within its control the Parent fails to call or hold the Parent Stockholders' Meeting as contemplated hereby.

        Section 7.2    Effect of Termination.

          Section 7.2.1    Limitation on Liability.    In the event of termination of this Agreement by either the Company or Parent as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Parent or the Company or their respective Subsidiaries, officers or directors except with respect to Section 5.6, Section 5.7, Section 5.12, this Section 7.2 and Article 8.

          Section 7.2.2    Parent Expenses.    Parent and the Company agree that if this Agreement is terminated pursuant to Section 7.1.6 or 7.1.7, then the Company shall pay Parent an amount equal to the sum of Parent's Expenses up to an amount equal to $1,000,000.

          Section 7.2.3    Company Expenses.    Parent and the Company agree that if this Agreement is terminated pursuant to Section 7.1.8 or Section 7.1.9, then Parent shall pay to the Company an amount equal to the sum of the Company's Expenses up to an amount equal to $1,000,000.

          Section 7.2.4    Payment of Expenses.    Payment of Expenses pursuant to Section 7.2.2 or Section 7.2.3 shall be made not later than two business days after delivery to the other party of notice of demand for payment and a documented itemization setting forth in reasonable detail all Expenses of the party entitled to receive payment (which itemization may be supplemented and updated from time to time by such party until the 60th day after such party delivers such notice of demand for payment, but only for amounts incurred prior to the date of termination). In any proceedings concerning payment of amounts due under this Section 7.2, the party prevailing in such proceeding shall be entitled to recover its Expenses from the other party incurred in connection therewith.

          Section 7.2.5    Termination Fee.    In addition to any payment required by the foregoing provisions of this Section 7.2, (i) in the event that this Agreement is terminated pursuant to Section 7.1.6 or Section 7.1.7, then the Company shall pay to Parent immediately upon such termination, in the case of a termination by the Company, or within two business days thereafter, in the case of a termination by Parent, a termination fee of $2,000,000, and (ii) in the event that this Agreement is terminated pursuant to Section 7.1.8 or Section 7.1.9, then Parent shall pay to the Company immediately upon such termination, a termination fee of $2,000,000.

          Section 7.2.6    All Payments.    All payments under Section 7.2 shall be made by wire transfer of immediately available funds to an account designated by the party entitled to receive payment. Each of the Parent and the Company acknowledges that the payment covenants provided for in this Section 7.2 are an integral part of this Agreement and constitute liquidated damages and not a penalty, and that, without these covenants, neither party would have entered into this Agreement. In the event that either party is required to pay amounts pursuant to this section 7.2, such payments (made in compliance with the terms hereof) shall be the recipient's exclusive remedy for termination and/or breach of this Agreement.

        Section 7.3    Amendment.     This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the Company Stockholders or obtaining the Parent Stockholder Approval, no amendment may be made without further stockholder approval, which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by such stockholders. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

        Section 7.4    Waiver.     At any time prior to the Effective Time, any party hereto may (a) extend the time for the performance of any of the obligations or other acts of the other party hereto, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) waive compliance by the other party with any of the agreements or conditions contained herein; provided, however, that after any approval of the transactions contemplated by this Agreement by the stockholders of the Company or obtaining the Parent Stockholder Approval, there may not be, without further approval of such stockholders, any extension or waiver of this Agreement or any portion thereof which, by Law or in accordance with the rules of any relevant stock exchange, requires further approval by the Company Stockholders or the Parent Stockholders. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

        Section 7.5    Fees and Expenses.     Subject to Section 7.2.1, Section 7.2.2 and Section 7.2.3 hereof, all expenses incurred by the parties hereto shall be borne solely and entirely by the party which has incurred the same; provided, however, that Parent shall pay the expenses related to printing, filing and mailing the Registration Statement and the Proxy Statement and all SEC and other regulatory filing fees incurred in connection with the Registration Statement and the Proxy Statement.

Article 8.
General Provisions

        Section 8.1    General Survival.     The parties agree that, regardless of any investigation made by the parties, the representations and warranties of the parties contained in this Agreement shall survive the execution and delivery of this Agreement for a period beginning on the date of the Initial Merger Agreement and ending at the Effective Time. All of the covenants, agreements and obligations of the parties contained in this Agreement or any other document, certificate, schedule or instrument delivered or executed in connection herewith shall survive (a) until fully performed or fulfilled, unless non-compliance with such covenants, agreements or obligations is waived in writing by the party or parties entitled to such performance or (b) if not fully performed or fulfilled, until the expiration of the relevant statute of limitations.

        Section 8.2    Notices.     Any notices or other communications required or permitted under, or otherwise in connection with this Agreement, shall be in writing and shall be deemed to have been duly given when delivered in person or upon confirmation of receipt when transmitted by facsimile transmission, or on receipt after dispatch by registered or certified mail, postage prepaid, addressed, or on the next business day if transmitted by national overnight courier, in each case as follows:

        If to Parent or Merger Sub, addressed to it at:

    Digital Generation Systems, Inc.
    750 West John Carpenter Freeway
    Suite 700
    Irving, TX 75039
    Attn: Chief Financial Officer
    Facsimile: (972) 581-2100

        with a mandated copy to:

    Latham & Watkins LLP
    555 Eleventh Street, N.W.
    Tenth Floor
    Washington, D.C. 20004
    Attention: Raymond B. Grochowski
    Facsimile: (202) 637-2201

        If to the Company, addressed to it at:

    FastChannel Network, Inc.
    250 First Avenue
    Suite 201
    Needham, MA 02494
    Attn: Chief Financial Officer
    Facsimile: (781) 898-6501

        with a mandated copy to:

    Nutter, McClennen & Fish, LLP
    155 Seaport Boulevard
    Boston, MA 02210
    Attn: Joseph E. Mullaney III
    Facsimile: (617) 310-9299

        Section 8.3    Definitions.     The following terms, as used herein, shall have the following meanings:

          "Acquisition Proposal" means, with respect to a Person, any offer or proposal concerning any (A) merger, consolidation, business combination, or similar transaction involving such Person or any of its Subsidiaries, (B) sale, lease or other disposition directly or indirectly by merger, consolidation, business combination or share exchange, joint venture or otherwise of assets of such Person or any of its Subsidiaries representing 20% or more of the consolidated assets of such Person and its Subsidiaries, (C) issuance, sale or other disposition of (including by way of merger, consolidation, business combination, share exchange, joint venture or any similar transaction) securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for such securities) representing 20% or more of the voting power of such Person or any of its Subsidiaries, (D) transaction in which any person shall acquire beneficial ownership, or the right to acquire beneficial ownership, or any group shall have been formed which beneficially owns or has the right to acquire beneficial ownership of 20% or more of the outstanding voting capital stock of such Person or any of its Subsidiaries or (E) any combination of the foregoing, provided, however, that any proposal or transaction involving the refinancing of the existing debt of such Person otherwise permitted by this Agreement.

          "Acquisition" has the meaning assigned to it in Section 3.25.

          "Action" means any action, charge, claim, dispute, proceeding, suit, hearing, litigation, audit or investigation (whether civil, criminal, administrative, judicial or investigative), or any appeal therefrom.

          "Affiliate" means, with respect to any Person, (i) if such Person is a natural Person, a spouse of such Person, or any child or parent of such Person, (ii) if such Person is not a natural Person, any Director or officer of such Person and any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such Person.

          "Agreement" means this Second Amended and Restated Agreement and Plan of Merger and shall include the Company Disclosure Letter and Parent Disclosure Letter and the Exhibits attached hereto.

          "Ancillary Agreements" means the Ginsburg Voting Agreement, the Standstill and Registration Rights Agreement, the Company Stockholder Voting Agreement, the Lockup Agreement, the Ginsburg Employment Agreement and the Choucair Employment Agreement.

          "Antitrust Law" means and includes the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act and the EC Merger Regulations, in each case as amended, and all other federal, state or foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to regulate competition or investment (foreign or otherwise) or to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

          "Approval" means any approval, authorization, consent, license, franchise, order, registration, permit or other confirmation of or by, or filing with, a Person.

          "Cleanup" means all actions required to: (a) cleanup, remove, treat or remediate Hazardous Materials in the environment; (b) prevent the Release of Hazardous Materials so that they do not migrate, endanger or threaten to endanger public health or welfare or the environment; (c) perform pre-remedial studies and investigations and post-remedial monitoring and care; or (d) respond to any government requests for information or documents in any way relating to cleanup, removal, treatment or remediation or potential cleanup, removal, treatment or remediation of Hazardous Materials in the environment.

          "Closing Date" means the date on which the Effective Time occurs.

          "Combined Indebtedness" means the Existing Company Indebtedness, and any indebtedness incurred by the Company pursuant to Section 5.1(e)(ii) and the Existing Parent Indebtedness, and any indebtedness incurred by Parent pursuant to Section 5.2(e)(ii).

          "Common Stock" means the common stock, par value $0.01 per share, of the Company.

          "Company Common Stock" means the Common Stock and Class B Common Stock (nonvoting), collectively.

          "Company Investor's Rights Agreement" means that certain Fourth Amended and Restated Investor's Rights Agreement, dated September 9, 2004, by and among the Company and certain holders of the Company Preferred Stock and the holders of other equity instruments of the Company.

          "Company Owned Intellectual Property" means all Intellectual Property owned by the Company or any Subsidiary and the rights of the Company or any Subsidiary under any License Agreement granting rights in Intellectual Property owned by third Persons, in each case to the extent that such Intellectual Property is reasonably necessary for the conduct of the Company's business as it is currently conducted.

          "Company Releases" means general, full and complete releases and waivers of liability with respect to the Company to be executed by Michael Greenlees and Dean McCausland and delivered to the Company prior to or upon the execution hereof, it being understood that the Company Releases contain non-competition and confidentiality provisions.

          "Company Stock Option Plan" means the FastChannel 2000 Stock Option and Incentive Plan, the adDIRECT 1995 Plan, the adDIRECT 2000 Plan and the 1999 Stock Option Plan of CMI.

          "Company Stockholder Approval" means the vote by the requisite vote of Company Stockholders to approve and adopt this Agreement, the Merger and the transactions contemplated hereby, any other actions to be taken hereunder in connection with the Merger and such other matters as the Company may otherwise deem necessary or advisable in connection therewith.

          "Company Stockholder" means a holder of Company Common Stock.

          "Copyrights" means all copyrights, whether or not registered, including, but not limited to, any moral rights and rights of attribution and integrity, the content contained on any World Wide Web site, registrations and applications for any of the foregoing, and the right to sue for past infringement thereof.

          "Director" means, as to a Person that is a corporate entity, a member of the Board of Directors of such entity.

          "Environmental Claim" means any Action, investigation or notice (written or oral) by any Person alleging potential Liability (including potential Liability for investigatory costs, Cleanup costs, governmental response costs, natural resources damages, property damages, personal injuries, or penalties) arising out of, based on or resulting from (a) the presence, Release or threatened

  Release of any Hazardous Materials at any location, whether or not owned or operated by the Company, or (b) circumstances forming the basis of any violation, or alleged violation, of any Environmental Law.

          "Environmental Laws" means all federal, state, local and foreign Laws and regulations relating to pollution or protection of human health or the environment, including Laws relating to Releases or threatened Releases of Hazardous Materials or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, transport or handling of Hazardous Materials and all Laws with regard to recordkeeping, notification, disclosure and reporting requirements respecting Hazardous Materials, and all Laws relating to endangered or threatened species of fish, wildlife and plants and the management or use of natural resources.

          "Exchange Act" means The Securities Exchange Act of 1934, as amended, and the rules and regulations thereto.

          "Existing Company Indebtedness" means the indebtedness of the Company under those agreements identified under the caption "Financing Arrangements" in Section 3.10.4 of the Company Disclosure Letter (the "Existing Company Indebtedness").

          "Existing Parent Indebtedness" means the indebtedness of Parent under that certain Third Amended and Restated Credit Agreement between Parent, and JPMorgan Chase Bank N.A., dated April 15, 2004 (as amended).

          "Expenses" includes all reasonable out of pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Registration Statement and the solicitation of shareholder approvals and all other matters related to the transaction contemplated hereto.

          "GAAP" means United States generally accepted accounting principles.

          "Governmental Authority" means any United States or non-U.S. federal, state, local or other governmental, administrative or regulatory authority, body, agency, court, tribunal or similar entity.

          "Hazardous Materials" means all substances defined as "Hazardous Substances", "Oils", "Pollutants" or "Contaminants" in the National Oil and Hazardous Substances Pollution Contingency Plan, 40 C.F.R. $300.5, all substances defined as such by, or regulated as such under, any Environmental Law and toxic mold.

          "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereto.

          "Intellectual Property" means all Copyrights, Patents, Trademarks, Trade Secrets and Rights of Publicity, including all of the foregoing rights in Software.

          "Key Employees" with respect to the Company means John Roland and Lyn Braz and with respect to Parent means Scott Ginsburg and Omar Choucair.

          "Knowledge" with respect to a Person means the facts or other information that are actually known, after reasonable due investigation of the relevant facts and circumstances in question by the Key Employees of such Person.

          "Law" means any non-U.S. or United States federal, state or local law, statute, rule, regulation, ordinance, standard, requirement, administrative ruling, order or process (including any zoning or land use law or ordinance, building code, Environmental Law, securities, stock exchange, blue sky, civil rights, employment, labor or occupational health and safety law or regulation or any law, order, rule or regulation applicable to federal contractors) or administrative interpretation thereof, and any court, or arbitrator's order or process.

          "Liability" means any debt, liability, commitment or obligation of any kind, character or nature whatsoever, whether known or unknown, secured or unsecured, fixed, absolute, contingent or otherwise, and whether due or to become due.

          "License Agreements" means all agreements (including any licenses, outstanding decrees, orders, judgments, covenants not to sue, settlement agreements or stipulations) to which a Person or any Subsidiary of such Person is a party or otherwise bound (whether between such Person or any of its Subsidiaries and an independent Person or intercompany), which contain provisions (a) granting to such Person or any of its Subsidiaries rights in any Intellectual Property, (b) granting to third Persons any rights in any Intellectual Property owned by such Person or its Subsidiary, or (c) restricting such Person's or its Subsidiary's right to use any Intellectual Property.

          "Lien" means any lien, statutory lien, pledge, mortgage, security interest, charge, encumbrance, easement, right of way, covenant, claim, restriction, right, option, conditional sale or other title retention agreement of any kind or nature.

          "Merger" has the meaning assigned to it in the Preamble.

          "NASDAQ" means the NASDAQ National Market.

          "Other Filings" means any filings, other than the Registration Statement or the Proxy Statement, with any Governmental Authority, necessary to effectuate the Merger or otherwise necessary to comply with securities Laws.

          "Parent Board" means the Board of Directors of Parent.

          "Parent Common Stock" means the common stock, par value $0.001 per share, of Parent.

          "Parent Owned Intellectual Property" means all Intellectual Property owned by Parent or any Subsidiary and the rights of Parent or any Subsidiary under any License Agreement granting rights in Intellectual Property owned by third Persons, in each case to the extent that such Intellectual Property is reasonably necessary for the conduct of the Parent's business as it is currently conducted.

          "Parent Stockholder Approval" means the vote by the requisite vote of Parent Stockholders to approve and adopt this Agreement, the Merger and the transactions contemplated hereby, any other actions to be taken hereunder in connection with the Merger and such other matters as Parent may otherwise deem necessary or advisable in connection therewith.

          "Parent Stockholder" means a holder of Parent Common Stock.

          "Patents" means all patents and industrial designs, including any continuations, divisionals, continuations-in-part, renewals, reissues and applications for any of the foregoing, and the right to sue for past infringement thereof.

          "Person" means any individual, partnership, corporation, limited liability company, association, business trust, joint venture, governmental entity, business entity or other entity of any kind or nature, including any business unit of such Person.

          "Release" means any release, spill, emission, discharge, leaking, pumping, injection, deposit, disposal, dispersal, leaching or migration into the environment (including ambient air, surface water, groundwater and surface or subsurface strata) or into or out of any property, including the movement of Hazardous Materials through or in the air, soil, surface water, groundwater or property.

          "Rights of Publicity" means rights of publicity and privacy relating to the use of the names, likenesses, voices, signatures and biographical information of real persons.

          "Roland Release" means the releases and waivers of any liability with respect to the Company in respect of the cancellation of certain shares of restricted Company Common Stock issued to John Roland to be executed by John Roland in a form reasonably acceptable to Parent and delivered to the Company.

          "SEC" means the Securities and Exchange Commission.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations thereto.

          "Series B Common Stock" means the Class B Common Stock, par value $0.01 per share, of the Company.

          "Series F Release" means the releases and waivers of any liability with respect to the Company in respect of liability related to the sale and issuance of the Series F Preferred Stock to be executed by the holders of the Series F Preferred Stock in a form reasonably acceptable to Parent and delivered to the Company.

          "Software" means all (a) computer programs, including, but not limited to, any and all software implementation of algorithms, models and methodologies, whether in source code or object code form, (b) databases and compilations, including, but not limited to, any and all data and collections of data, and (c) all documentation, including, but not limited to, user manuals and training materials, whether in hardcopy, electronic, or other form relating to any of the foregoing.

          "Subsidiary" when used with respect to any Person means any other Person, whether incorporated or unincorporated, of which (a) more than fifty percent of the securities or other ownership interests, (b) securities or other interests having by their terms ordinary voting power to elect more than fifty percent of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly owned or controlled by such Person or by any one or more of its Subsidiaries, or (c) such person or any other Subsidiary of such person is the general partner (excluding partnerships, the general partnership interests of which held by such party and/or one or more of its Subsidiaries do not have a majority of the voting interest in such partnership).

          "Superior Proposal" means a bona fide Acquisition Proposal for at least 50% of the voting power of the Company's capital stock or 50% of the Company's consolidated assets, made by a third party that was not solicited by the Company, any Company Subsidiary, any Company Representatives or any other affiliates, that contains no financing contingency and for which financing is reasonably determined to be available by the Company Board, after consultation with the Company's financial advisor, taking into account, to the extent deemed appropriate by the Company Board, the various legal, financial and regulatory aspects of the proposal and the person making such proposal (A) if accepted, is reasonably likely to be consummated, and (B) if consummated would result in a transaction that is more favorable to the Company Stockholders, from a financial point of view, than the transactions contemplated by this Agreement.

          "Tax Period" means with respect to any Tax, the period for which the Tax is reported as provided under the applicable Tax Law.

          "Tax Return" means any U.S. federal, state, local or foreign return, declaration, report, claim for refund, amended return, declaration of estimated Tax or information return or statement relating to Taxes, and any schedule, exhibit, attachment or other materials submitted with any of the foregoing, and any amendment thereto.

          "Tax" or "Taxes" means any federal, state, local or foreign net or gross income, gross receipts, sales, use, ad valorem, transfer, franchise, license, withholding, payroll, employment, excise, severance, stamp, occupation, premium, personal property, real property, capital stock, profits, social security (or similar), unemployment, disability, registration, value added, estimated, alternative or add-on minimum taxes, customs duties or other taxes, fees, assessments or charges of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any governmental authority, whether as a primary obligor or as a result of being a "transferee" (within the meaning of Section 6901 of the Code or any other applicable law) of another person or a member of an affiliated, consolidated, unitary or combined group. "Tax Law" means the Law (including any applicable regulations or any administrative pronouncement) of any Governmental Authority relating to any Tax.

          "Technology" means all tangible embodiments or instantiations of any of the following, in any format or medium: (a) Software; (b) works of authorship other than Software; (c) inventions and improvements, whether or not patentable; (d) Trade Secrets; (e) tools, methods and processes.

          "Trade Secrets" means any and all forms and types of technology, trade secrets and other confidential information, know-how, inventions, proprietary processes, formulae, algorithms, source code, models, and methodologies, in each case which are not publicly known.

          "Trademarks" means all trademarks, service marks, trade names, Internet domain names, designs, logos, emblems, signs or insignia, slogans, and other similar designations of source or origin general intangibles of like nature, together with all goodwill of the Company or any Subsidiary symbolized by any of the foregoing, registrations and applications for any of the foregoing, and the right to sue for past infringement thereof.

        Section 8.4    Accounting Terms.     All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP consistently applied.

        Section 8.5    Certain Terms.     The terms "hereof," "herein" and "hereunder" and terms of similar import are references to this Agreement as a whole and not to any particular provision of this Agreement. The term "including" as used in this Agreement is used to list items by way of example and shall not be deemed to constitute a limitation of any term or provision contained herein. As used in this Agreement, the singular or plural number shall be deemed to include the other whenever the context so requires. Article, Section, clause and Schedule references contained in this Agreement are references to Articles, Sections, clauses and Schedules in or to this Agreement, unless otherwise specified.

        Section 8.6    Terms Defined Elsewhere.     The following terms are defined elsewhere in this Agreement, as indicated below:

"Annual Financial Statement"	Section 3.8.
"Assets"	Section 3.18
"Audits"	Section 3.14.5
"Budget"	Section 5.1.5
"Capital Securities"	Section 3.5.1
"Certificate of Merger"	Section 1.2
"Certificates"	Section 2.2.2
"Choucair Employment Agreement"	Section 5.21
"Closing Notice"	Section 2.1.1
"Closing Parent Common Stock Price"	Section 2.1.1
"Code"	Recitals
"Company"	Preamble
"Company Board"	Section 3.3

"Company Capital Stock"	Section 2.1.3
"Company Charter"	Section 3.2
"Company Common Stock	Section 2.1.1
"Company Designees"	Section 5.20.1
"Company Disclosure Letter"	Article 3
"Company Employees"	Section 5.13
"Company Options"	Section 3.4.2
"Company Permits"	Section 3.13.2
"Company Recommendation"	Section 5.7.3
"Company Representatives"	Section 5.6.1
"Company Stockholders' Meeting"	Section 5.5
"Company Stockholder Voting Agreement"	Recitals
"Confidentiality Agreement"	Section 5.6.2
"Continuing Directors"	Section 5.20.1
"Covered Persons"	Section 5.4.4
"D&O Insurance"	Section 5.14.2
"DGCL"	Recitals
"Effective Time"	Section 1.2
"Employee Plans"	Section 3.16.1
"ERISA"	Section 3.16.1
"ERISA Affiliate"	Section 3.16.1
"Excess Shares"	Section 2.2.5.1
"Exchange Agent"	Section 2.2.1
"Exchange Fund"	Section 2.2.1
"Exchange Ratio"	Section 2.1.1
"Financial Statements"	Section 3.8.1
"First Amended and Restated Merger Agreement"	Recitals
"Foreign Benefit Plan"	Section 3.16.9
"Former Employee Plans"	Section 3.16.1
"Ginsburg Employment Agreement"	Section 5.21
"Ginsburg Voting Agreement"	Recitals
"Initial Merger Agreement"	Recitals
"Interim Period"	Section 5.1
"Interim Unaudited Financial Information"	Section 5.19
"Leased Real Property"	Section 3.10.2
"Lockup Agreement"	Recitals
"Material Contracts"	Section 3.10.2
"Merger"	Recitals
"Merger Consideration"	Section 2.1.2
"Merger Sub"	Preamble
"Monthly Unaudited Financial Information"	Section 5.19
"Multiemployer Plan"	Section 3.16.3
"Parent"	Preamble
"Parent Benefit Plans"	Section 5.13
"Parent By-laws"	Section 4.2
"Parent Certificate"	Section 4.2
"Parent Common Stock"	Section 2.1
"Parent Disclosure Letter"	Article 4
"Parent Options"	Section 4.3
"Parent Personal Property Leases"	Section 4.8.1
"Preferred Per Share Amounts"	Section 2.1.2

"Personal Real Property Leases"	Section 4.8.2
"Parent Representatives"	Section 5.6.1
"Parent Stockholder Approval"	Section 4.4
"Parent Stock Option Plans"	Section 5.2(b)
"Parent SEC Filings"	Section 4.7.1
"Personal Property Leases"	Section 3.10.2
"Preferred Conversion"	Recitals
"Pro Rata Portion"	Section 2.2.10
"Proxy Statement"	Section 5.4.1
"Purchase Price"	Section 2.1.1
"Quarterly Unaudited Financial Information"	Section 5.19
"Real Property Leases"	Section 3.10.2
"Releases"	Section 3.29
"Registration Statement"	Section 5.4.1
"Scheduled Contracts"	Section 4.8.4
"Substitute Option Shares"	Section 5.19
"Surviving Corporation"	Section 1.1
"Tax Indemnification Agreement"	Section 3.14.11
"Transfer Agreement"	Recitals
"Treasury Regulations"	Section 3.14.13

        Section 8.7    Rules of Construction.     The parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

        Section 8.8    Descriptive Headings.     Titles and headings to Articles and Sections in this Agreement are inserted for convenience of reference only and are not intended to be a part of or to affect the meaning or interpretation of this Agreement.

        Section 8.9    Severability.     If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

        Section 8.10    Entire Agreement.     This Agreement (together with the Exhibits, Parent Disclosure Letter and Company Disclosure Letter and the other documents delivered pursuant hereto), each Ancillary Agreement and the Confidentiality Agreement constitute the entire agreement of the parties and supersede all prior agreements and undertakings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof, including the Initial Merger Agreement and the First Amended and Restated Merger Agreement, and, except as otherwise expressly provided herein, are not intended to confer upon any other person any rights or remedies hereunder.

        Section 8.11    Assignment.     No party may assign this Agreement without the prior written consent of the other parties, and any such prohibited assignment shall be void. Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the respective legal representatives, successors, assigns, heirs, and devisees of the parties.

        Section 8.12    Parties in Interest.     This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors and assigns, and nothing in this Agreement, express or implied, other than pursuant to Section 5.14 or Section 8.7 is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

        Section 8.13    Governing Law.     This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable conflicts of laws principles thereof.

        Section 8.14    Consent to Jurisdiction.     Each of the parties hereto (i) consents to submit itself to the personal jurisdiction of any Federal court located in the State of Delaware or any Delaware state court in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (ii) agrees that it will not attempt to defeat or deny such personal jurisdiction by motion or other request for leave from any such court and (iii) agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated hereby in any court other than a Federal or State court sitting in the State of Delaware.

        Section 8.15    Jury Trial Waiver.     The parties hereby agree to waive any right to trial by jury with respect to any action or proceeding brought by any party relating to (i) this Agreement and/or any understandings or prior dealings between the parties hereto, or (ii) the Property or any part thereof. The parties hereby acknowledge and agree that this Agreement constitutes a written consent to waiver of trial by jury pursuant to any applicable state statutes.

        Section 8.16    Disclosure.     The Disclosure Letter of each party shall be arranged in sections and subsections corresponding to the sections and subsections with respect to which they provide disclosure. Any matter disclosed in any section of a party's Disclosure Letter shall be considered disclosed for other sections of such Disclosure Letter, but only to the extent it is reasonably apparent from a reading of the disclosure that such disclosure is applicable to such other sections and subsections. The provision of monetary or other quantitative thresholds for disclosure does not and shall not be deemed to create or imply a standard of materiality hereunder.

        Section 8.17    Counterparts.     To facilitate execution, this Agreement may be executed in as many counterparts as may be required. It shall not be necessary that the signatures on behalf of all Parties appear on each counterpart of this Agreement. All counterparts of this Agreement shall collectively constitute a single agreement. Signatures to this Agreement may be transmitted by facsimile and such signatures shall be deemed to be originals.

        Section 8.18    Specific Performance.     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[signature pages follow]

        IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

DIGITAL GENERATION SYSTEMS, INC.
By:	/s/ SCOTT K. GINSBURG Name: Scott K. Ginsburg Title: Chairman and Chief Executive Officer
DG ACQUISITION CORP. IV
By:	/s/ SCOTT K. GINSBURG Name: Scott K. Ginsburg Title: Chairman and Chief Executive Officer
FASTCHANNEL NETWORK, INC.
By:	/s/ LISA C. GALLAGHER Name: Lisa C. Gallagher Title: Co-Chief Executive Officer

Appendix B

[Opinion of Southwest Securities]

December 15, 2005

The Board of Directors
Digital Generation Systems, Inc.
750 West John Carpenter Freeway
Suite 700
Irving, Texas 75039

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to Digital Generation Systems, Inc. (the "Parent") and its stockholders of the consideration to be paid by the Parent in connection with the proposed merger (the "Merger") of DG Acquisition Corp. IV, a wholly owned subsidiary of the Parent ("Merger Sub"), with FastChannel Network, Inc. (the "Company"). Pursuant to the Agreement and Plan of Merger dated as of December 15, 2005 (the "Agreement") among the Parent, the Merger Sub and the Company, the Company will become a wholly owned subsidiary of the Parent, and all outstanding shares of the Company's capital stock will be converted into the right to receive 52,062,712 shares of common stock, par value $.01 per share, of the Parent (the "Merger Consideration"). The terms and conditions of the Merger are more fully set out in the Agreement.

        In the course of performing our review and analysis for rendering this opinion, we have, among other things: (i) reviewed the Agreement; (ii) reviewed certain financial and other data with respect to the Parent and the Company made available to us from published sources and from the internal records of the Parent and the Company; (iii) reviewed certain internal financial analyses and forecasts prepared by the management of the Parent relating to the Parent's and the Company's businesses and the combined business after the Merger, as well as the estimated amount and timing of the cost savings and related expenses and synergies expected to result from the Merger (the "Synergies"); (iv) conducted discussions with members of the senior management and other representatives of the Parent and of the Company; (v) compared certain financial information for the Company with similar information for certain other companies, the securities of which are publicly traded; (vi) reviewed the financial terms, to the extent publicly available, of selected precedent transactions which we deemed generally comparable to the Merger; and (vii) conducted such other financial studies, analyses and investigations and considered such other information as we deemed appropriate.

        In relying on the financial analyses and forecasts provided to us, including with respect to the Synergies, we have assumed that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Parent and the Company as to the future financial performance of both companies and that the Combined Company will perform substantially in accordance with such financial data and estimates. We have further relied on the assurances of senior management of the Parent and the Company that they are unaware of any facts that would make such business prospects and financial outlook incomplete or misleading.

        In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all information that was publicly available or was furnished to us by the Parent and the Company, and we have not assumed responsibility for independently verifying and have not independently verified such information. We have not performed an independent evaluation, physical inspection or appraisal of any of the respective assets or liabilities (contingent or otherwise) of the Parent or the Company, and we

B-1

have not been furnished with any such valuations or appraisals. Additionally, we have not been asked and did not consider the possible effects of any litigation or other legal claims. We have also assumed that the Merger will qualify as a tax-free reorganization for United States federal income tax purposes. We have further assumed that the Merger will be consummated in a timely manner and in accordance with the terms of the Agreement without waiver, modification or amendment of any material term, condition or agreement and that all governmental, regulatory and other consents and approvals necessary for the consummation of the Merger will be obtained without any material adverse effect on the Parent or the Company or on the contemplated benefits of the Merger.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and information available to us, as of the date hereof. We have not undertaken to reaffirm or revise this opinion or otherwise comment upon any events occurring after the date hereof and do not have any obligation to update, revise or reaffirm this opinion.

        Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Parent in connection with its consideration of the Merger. Copies of our opinion may be included in the Parent's proxy statement regarding the Merger and shown to any properly interested regulatory agencies in connection with the Merger; however, copies may not be shown or provided to any other person (except attorneys and accountants for the Parent) without the prior written approval of SWS. Further, our opinion may not be quoted in part, paraphrased, summarized or described in any writing including the proxy statement without the prior written approval of that portion of such writing by SWS.

        Our opinion addresses solely the fairness of the Merger Consideration to be paid pursuant to the Agreement, and does not address any other terms or agreement relating to the Merger or any other matters pertaining to the Parent. Our opinion does not address the merits of the underlying decision by the Parent to engage in the Merger or the relative merits of the Merger compared to any alternative business strategy or transaction in which the Parent might engage. We are not expressing any opinion herein as to the prices or price ranges at which the Parent's common stock has traded or may trade in the future, including subsequent to the completion of the Merger. Our opinion does not constitute a recommendation to any stockholder of Parent as to how such stockholder should vote with respect to the Merger or any other matter.

        We are acting as financial advisor to the Parent in connection with the Merger and will receive a fee for our services that is not contingent upon the consummation of the Merger. In the ordinary course of business, SWS may, for its own account and the accounts of its customers, actively trade the securities of the Parent and, accordingly, may hold a long or short position in such securities.

        Based on our experience as investment bankers and subject to the foregoing, including the various assumptions and limitations set forth herein, it is our opinion that, as of the date hereof, the Merger Consideration to be paid by the Parent pursuant to the Agreement is fair, from a financial point of view, to the Parent and its stockholders.

                      Very truly yours,

                      SOUTHWEST SECURITIES, INC.

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Appendix C

Opinion of Revolution Partners

REVOLUTION PARTNERS, LLC
75 Park Plaza
Boston, MA 02116

December 14, 2005

Board of Directors
FastChannel Network, Inc.
250 First Avenue
Suite 102
Needham, MA 02494

Ladies and Gentlemen:

        We understand that FastChannel Network, Inc. ("Company"), Digital Generation Systems, Inc. ("Parent"), DG Acquisition Corporation IV, a wholly owned subsidiary of Parent ("Merger Sub"), the Shareholders party thereto and the Shareholders Committee identified therein, propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated December 13, 2005 (the "Merger Agreement"), which provides, among other things, for the merger (the "Merger") of the Merger Sub with and into Company. Pursuant to the Merger Agreement, at the effective time the Company will become a wholly-owned subsidiary of Parent and the aggregate number of Parent Common Stock into which Company Capital Stock shall be converted in the Merger shall be 52,062,712 (subject to adjustment upon certain extraordinary events (the "Merger Consideration"). (1) each outstanding share of Company Series A-1 Preferred Stock, par value $.01 per share (the "Series A-1 Preferred Stock"), shall be converted into the right to receive 1.2275 shares of Parent Common Stock; (2) each outstanding share of Company Series B-1 Preferred Stock, par value $.01 per share (the "Series B-1 Preferred Stock"), shall be converted into the right to receive 1.3093 shares of Parent Common Stock; (3) each outstanding share of Company Series C-1 Preferred Stock, par value $.01 per share (the "Series C-1 Preferred Stock"), shall be converted into the right to receive 1.9520 shares of Parent Common Stock; (4) each outstanding share of Company Series D-1 Preferred Stock, par value $.01 per share (the "Series D-1 Preferred Stock"), shall be converted into the right to receive 1.4975 shares of Parent Common Stock; (5) each outstanding share of Company Series E-1 Preferred Stock, par value $.01 per share (the "Series E-1 Preferred Stock"), shall be converted into the right to receive 1.4272 shares of Parent Common Stock; (6) each outstanding share of Company Series F Preferred Stock, par value $.01 per share (the "Series F Preferred Stock"), shall be converted into the right to receive 1.1459 shares of Parent Common Stock; and (7) each outstanding share of Company Common Stock, par value $0.01 per share (the "Company Common Stock"), other than shares held in treasury or held by Parent or any affiliate of Parent or the Company and in each case not held on behalf of third parties, will be converted into the right to receive the number of Shares of Parent Common Stock obtained by (a) subtracting (i) the aggregate number of shares of Parent Common Stock issuable to holders of Company Preferred Stock from (ii) the Merger Consideration divided by (b) the number of shares of Company Common Stock outstanding immediately prior to the effective time.

        The terms and conditions of the Merger are more fully set forth in the Merger Agreement. Capitalized terms not defined herein shall have the meaning ascribed to them in the Merger Agreement.

        You have asked for our opinion as to whether the aggregate consideration to be received by the Company's stockholders pursuant to the Merger Agreement is fair from a financial point of view to such stockholders.

        For purposes of the opinion set forth herein, we have:

    (i)
    reviewed certain publicly available business and financial information relating to the Company and Parent;

    (ii)
    reviewed certain internal financial statements and other financial and operating data concerning the Company and Parent prepared by the management of the Company and Parent, respectively;

    (iii)
    reviewed certain financial projections prepared by the management of the Company and Parent, respectively;

    (iv)
    discussed the past and current operations and financial condition and the prospects of the Company and Parent, including information relating to certain strategic, financial and operational benefits anticipated from the Merger, with senior executives of the Company and Parent, respectively;

    (v)
    compared the financial performance of the Company and Parent with that of certain other comparable publicly-traded companies and their securities;

    (vi)
    reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

    (vii)
    participated in discussions and negotiations among representatives of the Company and Parent and their financial and legal advisors;

    (viii)
    reviewed the Merger Agreement, and certain related documents;

    (ix)
    discussed with the management of Company and Parent the strategic rationale for the Merger, including the existing and anticipated future relationship between the Company and Parent; and

    (x)
    performed such other analyses and considered such other factors as we have deemed necessary or appropriate to render this opinion.

        We have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information reviewed by us for the purposes of this opinion. With respect to the financial projections, including information relating to certain strategic, financial and operational benefits anticipated from the Merger that we have discussed with you, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the future financial performance of the Company and Parent. We have also relied without independent verification on the assessment by the managements of the Company and Parent on the strategic rationale for the Merger, including their assessment of the existing and anticipated future relationship between the Company and Parent. In addition, we have relied upon the assessment by the managements of the Company and Parent of their ability to retain key employees of the Company and Parent. We have also relied upon, without independent verification, the assessment by the managements of the Company and Parent of the timing and risks associated with the integration of the Company and Parent and the validity of, and risks associated with, the Company's and Parent's existing and future technologies, services or business models. Nothing has come to our attention in the course of our engagement which would lead us to believe that any of such assumptions or assessments do not afford reasonable grounds upon which to base our opinion. In addition, we have not been requested to make, and have not made, an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of the Company or Parent.

        In addition, we have assumed that the Merger will be consummated in accordance with the terms set forth in the Merger Agreement. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have acted as financial advisor to the Company in connection with the Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. We will receive a portion of our fee upon delivery of this opinion.

        It is understood that this letter is for the information of the Board of Directors of the Company and may not be used for any other purpose without our prior written consent; provided, however, we consent to the dissemination of a copy of this letter and a description of its contents to the Company's stockholders. Notwithstanding the foregoing, Revolution Partners, LLC expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders' meeting held in connection with the Merger.

        Based on and subject to the foregoing, we are of the opinion on the date hereof that the aggregate consideration to be received by the Company's stockholders, as determined using the average of the closing price on the five trading days ending December 12, 2005, of Parent Common Stock, pursuant to the Merger Agreement is fair from a financial point of view to such stockholders.

Very truly yours,
REVOLUTION PARTNERS, LLC

Appendix D

THE GENERAL CORPORATION LAW

OF

THE STATE OF DELAWARE

SECTION 262 APPRAISAL RIGHTS.

        (a)   Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

        (b)   Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 257, § 258, § 263 or § 264 of this title:

    (1)
    Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of § 251 of this title.

    (2)
    Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

    a.
    Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

    b.
    Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

      c.
      Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

      d.
      Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

    (3)
    In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

        (c)   Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

        (d)   Appraisal rights shall be perfected as follows:

    (1)
    If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

    (2)
    If the merger or consolidation was approved pursuant to § 228 or § 253 of this title, then, either a constituent corporation before the effective date of the merger or consolidation, or the surviving or resulting corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

        (e)   Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

        (f)    Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by one or more publications at least one week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

        (g)   At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

        (h)   After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

        (i)    The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

        (j)    The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

        (k)   From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

        (l)    The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

Appendix E

FORM OF
CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
FASTCHANNEL, INC.
(originally incorporated as adDIRECT, Inc.)

        FASTCHANNEL, Inc., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), does hereby certify:

        1.     That the Second Amended and Restated Certificate of Incorporation of the Company is hereby amended by deleting ARTICLE FOUR, SECTION B, SUBSECTION 3 in its entirety and substituting in lieu thereof the new ARTICLE FOUR, SECTION B, SUBSECTION 3 as set forth in the text of the Amendment to Certificate of Incorporation attached as Exhibit A hereto.

        2.     That the Board of Directors of the Company (the "Board"), by the unanimous written consent of its members dated January 13, 2006, filed with the minutes of the Board, adopted a resolution proposing and declaring advisable the aforesaid amendment to the Company's Second Amended and Restated Certificate of Incorporation in accordance with Sections 141 and 242 of the General Corporation Law of the State of Delaware.

        3.     That at a duly called special meeting of stockholders of the Company held on                 , 2006, the stockholders of the Company duly approved the aforesaid amendment to the Company's Second Amended and Restated Certificate of Incorporation in accordance with Sections 211 and 242 of the General Corporation Law of the State of Delaware.

        4.     This Certificate of Amendment of Certificate of Incorporation will be effective upon filing.

        IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment of Certificate of Incorporation to be executed by                        , its                        , this    day of                        , 2006.

FASTCHANNEL, INC.
By:
Name:
Title:

EXHIBIT A

AMENDMENT TO CERTIFICATE OF INCORPORATION

OF

FASTCHANNEL, INC.

        The Second Amended and Restated Certificate of Incorporation of FASTCHANNEL, INC., a corporation duly organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the "Company"), is hereby amended by deleting ARTICLE FOUR, SECTION B, SUBSECTION 3 in its entirety and substituting in lieu thereof the following new ARTICLE FOUR, SECTION B, SUBSECTION 3:

        3.     Liquidation.

        3A.  (1)    Except as set forth below, before any distribution or payment is made upon any other capital stock of the Corporation, the holders of the New Preferred Stock shall first be entitled to receive from the assets of the Corporation (i) for each share of Series F Preferred Stock, an amount equal to $0.9291 per share of Series F Preferred Stock prior and in preference to the holders of all other capital stock of the Corporation, (ii) for each share of Series C-1 Preferred Stock an amount equal to $1.83 per share of Series C-1 Preferred Stock, pari passu with the holders of Series E-1 Preferred Stock, and prior and in preference to the holders of all other capital stock of the Corporation other than the Series F Preferred Stock and the Series E-1 Preferred Stock, (iii) for each share of Series E-1 Preferred Stock an amount equal to $1.338 per share of Series E-1 Preferred Stock, pari passu with the holders of Series C-1 Preferred Stock, and prior and in preference to the holders of all other capital stock of the Corporation other than the Series F Preferred Stock and the Series C-1 Preferred Stock, (iv) for each share of Series D-1 Preferred Stock an amount equal to $1.83 per share of Series D-1 Preferred Stock prior and in preference to the holders of all other capital stock of the Corporation other than the Series F Preferred Stock, Series C-1 Preferred Stock and Series E-1 Preferred Stock, (v) for each share of Series B-1 Preferred Stock an amount equal to $1.60 per share of Series B-1 Preferred Stock prior and in preference to the holders of all other capital stock of the Corporation other than the Series F Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock and Series E-1 Preferred Stock, and (vi) for each share of Series A-1 Preferred Stock an amount equal to $1.50 per share of Series A-1 Preferred Stock prior and in preference to the holders of all shares of Common Stock of the Corporation (in each case, such amount to be adjusted appropriately in the event of any stock dividend, stock split or combination, or similar recapitalization affecting the Series F Preferred Stock, Series E-1 Preferred Stock, Series D-1 Preferred Stock, Series C-1 Preferred Stock, Series B-1 Preferred Stock or Series A-1 Preferred Stock, respectively); plus, in the case of each share of New Preferred Stock, an amount equal to all declared and unpaid dividends; such total amount payable to the holders of Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock and Series F Preferred Stock being referred to, respectively, as the "Series A-1 Liquidation Preference," "Series B-1 Liquidation Preference," the "Series C-1 Liquidation Preference," the "Series D-1 Liquidation Preference," the "Series E-1 Liquidation Preference" and the "Series F Liquidation Preference" and collectively as the "Liquidation Preference."

        (2)   Upon any such liquidation, dissolution or winding up of the Corporation, if the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full of the Series F Liquidation Preference, then the assets available for distribution shall be distributed among the holders of the Series F Preferred Stock ratably in proportion to the full amount to which they would otherwise be entitled. Thereafter, in the event that the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full of the Series C-1 Liquidation Preference and Series E-1 Liquidation Preference, then the assets available for distribution shall be distributed among the holders of the Series C-1 Preferred Stock and Series E-1 Preferred Stock ratably in proportion to the full amount to which they would otherwise be entitled. Thereafter, in the event that the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full of the Series D-1 Liquidation Preference, then the assets available for distribution shall be distributed among the holders of the Series D-1 Preferred Stock ratably in proportion to the full amount to which they would otherwise be entitled. Thereafter, in the event that the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full of the Series B-1 Liquidation Preference, then the assets available for distribution shall be distributed among the holders of the Series B-1 Preferred Stock ratably in proportion to the full amount to which they would otherwise be entitled. Thereafter, in the event that the assets of the Corporation available for distribution to its stockholders shall be insufficient to permit the payment in full of the Series A-1 Liquidation Preference, then the assets available for distribution shall be distributed among the holders of the Series A-1 Preferred Stock ratably in proportion to the full amount to which they would otherwise be entitled.

        3B.  If the assets of the Corporation available for distribution to its stockholders in any such event exceed the amount of the Liquidation Preference, such assets remaining after payment of such amount pursuant to Section 3A above shall be paid to the holders of Common Stock, Series A-1 Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock, Series D-1 Preferred Stock, Series E-1 Preferred Stock and Series F Preferred Stock in proportion to the number of shares of Common Stock held by each (assuming full conversion of all New Preferred Stock) immediately prior to the close of business on the business day fixed for such distribution.

        3C.  Written notice of such liquidation, dissolution or winding up, stating a payment date, the amount of the liquidation payment and the place where said liquidation payment shall be payable, shall be given by mail, postage prepaid, or by facsimile to non-U.S. residents, not less than 20 days prior to the payment date stated therein, to the holders of record of New Preferred Stock, such notice to be addressed to each such holder at its address as shown by the records of the Corporation. Subject to Article IV(B)(5B)(ii), any consolidation or merger of the Corporation with or into any other corporation or corporations or entity or entities (other than a wholly-owned subsidiary of the Corporation) or the sale, transfer, exclusive and perpetual license or other disposition of all or substantially all its assets or the consummation of any transaction or series of related transactions which results in the holders of the Corporation's capital stock immediately prior to such transaction not holding at least 50% of the voting power of the surviving or resulting entity (any of such events hereinafter referred to as an "Acquisition") shall be deemed to be a liquidation, dissolution or winding up of the Corporation. The treatment of any particular transaction or series of related transactions as an Acquisition may be waived by the vote or written consent of the holders of a majority of the outstanding shares of Series F Preferred Stock.

        3D.  (1)    In any of such events, if the consideration received by the Corporation is other than cash, its value will be deemed its fair market value. Any securities shall be valued as follows:

          (a)   Securities not subject to restrictions on free marketability covered by (b) below:

            (i)    If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the thirty (30) day period ending three (3) days prior to the closing;

            (ii)   If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the thirty (30) day period ending three (3) days prior to the closing; and

            (iii)  If there is no active public market, the value shall be the fair market value thereof, as mutually determined by the Corporation and the holders of a majority of the voting power of all then outstanding shares of New Preferred Stock.

          (b)   The method of valuation of securities subject to restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (a)(i), (ii) or (iii) to reflect the approximate fair market value thereof, as mutually determined by the Corporation and the holders of at a majority of the voting power of all then outstanding shares of such New Preferred Stock.

        3E.  Notwithstanding anything contained in this Article IV(B)(3) to the contrary, at the Effective Time of the Merger (as such terms are defined in that certain Second Amended and Restated Agreement and Plan of Merger dated as of April 14, 2006 by and among Digital Generation Systems, Inc., a Delaware corporation ("DG Systems"), DG Acquisition Corp. IV, a Delaware corporation and wholly owned subsidiary of DG Systems, and the Corporation (the "Merger Agreement")), in lieu of the Liquidation Preference or any portion thereof as provided in Article IV(B)(3)(A)-(D) above: (a) each share of Series A-1 Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to Series A-1 Per Share Amount; (b) each share of Series B-1 Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to Series B-1 Per Share Amount; (c) each share of Series C-1 Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to the Series C-1 Per Share Amount; (d) each share of Series D-1 Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to the Series D-1 Per Share Amount; (e) each share of Series E-1 Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to the Series E-1 Per Share Amount; (f) each share of Series F Preferred Stock issued and outstanding at the Effective Time shall be entitled to receive an amount equal to the Series F Per Share Amount and (g) each share of Common Stock issued and outstanding immediately prior to the Effective Time shall be entitled to receive the Common Stock Per Share Amount (in each case, such amount to be adjusted appropriately in the event of any stock dividend, subdivision, stock split, combination, recapitalization or other similar event affecting the DG Systems Common Stock on or after December 15, 2005). For purposes hereof, the "Series A-1 Per Share Amount" equals 1.2275 shares of DG Systems common stock, $0.001 par value per share ("DG Systems Common Stock"); the "Series B-1 Per Share Amount" equals 1.3093 shares of DG Systems Common Stock, the "Series C-1 Per Share Amount" equals 1.9520 shares of DG Systems Common Stock, the "Series D-1 Per Share Amount" equals 1.4975 shares of DG Systems Common Stock, the "Series E-1 Per Share Amount" equals 1.4272 shares of DG Systems Common Stock, the "Series F Per Share Amount" equals 1.1459 shares of DG Systems Common Stock and the "Common Stock Per Share Amount" equals the number of Shares of DG Systems Common Stock obtained by (x) subtracting (i) the aggregate number of shares of DG Systems Common Stock issuable to holders of New Preferred Stock at the Effective Time from (ii) 52,062,712 shares of DG Systems Common Stock divided by (y) the number of shares of Common Stock outstanding immediately prior to the Effective Time. The Series A-1 Per Share Amount, Series B-1 Per Share Amount, Series C-1 Per Share Amount, Series D-1 Per Share Amount, Series E-1 Per Share Amount and Series F Per Share Amount are collectively referred to as the, "Preferred Per Share Amounts." The Preferred Per Share Amounts and Common Stock Per Share Amount are collectively referred to as the "Per Share Amounts." No certificates or scrip representing fractional shares of DG Systems Common Stock shall be issuable to any holders of New Preferred Stock or Common Stock in connection with the foregoing.

        3F.   In the event the requirements of this Article IV(B)(3) are not complied with, the Corporation shall forthwith either:

        (1)   cause the closing of such Acquisition to be postponed until such time as the requirements of this Article IV(B)(3) have been complied with; or

        (2)   cancel such transaction, in which event the rights, preferences and privileges of the holders of the New Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in Article IV(3)(C) hereof.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law permits DG Systems' board of directors to indemnify any person against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding in which such person is made a party by reason of his or her being or having been a director, officer, employee or agent of DG Systems, or serving or having served, at the request of DG Systems, as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, in terms sufficiently broad to permit such indemnification under circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. The statute provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise.

        Articles 8 and 9 of DG Systems' Certificate of Incorporation provides for indemnification of its directors, officers, employees and other agents to the fullest extent permitted by law.

        As permitted by sections 102 and 145 of the Delaware General Corporation Law, DG Systems' Certificate of Incorporation eliminates the liability of a DG Systems director for monetary damages to DG Systems and its stockholders arising from a breach or alleged breach of a director's fiduciary duty except for liability for any breach of a director's duty of loyalty to DG Systems or its stockholders, liability for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, liability under section 174 of the Delaware General Corporation Law, or liability for any transaction from which the director derived an improper personal benefit.

        In addition, DG Systems maintains officers' and directors' insurance covering certain liabilities that may be incurred by officers and directors in the performance of their duties.

ITEM 21. Exhibits and Financial Statement Schedules

  (a)
  Exhibits—The following are the exhibits to this Registration Statement:

Exhibit	Description
2.1	Second Amended and Restated Agreement and Plan of Merger, by and among Digital Generation Systems, Inc., DG Acquisition Corp. IV and FastChannel Network, Inc. dated as of April 14, 2006 (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement)*
5.1	Opinion of Gardere Wynne Sewell LLP*
8.1	Form of Opinion of Nutter McClennen & Fish LLP*
8.2	Form of Opinion of Latham & Watkins*
10.1	Stockholder Voting Agreement between FastChannel Network, Inc. and Scott K. Ginsburg dated December 15, 2005*
10.2	Form of FastChannel Stockholder Voting Agreement*
10.3	Registration Rights and Standstill Agreement dated April 28, 2006 between Digital Generation Systems, Inc. and Scott K. Ginsburg*
10.4	Form of Lock-Up Letter Agreement between Digital Generation Systems, Inc. and Crosspoint Venture Partners*
23.1	Consent of KPMG LLP
23.2	Consent of Vitale Caturano & Company LTD.
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of Southwest Securities, Inc.*
23.5	Consent of Revolution Partners*
23.6	Consent of Latham & Watkins**
23.7	Consent of Nutter McClennen & Fish LLP**
23.8	Consent of Gardere Wynne Sewell LLP**
24.1	Power of Attorney*
99.1	Form of Proxy for Special Meeting of DG Systems Stockholders*

*
Previously filed.

**
Included in opinion.

(b)
Financial Statement Schedules—Not Applicable.

(c)
Report, Opinion or Appraisal—See Appendices C and D.

ITEM 22. Undertakings

        Undertaking Pursuant to Item 512(a)

        The undersigned registrant hereby undertakes as follows:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          i.      To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

          ii.     To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          iii.    To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        (4)   If the registrant is a foreign private issuer, to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of this chapter if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

        (5)   That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

          i.      If the registrant is relying on Rule 430B:

            A.    Each prospectus filed by the registrant pursuant to Rule 424(b)(3)shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

            B.    Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

          ii.     If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

        (6)   That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities: The undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

          i.      Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

          ii.     Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

          iii.    The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

          iv.    Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

        Undertaking Pursuant to Item 512(b)

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking Pursuant to Item 512(g)

        (1)   The undersigned registrant hereby undertakes as follows: That prior to any public re-offering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such re-offering prospectus will contain the information called for by the applicable registration form with respect to re-offerings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        (2)   The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415 of Regulation C of the Securities Act of 1933, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Undertaking Pursuant to Item 512(h)

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Undertakings Pursuant to Form S-4

        The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

        The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

        Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on May 3, 2006.

DIGITAL GENERATION SYSTEMS, INC.
By:	/s/ Scott K. Ginsburg Scott K. Ginsburg Chief Executive Officer (Principal Executive Officer)

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities on May 3, 2006.

Signature	Title
/s/ SCOTT K. GINSBURG Scott K. Ginsburg	Chief Executive Officer and Chairman of the Board
/s/ OMAR A. CHOUCAIR Omar A. Choucair	Chief Financial Officer and Director
* David M. Kantor	Director
* Cappy R. McGarr	Director
* Kevin C. Howe	Director
* Anthony J. LeVecchio	Director
* By:	/s/ OMAR A. CHOUCAIR As attorney-in-fact

INDEX TO EXHIBITS

Exhibit	Description
2.1	Second Amended and Restated Agreement and Plan of Merger, by and among Digital Generation Systems, Inc., DG Acquisition Corp. IV and FastChannel Network, Inc. dated as of April 14, 2006 (included as Appendix A to the proxy statement/prospectus which is a part of this registration statement)*
5.1	Opinion of Gardere Wynne Sewell LLP*
8.1	Form of Opinion of Nutter McClennen & Fish LLP*
8.2	Form of Opinion of Latham & Watkins*
10.1	Stockholder Voting Agreement between FastChannel Network, Inc. and Scott K. Ginsburg dated December 15, 2005*
10.2	Form of FastChannel Stockholder Voting Agreement*
10.3	Registration Rights and Standstill Agreement dated April 28, 2006 between Digital Generation Systems, Inc. and Scott K. Ginsburg*
10.4	Form of Lock-Up Letter Agreement between Digital Generation Systems, Inc. and Crosspoint Venture Partners*
23.1	Consent of KPMG LLP
23.2	Consent of Vitale Caturano & Company LTD.
23.3	Consent of PricewaterhouseCoopers LLP
23.4	Consent of Southwest Securities, Inc.*
23.5	Consent of Revolution Partners*
23.6	Consent of Latham & Watkins**
23.7	Consent of Nutter McClennen & Fish LLP**
23.8	Consent of Gardere Wynne Sewell LLP**
24.1	Power of Attorney*
99.1	Form of Proxy for Special Meeting of DG Systems Stockholders*

*
Previously filed.

**
Included in opinion.